SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INVITATION	3
CALL NOTICE	4
1. PROCEDURES INHERENT TO EGM	7
2. MATTERS TO BE SUBMITTED FOR RESOLUTION AT THE EGM HEREBY CONVENED	12
3. MANAGEMENT CONCLUSION	22
LIST OF ANNEXES	23

INVITATION

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS convene all its shareholders to attend its 179th Extraordinary General Meeting, as follows:

Date: September 02, 2020

Time (Brasília): 2 p.m.

The Extraordinary General Meeting will be held entirely digitally under the terms of article 4, paragraph 2, item I and article 21-C, paragraph 2 and 3 of CVM Instruction No. 481, of December 17, 2009 (“IN CVM 481”), to be held on September 02, 2020, at 2:00 pm, through the digital platform WEBEX (“Digital Platform”).

Matters to be submitted for resolution at the Extraordinary General Meeting:

1.	To approve the sale of 78% (seventy-eight percent) of the equity interest in the Special Purpose Company Santa Vitória do Palmar S/A, for the amount of R$ 434,460,000.00 (four hundred and thirty-four million, four hundred and sixty thousand reais), for Ômega Geração S.A, under the terms of the draft Purchase and Sale Agreement for Shares and Other Covenants - Lot 1 (Annex 09 of the Management Proposal); and

2.	To approve the sale of the sale of 99.99% (ninety-nine point ninety-nine percent) of equity interest in Special Purpose Entities Hermenegildo I S/A, Hermenegido II S/A, Hermenegildo III S/A and Chuí IX S/A, by value of R$ 134,000,000.00 (one hundred and thirty-four million reais), for Ômega Geração S.A, under the terms of the draft Purchase and Sale Agreement for Shares and Other Covenants - Lot 2 (Annex 10 of the Management Proposal).

The Company prepared this Management Proposal to meet the good corporate governance practices and transparency requirements, aiming to guide and enlighten all Shareholders about the matters to be deliberated upon, hereby placing its Investor Relations Department at disposal to clear up any additional doubts.

Service Channels

Rua da Quitanda, 196 – 9th floor – Mario Bhering Building

Rio de Janeiro – Zip Code: 20.091-005
Website: www.eletrobras.com/ri

E-mail: ombudsman-ri@eletrobras.com
Phone: 55 (21) 2514-6333|2514-4627
Fax: 55 (21) 2514-5964

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Public company)

CNPJ No. 00.001.180/0001-26

CALL NOTICE

179th Extraordinary General Meeting

The company hereby calls the Shareholders of Centrais Elétricas Brasileiras S.A. - Eletrobras (“Company”) to meet at the Extraordinary General Meeting, in an exclusively digital form, under the terms of article 4, paragraph 2, item I and article 21-C, paragraph 2 and 3 of CVM Instruction 481, of December 17, 2009 (“IN CVM 481”), to be held on September 02, 2020, at 2:00 pm, through the digital platform WEBEX (“Digital Platform”), in order to decide on the following Agenda:

Matters to be submitted for resolution at the Extraordinary General Meeting:

1.	To approve the sale of 78% (seventy-eight percent) of the equity interest in the Special Purpose Company Santa Vitória do Palmar S/A, for the amount of R$ 434,460,000.00 (four hundred and thirty-four million, four hundred and sixty thousand reais), for Ômega Geração S.A, under the terms of the draft Purchase and Sale Agreement for Shares and Other Covenants - Lot 1 (Annex 09 of the Management Proposal); and

2.	To approve the sale of the sale of 99.99% (ninety-nine point ninety-nine percent) of equity interest in Special Purpose Entities Hermenegildo I S/A, Hermenegido II S/A, Hermenegildo III S/A and Chuí IX S/A, by value of R$ 134,000,000.00 (one hundred and thirty-four million reais), for Ômega Geração S.A, under the terms of the draft Purchase and Sale Agreement for Shares and Other Covenants - Lot 2 (Annex 10 of the Management Proposal).

Pursuant to paragraph one of article 126 of the Law 6404 (“Brazilian Corporations Law”) and the decision of I. the CVM Board in CVM case RJ-2014/3578, on November 4, 2014, a shareholder may be represented at the general meeting: (i) if an individual, by a proxy appointed less than 1 (one) year ago (which is a shareholder, manager of the Company or lawyer duly registered under the Brazilian Bar Association); (ii) if a legal entity, by its legal representatives or by a proxy appointed in accordance with its corporate documents and in accordance with the Brazilian Civil Code; and (iii) if an investment fund, by its administrator and/or manager, or by a proxy appointed in accordance with its corporate documents and in accordance with the Brazilian Civil Code rules.

Subject to the procedures set forth in CVM Instruction 481, of December 17, 2009, as amended ("CVM Instruction 481"), in the Company's Reference Form and the instructions contained in the Management Proposal for the General Meeting hereby called, the shareholder may exercise the voting right by means of the completion and delivery of the Remote Voting Ballot (“Voting Ballot”) made available by the Company on the Company's websites (www.eletrobras.com/ir) and the Brazilian Securities and Exchange Commission – CVM website (www.cvm.gov.br) and the B3 S.A. – Brasil, Bolsa, Balcão (“B3”) website (www.b3.com.br).

The Shareholder or its legal representative, in order to ensure admission to the General Meeting, pursuant to article 5 of CVM Instruction 481, shall submit the following documents:

•      Official ID card with photo;

•      The latest corporate document (bylaws or articles of association), in the case of a legal entity;

•      Power of attorney granted by shareholder;

Considering the situation that has been reported about the COVID-19 (coronavirus) pandemic in Brazil, mainly due to the currently existing restrictions on the circulation and gathering of people, the meeting will be held exclusively in digital manner, which is why the shareholder participation can only be:

(a) through Voting Ballot, with detailed instructions on the documentation required for remote voting are contained in the Ballot that can be accessed on the websites mentioned above; and

(b) through the Digital Platform, in person or by a proxy duly constituted under the terms of article 21-C, §§2 and 3 of IN CVM 481, in which case the shareholder may: (i) simply participate in the EGM, whether or not he has sent the Voting Ballot; or (ii) participate and vote in the EGM, noting that as for the shareholder who has already sent the Voting Ballot and that, if he wishes, votes in the Meeting by the Digital Platform, all voting instructions received through the Voting Ballot will be disregarded.

Shareholders wishing to participate in the EGM via the Digital Platform must access the Company's website, at http://www.eletrobras.com/AssembleiaVirtual and complete its registration, and after confirming the registration and receiving the registration password, attach all documents required to qualify for participation and/or vote in the EGM, at least 2 (two) days in advance of the date designated for the EGM, that is, until August 31, 2020. The following documents shareholders will be required to qualify and participate and/or vote in the EGM via the Digital Platform: (a) if a natural person, copy of the identification document, legally recognized as such, with a recent photo and national validity, within the validity period, if applicable, or, in the case of being represented by an attorney, a copy of the power of attorney signed with less than 1 (one) year, together with the official identity document with photo of the attorney, and such attorney must be another shareholder or lawyer regularly registered with the Brazilian Lawyers Association; or (b) if a legal entity, (i) updated constitutive acts of the shareholder and the act that invests the representative (s) with sufficient powers for representation within the EGM, duly registered with the competent bodies, together with the official document photo ID of the representative(s); (ii) if necessary, a power of attorney duly granted under the terms of the law and/or the constituent acts of the shareholder, together with the official identity document with a photo of the attorney.

After sending all supporting documents, the shareholder or attorney-in-fact, as the case may be, will receive an invitation with an individual password to access the Digital Platform. Pursuant to article 5, paragraph 3 of CVM Instruction 481, access to the Digital Platform will not be allowed to shareholders who do not present the necessary participation documents within the term provided herein and as detailed in the Management Proposal.

The Company clarifies that, exceptionally for this EGM, it will dispense the need to send the physical copies of the shareholder representation documents to its office, as well as the signature of the grantor in the power of attorney to represent the shareholder, notarization, consularization, the apostille and sworn translation of all documents representing the foreign shareholder, simply sending a simple copy of the original copies of such documents through the website mentioned above. The Company will only admit power of attorneys granted by shareholders by electronic means containing digital certification that is within the standards of the Brazilian Public Key Infrastructure or by other means of proving the authorship and integrity of the document in electronic form.

Detailed information on the rules and procedures for participation and/or remote voting in the EGM, including guidelines for sending the Remote Voting Bulletin, are contained in the Management Proposal available on the CVM (www.cvm.gov.br) and Company (www.eletrobras.com/ri). Guidelines on access to the Digital Platform and rules of conduct to be adopted at the EGM will be sent to each shareholder together with an invitation with an individual password to access the Digital Platform.

The Company's decision to hold the EGM exclusively digital, pursuant to article 4, paragraph 2, item I and article 21-C, paragraph 2 and 3 of ICVM 481, was due to the extraordinary context that the country is going through and the rest of the world, due to the COVID-19 pandemic, where the transit of people is being limited by the competent authorities and which, including the opening of airspace and transit through airports, is one of the aspects of greatest instability. Thus, the realization of EGM exclusively digitally reduces the need for air travel and the health risk of all EGM participants, facilitating the participation of shareholders and others involved in the realization of EGM. Through this decision, the Company reiterates its commitment to the adoption of measures to combat the pandemic of COVID-19 and to the safety of its shareholders and employees and the communities in the regions where it operates.

The resolutions at the EGM shall be passed by a majority of votes, and each shareholder's vote shall be proportional to its shareholding in the Company's share capital.

The shareholders shall have access, at the Company websites (www.eletrobras.com/ir), Brazillinan Securities Commission - CVM (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br), to the entire documentation related to the business which shall be addressed at the Annual Shareholders’ Meeting and Extraordinary General Meeting, under the terms of the Brazilian Corporations Law CVM Instruction 481.

Brasília, July 30, 2020.

José Guimarães Monforte

Chairman of the Board of Directors

MANAGEMENT PROPOSAL

1.    Procedures inherent to the EGM

To facilitate the understanding and attendance of the Shareholders to the Extraordinary General Meeeting, the Company lists, below, some relevant information regarding the procedures for installation, participation and conduction of the meeting. (“Management Proposal”)

1.1.	Voting Right

•	Shareholders owning Common shares:

They will have the right to vote on all items on the Agenda.

1.2.	Opening of the Extraordinary General Meeting

Pursuant to Article 125 of the Brazilian Corporation Law, for the installation of the Extraordinary Shareholders' Meeting at the first call, it will be necessary for the shareholders and / or their legal representatives holding participation corresponding to at least 25% (twenty-five) percent) of the voting capital of the Company.

If the said percentage is not reached, a new call will be made, at least 08 (eight) days in advance, after which the Extraordinary General Meeting will be installed through the presence of any number of shareholders.

1.3.	Qualification and Participation in the Extraordinary General Meeting

Representation at the Extraordinary General Meeting

Pursuant to paragraph 1 of article 126 of the Brazilian Corporation Law and the decision of the I. CVM Board in CVM case RJ-2014/3578, rendered on November 4, 2014, the shareholder may be represented at the Extraordinary General Meeting in one of the following ways: (a) if a natural person, by attorney-in-fact constituted less than 1 (one) year (who is shareholder, company administrator or lawyer regularly enrolled in the Brazilian Lawyers Association), (b) if legal entity, by its legal representatives or by an attorney-in-fact appointed in accordance with its constituent acts and in accordance with the rules of the Brazilian Civil Code, (c) as an investment fund, by its administrator and/or manager or, attorney-in-fact entitled in terms of its constitutive acts and in accordance with the rules of the Brazilian Civil Code.

Documents for Participation in the Extraordinary General Meeting

To participate in EGM, the Shareholders should be holders of shares issued by the Company, upon presentation of the following documents:

(a) in case of a natural person, copy of an identification document legally recognized as such, with recent photograph and national validity, within the validity period, if applicable, or, in the case of being represented by an attorney in-fact, a copy of the power of attorney signed with less than 1 (one) year together with the official identity document with photo of the attorney, and such attorney to be another shareholder or lawyer regularly enrolled in the Brazilian Lawyers Association; or

(b) in case legal entity, (i) a copy of the current constituent acts of the shareholder and of the act that invests the representative with sufficient powers for representation in the scope of the EGM, duly registered in the competent bodies, together with the official photo ID of the representative(s);; (ii) if it is the case, an instrument of mandate duly granted pursuant to the law and/or the constitutive acts along with the attorney's official photo ID.

For the purposes of the documents provided for in item (b), the Company will abide by statutes and articles of association and minutes of corporate bodies that elect the representatives of the corporate shareholder, in a certificate issued by the respective registration body, attesting to the registration of the document or act registered.

In the case of investment funds, the representative must prove its quality as administrator of the fund or attorney-in-fact duly appointed by him, in accordance with the applicable legislation.

The aforementioned documents must be submitted by the shareholder up to 2 (two) days before the date designated for the EGM, that is, until August 31, 2020, exclusively through the website address: http://www.eletrobras.com/AssembleiaVirtual

Registration and Accreditation for Distance Participation in EGM

The shareholder who wishes to participate in the EGM, to express himself/herself and/or vote, via digital platform, must fill in all the registration data at http://www.eletrobras.com/AssembleiaVirtual. After receiving an email confirming the registration, the Shareholder must attach all (complete) supporting documents of qualification (as listed above) at the said website address, at least 2 (two) days before the date designated for the EGM, or that is, until August 31, 2020.

The Company will provide verification of the documents and the shareholder will be informed exclusively through the electronic address he has provided in his registration regarding his accreditation for participation in the EGM. In case of insufficient documentation, the shareholder must complement the documentation at the same address http://www.eletrobras.com/AssembleiaVirtual, until August 31, 2020.

In the case of an attorney, he must register with his data at http://www.eletrobras.com/AssembleiaVirtual. After receiving a registration confirmation email, he must, through the same website, indicate each shareholder who will represent and attach the respective documents proving the status of shareholder and representation, under the terms mentioned above. The attorney-in-fact will receive an individual e-mail about the qualification status of each registered shareholder in his register and will provide, if necessary, the completion of documents. The attorney-in-fact who may represent more than one shareholder will only be able to vote for the EGM by the shareholders who have their qualification confirmed by the Company.

After sending all the supporting documents of qualification, the shareholder or attorney-in-fact, as the case may be, will receive an invitation with an individual password to access the Digital Platform and other rules of conduct to be adopted at the EGM. Each invitation will have an identification (“ID”) and a password, which will authorize only a single access to the EGM.

It should be noted that holders of ADRs participate and vote in meetings only and exclusively through their representative, Banco Bradesco S.A., as depositary financial institution, observing the terms and procedures established in the “Depositary Agreement” entered into with Eletrobras.

Access to the EGM via the Digital Platform will be restricted to shareholders or their attorneys who are accredited under the terms of this Management Proposal (“Accredited Shareholders”). The Company warns that shareholders who do not submit the request and the necessary participation documents within the period required here will not be able to participate in the EGM.

Accredited Shareholders or their attorneys undertake to: (i) use the individual invitations solely and exclusively for the remote monitoring of the EGM, (ii) not transfer or disclose, in whole or in part, the individual invitations to any third party, shareholder or not, the invitation being non-transferable, and (iii) not recording or reproducing, in whole or in part, nor transferring, to any third party, shareholder or not, the content or any information transmitted by virtual means during the performance of the EGM.

If a specific Accredited Shareholder does not receive an individual invitation for virtual access at the EGM up to 8 (eight) hours before the start time of the EGM, you should contact the Investor Relations department of the Company through the email assembleiavirtual@eletrobras.com up to 4 (four) hours before the EGM start time.

Participation in the EGM via Digital Platform

The Accredited Shareholder who participates through the electronic system provided by the Company will be considered present at the EGM (being able to exercise their respective voting rights) and sign the respective minutes, pursuant to article 21-V, item III and sole paragraph, of the CVM Instruction 481.

In turn, the shareholder who has already sent the Voting Bulletin may also, if he wishes, register to participate in the EGM through the Digital Platform, provided that he does so in the manner and within the period described in this Management Proposal, in which case such shareholder may: (i) simply participate in the EGM, whether or not he has sent the Voting Ballot; or (ii) participate and vote in the EGM, noting that, as for the shareholder who has already sent the Voting Ballot and who, if he wishes, votes in the EGM, all voting instructions received through the Voting Ballot will be disregarded .

It should be noted that the Digital Platform meets the requirements provided for in article 21-C, §1 of CVM Instruction 481, which are: (i) the possibility of manifesting and simultaneous access to documents presented during the EGM that have not been previously made available; (ii) the full recording, by the Company, of the EGM; and (iii) the possibility of communication between the shareholders present.

Accredited Shareholders who enter the electronic system, from now on, authorize the Company to use any information contained in the EGM record to: (i) record the possibility of manifesting and viewing the documents presented during the EGM; (ii) registration of the authenticity and security of communications during the EGM; (iii) registration of the presence and votes cast by the participating shareholders; (iv) compliance with the legal order of competent authorities; and (v) defense of the Company, its managers and contracted third parties, in any judicial, arbitration, regulatory or administrative sphere.

The Accredited Shareholder who wishes to express an opinion on a specific matter on the EGM Agenda must use the Digital Platform to register such request, so that, in the order in which they are received by the board, the Accredited Shareholder is given the floor, through the opening your audio. In order to maintain the good performance of the EGM, a maximum time can be established for the manifestation of each participating shareholder.

Any manifestations made in writing, sent to the EGM table to the email assembleiavirtual@eletrobras.com until the end of the EGM, by any Accredited Shareholder or its attorney, will be attached to the respective minutes, if there is an express request.

The participating shareholder who wants to speak to make a statement on any matter not related to the EGM's agenda must use the usual channels of contact with the Company, through the Investor Relations department.

The Company is not responsible for connection problems that the Accredited Shareholders may face and other situations that are not under the control of the Company, such as instability in the internet connection or incompatibility of the Digital Platform with the equipment of the Accredited Shareholder.

The Company also strongly recommends that Accredited Shareholders (i) carry out tests and become familiarized with the Webex tool in order to avoid incompatibility of their electronic equipment with the Digital Platform and other problems with its use on the EGM day; and (ii) access the Digital Platform at least 30 (thirty) minutes before the start of the EGM, in order to avoid possible operational problems.

In order to assist its shareholders, the Company will provide remote technical support and provide the Accredited Shareholders with a guide with basic instructions for accessing the EGM through the Digital Platform.

Any doubts or clarifications on the above issues may be resolved or obtained, as the case may be, by contacting the Investor Relations Department, by e-mail assembleiavirtual@eletrobras.com.

Distance Voting

Pursuant to the authority provided in CVM Instruction 481, Eletrobras will make available to the Extraordinary General Meeting the possibility of participation at a distance through the Distance Voting Ballot ("Voting Ballot"), whose model was made available on the websites of the Company (www.eletrobras.com/ir), the CVM (www.cvm.gov.br) and B3 (www.b3.com.br).

In order to participate in the EGM in this modality, the shareholders of the Company shall fill in the proper fields, sign the Voting Ballot and send it, alternatively, to: (i) the Bookkeeping Agent (as defined below) of the shares issued by the Company; (ii) the Custody Agent responsible for the custody of the shares issued by the Company held by them (“Custody Agent”), provided that he is apt to receive the Voting Ballot pursuant to CVM Instruction 481; or, also, (iii) directly to the Company.

In this sense, Eletrobras informs that the Bookkeeping Agent of its shares, namely, Banco Bradesco S.A. ("Bookkeeping Agent"), under the terms of an agreement entered into with the Company, will receive the Company's network of bank branches spread throughout the national territory, observing the procedures established by the Bookkeeping Agent. Shareholders or their representatives should appear at any bank branch of the Bookkeeping Agent, with a valid original document with a photo and, in the case of shareholders considered legal entities and/or represented by a proxy, the competent proxy documents should be presented, in addition to the Voting Ballot.

In addition to this, it is noteworthy that in accordance with CVM Instruction 481, custody agents may, but are not required to receive the Voting Ballots of the Company's shareholders. For this reason, the shareholders should check with the respective Custody Agent if it will provide such service, as well as its costs and procedures. In case the Custody Agent opts to receive the Voting Ballots, the shareholders of the Company may also, at their exclusive discretion, send the Voting Ballot directly to such agents.

Also, pursuant to CVM Instruction 481, shareholders who so wish may also forward the Voting Ballot directly to the Company and, in this case, should observe by the following rules:

(i)	Considering the situation that has been reported about the COVID-19 (“coronavirus”) pandemic in Brazil, mainly due to the currently existing restrictions on the circulation and gathering of people, which affects the activities carried out in person by the Company's employees, the Voting Bulletin will only be received when sent by e-mail, to the following email address: ombudsman-ri@eletrobras.com. Thus, being, exceptionally for this EGM, the Company will not require the sending of the originals to the Company;

(ii)	The Voting Ballot shall contain the place, date and signature of the requesting shareholder. In case the shareholder is considered a legal entity in accordance with the Brazilian legislation, the signature shall be of its legal representative, or attorney-in-fact with powers for this type of act;

(iii) The Voting Ballot sent directly to the Company should be accompanied by documentation attesting to the capacity of the shareholder or legal representative of the shareholder acting as the signatory, observing, for this reason, the requirements and formalities referred to in item 1.3 above.

The Voting Ballot that is sent directly to the Company and is unaccompanied by the documentation necessary to prove the condition of shareholder, or to prove its representation will not be considered valid, and, as a consequence, will not be processed by the Company. However it may be, corrected and resubmitted by the shareholder to the Company, observing the terms and procedures established in CVM Instruction 481.

The Voting Ballot received by the Bookkeeping Agent, the Custodian Agent (as the case may be) and/or by the Company up to 7 (seven) days prior to the date of the General Meeting pursuant to art. 21-B of CVM Instruction 481. The Voting Ballot that is delivered after this deadline will be considered invalid and will not be processed by the Company.

After the expiration of the period above, if there remain unfilled items of the Voting Ballots presented, the Company informs that it will consider them as an instruction equivalent to abstaining from voting connected to such matters.

2.	Matters to be submitted for resolution at the Extraordinary General Meeting

2.1	To approve a sale of 78% (seventy-eight percent) of the equity interest in the Special Purpose Company Santa Vitória do Palmar S/A, for the amount of R$ 434,460,000.00 (four hundred and thirty-four million, four hundred and sixty thousand reais), for Ômega Geração SA, under the terms of the draft Purchase and Sale Agreement for Shares and Other Covenants - Lot 1 (Annex 09 of the Management Proposal); and

2.2	To approve a sale of the sale of 99.99% (ninety-nine point ninety-nine percent) of equity interest in Special Purpose Entities Hermenegildo I S/A, Hermenegido II S/A, Hermenegildo III S/A and Chuí IX S/A, by value of R$ 134,000,000.00 (one hundred and thirty-four million reais), for Ômega Geração SA, under the terms of the draft Purchase and Sale Agreement for Shares and Other Covenants - Lot 2 (Annex 10 of the Management Proposal).

The participation percentages indicated above correspond to 100% of Eletrobras’ shareholding position in the aforementioned SPE’s. Thus, Eletrobras will be divesting all of its participation in said SPE’s.

2.3	Historic

The PDNG Business and Management Master Plan 2017-2021, approved by the Eletrobras Board of Directors, established three strategic pillars to be implemented at Eletrobras and the subsidiaries Furnas, Chesf, Eletrosul and Eletronorte, namely: i) Governance and Conformity; ii) Financial Discipline and iii) Operational Excellence, and also started the elaboration of the Eletrobras System Divestment Program.

The “Financial Discipline” pillar comprises the following initiatives:

• Reduction of investments;

• Privatization of distributors;

• Sale of administrative properties;

• Sale of stakes in SPE;

• Tax optimization; and

• Corporate restructuring to take advantage of tax credit.

In the PDNG planning cycle 2018-2022, approved by the Company's Board of Directors, the strategic pillars were expanded with the inclusion of the “Sustainable Actions” and “Valuing People” pillars.

In relation to the theme “Financial Discipline”, there is a forecast of sale of the non-strategic companies held by Eletrobras Companies in Special Purpose Entities (“SPE”), maintained in the annual reviews of the subsequent planning cycles PDNG 2019-2023 and PDNG 2020 -2024, the latter being the current one.

With the sale of stakes in non-strategic SPEs, the Company's Management aims to improve the indebtedness indicators, in view of the tightening credit situation and the need to preserve liquidity in the company.

To carry out the sale of its stakes in SPEs, the Company prepared economic and legal feasibility studies that supported the operation and corroborate the understanding of its Managers that its completion will provide an improvement in the financial condition of the Company and its subsidiaries, which will be briefly described in this Management Proposal.

2.4	Sale Modeling

On September 27, 2018, Eletrobras held a public auction (Auction No. 01/2018) conducted by B3 S / A - Brasil, Bolsa, Balcão (“B3”) for the sale of 71 equity interests in Special Purpose Entities ( SPEs) made available for sale in 18 lots. Of the 71 SPEs put up for sale, 26 were sold, in 11 different lots.

Considering that the said event was not successful in divesting Eletrobras' interests in some companies, in particular in SPEs Santa Vitória do Palmar Holding, Hermenegildo I, Hermegildo II, Hermenegildo III and Chuí IX, the then Business and Management Master Plan (PDNG ) 2019-2023, continuing the divestment process, set the goal of completing the divestment program by divesting over 39 SPEs grouped into six lots, with Lot 1 referring to Eletrobras' participation in the SPE Santa Vitória do Palmar and the Lot 2 referring to Eletrobras' participation in the SPEs Hermenegildo I, Hermenegildo II, Hermenegildo III and Chuí IX.

This time, the Board of Directors of Eletrobras (“CA”), on March 28, 2019, decided that the sale of Eletrobras' shareholdings in the remaining SPEs should be carried out under the terms of Decree No. 9,188 / 2017.

Said Decree establishes rules of governance, transparency and good market practices for the adoption of a special divestment regime, based on the provisions of article 29 of Law 13.303 / 16.

It is mentioned, as relevant, that Decree 9.188 / 17 was published on 11.01.2017, when the work for the Eletrobras Auction on 01/2018 was already underway but, on the other hand, there was, at that moment, no experience Enough implementation of the new decree in the process of divestment, which is why Eletrobras chose, at the time, to follow the provisions of article 28 of Law 13.303/16, holding a public auction at B3 SA - Brasil Bolsa Balcão.

The sale of corporate interests using Decree 9.188/17 contemplates, briefly, the following phases:

i. Preparation

• Planning of the competitive procedure (justification and assessment of impacts and authorizations);

• Creation of the Evaluation Committee or equivalent structure;

• Creation of the Alienation Commission; and

• Hiring consultancy for the Fairness Opinion report and others deemed necessary.

ii. Consultation of interest

iii. Publicize the Opportunity Disclosure Instrument (notice), which will contain, at least, the object of the sale, the criteria for participation, deadlines and ways of carrying out the Competitive Procedure n 01/2019

iv. Presentation of preliminary proposal. The Alienation Commission is entitled to request preliminary proposals from interested parties. In this procedure, the Alienation Commission chose not to carry out this phase.

v. Presentation of firm proposal (binding)

• It is up to the Alienation Commission to request firm proposals from interested parties;

• Prior to the bid opening event, the Disposal Committee will obtain the final economic and financial evaluation of the asset, to be prepared by the Evaluation Committee or equivalent structure; and

• Classification of proposals.

vi. Negotiation

vii. The Alienation Commission may negotiate with the best rated interested party or, successively, with the other interested parties, according to the ranking order, better and more advantageous conditions for the mixed capital company; and the negotiation may contemplate economic, commercial, contractual conditions, in addition to others considered relevant to the sale.

• Result and signature of contracts. The Alienation Commission will be responsible for preparing the final report on the competitive alienation procedure;

• It will be up to the competent statutory body of the mixed capital company to decide on the sale under the terms and conditions proposed by the highest rated interested party; and

• Once the alienation has been approved by the competent statutory body, the Alienation Commission will convene the best-qualified interested party to sign the contracts.

Adherence to Decree 9.188 / 17 brought the following operational benefits for Eletrobras in the sale of shareholdings in SPEs:

• Greater flexibility in the sale of assets, observing the precepts applicable to Mixed Economy Companies;

• Possibility of negotiation aiming at improving proposals;

• Expectation of significant cost reduction, given the greater simplicity of the Fairness Opinion service;

• Eletrobras is not bound by the sale until the decision of its collegiate bodies.

Regarding Lots 1 regarding Eletrobras 'participation in SPE Santa Vitória do Palmar and Lot 2 regarding Eletrobras' participation in SPEs Hermenegildo I, Hermenegildo II, Hermenegildo III and Chuí IX, there is a need for sales approvals to be given by the Eletrobras General Shareholders 'Meeting, for involving controlled companies, pursuant to Eletrobras' Bylaws.

The sale of said SPES had already been the subject of a decision by the 172nd Eletrobras Extraordinary General Meeting, when attempting to sell by Auction No. 01/2018, however, due to changes in the sale procedure, as well as the sale prices, new approval is required.

Further details on the Disposal Modeling can be obtained through the SPE Asset Disposal Plan (Annex 03) and the SPE Divestment System (Annex 04).

2.5	Sale Price

Unlike Auction No. 01/2018, where minimum prices are established and disclosed for each lot, only proposals with values higher than the defined minimum values are accepted, in the sale through the aforementioned Decree there is no minimum price concept, being replaced by concept of reference value, which is the value attributed by the company to the asset to be sold, however, it is considered that different assumptions about the forecast of certain variables can imply different perceptions of value. In this sense, the legal diploma recognizes that the value of an asset can vary depending on the premises adopted and allows the decision-making bodies of the company to determine whether the sale of an asset is advantageous, under market conditions, even if the perception of value among the buyer and the seller are not identical. The reference value is not known by the proponents, who have a wide freedom to propose the acquisition price of the asset. For the validation and completion of the sale, Management must hire a company from the financial sector to issue the fair value report.

In Decree No. 9,188/2017, reference values are established, obtained by an internal evaluation or by hiring an external advisor. In the case of disposals that are the subject of the agenda, an internal evaluation was chosen.

The reference price is based on the fact that the discounted cash flow assessment of any company is sensitive to the assumptions used (such as variations in the discount rate used, equipment unavailability, wind speed, future expectations energy rehiring price, overhaul costs, among other variables), and, thus, variations in the assumptions used can cause significant differences in the company's value.

The establishment of a minimum price, such as that of auction No. 01/2018, prevents the recognition and analysis of the impacts related to the assumptions used, resulting in an effective loss in the efficiency of the process.

In Competitive procedure No. 01/2019 in reference, a criterion was used for the Disposal Committee to submit proposals for consideration by the Eletrobras Executive Board (DEE), so that it could deliberate on the issuance of the statement of fair value report by the contracted company for this purpose, according to CVM Instruction No. 361/2002, which establishes that variations in values determined by different criteria must not exceed 10%.

Thus, in order to define a reference value for Eletrobras' participation in SPE Santa Vitória do Palmar S / A and in SPEs Hermenegildo I, Hermenegildo II, Hermenegildo III and Chuí IX, the Company's Management prepared an evaluation report (valuations) (Annex 01 and Annex 02), as will be discussed below.

2.6. Assets for Sale

2.6.1	SPE Santa Vitória do Palmar

Santa Vitória do Palmar Holding SA (“SPE Santa Vitória”) is a privately held company, having been created in October 2011, after the association of Eletrosul Centrais Elétricas SA (49%), merged in 2020, by the Electricity Generation and Transmission Company of Southern Brazil (CGT Eletrosul), and the Rio Bravo Energia I Investment Fund (51%), the latter succeeded by the Brave Winds Geradora SA Company

The following table shows the wholly owned subsidiaries of SPE Santa Vitória and the installed capacities, physical guarantees and other information from the wind farms. The authorization periods for all parks are 35 (thirty-five) years from the date of their respective Authorizing Decrees.

Subsidiary	Wind Farm	MME Authorization Ordinance	Installed capacity (MW)	Current Physical Guarantee (average MW)	Number of wind turbines
Eólica Geribatu I S.A.	Verace I	63/2012	20	8.5	10
Eólica Geribatu II S.A.	Verace II	58/2012	20	8.3	10
Eólica Geribatu III S.A.	Verace III	64/2012	26	11.0	13
Eólica Geribatu IV S.A.	Verace IV	57/2012	30	13.3	15
Eólica Geribatu V S.A.	Verace V	202/2012	30	10.9	15
Eólica Geribatu VI S.A.	Verace VI	56/2012	18	7.6	9
Eólica Geribatu VII S.A.	Verace VII	65/2012	30	11.4	15
Eólica Geribatu VIII S.A.	Verace VIII	80/2012	26	9.4	13
Eólica Geribatu IX S.A.	Verace IX	66/2012	30	10.9	15
Eólica Geribatu X S.A.	Verace X	67/2012	28	12.2	14
Eólica Chuí I S.A. (*)	Chuí I	106/2012	24	9.3	12
Eólica Chuí II S.A. (*)	Chuí II	165/2012	22	7.9	11
Eólica Chuí IV S.A. (*)	Chui IV	79/2012	22	7.8	11
Eólica Chuí V S.A. (*)	Chui IV	89/2012	30	11.0	15
Eólica Chuí VI S.A. (*)	Chuí VI	231/2012	22	8.8	11
Eólica Chuí VII S.A. (*)	Chuí VII	166/2012	24	8.6	12
Total			402	156.9	201

* The Chuí Complex wind farms (144 MW) were incorporated on December 29, 2017.

The initial values of physical guarantee were established in the authorization ordinances, totaling 169.1 average MW. Subsequently, through ANEEL dispatch No. 1,701 / 2015, the physical guarantees of the Chuí VI and Chuí VII wind farms were changed. In turn, on December 15, 2016, through Ordinance No. 245, of the Energy Planning and Development Secretariat of the Ministry of Mines and Energy (MME), the physical guarantees of the Chuí I, Chuí II, Chuí wind farms were changed IV, Chuí V, Verace IV and Verace X. Finally, on September 27, 2019, through Ordinance No. 245, of the MME Energy Planning and Development Secretariat, the physical guarantees of the Chuí I, Chuí wind farms were changed II, Chuí IV, Chuí V, Verace V, Verace VII, Verace VIII and Verace IX. All these physical guarantee changes resulted in a total current physical guarantee of 156.9 average MW.

The creation of SPE Santa Vitória and its wholly-owned subsidiaries was the result of participation in the 12th auction of New Energy (A-3), which took place on August 17, 2011, promoted by the Electric Energy Trading Chamber (CCEE), with the coordination of the National Electric Energy Agency (ANEEL). In this event, the consortia Chuí I, Chuí II, Chuí IV, Chuí V, Minuano I, Minuano II, Verace I, Verace II, Verace III, Verace IV, Verace V, Verace VI, Verace VII, Verace VIII, Verace IX and Verace X sold 169.1 average MW for a price close to R $ 100 / MWh in availability contracts that started in 2014 and are effective for 20 years. The contractual price updated by the IPCA amounts to R$ 160/MWh.

As required by the Auction Notice, the consortium members (FIP Rio Bravo and then Eletrosul) constituted Independent Electric Energy Producing Companies (PIEE), with the responsibility of implementing and exploring each of the wind power plants.

The Verace I to X parks started commercial operation on February 24, 2015 while the other parks started commercial operation on June 19, 2015.

On May 29, 2017, SPE Santa Vitória joined the MCSD A4 +, aiming at the termination of 100% of the amounts of electricity from the contracts signed at the ACR. Part of the permanently uncontracted energy was sold in a long-term private auction held by SPE Santa Vitória, with energy supply of a maximum amount of 145.3 average MW for the period between January 2018 to December 2031, with average sales prices in the first year of R$ 231/MWh and in the last year of R$ 145/MWh.

In December 2017, SPE Santa Vitória underwent significant corporate restructuring, with the following events:

a) The then shareholder Eletrosul Centrais Elétricas S.A received a swap of 101,925,081 common shares of Brave Winds Geradora S.A., thus, then Eletrosul Centrais Elétricas S.A. became, after this assignment, the controlling stake with 78% of the capital of SPE Santa Vitória;

b) The shareholders increased the share capital of SPE Santa Vitória through the payment of 100% shares held in the capital of Chuí Holding SA and its subsidiaries, therefore, from that date onwards, the Chuí Holding Wind Farms became part of the assets and were controlled by SPE Santa Vitória;

c) The then Eletrosul Centrais Elétricas S.A. sold all of its shares in SPE Santa Vitória, which were transferred to Eletrobras.

Reference Price SPE Santa Vitória

The reference value for the sale of Eletrobras' stake in SPE Santa Vitória do Palmar S / A, according to the appraisal report, which constitutes Attachment 02 to this Proposal, is specified below:

SPE Subsidiaries	Eletrobras Interest (%)	Reference Value (Thousand reais)
Santa Vitória do Palmar Holding S.A. (inclui Chuí Holding S.A.)	78.00%	473,779

The percentage of participation indicated above corresponds to 100% of Eletrobras' shareholding in SPE Santa Vitória. Thus, Eletrobras will be divesting all of its participation in said SPE.

Value of the SPE Santa Vitoria Proposal

After the negotiation phase, Ômega Geração SA presented the most advantageous proposal for the purchase of the equity interest (78%) in SPE Santa Vitória, owned by Eletrobras, referring to Lot 1, although lower than Eletrobras' Reference Value, as shown in the table below:

Amounts referred Dec 31, 2018						Earn Out
Applicant	Bid (a) (thousand reais)	Reference Value (a) (thousand reais)	Fairness Value (c) (thsoudand reais)	a/b	a/c	Price	Probability of exceeding	Additional generation (average MW)	Expected Amount
						($ Reais/MWh)	(%)		($ thousand Reais)
Omega	434,460	473,779	416,200	92%	104%	There is not	There is not	There is not	There is not

The amount offered by Ômega Geração on March 10, 2020 is 8% lower than the Reference Value defined by Eletrobras and 4% higher than the value of the asset obtained by the company responsible for issuing the fair value report

The table above shows, in a didactic way, that different assumptions, such as, for example, the evolution over the next 30 years of macroeconomic variables, such as: inflation, interest rate on Brazil risk can affect the perception of the value of an asset. The explicit recognition of these uncertainties was undoubtedly an advance established by Decree 9.188/2017.

2.6.2	SPEs Hermenegildo I S/A, Hermenegildo II S/A, Hermenegildo III S/A e Chuí IX S/A

The wind companies Hermenegildo I S/A, Hermenegildo II S/A, Hermenegildo III S/A and Chuí IX S/A (“SPEs Hermenegildo”) are privately held corporations whose purpose is to develop, implant, operate, operate and maintenance of a project for the production of electric energy from wind sources, in the following parks: Verace 24, Verace 25, Verace 26 and Verace 27 (Hermenegildo I S/A), Verace 28, Verace 29, Verace 30 and Verace 31 (Hermenegildo II S/A) and Verace 34, Verace 35 and Verace 36 (Hermenegildo III S/A), located in the municipality of Santa Vitória do Palmar, and the wind farm called Chuí 09 (Chuí IX S/A), in the municipality of Chuí, all located in the state of Rio Grande do Sul.

The authorization period for all parks is 35 (thirty-five) years, counting from the date of their respective authorizing ordinances. The following table shows the installed capacities, physical guarantees and other information about the parks.

SPE	Wind Farm	MME Authorizing Ordinance	Installed Capacity (MW)	Physical Guarantee (average MW)	Number of Wind Turbines
SPE Hermenegildo 1	EOL Verace 24	252/2014	22	9.2	11
	EOL Verace 25	241/2014	8	3.3	4
	EOL Verace 26	249/2014	16	7	8
	EOL Verace 27	279/2014	18	7.9	9
SPE Hermenegildo 1 Total			64	27.4	32

SPE Hermenegildo II	EOL Verace 28	269/2014	14	5.9	7
	EOL Verace 29	247/2014	20	8.3	10
	EOL Verace 30	281/2014	20	8.2	10
	EOL Verace 31	248/2014	10	4.2	5
SPE Hermenegildo II Total			64	26.6	32

SPE Hermenegildo III	EOL Verace 34	280/2014	16	6.7	8
	EOL Verace 33	239/2014	14	5.8	7
	EOL Verace 36	290/2014	24	9.7	12
SPE Hermenegildo III Total			54	22.2	27

SPE Chuí IX	EOl Chuí 09	218/2014	20	7.8	10

Total Overall			202	84	101

On November 18, 2013, the Electric Energy Trading Chamber (CCEE), with the coordination of the National Electric Energy Agency (Aneel), operated the 17th New Energy Auction (A-3). In this event, the consortium formed by Eletrosul (99.99%), incorporated, in 2020, by the Electricity Generation and Transmission Company of Southern Brazil (CGT Eletrosul), and Renobrax (0.01%) sold energy from the 12 mentioned parks, totaling 59.4 average MW for a period of 20 years, starting on January 1, 2016 and ending on December 31, 2035, for a price of R $ 124.28 / MWh (reference: nov/2013). In addition, the wind farms entered into energy sales contracts with then Eletrosul in the same period as the regulated contracts, selling an additional 23.7 average MW.

SPE Chuí IX entered into commercial operation on October 22, 2015, SPEs Hermenegildo I, Hermenegildo II entered into commercial operation on November 26, 2015 and finally, SPE Hermenegildo III entered into commercial operation on April 9, 2016.

On May 5, 2017, the SPEs Hermenegildo sent to CCEE declarations of offer to reduce the amounts of electric energy referring to the Surplus and Deficit Compensation Mechanism (MCSD), in which they terminated, as of January 2018, the contracts in regulated environment previously concluded.

On March 20, 2018, the wind farms and then Eletrosul signed energy purchase and sale agreements effective until December 31, 2035, through which the wind farms sold 39.3 average MW, in the period from January 2018 to December 31, 2025 and 63.0 average MW, in the period and January 1, 2026 to December 31, 2035.

On June 30, 2017, the Eletrobras Board of Directors approved the transfer of the equity interests in the mentioned SPEs Hermenegildo held by Eletrosul, merged by CGT Eletrosul, to Eletrobras Holding.

Hermenegildo SPEs Reference Price

The reference value for the sale of Eletrobras' stake in the SPEs Hermenegildo I S/A, Hermenegildo II S/A, Hermenegildo III S/A and Chuí IX S/A, according to the appraisal report, which constitutes Attachment 01 to this Proposal, is specified below:

SPE Subsidiaries	Eletrobras Interest (%)	Reference Value (Thousand reais)
Eólica Hermenegildo I S.A., Eólica Hermenegildo II S.A., Eólica Hermenegildo III S.A. and Eólica Chuí IX S.A.	99.99%	122118

The percentage of participation indicated above corresponds to 100% of Eletrobras' shareholding position in Hermenegildo SPEs. Thus, Eletrobras will be divesting all of its participation in said SPEs.

Value of the SPEs Hermenegildo Proposal

Ômega Geração SA presented the most advantageous proposal for the purchase of equity interest in the SPEs Hermenegildo I S/A, Hermenegildo II S/A, Hermenegildo III S/A and Chuí IX S/A, owned by Eletrobras, referring to Lot 2, as shown in the following table:

Amounts referred Dec 31, 2018						Earn Out
Applicant	Bid (a) (thousand reais)	Reference Value (a) (thousand reais)	Fairness Value (c) (thsoudand reais)	a/b	a/c	Price	Probability of exceeding	Additional generation (average MW)	Expected Amount
						($ Reais/MWh)	(%)		($ thousand Reais)
Omega	134,000	122,118	132,407	110%	101%	185	44	3.9	8,348

The amount of R$ 134,000,000.00 (one hundred and thirty-four million reais) offered by Ômega Geração S.A. corresponds to 110% of the reference value. Additionally, an earn-out amount of R$ 185/MWh was also proposed, in accordance with item 18.1 of the Notice of Competitive Procedure no 01/2019.

It is noted that the earn-out proposition refers to the value, per MWh, if the average generation of wind farms, in the period of three years, between 2020 and 2022, exceeds the generation verified in the referred plant in the 2016-2018 period (68.4 average MW). Studies carried out by Eletrobras indicate that the probability of generation occurring in the 2020-2022 triennium greater than that of the 2016-2018 period is 44%, with an expected revenue amount of R$ 8.3 million.

2.7.	Joint Analysis

Considering lots 1 and 2, the Omega Geração proposal, if considered together, amounts to R$ 568,460,000.00 and, on the other hand, the sum of the reference values, if considered together, for lots 1 and 2 reach R$ 595,897,000.00. In this sense, the full proposal of Ômega Geração is 5% lower than the sum of the reference values of lots 1 and 2 and 4% higher than the value obtained by the company contracted to issue the fair value report.

Amounts referred Dec 31, 2018						Earn Out
Applicant	Bid (a) (thousand reais)	Reference Value (a) (thousand reais)	Fairness Value (c) (thsoudand reais)	a/b	a/c	Price	Probability of exceeding	Additional generation (average MW)	Expected Amount
						($ Reais/MWh)	(%)		($ thousand Reais)
Omega	568,460	595,897	548,607	95%	104%	185	44	3.9	8.348

2.8	Benefits, Risks and Costs of the Proposal

Benefits

• Reduction of the Net Debtpo/EBTIDA Indicator, as defined in the PDNG 2020-2024, since the funds obtained from the sale of shareholdings in the SPEs mentioned above may be used to pay debts;

• The company's ability to focus on businesses with lower risk and greater profitability;

• Creation of conditions for the company to return to sustainable growth through the allocation of resources in more attractive businesses; and

• Divested assets are those that the Company's business area considers to be the highest risk and lowest return for the Company, which ensures the balance of the company's portfolio and maximizes shareholder value.

Riskss

• Failure to obtain consent to the purchase and sale of shares of all counterparties to contracts entered into with SPEs, which have an early maturity, mandatory termination or penalties for the hypothesis of transfer of shares, including financing banks, banks forwarders, debenture holders and guarantors;

• Failure to obtain the consent of the Administrative Council for Economic Defense - CADE.

Costs:

• The direct cost of the sale process is R$ 500,000.00 (five hundred thousand reais) per lot related to contracting the issue of the fair value report;

• Considering that the value of the sale of SPE Santa Vitória do Palmar S / A is lower than the amount recorded in Eletrobras' assets, on March 31, 2010, upon completion of the sale, Eletrobras should record a write-off, with effect on the its economic result, of about R $ 206.9 million.

3	Management Conclusion

In view of all of the above, the Company's Board of Directors, by unanimous vote, approved the sale of SPEs Santa Vitória, Hermenegildo IS/A, Hermenegildo II S/A, Hermenegildo III S/A and Chuí IX S/A, at the prices on the agenda, to Ômega Geração SA and its submission to the General Shareholders' Meeting, under the terms of this Management Proposal and its annexes, and recommends that the Shareholders carefully read all the documentation made available to them in relation to the proposed resolutions, as well as to approve them at the end.

Brasília, July 30, 2020.

José Guimarães Monforte

Chairman of the Board of Directors

LIST OF ANNEXES – EGM

All documents related to the matter to be resolved by the 179th EGM are available to shareholders on the Company's website (www.eletrobras.com/elb/age), as listed below:

ANNEX 01 - IT DFPI-001.2020 Valuation SPEs Hermenegildos e Chuí;

ANNEX 02 - IT DFPI-002.2020 Valuation SPE Santa Vitória do Palmar

ANNEX 03 - SPE Asset Disposal Plan - Decree 9.188 - September 2, 2019

ANNEX 04 - Systematics of Divestment in SPE - Version 2.0

ANNEX 05 - Technical Note Alienation Commission

ANNEX 06 - Fairness Opinion Letter SPE Santa Vitória do Palmar;

ANNEX 07 - Fairness Opinion Letter SPEs Hermenegildos e Chuí;

ANNEX 08 - Legal opinion;

ANNEX 09 - Draft of the Share Purchase and Sale Agreement and Other Covenants - Lot 1;

ANNEX 10 - Draft of the Share Purchase and Sale Agreement and Other Covenants – Lot 2;

The Company, through its Market Relations Department, by calling (55) (21) 2514-6333 or (55) (21) 2514-6331 and ombudsman-ri@eletrobras.com is at your entire disposal for further inquiries. clarifications about the 179th Extraordinary General Shareholders' Meeting.

ANNEX 01 - IT DFPI-001.2020 Valuation SPEs Hermenegildos e Chuí;

Technical Information

Title	Valuation of Eletrobras’ equity interest in Special Purpose Companies - SPE owned by Eletrobras object of the Competitive Procedure of Competitive Disposal Procedure no. 01/2019, – Lot 2 - Hermenegildo I, II, III and Chuí IX.
Subject Matter	Valuation; Value of Eletrobras’ equity interest in SPE.
Authors	Marcos Barreto de Faria Pinho – DFPI; Flávia Xavier Cirilo de Sá – DFPI.
Company	Eletrobras.
Category	Technical Information.
Keywords	Eletrobras, SPE, valuation, disposal.

Summary

1. Objective	26
2. Disclaimer/Relevant points	26
3. Methodology of the economic-financial assessment	27
4. Characteristics of Lot 2	28
4.1 Premises adopted	28
4.1.1 Macroeconomic premises	29
4.1.2 Revenue and Power Price	30
4.1.3 O&M – Operational Costs and Expenses	32
4.1.4 Financing	33
4.1.5 Residual Value	33
5. Results	33
6. Comparison with the 2018 valuation	34
7. Comparison with market transcations	38
8. Final considerations	39

Annexes

       Annex 1 - Annual Income Statement (DRE) and Cash Flow

       Annex 2 - Report of Long-Term Macroeconomic Scenarios of Jun/2019, developed by DFPP

1.	Objective

The objective of this Technical Information is to present the results of the valuations of the Special Purpose Company - SPE included in Lot 2 of the Competitive Disposal Procedure no. 01/2019, Eletrobras Call Notice no. 01/2019, approved by Eletrobras’ Executive Board - DEE, through RES-442/2019, and sanctioned by Eletrobras’ Board of Directors - CA, through DEL-150/2019.

Lot 2 consists of the following SPE:

•	Eólica Hermenegildo I S.A.;
•	Eólica Hermenegildo II S.A.;
•	Eólica Hermenegildo III S.A.;
•	Eólica Chuí IX S.A.
2.	Disclaimer/Relevant points

The following notes must be observed in the interpretation of the results presented herein.

I.	The objective of this document is to provide support to the decisions of Eletrobras’ Administration regarding the disposal of the assets included in Lot 2 of the Competitive Disposal Procedure no. 01/2019, Eletrobras Call Notice no.01/2019;
II.	The macroeconomic forecasts used are based on current expectations and have been obtained from the Macroeconomic Scenarios Report of June 2019, developed by the Economic and Financial Planning Department - DFPP;

It should be noted that it is extremely hard to project macroeconomic indicators for very long flows, such as in the case of concessions and authorizations under study, and thus the criteria of achievement of long term inflation targeting was adopted, as well as the maintenance of the other indicators to complement the DFPP report;

III.	The modelling considers that the Dividends and Contingent Assets already recognized in the Financial Statements of December 2018 that may be received after the closing of this assessment belong to Eletrobras. The Contingent Liabilities are already recognized and highlighted in the template;
IV.	The analysis was limited to the valuation of the SPE at hand, and the technical, accounting and legal Due Diligence works of the assets currently analyzed have not been carried out;
a.	The revenue loss of subsidiaries was not object of analysis in this work: during the works it was verified that part of the O&M services of the SPE are provided by Eletrobras’ subsidiaries. Therefore, be aware that this work did not analyze the amount involved with the potential loss of these contracts with the sale of the SPE.

V.	It is not the scope of this work to validate the information presented in the accounting records, business plans, contracts, among others, provided in the Data Room. The main sources of information used in the work have been the following:
•	Macroeconomic Information and Cost of Equity Capital - DFPP;
•	Technical Information of Aeolic SPE: Overhaul, Average selling prices, O&M - Generation Board;
•	Financial Statements of the SPE; Energy Purchase and Sale Contracts, O&M Agreement - Data Room.

It is important to emphasize that the economic and financial forecasts addressed in this TI contain estimates. Such estimates are not statements that they will be materialized or consolidated in the future, but rather reflect beliefs and expectations based on the best information available for Eletrobras at the time of the assessment.

Lastly, it should be stressed that all the valuation exercises carried out may constitute uncertain estimates and forecasts on future events according to the Brazilian Securities and Exchange Commission and the Securities and Exchange Commission, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.

3.	Methodology of the economic-financial assessment

The valuation work carried out by Eletrobras has used, preferably, the discounted cash flow methodology. This methodology is based on the case that the value of a project depends on its capacity to generate wealth in the future. The revenues, costs, expenses investments and other working capital requirements are estimated, in addition to all the items that affect the project’s cash variation, for a certain period of time.

Since the values of the cash flow generated are obtained from different periods of time, they should be added and compared at the same moment in time (present value). Therefore, the net balances calculated for each period are brought to present value at a discount rate that reflects the risks inherent to the business added to the opportunity cost of risk-averse investors, that is, to an attractiveness rate that will reflect the opportunity cost of the capital providers of the business.

In a non-exhaustive manner, the Net Present Value of the Shareholder’s Cash Flow must be estimated (VPL).

In addition to the above value, sensitivity analyses may be carried out, as needed, on the main variables that affects the result, in order to provide a better perception of the risks and the potential value of the project.

Thus, the assessments made by the DFPI technical team took into account the application of the methodology of the discounted cash flow to the shareholder.

4.	Characteristics of Lot 2

Lot 2 of the Competitive Disposal Procedure no. 01/2019 consists of the following SPE: Eólica Hermenegildo I S.A., Eólica Hermenegildo II S.A., Eólica Hermenegildo III S.A. and Eólica Chuí IX S.A. The main technical characteristics of these SPE are presented below.

             Table 1. Characteristics of Lot 2

SPE	Wind Power Plants	Power (MW)	Guaranteed Power Output (MWm)	Start of Operation	End of Authorization	% Eletrobras
Eólica Hermenegildo I S.A.	Verace 24 Verace 25 Verace 26 Verace 27	57.28	24.90	10/01/2015	06/15/2049	99.99%
Eólica Hermenegildo II S.A.	Verace 28 Verace 29 Verace 30 Verace 31	57.28	25.30	12/16/2015	06/16/2049	99.99%
Eólica Hermenegildo III S.A.	Verace 34 Verace 35 Verace 36	48.33	21.00	10/01/2015	06/23/2049	99.99%
Eólica Chuí IX S.A.	Chuí 09	17.90	7.40	10/22/2015	05/26/2049	99.99%
Total		180.79	78.60

The partners at the SPE are Eletrobras, with 99.99% equity interest and Renobrax Energias Renováveis Ltda, with 0.01% equity interest.

4.1	Premises adopted

The main premises adopted for the preparation of the assessments of the wind power generation SPE of Lot 2 are presented below.

Table 2. Wind Power Generation SPE Premises
Premises		Source
a)	Base date: January/2019	-
b)	Information of the Financial Statements of 2015, 2016, 2017 and 2018	Eletrobras Companies
c)	Projection period, according to the remaining period of the authorization grant	Ministry of Mines and Energy - MME (Authorization Ordinances)
d)	Macroeconomic indicators	DFPP, as per Report of Long-Term Macroeconomic Scenarios, of Jun/2019
e)	Financing agreements	SPE
f)	Authorization Ordinances and Ordinances for the review of guaranteed power output	Ministry of Mines and Energy - MME

Table 2. Wind Power Generation SPE Premises
g)	Authorizing Resolutions and Orders (change of installed power)	National Electric Energy Agency - ANEEL
h)	Energy purchase and sale agreements in the Free Contracting Environment – ACL	SPE
i)	O&M Information	SPE Financial Statements/O&M Agreements
j)	TUST	ANEEL Homologating Resolution no. 2.409/2018.

The information above appears in the Virtual Office “Eletrobras Public Call 01/2019”, available on Eletrobras’ intranet.

4.1.1	Macroeconomic premises

As already mentioned, for the forecast of the macroeconomic indicators, the Report of Long-Term Macroeconomic Scenarios, of June/2019, prepared by DFPP, was used. The chart below presents the forecast for these indicators, emphasizing that, after 2027, the forecasts are consistent.

Chart 1. Forecast of the macroeconomic indicators

4.1.2	ENERGY Revenue and Price

The energy generated by the SPE of Lot 2 is entirely sold in the Free Contracting Environment - ACL.

The charts below show the power generation of each SPE, as well as their respective revenues.

            Hermenegildo I - Power Generation and Annual Revenue

            Hermenegildo II - Power Generation and Annual Revenue

            Hermenegildo III - Power Generation and Annual Revenue

            Chuí IX - Power Generation and Annual Revenue

4.1.3	O&M - Operating Costs and Expenses

The operation and maintenance - O&M expenses of the wind power plants have been calculated considering the average of administrative expenses obtained from the previous financial statements of the SPE and the O&M curves of the O&M agreements of these power plants. The administrative expenses contemplate general and administrative expenses, services provided by third parties and environmental expenses. Furthermore, 1.73% of the Annual Gross Operating Revenue was taken into account as an expense with lease and rents of the lands.

It should be noted that the O&M curves of the agreements correspond to a period of 10 (ten) years, starting on 01/01/2016. Therefore, pursuant to the premise provided by the Superintendency of Expansion and Management of Generation Assets - DGE, through DGE Memorandum 008/2019, of 07/11/2019, as from the 11th year of the O&M curve, the value of the 10th year until the end of the authorization period of the wind power plants was extrapolated.

The table below shows the summary of the O&M expenses used in the valuation.

             O&M Expenses

SPE	DF Data		O&M Agreement (R$ k)
	Adm. Expenses (R$ k)	Base Date	Base Date of the Values	Start Date	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10

Hermenegildo I	1,388	Dec-18	Jan-16	Jan-16	1,620	1,854	6,523	6,523	6,523	8,391	8,391	8,391	8,391	8,391
Hermenegildo II	1,494	Dec-18	Jan-16	Jan-16	1,604	1,837	6,507	6,507	6,507	8,375	8,375	8,375	8,375	8,375
Hermenegildo III	1,205	Dec-18	Jan-16	Jan-16	1,347	1,544	5,484	5,484	5,484	7,060	7,060	7,060	7,060	7,060
Chuí IX	549	Dec-18	Jan-16	Jan-16	549	622	2,081	2,081	2,081	2,665	2,665	2,665	2,665	2,665

4.1.4	Financing

It should be noted that the SPE have financing agreements signed with the Brazilian Development Bank - BNDES and the Far South Regional Development Bank - BRDE, under the same conditions.

             SPE Financing Agreement

SPE	Type of Financing	Debit balance	Base Date	Last Payment	Indexer	Spread	Amortization System

H I	BNDES	R$ 98,767.00	12/31/2018	07/15/2032	TJLP	4.19%	SAC
	BRDE	R$ 43,139.00
H II	BNDES	R$ 98,789.00	12/31/2018	07/15/2032	TJLP	4.19%	SAC
	BRDE	R$ 43,148.00
H III	BNDES	R$ 84,165.00	12/31/2018	07/15/2032	TJLP	4.19%	SAC
	BRDE	R$ 36,762.00
CH IX	BNDES	R$ 28,451.00	12/31/2018	07/15/2032	TJLP	4.19%	SAC
	BRDE	R$ 12,426.00

4.1.5	Residual Value

It was considered that the Residual Value of the equipment at the end of the authorization period shall be used to cover the expenses with the plant’s decommissioning. Therefore, the values of such items have not been considered in the flows.

5.	Results

The results of the valuations performed for the SPE of Lot 2 of Competitive Disposal Procedure no. 01/2019 are shown below.

             Result per SPE in R$ k

Hermenegildo I	Hermenegildo II	Hermenegildo III	Chuí IX	Total
FCFE	37,862	29,427	25,458	9,272	102,019
(+) Asset Adjustments	13,230	10,460	5,894	3,669	33,253
(-) Liability Adjustments	(4,303)	(4,218)	(3,547)	(1,074)	(13,142)
VPL 2019	46,789	35,669	27,805	11,867	122,130
% Eletrobras	99.99%	99.99%	99.99%	99.99%	99.99%
Eletrobras’ Equity Interest	46,784	35,665	27,802	11,866	122,118

The Asset Adjustments pertain to the “Cash and cash equivalent” account and the Liability Adjustments refer to the payment of Reimbursements with the Chamber of Commercialization of Electric Energy - CCEE and other provisions.

The results obtained are different than the results from the assessments performed at the time of Eletrobras Auction no. 01/2018. The main differences are identified below.

6.	Comparison with the 2018 valuation

The main differences identified with the valuations performed in 2018 are:

(i)	Base date: change of the date base from 12/31/2017 to 12/31/2018;
(ii)	Balance Sheet: update due to the use of the Financial Statements of 12/31/2018;
(iii)	O&M: taxes previously not informed by the SPE taken into account in the O&M curve;
(iv)	TUST: update with the new values homologated by ANEEL, through Homologating Resolution no. 2.409/2018;
(v)	Macroeconomic: update of the macroeconomic indicators pursuant to the DFPP Report of June/2019;
(vi)	Energy Price;
(vii)	Energy Generation;
(viii)	Others.

The chart below shows the (positives and negatives) impacts of each item in the VPL of Lot 2.

            Lot 2: Difference VPL 2018 versus VPL 2019, R$ k

Next, the impacts on the VPL per SPE are presented, upon comparison with the 2018 valuation, as well as the breakdown of justifications for some of the items.

Hermenegildo I: Difference VPL 2018 versus VPL 2019, R$ thousand

Notes: 1. Base date: purge of a year of negative FCFE (2018 = negative R$ 15,659 thousand); and 2. BP Adjustments: increase in cash and cash equivalent, from R$ 7,850 thousand to R$ 13,230 thousand.

            Hermenegildo II: Difference VPL 2018 versus VPL 2019, R$ thousand

Notes: 1. Base date: purge of a year of negative FCFE (2018 = negative R$ 21,517 thousand); and 2. BP Adjustments (i) increase in cash and cash equivalent, from R$ 6,225 thousand to R$ 10,460 thousand; (ii) increase in the cyclical asset from R$ 5,363 thousand to R$ 11,448 thousand.

            Hermenegildo III: Difference VPL 2018 versus VPL 2019, R$ thousand

Notes: 1. Base date: purge of a year of negative FCFE (2018 = negative R$ 26,970 thousand); and 2. BP Adjustments (i) Realization of AFAC in 2018 in the amount of R$ 11,835 thousand, (ii) increase in cash and cash equivalent, from R$ 2,241 thousand to R$ 5,894 thousand.

          Chuí IX: Difference VPL 2018 versus VPL 2019, R$ thousand

Notes: 1. Base date: purge of a year of negative FCFE (2018 = negative R$ 3,892 thousand); and 2. BP Adjustments: (i) Increase in cash and cash equivalent, from R$ 1,972 thousand to R$ 3,669 thousand.

7.	Comparison with market transactions

In addition to the valuations, the assessment using market multiples has also been performed in order to provide robustness to the analyses regarding the results obtained, from the relation between market values or comparable transactions and operational indicators. This approach is based on the idea that similar assets have similar future profitability. Therefore, since the valuations are about a Wind Power Generation SPE, the EV/MW multiple was adopted.

The chart below shows the result of the assessment performed by the DFPI, for Lot 2, as well as the results of the Merge and Acquisitions - M&A market transactions occurred in Brazil, including the SPE sold in Eletrobras Auction no. 01/2018 whose equity interest has already been transferred.

          Comparison of the valuation with the market transactions, EV/MW

From the chart above, it can be noted that the result obtained from the DFPI is slightly below the lower limit of the market transactions. This is justified by the termination of the power supply contracts in the Regulated Contracting Environment - ACR, due to the fact that the wind power plants of the SPE Hermenegildos I, II and III and Chuí IX were not honoring the Energy Commercialization Contracts in a Regulated Environment - CCEAR, resulting in sanctions thereto, and the resulting contracting of such power in the ACL at lower prices than those currently charged in the market.

8.	Final considerations

This Technical Information summarizes the premises and results found by the internal assessment for the SPE the compose Lot 2 of Competitive Disposal Procedure no. 01/2019.

_____________________________ Marcos Barreto de Faria Pinho
_____________________________ Flávia Xavier Cirilo de Sá
Agreed: _____________________________ Felipe Baptista da Silva

04/09/2020 IT DFPI-002/2020

Hermenegildo I

R$ Million
DRE	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048	2049

Gross Income	39.7	39.9	41.3	40.6	39.3	38.7	38.0	38.9	40.4	42.1	43.6	45.3	47.0	40.9	42.3	44.0	45.7	70.8	73.3	76.2	79.2	82.5	85.4	88.8	92.2	96.1	99.5	103.4	107.4	111.9	57.5
(-) Revenue Deductions	(1.4)	(1.5)	(1.5)	(1.5)	(1.4)	(1.4)	(1.4)	(1.4)	(1.5)	(1.5)	(1.6)	(1.7)	(1.7)	(1.5)	(1.5)	(1.6)	(1.7)	(2.6)	(2.7)	(2.8)	(2.9)	(3.0)	(3.1)	(3.2)	(3.4)	(3.5)	(3.6)	(3.8)	(3.9)	(4.1)	(2.1)
Net Income	38.2	38.4	39.8	39.1	37.9	37.2	36.6	37.5	38.9	40.5	42.0	43.6	45.3	39.4	40.8	42.4	44.0	68.2	70.7	73.4	76.3	79.5	82.3	85.5	88.9	92.6	95.9	99.6	103.5	107.8	55.4
(-)Sector Charges	(2.4)	(2.5)	(2.6)	(2.7)	(2.7)	(2.8)	(2.9)	(3.0)	(3.2)	(3.3)	(3.4)	(3.5)	(3.7)	(3.8)	(3.9)	(4.1)	(4.3)	(4.5)	(4.7)	(4.9)	(5.1)	(5.3)	(5.5)	(5.7)	(5.9)	(6.1)	(6.4)	(6.6)	(6.9)	(7.2)	(3.6)
(-) O&M	(6.8)	(7.1)	(9.5)	(9.8)	(10.2)	(10.6)	(11.0)	(11.4)	(11.9)	(12.3)	(12.8)	(13.3)	(13.8)	(14.4)	(14.9)	(15.5)	(16.1)	(16.7)	(17.4)	(18.1)	(18.8)	(19.5)	(20.2)	(21.0)	(21.8)	(22.7)	(23.6)	(24.5)	(25.4)	(26.4)	(13.5)
(-) Administrative Expenses	(2.1)	(2.2)	(2.3)	(2.3)	(2.4)	(2.4)	(2.5)	(2.6)	(2.7)	(2.8)	(2.9)	(3.0)	(3.1)	(3.1)	(3.2)	(3.3)	(3.4)	(4.0)	(4.1)	(4.3)	(4.5)	(4.6)	(4.8)	(5.0)	(5.2)	(5.4)	(5.6)	(5.8)	(6.0)	(6.3)	(3.2)
(+) PIS/COFINS Credits	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EBITDA	26.9	26.7	25.5	24.4	22.6	21.4	20.2	20.4	21.2	22.2	22.9	23.8	24.7	18.1	18.7	19.5	20.2	43.0	44.5	46.2	48.0	50.1	51.8	53.8	55.9	58.3	60.3	62.7	65.1	67.9	35.1
(-) Depreciation	(15.2)	(15.2)	(15.2)	(15.2)	(15.2)	(15.2)	(15.2)	(15.2)	(15.2)	(15.2)	(15.2)	(15.2)	(15.2)	(15.2)	(15.2)	(15.2)	(15.2)	(20.0)	(20.0)	(12.7)	(5.9)	(5.9)	(5.5)	(4.8)	(4.8)	(4.8)	(4.8)	(4.8)	(4.8)	(4.8)	(2.4)
EBIT	11.7	11.4	10.3	9.1	7.4	6.2	5.0	5.2	6.0	6.9	7.7	8.6	9.5	2.9	3.5	4.2	5.0	22.9	24.4	33.5	42.1	44.2	46.3	49.0	51.1	53.5	55.5	57.9	60.3	63.1	32.7
(+) Financial Revenues	0.5	0.4	0.4	0.4	0.5	0.4	0.4	0.4	0.4	0.3	0.3	0.3	0.3	0.1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(-) Financial Expenses	(14.2)	(12.9)	(10.8)	(9.8)	(9.5)	(8.5)	(7.4)	(6.4)	(5.3)	(4.3)	(3.2)	(2.2)	(1.1)	(0.2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
LAIR	(2.1)	(1.0)	(0.1)	(0.3)	(1.7)	(1.9)	(2.0)	(0.8)	1.0	3.0	4.8	6.7	8.7	2.8	3.5	4.2	5.0	22.9	24.4	33.5	42.1	44.2	46.3	49.0	51.1	53.5	55.5	57.9	60.3	63.1	32.7
(-) IR/CSLL	(1.4)	(1.4)	(1.4)	(1.4)	(1.3)	(1.3)	(1.3)	(1.3)	(1.3)	(1.4)	(1.4)	(1.5)	(1.5)	(1.3)	(1.3)	(1.3)	(1.4)	(2.2)	(2.2)	(2.3)	(2.4)	(2.5)	(2.6)	(2.7)	(2.8)	(2.9)	(3.0)	(3.2)	(3.3)	(3.4)	(1.7)
Net Profit	(3.4)	(2.4)	(1.5)	(1.6)	(3.1)	(3.2)	(3.3)	(2.1)	(0.3)	1.6	3.4	5.2	7.2	1.6	2.2	2.9	3.6	20.8	22.2	31.2	39.7	41.7	43.7	46.3	48.3	50.6	52.5	54.7	57.0	59.7	30.9
*

Cash Flow	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048	2049

EBIT	11.7	11.4	10.3	9.1	7.4	6.2	5.0	5.2	6.0	6.9	7.7	8.6	9.5	2.9	3.5	4.2	5.0	22.9	24.4	33.5	42.1	44.2	46.3	49.0	51.1	53.5	55.5	57.9	60.3	63.1	32.7
(+) Depreciation	15.2	15.2	15.2	15.2	15.2	15.2	15.2	15.2	15.2	15.2	15.2	15.2	15.2	15.2	15.2	15.2	15.2	20.0	20.0	12.7	5.9	5.9	5.5	4.8	4.8	4.8	4.8	4.8	4.8	4.8	2.4
(+) Financial Income	0.5	0.4	0.4	0.4	0.5	0.4	0.4	0.4	0.4	0.3	0.3	0.3	0.3	0.1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(-) Investments/Maintenance Capex	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(109.4)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(+) Net Residual Value	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(-) Operational IR / CSSL	(1.4)	(1.4)	(1.4)	(1.4)	(1.3)	(1.3)	(1.3)	(1.3)	(1.3)	(1.4)	(1.4)	(1.5)	(1.5)	(1.3)	(1.3)	(1.3)	(1.4)	(2.2)	(2.2)	(2.3)	(2.4)	(2.5)	(2.6)	(2.7)	(2.8)	(2.9)	(3.0)	(3.2)	(3.3)	(3.4)	(1.7)
(-) Δ NCG	(0.0)	0.6	0.4	0.2	0.4	0.4	0.4	0.3	0.2	0.3	0.3	0.3	0.2	4.2	(0.1)	(0.1)	(0.1)	(1.9)	(0.1)	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)	(0.3)	6.6
(+) Other Accounts Receivable (AC)	0.3	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(-) Other Accounts Payable (PC)	(21.7)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
FCFF	4.5	26.3	25.0	23.7	22.1	21.0	19.8	19.8	20.5	21.4	22.1	22.9	23.7	21.2	17.4	18.1	(90.6)	38.9	42.1	43.7	45.4	47.4	49.0	50.9	52.9	55.2	57.1	59.3	61.6	64.2	39.9
(-) Δ IR/CSLL	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(+) Financing Releases	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(-) Debt Service	(24.1)	(23.2)	(21.4)	(20.4)	(20.0)	(19.0)	(18.0)	(17.0)	(15.9)	(14.9)	(13.8)	(12.8)	(11.8)	(5.5)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Payment of interests	(13.6)	(12.6)	(10.8)	(9.8)	(9.5)	(8.4)	(7.4)	(6.3)	(5.3)	(4.3)	(3.2)	(2.1)	(1.1)	(0.2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Amortization	(10.5)	(10.6)	(10.6)	(10.6)	(10.6)	(10.6)	(10.6)	(10.6)	(10.6)	(10.6)	(10.6)	(10.7)	(10.7)	(5.3)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Compliance Bonus	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
FCFE	(19.6)	3.1	3.5	3.2	2.1	2.0	1.8	2.9	4.6	6.5	8.2	10.1	12.0	15.7	17.4	18.1	(90.6)	38.9	42.1	43.7	45.4	47.4	49.0	50.9	52.9	55.2	57.1	59.3	61.6	64.2	39.9
*
FCFE real	(19.1)	2.9	3.2	2.8	1.8	1.6	1.4	2.1	3.3	4.5	5.5	6.5	7.4	9.3	10.0	10.0	(48.1)	19.9	20.7	20.7	20.7	20.8	20.7	20.7	20.7	20.8	20.7	20.7	20.7	20.8	12.4

04/09/2020 IT DFPI-002/2020

Hermenegildo II

R$ Million
DRE	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048	2049

Gross Income	39.0	39.3	40.7	40.1	38.9	38.4	37.8	38.1	39.6	41.2	42.7	44.4	46.1	37.5	38.9	40.4	42.0	66.1	68.4	71.1	73.9	76.9	79.7	82.8	86.0	89.6	92.9	96.5	100.2	104.4	53.6
(-) Revenue Deductions	(1.4)	(1.4)	(1.5)	(1.5)	(1.4)	(1.4)	(1.4)	(1.4)	(1.4)	(1.5)	(1.6)	(1.6)	(1.7)	(1.4)	(1.4)	(1.5)	(1.5)	(2.4)	(2.5)	(2.6)	(2.7)	(2.8)	(2.9)	(3.0)	(3.1)	(3.3)	(3.4)	(3.5)	(3.7)	(3.8)	(2.0)
Net Income	37.6	37.8	39.2	38.7	37.5	37.0	36.4	36.7	38.1	39.7	41.1	42.7	44.4	36.1	37.5	38.9	40.4	63.6	65.9	68.5	71.2	74.1	76.8	79.8	82.9	86.4	89.5	93.0	96.6	100.6	51.7
(-)Sector Charges	(2.4)	(2.5)	(2.6)	(2.7)	(2.7)	(2.8)	(2.9)	(3.0)	(3.2)	(3.3)	(3.4)	(3.5)	(3.7)	(3.8)	(3.9)	(4.1)	(4.2)	(4.5)	(4.7)	(4.9)	(5.1)	(5.2)	(5.5)	(5.7)	(5.9)	(6.1)	(6.4)	(6.6)	(6.9)	(7.1)	(3.6)
(-) O&M	(6.8)	(7.1)	(9.4)	(9.8)	(10.2)	(10.6)	(11.0)	(11.4)	(11.8)	(12.3)	(12.8)	(13.3)	(13.8)	(14.3)	(14.9)	(15.5)	(16.1)	(16.7)	(17.3)	(18.0)	(18.7)	(19.4)	(20.2)	(21.0)	(21.8)	(22.7)	(23.5)	(24.4)	(25.4)	(26.4)	(13.4)
(-) Administrative Expenses	(2.2)	(2.3)	(2.4)	(2.4)	(2.5)	(2.5)	(2.6)	(2.7)	(2.8)	(2.9)	(3.0)	(3.1)	(3.2)	(3.2)	(3.3)	(3.4)	(3.6)	(4.1)	(4.3)	(4.4)	(4.6)	(4.8)	(5.0)	(5.2)	(5.4)	(5.6)	(5.8)	(6.0)	(6.2)	(6.5)	(3.3)
(+) PIS/COFINS Credits	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EBITDA	26.2	26.0	24.8	23.8	22.1	21.0	19.9	19.6	20.3	21.2	21.9	22.8	23.7	14.8	15.3	15.9	16.5	38.3	39.7	41.2	42.8	44.7	46.2	48.0	49.9	52.0	53.8	55.9	58.1	60.6	31.3
(-) Depreciation	(15.2)	(15.2)	(15.2)	(15.2)	(15.2)	(15.2)	(15.2)	(15.2)	(15.2)	(15.2)	(15.2)	(15.2)	(15.2)	(15.2)	(15.2)	(15.2)	(15.2)	(20.0)	(20.0)	(15.5)	(5.6)	(5.6)	(5.5)	(4.8)	(4.8)	(4.8)	(4.8)	(4.8)	(4.8)	(4.8)	(2.4)
EBIT	11.0	10.8	9.6	8.6	6.9	5.9	4.7	4.4	5.1	6.0	6.7	7.6	8.5	(0.3)	0.1	0.7	1.3	18.4	19.7	25.7	37.2	39.0	40.7	43.2	45.1	47.3	49.0	51.1	53.3	55.8	28.9
(+) Financial Revenues	0.5	0.4	0.4	0.4	0.5	0.4	0.4	0.4	0.4	0.3	0.3	0.3	0.3	0.1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(-) Financial Expenses	(14.2)	(12.9)	(10.8)	(9.8)	(9.5)	(8.5)	(7.4)	(6.4)	(5.3)	(4.3)	(3.2)	(2.2)	(1.1)	(0.2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
LAIR	(2.7)	(1.6)	(0.8)	(0.8)	(2.2)	(2.2)	(2.3)	(1.6)	0.2	2.1	3.8	5.7	7.6	(0.4)	0.1	0.7	1.3	18.4	19.7	25.7	37.2	39.0	40.7	43.2	45.1	47.3	49.0	51.1	53.3	55.8	28.9
(-) IR/CSLL	(1.3)	(1.3)	(1.4)	(1.4)	(1.3)	(1.3)	(1.3)	(1.3)	(1.3)	(1.4)	(1.4)	(1.4)	(1.5)	(1.2)	(1.2)	(1.2)	(1.3)	(2.0)	(2.1)	(2.2)	(2.3)	(2.3)	(2.4)	(2.5)	(2.6)	(2.7)	(2.8)	(2.9)	(3.1)	(3.2)	(1.6)
Net Profit	(4.1)	(3.0)	(2.1)	(2.2)	(3.5)	(3.5)	(3.6)	(2.9)	(1.2)	0.7	2.4	4.3	6.2	(1.6)	(1.0)	(0.5)	0.1	16.4	17.6	23.5	34.9	36.7	38.3	40.7	42.5	44.5	46.2	48.2	50.2	52.6	27.3
*

Fluxo de Caixa	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048	2049

EBIT	11.0	10.8	9.6	8.6	6.9	5.9	4.7	4.4	5.1	6.0	6.7	7.6	8.5	(0.3)	0.1	0.7	1.3	18.4	19.7	25.7	37.2	39.0	40.7	43.2	45.1	47.3	49.0	51.1	53.3	55.8	28.9
(+) Depreciation	15.2	15.2	15.2	15.2	15.2	15.2	15.2	15.2	15.2	15.2	15.2	15.2	15.2	15.2	15.2	15.2	15.2	20.0	20.0	15.5	5.6	5.6	5.5	4.8	4.8	4.8	4.8	4.8	4.8	4.8	2.4
(+) Financial Income	0.5	0.4	0.4	0.4	0.5	0.4	0.4	0.4	0.4	0.3	0.3	0.3	0.3	0.1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(-) Investments/Maintenance Capex	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(108.7)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(+) Net Residual Value	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(-) Operational IR / CSSL	(1.3)	(1.3)	(1.4)	(1.4)	(1.3)	(1.3)	(1.3)	(1.3)	(1.3)	(1.4)	(1.4)	(1.4)	(1.5)	(1.2)	(1.2)	(1.2)	(1.3)	(2.0)	(2.1)	(2.2)	(2.3)	(2.3)	(2.4)	(2.5)	(2.6)	(2.7)	(2.8)	(2.9)	(3.1)	(3.2)	(1.6)
(-) Δ NCG	0.3	0.6	0.4	0.2	0.4	0.4	0.4	0.4	0.2	0.3	0.3	0.3	0.2	4.4	(0.1)	(0.1)	(0.1)	(1.8)	(0.1)	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)	6.0
(+) Other Accounts Receivable (AC)	0.2	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(-) Other Accounts Payable (PC)	(19.5)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
FCFF	6.3	25.7	24.3	23.1	21.7	20.6	19.5	19.0	19.6	20.5	21.1	21.9	22.7	18.2	14.1	14.6	(93.5)	34.5	37.4	38.9	40.4	42.1	43.6	45.3	47.0	49.1	50.8	52.7	54.8	57.2	35.7
(-) Δ IR/CSLL	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(+) Financing Releases	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(-) Debt Service	(24.1)	(23.2)	(21.4)	(20.4)	(20.0)	(19.0)	(18.0)	(17.0)	(15.9)	(14.9)	(13.8)	(12.8)	(11.8)	(5.5)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Payment of interests	(13.6)	(12.6)	(10.8)	(9.8)	(9.5)	(8.4)	(7.4)	(6.3)	(5.3)	(4.3)	(3.2)	(2.1)	(1.1)	(0.2)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Amortization	(10.5)	(10.6)	(10.6)	(10.6)	(10.6)	(10.6)	(10.6)	(10.6)	(10.6)	(10.6)	(10.6)	(10.7)	(10.7)	(5.3)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Compliance Bonus	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
FCFE	(17.8)	2.5	2.9	2.7	1.6	1.6	1.5	2.1	3.7	5.6	7.3	9.1	10.9	12.7	14.1	14.6	(93.5)	34.5	37.4	38.9	40.4	42.1	43.6	45.3	47.0	49.1	50.8	52.7	54.8	57.2	35.7
*
FCFE real	(17.4)	2.4	2.6	2.3	1.4	1.3	1.2	1.6	2.7	3.9	4.9	5.8	6.8	7.5	8.1	8.1	(49.6)	17.6	18.4	18.4	18.4	18.5	18.4	18.4	18.4	18.5	18.4	18.4	18.4	18.5	11.1

04/09/2020 IT DFPI-002/2020

Hermenegildo III

R$ Million
DRE	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048	2049
*
Gross Income	33.6	33.8	35.0	34.5	33.5	33.0	32.5	32.7	34.0	35.4	36.7	38.1	39.6	32.3	33.5	34.8	36.1	56.9	58.9	61.2	63.6	66.2	68.6	71.3	74.1	77.2	79.9	83.0	86.3	89.9	44.2
(-) Revenue Deductions	(1.2)	(1.2)	(1.3)	(1.3)	(1.2)	(1.2)	(1.2)	(1.2)	(1.2)	(1.3)	(1.3)	(1.4)	(1.4)	(1.2)	(1.2)	(1.3)	(1.3)	(2.1)	(2.2)	(2.2)	(2.3)	(2.4)	(2.5)	(2.6)	(2.7)	(2.8)	(2.9)	(3.0)	(3.1)	(3.3)	(1.6)
Net Income	32.3	32.5	33.7	33.2	32.2	31.8	31.3	31.6	32.8	34.1	35.4	36.8	38.2	31.1	32.2	33.5	34.8	54.8	56.8	59.0	61.3	63.8	66.1	68.7	71.4	74.3	77.0	80.0	83.1	86.6	42.6
(-)Sector Charges	(2.0)	(2.1)	(2.2)	(2.2)	(2.3)	(2.4)	(2.5)	(2.6)	(2.7)	(2.8)	(2.9)	(3.0)	(3.1)	(3.2)	(3.3)	(3.4)	(3.6)	(3.8)	(4.0)	(4.1)	(4.3)	(4.4)	(4.6)	(4.8)	(5.0)	(5.2)	(5.4)	(5.6)	(5.8)	(6.0)	(2.9)
(-) O&M	(5.7)	(5.9)	(8.0)	(8.3)	(8.6)	(8.9)	(9.2)	(9.6)	(10.0)	(10.4)	(10.8)	(11.2)	(11.6)	(12.1)	(12.5)	(13.0)	(13.5)	(14.1)	(14.6)	(15.2)	(15.8)	(16.4)	(17.0)	(17.7)	(18.4)	(19.1)	(19.8)	(20.6)	(21.4)	(22.2)	(11.3)
(-) Administrative Expenses	(1.8)	(1.9)	(2.0)	(2.0)	(2.0)	(2.1)	(2.1)	(2.2)	(2.3)	(2.4)	(2.5)	(2.6)	(2.7)	(2.6)	(2.7)	(2.8)	(2.9)	(3.4)	(3.5)	(3.6)	(3.8)	(3.9)	(4.1)	(4.2)	(4.4)	(4.6)	(4.8)	(4.9)	(5.1)	(5.3)	(2.7)
(+) PIS/COFINS Credits	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EBITDA	22.7	22.6	21.6	20.7	19.3	18.4	17.4	17.2	17.8	18.6	19.3	20.0	20.8	13.2	13.7	14.2	14.8	33.5	34.7	36.0	37.4	39.1	40.4	42.0	43.6	45.5	47.1	48.9	50.8	53.0	25.6
(-) Depreciation	(13.4)	(13.4)	(13.4)	(13.4)	(13.4)	(13.4)	(13.4)	(13.4)	(13.4)	(13.4)	(13.4)	(13.4)	(13.4)	(13.4)	(13.4)	(13.4)	(13.4)	(17.6)	(17.6)	(11.8)	(4.9)	(4.9)	(4.6)	(4.2)	(4.2)	(4.2)	(4.2)	(4.2)	(4.2)	(4.2)	(2.1)
EBIT	9.3	9.2	8.2	7.3	5.9	5.0	4.0	3.7	4.4	5.2	5.8	6.6	7.4	(0.2)	0.2	0.8	1.3	15.9	17.1	24.2	32.6	34.2	35.8	37.8	39.4	41.3	42.9	44.7	46.6	48.8	23.5
(+) Financial Revenues	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.3	0.3	0.3	0.3	0.3	0.2	0.1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(-) Financial Expenses	(12.1)	(11.0)	(9.2)	(8.4)	(8.1)	(7.3)	(6.3)	(5.4)	(4.6)	(3.7)	(2.8)	(1.8)	(0.9)	(0.1)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
LAIR	(2.4)	(1.4)	(0.6)	(0.7)	(1.9)	(1.9)	(2.0)	(1.4)	0.2	1.8	3.4	5.0	6.6	(0.3)	0.2	0.8	1.3	15.9	17.1	24.2	32.6	34.2	35.8	37.8	39.4	41.3	42.9	44.7	46.6	48.8	23.5
(-) IR/CSLL	(1.1)	(1.1)	(1.2)	(1.2)	(1.1)	(1.1)	(1.1)	(1.1)	(1.1)	(1.2)	(1.2)	(1.2)	(1.3)	(1.0)	(1.0)	(1.0)	(1.1)	(1.7)	(1.8)	(1.9)	(1.9)	(2.0)	(2.1)	(2.2)	(2.3)	(2.4)	(2.4)	(2.5)	(2.6)	(2.7)	(1.3)
Net Profit	(3.5)	(2.6)	(1.8)	(1.9)	(3.0)	(3.0)	(3.1)	(2.5)	(1.0)	0.7	2.2	3.7	5.4	(1.2)	(0.8)	(0.3)	0.2	14.2	15.3	22.4	30.6	32.2	33.7	35.6	37.2	39.0	40.4	42.2	44.0	46.1	22.2
*

Fluxo de Caixa	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048	2049
*
EBIT	9.3	9.2	8.2	7.3	5.9	5.0	4.0	3.7	4.4	5.2	5.8	6.6	7.4	(0.2)	0.2	0.8	1.3	15.9	17.1	24.2	32.6	34.2	35.8	37.8	39.4	41.3	42.9	44.7	46.6	48.8	23.5
(+) Depreciation	13.4	13.4	13.4	13.4	13.4	13.4	13.4	13.4	13.4	13.4	13.4	13.4	13.4	13.4	13.4	13.4	13.4	17.6	17.6	11.8	4.9	4.9	4.6	4.2	4.2	4.2	4.2	4.2	4.2	4.2	2.1
(+) Financial Income	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.3	0.3	0.3	0.3	0.3	0.2	0.1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(-) Investments/Maintenance Capex	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(94.7)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(+) Net Residual Value	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(-) Operational IR / CSSL	(1.1)	(1.1)	(1.2)	(1.2)	(1.1)	(1.1)	(1.1)	(1.1)	(1.1)	(1.2)	(1.2)	(1.2)	(1.3)	(1.0)	(1.0)	(1.0)	(1.1)	(1.7)	(1.8)	(1.9)	(1.9)	(2.0)	(2.1)	(2.2)	(2.3)	(2.4)	(2.4)	(2.5)	(2.6)	(2.7)	(1.3)
(-) Δ NCG	0.7	0.5	0.4	0.2	0.4	0.4	0.4	0.3	0.2	0.2	0.2	0.2	0.2	3.8	(0.1)	(0.1)	(0.1)	(1.6)	(0.1)	(0.1)	(0.1)	(0.2)	(0.1)	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)	5.2
(+) Other Accounts Receivable (AC)	0.2	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(-) Other Accounts Payable (PC)	(20.9)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
FCFF	2.0	22.3	21.2	20.1	18.9	18.0	17.1	16.7	17.2	18.0	18.6	19.2	19.9	16.1	12.6	13.1	(81.1)	30.2	32.8	34.0	35.4	36.9	38.2	39.6	41.2	43.0	44.5	46.2	48.0	50.0	29.5
(-) Δ IR/CSLL	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(+) Financing Releases	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(-) Debt Service	(20.6)	(19.7)	(18.2)	(17.4)	(17.1)	(16.2)	(15.3)	(14.4)	(13.6)	(12.7)	(11.8)	(10.9)	(10.0)	(4.7)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Payment of interests	(11.6)	(10.7)	(9.2)	(8.4)	(8.1)	(7.2)	(6.3)	(5.4)	(4.5)	(3.6)	(2.7)	(1.8)	(0.9)	(0.1)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Amortization	(9.0)	(9.0)	(9.0)	(9.0)	(9.0)	(9.0)	(9.0)	(9.0)	(9.1)	(9.1)	(9.1)	(9.1)	(9.1)	(4.5)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Compliance Bonus	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
FCFE	(18.5)	2.6	2.9	2.7	1.9	1.8	1.7	2.3	3.7	5.3	6.8	8.3	9.9	11.4	12.6	13.1	(81.1)	30.2	32.8	34.0	35.4	36.9	38.2	39.6	41.2	43.0	44.5	46.2	48.0	50.0	29.5
*
FCFE real	(18.1)	2.4	2.7	2.4	1.6	1.5	1.3	1.7	2.6	3.7	4.5	5.3	6.1	6.8	7.2	7.2	(43.0)	15.4	16.1	16.1	16.1	16.2	16.1	16.1	16.1	16.2	16.1	16.1	16.1	16.2	9.2

Chuí IX

R$ Million
DRE	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048	2049
*
Gross Income	12.0	12.1	12.5	12.3	11.9	11.8	11.6	11.8	12.2	12.7	13.2	13.7	14.2	11.9	12.3	12.8	13.3	20.8	21.6	22.4	23.3	24.3	25.1	26.1	27.1	28.3	29.3	30.4	31.6	32.9	14.1
(-) Revenue Deductions	(0.4)	(0.4)	(0.5)	(0.4)	(0.4)	(0.4)	(0.4)	(0.4)	(0.4)	(0.5)	(0.5)	(0.5)	(0.5)	(0.4)	(0.5)	(0.5)	(0.5)	(0.8)	(0.8)	(0.8)	(0.9)	(0.9)	(0.9)	(1.0)	(1.0)	(1.0)	(1.1)	(1.1)	(1.2)	(1.2)	(0.5)
Net Income	11.6	11.6	12.0	11.9	11.5	11.3	11.2	11.3	11.8	12.3	12.7	13.2	13.7	11.5	11.9	12.4	12.8	20.1	20.8	21.6	22.4	23.4	24.2	25.2	26.1	27.2	28.2	29.3	30.4	31.7	13.6
(-)Sector Charges	(0.7)	(0.8)	(0.8)	(0.8)	(0.9)	(0.9)	(0.9)	(1.0)	(1.0)	(1.0)	(1.1)	(1.1)	(1.2)	(1.2)	(1.2)	(1.3)	(1.3)	(1.4)	(1.5)	(1.5)	(1.6)	(1.6)	(1.7)	(1.8)	(1.8)	(1.9)	(2.0)	(2.1)	(2.1)	(2.2)	(0.9)
(-) O&M	(2.2)	(2.3)	(3.0)	(3.1)	(3.2)	(3.4)	(3.5)	(3.6)	(3.8)	(3.9)	(4.1)	(4.2)	(4.4)	(4.6)	(4.7)	(4.9)	(5.1)	(5.3)	(5.5)	(5.7)	(6.0)	(6.2)	(6.4)	(6.7)	(6.9)	(7.2)	(7.5)	(7.8)	(8.1)	(8.4)	(3.6)
(-) Administrative Expenses	(0.8)	(0.8)	(0.8)	(0.9)	(0.9)	(0.9)	(0.9)	(0.9)	(1.0)	(1.0)	(1.1)	(1.1)	(1.1)	(1.1)	(1.2)	(1.2)	(1.3)	(1.4)	(1.5)	(1.6)	(1.6)	(1.7)	(1.8)	(1.8)	(1.9)	(2.0)	(2.0)	(2.1)	(2.2)	(2.3)	(1.0)
(+) PIS/COFINS Credits	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EBITDA	7.9	7.8	7.4	7.1	6.5	6.2	5.8	5.8	6.0	6.3	6.5	6.8	7.0	4.6	4.7	4.9	5.1	11.9	12.3	12.8	13.3	13.9	14.3	14.9	15.5	16.1	16.7	17.3	18.0	18.8	8.1
(-) Depreciation	(4.3)	(4.3)	(4.3)	(4.3)	(4.3)	(4.3)	(4.3)	(4.3)	(4.3)	(4.3)	(4.3)	(4.3)	(4.3)	(4.3)	(4.3)	(4.3)	(4.3)	(5.7)	(5.7)	(3.3)	(1.7)	(1.7)	(1.6)	(1.4)	(1.4)	(1.4)	(1.4)	(1.4)	(1.4)	(1.4)	(0.6)
EBIT	3.5	3.5	3.1	2.8	2.2	1.9	1.5	1.5	1.7	2.0	2.2	2.4	2.7	0.3	0.4	0.6	0.8	6.2	6.6	9.5	11.6	12.1	12.7	13.5	14.1	14.8	15.3	16.0	16.7	17.4	7.5
(+) Financial Revenues	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.0	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(-) Financial Expenses	(4.1)	(3.7)	(3.1)	(2.8)	(2.7)	(2.5)	(2.1)	(1.8)	(1.5)	(1.2)	(0.9)	(0.6)	(0.3)	(0.0)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
LAIR	(0.4)	(0.1)	0.1	0.0	(0.4)	(0.4)	(0.5)	(0.2)	0.3	0.8	1.3	1.9	2.5	0.3	0.4	0.6	0.8	6.2	6.6	9.5	11.6	12.1	12.7	13.5	14.1	14.8	15.3	16.0	16.7	17.4	7.5
(-) IR/CSLL	(0.4)	(0.4)	(0.4)	(0.4)	(0.4)	(0.4)	(0.4)	(0.4)	(0.4)	(0.4)	(0.4)	(0.4)	(0.4)	(0.4)	(0.4)	(0.4)	(0.4)	(0.6)	(0.6)	(0.7)	(0.7)	(0.7)	(0.8)	(0.8)	(0.8)	(0.8)	(0.9)	(0.9)	(0.9)	(1.0)	(0.4)
Net Profit	(0.8)	(0.5)	(0.3)	(0.4)	(0.8)	(0.8)	(0.9)	(0.6)	(0.1)	0.4	0.9	1.5	2.0	(0.1)	0.1	0.2	0.4	5.6	6.0	8.8	10.9	11.4	12.0	12.7	13.3	13.9	14.5	15.1	15.7	16.4	7.1
*

Fluxo de Caixa	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048	2049
*
EBIT	3.5	3.5	3.1	2.8	2.2	1.9	1.5	1.5	1.7	2.0	2.2	2.4	2.7	0.3	0.4	0.6	0.8	6.2	6.6	9.5	11.6	12.1	12.7	13.5	14.1	14.8	15.3	16.0	16.7	17.4	7.5
(+) Depreciation	4.3	4.3	4.3	4.3	4.3	4.3	4.3	4.3	4.3	4.3	4.3	4.3	4.3	4.3	4.3	4.3	4.3	5.7	5.7	3.3	1.7	1.7	1.6	1.4	1.4	1.4	1.4	1.4	1.4	1.4	0.6
(+) Financial Income	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.0	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(-) Investments/Maintenance Capex	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(31.1)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(+) Net Residual Value	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

04/09/2020 IT DFPI-002/2020

(-) Operational IR / CSSL	(0.4)	(0.4)	(0.4)	(0.4)	(0.4)	(0.4)	(0.4)	(0.4)	(0.4)	(0.4)	(0.4)	(0.4)	(0.4)	(0.4)	(0.4)	(0.4)	(0.4)	(0.6)	(0.6)	(0.7)	(0.7)	(0.7)	(0.8)	(0.8)	(0.8)	(0.8)	(0.9)	(0.9)	(0.9)	(1.0)	(0.4)
(-) Δ NCG	0.1	0.2	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	1.3	(0.0)	(0.0)	(0.0)	(0.6)	(0.0)	(0.0)	(0.0)	(0.1)	(0.0)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	1.9
(+) Other Accounts Receivable (AC)	0.3	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(-) Other Accounts Payable (PC)	(7.5)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
FCFF	0.5	7.7	7.3	6.9	6.4	6.1	5.7	5.6	5.8	6.1	6.3	6.5	6.7	5.5	4.4	4.5	(26.4)	10.7	11.6	12.1	12.5	13.1	13.5	14.1	14.6	15.2	15.8	16.4	17.0	17.7	9.6
(-) Δ IR/CSLL	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(+) Financing Releases	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(-) Debt Service	(6.9)	(6.7)	(6.2)	(5.9)	(5.8)	(5.5)	(5.2)	(4.9)	(4.6)	(4.3)	(4.0)	(3.7)	(3.4)	(1.6)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Payment of interests	(3.9)	(3.6)	(3.1)	(2.8)	(2.7)	(2.4)	(2.1)	(1.8)	(1.5)	(1.2)	(0.9)	(0.6)	(0.3)	(0.0)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Amortization	(3.0)	(3.0)	(3.0)	(3.0)	(3.0)	(3.1)	(3.1)	(3.1)	(3.1)	(3.1)	(3.1)	(3.1)	(3.1)	(1.5)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Compliance Bonus	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
FCFE	(6.5)	1.0	1.1	1.0	0.6	0.6	0.5	0.7	1.2	1.8	2.3	2.8	3.3	3.9	4.4	4.5	(26.4)	10.7	11.6	12.1	12.5	13.1	13.5	14.1	14.6	15.2	15.8	16.4	17.0	17.7	9.6
*
FCFE real	(6.3)	1.0	1.0	0.9	0.5	0.5	0.4	0.6	0.9	1.2	1.5	1.8	2.1	2.3	2.5	2.5	(14.0)	5.5	5.7	5.7	5.7	5.7	5.7	5.7	5.7	5.7	5.7	5.7	5.7	5.7	3.0

04/09/2020 IT DFPI-002/2020

ANNEX 02 - IT DFPI-002.2020 Valuation SPE Santa Vitória do Palmar

Technical Information

Title	Valuation of Eletrobras' equity interest in Special Purpose Companies (“SPE”) owned by Eletrobras object of the Competitive Procedure of Competitive Disposal Procedure no. 01/2019, Lot 1 – Santa Vitória do Palmar.
Subject Matter	Valuation; Value of Eletrobras' equity interest in SPE.
Authors	Marcos Barreto de Faria Pinho – DFPI; Tiago Rinaldi Meyer – DFPI.
Company	Eletrobras.
Category	Technical Information.
Keywords	Eletrobras, SPE, valuation, disposal.

04/09/2020 IT DFPI-002/2020

Summary

1. Objective	45
2. Disclaimer/Relevant Points	45
3. Methodology of the economic-financial assessment	47
4. Characteristics of Lot 1	47
4.1 Premises adopted	48
4.1.1 Macroeconomic premises	48
4.1.2 Reevenue and Power Price	49
4.1.3 O&M	50
4.1.4 Financing	51
4.1.5 Residual Value	51
5. Results	51
6. Comparison with the 2018 valuation	52
7. Comparison with market transactions	53
8. Final Considerations	54

Annexes

       Annex 1 - Annual Income Statement (DRE) and Cash Flow

       Annex 2 - Report of Long-Term Macroeconomic Scenarios of Jun/2019, developed by DFPP

1.	Objective

The objective of this Technical Information is to present the valuation result of the Special Purpose Company - SPE included in Lot 1 of the Competitive Disposal Procedure no. 01/2019, Eletrobras Call Notice no. 01/2019, approved by Eletrobras' Executive Board - DEE, through RES-442/2019, and sanctioned by Eletrobras' Board of Directors - CA, through DEL-150/2019.

Lot 1 consists of SPE Santa Vitória do Palmar.

2.	Disclaimer/Relevant points

The following notes must be observed in the interpretation of the results presented herein.

VI.	The objective of this document is to provide support to the decisions of Eletrobras' Administration regarding the disposal of SPE Santa Vitória do Palmar, included in Lot 1 of the Competitive Disposal Procedure no. 01/2019, Eletrobras Call Notice no.01/2019;

04/09/2020 IT DFPI-002/2020

VII.	The macroeconomic forecasts used are based on current expectations and have been obtained from the Macroeconomic Scenarios Report of June 2019, developed by the Economic and Financial Planning Department - DFPP;

It should be noted that it is extremely hard to project macroeconomic indicators for very long flows, such as in the case of concessions and authorizations under study, and thus the criterion of achievement of long term inflation targeting was adopted, as well as the maintenance of the other indicators to complement the DFPP report;

VIII.	The modelling considers that the Dividends and Contingent Assets already recognized in the Financial Statements of December 2018 that may be received after the closing of this assessment belong to Eletrobras. The Contingent Liabilities are already recognized and highlighted in the template;
IX.	The analysis was limited to the valuation of the SPE at hand, and the technical, accounting and legal Due Diligence works of the assets currently analyzed have not been carried out;
a.	The loss of income of subsidiaries was not object of analysis in the present work: During the works it was verified that part of the O&M services of the SPE are provided by Eletrobras subsidiaries. Therefore, be aware that this work did not analyze the amount involved with the potential loss of these contracts with the sale of the SPE.
X.	It is not the scope of this work to validate the information presented in the accounting records, business plans, contracts, among others, provided in the Data Room. The main sources of information used in the work have been the following:
•	Macroeconomic Information and Cost of Equity Capital - DFPP;
•	Technical Information of Aeolic SPE: Overhaul, Average selling prices, O&M - Generation Board;
•	Financial Statements of the SPE; Energy Purchase and Sale Contracts, O&M Agreement - Data Room.

It is important to emphasize that the economic and financial forecasts addressed in this TI contain estimates. Such estimates are not statements that they will be materialized or consolidated in the future, but rather reflect beliefs and expectations based on the best information available for Eletrobras at the time of the assessment.

Lastly, it should be stressed that all the valuation exercises carried out may constitute uncertain estimates and forecasts on future events according to the Brazilian Securities and Exchange Commission and the Securities and Exchange Commission, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.

04/09/2020 IT DFPI-002/2020

3.	Methodology of the economic-financial assessment

The valuation work carried out by Eletrobras has used, preferably, the discounted cash flow methodology. This methodology is based on the case that the value of a project depends on its capacity to generate wealth in the future. The revenues, costs, expenses investments and other working capital requirements are estimated, in addition to all the items that affect the project's cash variation, for a certain period of time.

Since the values of the cash flow generated are obtained from different periods of time, they should be added and compared at the same moment in time (present value). Therefore, the net balances calculated for each period are brought to present value at a discount rate that reflects the risks inherent to the business added to the opportunity cost of risk-averse investors, that is, to an attractiveness rate that will reflect the opportunity cost of the capital providers of the business.

In a non-exhaustive manner, the Net Present Value of the Shareholder's Cash Flow must be estimated (VPL).

In addition to the above value, sensitivity analyses may be carried out, as needed, on the main variables that affect the result, in order to provide a better perception of the risks and the potential value of the project.

Thus, the assessments made by the DFPI technical team took into account the application of the methodology of the discounted cash flow to the shareholder.

4.	Characteristics of Lot 1

Lot 1 of the Competitive Disposal Procedure no. 01/2019 consists of SPE Santa Vitória do Palmar Holding S.A.

Tabela 6.             Table 1. Characteristics of Lot 1

SPE	Wind Power Plants	Power (MW)	Guaranteed Power Output (MWm)	Start of Operation	End of Authorization	% Eletrobras

Santa Vitória do Palmar Holding S.A.	Chuí I	24.00	10.40	06/16/15	03/11/47	78.00%
	Chuí II	22.00	9.10	06/16/15	03/22/47	78.00%
	Chuí IV	22.00	9.00	06/09/15	02/26/47	78.00%
	Chuí V	30.00	12.70	05/23/15	03/04/47	78.00%
	Minuano I	22.00	8.80	05/29/15	04/15/47	78.00%
	Minuano II	24.00	9.60	05/29/15	03/22/47	78.00%
	Verace I	20.00	8.50	12/19/14	02/21/47	78.00%
	Verace II	20.00	8.30	12/19/14	02/14/47	78.00%
	Verace III	26.00	11.00	12/19/14	02/21/47	78.00%
	Verace IV	30.00	13.30	12/19/14	02/14/47	78.00%
	Verace V	30.00	12.70	12/19/14	04/04/47	78.00%
	Verace VI	30.00	12.40	12/19/14	03/22/47	78.00%
	Verace VII	18.00	7.60	12/19/14	02/21/47	78.00%
	Verace VIII	30.00	12.70	12/19/14	02/23/47	78.00%
	Verace IX	26.00	10.80	12/19/14	02/21/47	78.00%
	Verace X	28.00	12.20	12/19/14	02/21/47	78.00%
Total		402.00	169.10

04/09/2020 IT DFPI-002/2020

The partners at the SPE are Eletrobras, with 78.00% equity interest, and Brave Winds Geradora S.A., with 22.00% equity interest.

4.1	Premises adopted

The main premises adopted for the preparation of the assessment of the wind power generation SPE of Lot 1 are presented below.

Tabela 7. Table 2. Wind Power Generation SPE Premises
Premises		Source
a)	Base date: January/2019	-
b)	Information of the Financial Statements of 2015, 2016, 2017 and 2018	Eletrobras Companies
c)	Projection period, according to the remaining period of the authorization grant	Ministry of Mines and Energy - MME (Authorization Ordinances)
d)	Macroeconomic indicators	DFPP, as per Report of Long-Term Macroeconomic Scenarios, of Jun/2019
e)	Financing agreements	SPE
f)	Authorization Ordinances and Ordinances for the review of guaranteed power output	Ministry of Mines and Energy - MME
g)	Authorizing Resolutions and Orders (change of installed power)	National Electric Energy Agency - ANEEL
h)	Energy purchase and sale agreements in the Free Contracting Environment – ACL	SPE
i)	O&M Information	SPE
j)	TUST	ANEEL Homologating Resolution no. 2.409/2018.

The information above appears in the Virtual Office "Eletrobras Public Call 01/2019", available on Eletrobras' intranet.

4.1.1	Macroeconomic premises

As mentioned, for the forecast of the macroeconomic indicators, the Report of Long-Term Macroeconomic Scenarios, of June/2019, prepared by DFPP, was used. The following chart shows the forecast of the indicators. It is worth highlighted that from 2027 onwards, the forecasts are constant.

04/09/2020 IT DFPI-002/2020

          Chart 1. Forecast of the macroeconomic indicators

4.1.2	Revenue and ENERGY Price

The energy generated by the SPE of Lot 1 is entirely sold in the Free Contracting Environment - ACL.

The charts below show the energy traded and the revenue of the SPE during the entire authorization period.

          Chart 2. Power Traded

Power Sold (MWh/year)

04/09/2020 IT DFPI-002/2020

Chart 3. Annual Revenue

Annual Revenue (R$ k)

4.1.3	O&M

The costs and operational expenses of the wind power plants have been calculated considering the administrative expenses of the previous financial statement of the SPE and the curves of the operation and maintenance (O&M) agreements of these power plants. The O&M costs contemplate the expenses with third party and environmental services. Furthermore, 1.73% of the Annual Gross Operating Revenue was taken into account as an expense with lease and rents of the lands.

It should be noted that the O&M curves of the agreements correspond to a period of 20 (twenty) years, starting on 12/01/2014. Therefore, pursuant to the premise provided by the Superintendency of Expansion and Management of Generation Assets - DGE, through DGE Memorandum 008/2019, of 07/11/2019, as from the 21st year of the O&M curve, the value of the 20th year until the end of the authorization period of the wind power plants was extrapolated.

The table below shows the summary of the ten first years of the O&M expenses used in the valuation.

             Table 3. O&M Expenses

	DF Data		O&M Agreement (R$ k)
SPE	Adm. Expenses (R$ k)	Base Date	Base Date of the Values	Start Date	Year 01	Year 02	Year 03	Year 04	Year 05	Year 06	Year 07	Year 08	Year 09	Year 10
Santa Vitória do Palmar Holding S.A.	4,440	Dec-18	Dec-18	Dec-14	13,059	13,059	13,059	13,059	13,059	37,330	37,330	37,330	37,330	37,330

04/09/2020 IT DFPI-002/2020

4.1.4	Financing

The SPE has financing agreements and debenture issued. The financing agreements have been obtained with the Brazilian Development Bank - BNDES and the Far South Regional Development Bank - BRDE, under the same conditions. The following table summarizes the agreements.

             Table 4. Financing Agreements

SPE	Type of Financing	Amount Released	Release Date	Last Payment	Indexer	Spread	Amortization System
Santa Vitória do Palmar Holding S.A.	BNDES/BRDE	900,017	12/03/2018	06/01/2031	TJLP	3.76%	Price
	Debenture	100,508	12/03/2018	06/01/2028	-	8.50%	Amortization Curve
4.1.5	Residual Value

It was considered that the Residual Value of the equipment at the end of the authorization period shall be used to cover the expenses with the plant's decommissioning. Therefore, the values of such items have not been considered in the flows.

5.	Results

The table 10 presents the result of the valuation performed for Santa Vitória do Palmar Holding S.A.

           Table 5. Result in R$ thousand

Santa Vitória do Palmar
FCFE	627,653
(+) Asset Adjustments	76,719
(-) Liability Adjustments	(88,832)
(-) Provisions	(8,131)
VPL	607,409
% Eletrobras	78.00%
EV Eletrobras	473,779

The Asset Adjustment pertains to the "Cash and cash equivalent" account and the Liability Adjustment pertains to the payment of Reimbursements with the Chamber of Commercialization of Electric Energy - CCEE and other provisions.

04/09/2020 IT DFPI-002/2020

6.	Comparison with the 2018 valuation

The main differences identified with the valuations performed in 2018 are:

(ix)	Base date: change of the date base from 12/31/2017 to 12/31/2018;
(x)	Balance Sheet: update due to the use of the Financial Statements of 12/31/2018;
(xi)	O&M: taxes previously not informed by the SPE taken into account in the O&M curve;
(xii)	TUST: update with the new values homologated by ANEEL, through Homologating Resolution no. 2.409/2018;
(xiii)	Macroeconomic: update of the macroeconomic indicators pursuant to the DFPP Report of June/2019;
(xiv)	Energy Price;
(xv)	Energy Generation;
(xvi)	Others.

The chart below shows the (positives and negatives) impacts of each item in the VPL of Lot 1.

          Chart 4. Lot 1: Difference VPL 2018 versus VPL 2019, R$ thousand

04/09/2020 IT DFPI-002/2020

7.	Comparison with market transactions

In addition to the valuation, the assessment using market multiples has also been performed in order to provide robustness to the analyses regarding the results obtained, from the relation between market values or comparable transactions and operational indicators. This approach is based on the idea that similar assets have similar future profitability. Therefore, since the valuation is about a Wind Power Generation SPE, the EV/MW multiple was adopted.

The chart below shows the result of the assessment performed by the DFPI, for Lot 1, as well as the results of the Merge and Acquisitions - M&A market transactions occurred in Brazil, including the SPE sold in Eletrobras Auction no. 01/2018 whose equity interest has already been transferred.

          Chart 5. Comparison of the valuation with the market transactions, EV/MW

From the chart above, it can be noted that the result obtained from the DFPI is below the average and slightly above the minimum of the market transactions.

04/09/2020 IT DFPI-002/2020

8.	Final considerations

This Technical Information summarizes the premises and results found by the internal assessment for the SPE the compose Lot 1 of Competitive Disposal Procedure no. 01/2019.

_____________________________ Marcos Barreto de Faria Pinho
_____________________________ Tiago Rinaldi Meyer
Agreed: _____________________________ Felipe Baptista da Silva

R$ Million
DRE	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
Gross Income	269.0	265.7	254.5	249.3	234.4	241.2	249.8	254.6	264.5	275.6	284.6	295.6	307.1	386.9	400.9	416.5	432.7	450.7	467.0	485.1	504.0	525.0	544.0	565.1	587.1	611.6	633.6	658.3	141.5
(-) Revenue Deductions	(9.3)	(9.7)	(9.3)	(9.1)	(3.6)	(3.8)	(9.1)	(9.3)	(9.7)	(10.1)	(10.4)	(10.8)	(11.2)	(14.1)	(14.6)	(15.2)	(15.8)	(15.5)	(17.0)	(17.7)	(18.4)	(19.2)	(19.9)	(20.6)	(21.4)	(22.3)	(23.1)	(24.0)	(5.2)
Net Income	259.2	256.0	245.2	240.2	225.9	232.4	240.7	245.3	254.9	265.5	274.2	284.8	295.9	372.8	386.2	401.3	416.9	434.3	449.9	467.4	485.6	505.9	524.1	544.5	565.7	589.3	610.5	634.3	136.4
(-)Sector Charges	(15.8)	(16.4)	(16.9)	(17.5)	(18.0)	(13.7)	(19.4)	(20.1)	(20.9)	(21.8)	(22.6)	(23.5)	(24.4)	(25.6)	(26.6)	(27.7)	(28.8)	(29.9)	(31.0)	(32.2)	(33.5)	(34.8)	(36.1)	(37.6)	(39.0)	(40.5)	(42.1)	(43.7)	(9.6)
(-) O&M	(15.2)	(39.1)	(40.6)	(42.1)	(43.7)	(45.9)	(52.7)	(54.7)	(56.9)	(59.1)	(62.0)	(71.3)	(74.1)	(77.0)	(80.0)	(83.1)	(86.3)	(89.7)	(93.2)	(96.8)	(100.6)	(104.5)	(108.5)	(112.7)	(117.1)	(121.7)	(126.4)	(131.3)	(44.6)
(-) Administrative Expenses	(9.3)	(9.4)	(9.4)	(9.5)	(9.4)	(9.8)	(10.1)	(10.4)	(10.8)	(11.3)	(11.7)	(12.1)	(12.6)	(14.3)	(14.8)	(15.4)	(16.0)	(16.6)	(17.3)	(17.9)	(18.6)	(19.4)	(20.1)	(20.9)	(21.7)	(22.6)	(23.4)	(24.3)	(6.8)
(+) PIS/COFINS Credits	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EBITDA	218.8	191.2	178.3	171.1	154.7	158.0	158.5	160.0	166.2	173.4	177.9	177.9	184.8	255.9	264.8	275.1	285.8	298.1	308.5	320.5	332.9	347.2	359.3	373.3	387.8	404.5	418.6	434.9	75.4
(-) Depreciation	(85.6)	(85.6)	(85.6)	(85.6)	(85.6)	(85.6)	(35.6)	(85.6)	(85.6)	(85.6)	(35.6)	(85.6)	(85.6)	(85.6)	(85.6)	(85.6)	(85.6)	(113.0)	(113.0)	(71.9)	(34.2)	(29.4)	(27.4)	(27.4)	(27.4)	(27.4)	(27.4)	(27.4)	(9.1)
EBIT	153.2	105.6	92.7	85.5	69.1	72.4	72.9	74.4	80.6	87.8	92.3	92.3	99.2	170.3	179.2	189.5	200.2	185.1	195.5	248.6	298.7	317.8	331.9	345.9	360.4	377.1	391.2	407.5	66.2
(+) Financial Revenues	3.6	3.7	3.9	4.0	4.4	4.5	4.4	4.5	4.5	4.4	4.4	4.4	0.9	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(-) Financial Expenses	(99.3)	(94.8)	(82.8)	(76.8)	(74.8)	(63.5)	(60.5)	(52.3)	(43.0)	(32.1)	(21.9)	(11.7)	(1.7)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
LAIR	37.5	14.5	13.8	12.8	(1.3)	8.4	16.7	26.5	42.1	60.1	74.8	85.0	98.5	170.3	179.2	189.5	200.2	185.1	195.5	248.5	298.7	317.8	331.9	345.9	360.4	377.1	391.2	407.5	66.2
(-) IR/CSLL	(9.5)	(9.4)	(9.1)	(9.0)	(3.7)	(3.9)	(9.2)	(9.3)	(9.6)	(10.0)	(10.2)	(10.6)	(9.7)	(11.9)	(12.3)	(12.8)	(13.3)	(13.9)	(14.4)	(14.9)	(15.5)	(16.1)	(16.7)	(17.4)	(18.1)	(18.8)	(19.5)	(20.3)	(4.3)
Net Profit	28.0	5.1	4.6	3.7	(10.0)	(0.6)	7.5	17.2	32.4	50.2	64.6	74.5	88.7	158.4	166.9	176.7	186.9	171.2	181.1	233.6	283.2	301.6	315.2	328.5	342.4	358.3	371.7	387.2	61.9

Cash Flow	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
EBIT	133.2	105.6	92.7	85.5	69.1	72.4	72.9	74.4	80.6	87.8	92.3	92.3	99.2	170.3	179.2	189.5	200.2	185.1	195.5	248.6	298.7	317.8	331.9	345.9	360.4	377.1	391.2	407.5	66.2
(+) Depreciation	85.6	85.6	85.6	85.6	85.6	85.6	85.6	85.6	85.6	85.6	85.6	85.6	85.6	85.6	85.6	85.6	85.6	113.0	113.0	71.9	34.2	29.4	27.4	27.4	27.4	27.4	27.4	27.4	9.1
(+) Financial Income	3.6	3.7	3.9	4.0	4.4	4.5	4.4	4.5	4.5	4.4	4.4	4.4	0.9	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(-) Investments/Maintenance Capex	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(+) Net Residual Value	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(-) Operational IR / CSSL	(9.5)	(9.4)	(9.1)	(9.0)	(3.7)	(3.9)	(9.2)	(9.3)	(9.6)	(io.o)	(10.2)	(10.6)	(9.7)	(11.9)	(12.3)	(12.8)	(13.3)	(13.9)	(14.4)	(14.9)	(15.5)	(16.1)	(16.7)	(17.4)	(18.1)	(18.8)	(19.5)	(20.3)	(4.3)
(-) Δ NCG	101.7	3.7	1.0	(0.7)	1.1	(0.3)	(0.2)	(0.3)	(0.7)	(0.7)	(0.5)	(0.2)	61.4	(6.0)	(0.8)	(1.0)	(1.0)	(U)	(1.0)	(1.1)	(1.2)	(1.3)	(1.1)	(1.3)	(1.4)	(1.5)	(1.3)	(1.5)	40.7
(+) Other Accounts Receivable (AC)	1.2	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(-) Other Accounts Payable (PC)	(34.3)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
FCFF	281.5	189.1	174.1	165.4	151.5	153.2	153.5	154.8	160.3	167.1	171.5	171.5	237.4	238.0	251.5	261.3	(365.1)	283.1	293.1	304.4	316.3	329.8	341.5	354.5	368.4	384.1	397.8	413.1	111.7
(-) Δ IR/CSLL	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(+) Financing Releases	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(-) Debt Service	(133.3)	(140.4)	(141.1)	(150.5)	(138.0)	(142.7)	(139.1)	(142.0)	(145.0)	(138.7)	(124.0)	(124.1)	(62.1)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Payment of interests	(92.4)	(33.0)	(79.2)	(73.6)	(71.4)	(65.5)	(5S.1)	(50.3)	(41.6)	(31.5)	[21.7)	(11.6)	11.7)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Amortization	(40.3)	(51.4)	(51.9)	(76.9)	(66.6)	(77.2)	(81.0)	(91.7)	(103.5)	[107.1)	(102.3)	(112.6)	(60.5)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Compliance Bonus	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
FCFE	148.3	48.7	33.0	14.9	13.5	10.5	14.5	12.8	15/3	28.5	47.5	47.4	175.3	238.0	251.6	261.3	(365.1)	283.1	293.1	304.4	316.3	329.8	341.5	354.6	368.4	384.1	397.8	413.1	111.7
FCFEreal	144.6	45.7	29.9	13.0	11.3	8.5	11.2	9.6	11.0	19.7	31.7	30.4	108.4	141.6	144.1	144.1	(193.7)	144.6	144.1	144.1	144.1	144.6	144.1	144.1	144.1	144.6	144.1	144.1	37.5

DEFINITIONS	58
1. INTRODUCTION	63
2. STRATEGIC REASONS FOR THE SALE OF INTERESTS IN SPE	63
3. SALE MODELING	63
4. CRITERIA TO FORM LOTS	65
5. OBJECT OF THE COMPETITIVE PROCESS	65
6. ECONOMIC AND FINANCIAL ASSESSMENT	67
7. FORMAT AND GENERAL CONDITIONS OF ELETROBRAS bid notice 01/2019	67
7.1. ADVERTISEMENT OF ELETROBRAS bid notice 01/2019	67
7.2. METHOD TO COMMUNICATE AND SUBMIT BIDDER’S DOCUMENTATION	68
7.3. ENROLLMENT IN THE COMPETITIVE SALE PROCESS	68
7.4. CLASSIFICATION OF BIDDERS	68
7.5. PRESENTATION OF FIRM ECONOMIC BID	69
7.6. EARN OUT CONDITION	69
7.7. SELECTION AND NEGOTIATION CRITERIA	70
7.8. PAYMENT CONDITION	72
7.9. BASE DATE AND ASSESSMENT PRICE ADJUSTMENTS	72
7.10. BID BOND	73
7.11. VIRTUAL INFORMATION ROOM (DATA ROOM)	74
7.12. PREEMPTIVE RIGHT	74
7.13. TAG ALONG OPTION	74
7.14. CONDITION PRECEDENT	76
7.15. SEPARATE NEGOTIATIONS	78
7.16. ACCESSION TO THE SHAREHOLDER’S AGREEMENT	78
8. TERM OF TAG ALONG OBLIGATION	78
9. MANEGMMENT PROPOSAL FOR EGM	78
10. GOVERNANCE REQUIREMENTS FOR DIVESTMENT IN SPE	79
11. ABIDANCE BY THE RULES FOR DEFENSE OF COMPETITION	80
12. SCHEDULE OF SALE	80
13. MARKET ANNOUNCEMENT (RELEVANT FACT)	80
14. REFERENCES	80
ATTACHMENT I - TECHNICAL SUMMARY OF WIND POWER GENERATION SPE	81
ATTACHMENT II - TECHNICAL SUMMARY OF TRANSMISSION SPE	92

DEFINITIONS

External Shareholders: all shareholders of each one of the enterprises concerning the Assets set out in the Competitive Sale Procedure, except Eletrobras and its Controlled Companies included in the National Privatization Plan (PND), in addition to Furnas, Chesf, Eletronorte and Eletrosul.

Administration: internal statutory entities of the Eletrobras Companies with competence to manifest or deliberate on matters referred to in this Asset Sale Plan, namely, Executive Board, Board of Directors and Internal Committees, as applicable.

Asset(s): equity interest held by the Seller in the remaining SPE’s of Eletrobras Auction 01/2018, grouped in Lots according to criteria set out in item 5 and Chart 1 of item 6 hereof.

Sale: total or partial transfer of Asset(s) to the Buyer, as a result of the Competitive Sale Procedure.

Governmental Authority: Government of the Federative Republic of Brazil or any other jurisdiction or any other political subdivision, including federal, state or local subdivisions, any autarchy, agency, secretariat or body of the Federative Republic of Brazil or its subdivision, including the Public Prosecutor’s Office, Federal Police, Brazilian Internal Revenue Service, National Social Security Institute, Brazilian Central Bank, Securities Commission, any court, such as judicial, administrative or arbitral, any regulatory or self-regulating entity.

Governmental Authorizations: any consent, permit, approval, waive or authorization from any Governmental Authority, as well as any statement, record, notice, transfer or request before any Governmental Authority, related to disinvestments disciplined by means of Specific Internal Procedure.

CADE: Administrative Council for Economic Defense.

Assessment Commission: commission appointed by Resolution from the Executive Board of the Seller as the one in charge of the internal financial and economic assessment of the asset and responsible for determining its Reference Value.

Sale Commission: commission appointed by Resolution from the Executive Board of the Seller as the one in charge of the Competitive Sale Procedure according to competences set out in Decree 9188/2017 and in the Opportunity Disclosure Instrument.

Buyer: winner whose Bid was approved by the Seller’s Administration with regards to a specific Lot of the remaining SPE’s or External Shareholder who has exercised his/her Preemptive Right.

Consultation of Interest: phase of the Competitive Sale Procedure regulated by means of the Opportunity Disclosure Instrument in which the Winner, before the request for the Firm Economic Bid, shall assess the interest of the market in purchasing Assets.

Sale Purchase and Sale Agreement or CCVA: contractual instrument signed by and between the Seller and the Bidder formalizing the execution of the legal business to sell the Asset, according to conditions and prices submitted in Firm Economic Bid with the changes agreed during the Negotiation phase.

Controlled Company: any legal entity over which Eletrobras exercises corporate control pursuant Law 13303/2016, comprising for the purposes of this Asset Sale Plan, companies Chesf, Eletronorte, Eletrosul and Furnas.

Preemptive Right: right assigned to External Shareholders as regulated in shareholder agreements executed within the scope of the companies subject to the Divestment Program, to equalize any offer received by the Seller, once observed the same terms and conditions, case in which External Shareholders shall have the preference to acquire shares from the offer received by the Seller, thus becoming Buyers of the Asset.

Bid Notice: is the Opportunity Disclosure Instrument defined herein to regulate the Competitive Sale Procedure 01/2019 in compliance with Decree 9188/2017, Article 21.

Eletrobras (or Holding): public government-controlled company organized pursuant Law 3890-A/1961, Controller of Furnas, Chesf, Eletrosul and Eletronorte, whose central office is located at Rua da Quitanda 196, Rio de Janeiro – RJ, CEP 20091-005.

Eletrobras Companies: in this Asset Sale Plan they must be understood as Eletrobras and/or its Controlled Companies whenever the context so requires, and whenever said context refers solely to the Controlled Company the words used shall be “Controlled Company”, and whenever the context solely refers to Eletrobras the word shall be “Eletrobras”.

Closure: act concurrent to the Total Liquidation of the Sale, once it is verified compliance with Condition Precedent.

Opportunity Disclosure Instrument: document that, in compliance with the principles of transparence, impersonality and isonomy, regulates the phase of Consultation of Interest, request for Firm Bids, Negotiation, Result and execution of CCVA within the scope of the Competitive Sale Procedure.

Fairness Opinion: professional, independent and unbiased opinion prepared by a specialized financial institution on the fairness of the Sale’s terms and conditions under the economic and financial point-of-view1.

Partial Liquidation: timely, full, non-reimbursement payment of the first installment of the Asset Sale Price for which the Bidder offered the most advantageous Firm Economic Bird, which must occur in up to 03 (three) working days as of the signature of the CCVA.

Total Liquidation: timely and full payment of the Asset Sale Price for which the Bidder offered the most advantageous Firm Economic Bid upon settlement of the second installment, in consideration of the transfer of ownership of shares upon signature of the respective book of shares of the SPE by the Buyer and Seller. Total Liquidation shall take place in a private manner at the environment of the SPE.

Lot(s): each set of SPE whose equity interests held by the Seller constitute the object of the Competitive Sale Procedure, grouped according to criteria set out in item 5, Chart 1 and item 6 hereof.

Fine: penalty applied to the Bidder in the event of failure to comply with obligations, as regulated in the Opportunity Disclosure Instrument, including, but not limited to, the omission to comply with the call to execute the CCVA2.

Negotiation: phase of the Competitive Sale Procedure in which the Sale Commission shall negotiate with the best ranked Bidder with the purpose of obtaining better and more advantageous conditions to the Holding.

Asset Sale Plan: is this document entitled Asset Sale Plan in Specific Purpose Entities - SPE version 2.0, whose purpose is to establish guidelines for divestment in equity interests held by the Seller on the remaining SPE from Eletrobras Auction 01/2018.

Safety Platform: dedicated platform and software, specially developed by company iDeals, at address https://pt.idealsvdr.com/ for communication and exchange of cryptographed information between Bidders and Eletrobras.

Asset Sale Price: equivalent to the amount of the Firm Economic Bid submitted by the Bidder to acquire the Asset, with changes agreed with the Seller’s Sale Commission during the Negotiation phase pursuant the CCVA, which is to be settled in the manner and term set out in the Opportunity Disclosure Instrument and CCVA.

1 Decree 9188/2017, article 20.

2 Decree 9188/2017, sole paragraph of article 38.

Competitive Sale Procedure: Asset Sale procedure carried out by the Seller by means of an electronic system in compliance with the Internal Specific Procedure, this Asset Sale Plan and with the Opportunity Disclosure Procedure, comprising phases such as preparation, consultation of interest, request for bid, negotiation, results and execution of CCVA.

Internal Specific Procedure: Internal Specific Procedure to Support Divestment in Equity Interests - Decree 9188/2017, version 1.0, based on article 3, section VI of Decree 9188/20173, to which Eletrobras adhered to on 28/Mar/2019 pursuant RES-096/2019, of 25/Feb/2019 and DEL 039/2019, of 28/Mar/2019.

Bidder: any legal entity, private equity investment fund or complementary pension fund that, whether individually or in a consortium, has an interest in joining the Competitive Sale Procedure upon enrollment in the Consultation of Interest pursuant rules disclosed in the Opportunity Disclosure Instrument.

Firm Economic Bid: irrevocable, irreversible and binding bid submitted by the Bidder in compliance with formal request submitted by the Sale Commission, which must contain the indication of amount in Reais with up to 02 (two) decimal places to acquire the Asset according to rules and conditions presented by the Seller, including, but not limited to, manner, mode and location of payment and compliance with requirements to exercise the Preemptive Right, if applicable.

Qualification: analysis by the Sale Commission concerning documentation of Bidders carried out in two phases according to objective criteria disclosed in the Opportunity Disclosure Instrument; at Qualification - Phase I, commitments shall be taken and it shall be analyzed regularity in the representation of Bidders enrolled in the Consultation of Interest; at Qualification - Phase I, after the negotiation phase with the best ranked Bidder, it shall be analyzed documentation pertaining to its economic, financial, legal and integrity regularity.

Accredited Representatives: individuals authorized to represent Bidders in all documents related to the Competitive Sale Procedure and to exercise any and all acts with the Sale Commission.

SPE: business organization model through which a new company is organized, either limited or a corporation, with the specific purpose of exercising an economic activity in areas of transmission and generation of power, whose rights and obligations are ruled by the respective concession or authorization agreements signed with the Granting Power.

3 Decree 9188/2017, art 3 VI.

Tag along: right of joint sale, granted to shareholders or certain shareholders of a company, by means of provision in the Articles of Incorporation or in agreement of shareholders, or yet, following a legal provision in the event of public company control Sale, thus granting them the right to adhere to an offer submitted by a third party to a shareholder, controller or not, as applicable, allowing them to sell their interest to the referred acquirer third party. Terms and conditions to exercise the right of tag along and the extension of an offer by an acquirer third party are regulated in the Articles of Incorporation or agreements of shareholders of each company.

TCU: Federal Court of Accounts.

Reference Value: it is the amount or amount interval in Reais, calculated by the Assessment Commission or by the Organizational Unit equivalent and approved by the competent board of the Seller, according to the Approvals Policy of Eletrobras Companies, from the modeling of the economic and financial assessment of each company.

Organizational Unit equivalent to the Sale Commission: Organizational Unit of the Seller appointed by Resolution from its Executive Board, as the one in charge of carrying out the Competitive Sale Procedure according to competences set out in Decree 9188/2017 and in the Opportunity Disclosure Instrument.

Organizational Unit equivalent to the Assessment Commission: Organizational Unit subordinated to the Financial Board of the Seller appointed by Resolution from its Executive Board as the one in charge of the internal financial and economic assessment of the asset and responsible for determining its Reference Value.

Seller: Eletrobras and/or its Controlled Companies, as applicable and in situations expressly specified herein, each one individually.

1. INTRODUCTION

Asset Sale Plan in Specific Purpose Entities - SPE version 2.0 intended to establish guidelines for the divestment process in equity interests on the remaining SPE’s from Eletrobras Auction 01/2018 based on Decree 9188/17 of 01/Nov/2017.

Eletrobras adhered to Decree 9188/17, according to resolution from Executive Board RES-096/2019, of February 25th, 2019 and deliberation of the Board of Directors DEL 039/2019, of March 28, 2019.

2.	STRATEGIC REASONS FOR THE SALE OF INTERESTS IN SPE

Reason to sell equity interests in remaining SPE’s of Eletrobras Auction 01/2018 is part of one of the Strategic Initiatives of the PDNG 2019-2023, Challenge 23 - Sustainable Excellence and also document entitled “Eletrobras System Divestment Program” approved by Board of Directors by means of DEL 243/2017 on November 24, 2017.

Generally, Eletrobras Divestment Program is intended to reduce its indebtedness and allow the company to join, in the future, the effort to expand the electric sector, with focus on assets of high profitability and lower risks.

3. SALE MODELING

Sale of equity interests of remaining SPE’s from Eletrobras Auction in 01/2018 shall occur by means of a competitive process and to do so, it shall be prepared the Eletrobras Bid Notice 01/2019, which shall be widely disclosed to the market, following the principles of transparency, impersonality and isonomy pursuant Decree 9188/17.

Briefly, the main steps of the Eletrobras’ divestment process are as follows:

i)	Publication of the statement of the Bid Notice on Daily Official Journal and in nationwide major newspapers;
ii)	Disclosure of Bid Notice by Eletrobras on its website and on Safety Platform;
iii)	Enrollment of Bidders in the Competitive Sale Procedure 01/2019 and submission of required documentation for Qualification - Phase I;
iv)	Qualification Analysis - Phase I;
v)	Opening of Data Room to Bidders qualified at Phase I, opening to allow such Bidders to submit questions and request clarifications as well as to make technical surveys;
vi)	Sending of request to submit Firm Economic Bid to Bidders qualified at Phase I and sending of CCVA template with comments;

vii)	Sending of Firm Economic Bid by the Bidders approved at Phase I along with their comments to the CCVA template;
viii)	Ordering of Bidders that offered the most advantageous Bids to Eletrobras for a certain Lot, under the financial and contractual point-of-view;
ix)	Negotiation with the best ranked Bidder referring to a specific Asset;
x)	Request and submission of Qualification - Phase II documentation by the best ranked Bidder referring to a specific Asset;
xi)	Submission of list of the most advantageous Bids to be assessed by the Executive Board;
xii)	Calling of external advisory to issue Fairness Opinion Report;
xiii)	Approval of the Sale by the Management;
xiv)	Execution of CCVA and payment of 1st installment;
xv)	Closure and payment of 2nd installment.

This Sale Plan is in agreement with the Internal Specific Procedure to Support Development - version 1.0, and is in line with the special divestment regime of assets by government-controlled companies as set out in Decree 9188/2017.

4. CRITERIA TO FORM LOTS

Criteria used to define lots to be offered to the market by means of the Opportunity Disclosure Instrument pertaining to Eletrobras Opportunity 01/2019 are listed below:

i)	Separation of SPE’s by business segment (wind generation and transmission);
ii)	SPE’s located in the same electric and geographic region;
iii)	Grouping of wind generation SPE’s per complex to capture synergies associated with administration, operation and maintenance, which in all cases have the same partners;
iv)	Segregation of SPE’s Chapada do Piauí I and Chapada do Piauí II in 02 (two) different lots must turn such wind complexes more attractive to the market, providing the opportunity to the Bidder to buy only 01 (one) wind complex;
v)	Transmission SPE in 01 (one) single lot.
5.	OBJECT OF THE COMPETITIVE PROCESS

Once applied the criteria to form the aforementioned lots, 06 (six) lots were formed with equity interests in 39 (thirty-nine) SPE’s. From that, 05 (five) lots are wind generation, with interest in 38 (thirty-eight) SPE’s and 01 (one) lot is a transmission company, which is the lot with 01 (one) SPE.

Chart 1 below presents the full list of SPE’s per lot, whose equity interest shall be the object of sale by means of Eletrobras Bid Notice 01/2019. This Chart details the current partner of the SPE, Eletrobras’ equity interest percentage that is to be offered to the market, the amount of SPE’s composing that lot, as well as its location state.

Attachments I and II hereof contain the main technical characteristics of the SPE’s offered to the market.

Chart 1: List of SPE’s offered to the market.

Lot	SPE	Partner	Offered Equity Interest	No. SPE’s	State
1	Santa Vitória do Palmar Holding	Brave Winds	100.00%	18	RS
2	Eólica Hermenegildo I S.A.	Renobrax	99.99%	1	RS
	Eólica Hermenegildo II S.A.		99.99%	1
	Eólica Hermenegildo III S.A.		99.99%	1
	Eólica Chuí IX S.A.		99.99%	1
3	Chapada do Piauí I Holding S.A.	Contour Global	49.00%	8	PI
4	Chapada do Piauí II Holding S.A.	Contour Global	49.00%	7	PI
5	Eólica Mangue Seco 2 - Geradora e Comercializadora de Energia Elétrica S.A.	Petrobras	49.00%	1	RN
6	Manaus Transmissora de Energia S.A. (MTE)	Seville / TPG	49.50%	1	AM/PA

6. ECONOMIC AND FINANCIAL ASSESSMENT

The Assessment Commission organized by means of resolution RES 361/2019, of 03/Jun/2019, shall be in charge of the economic and financial assessment of the Assets in collaboration with Organization Units of the generation and transmission areas of Eletrobras/Controlled Companies, shall carry out analyses and studies required to determine the Reference Value of each Asset subject to sale, which shall not be disclosed to the market, and shall only be available, whenever requested, to the TCU and external control bodies.

Results from this study shall be documented in technical note, separately from the Asset Sale Plan and with the minimum level of details required by the TCU4, which shall be used as a basis for the Negotiation with Bidders phase.

Assessment for each one of the SPE’s is on the base date of December 31, 2018.

7.	FORMAT AND GENERAL CONDITIONS OF ELETROBRAS bid notice 01/2019

The following details the general conditions to be used to prepare Eletrobras Bid Notice 01/2019, which shall be used as a basis to sell equity interests on the remaining SPE’s of Eletrobras Auction 01/2018.

7.1.           ADVERTISEMENT OF ELETROBRAS CALL TO BID 01/2019

Sale of equity interests on SPE owned by Eletrobras shall be ruled by Eletrobras Bid Notice 01/2019, which shall be widely advertised to the market by means of Eletrobras’ website, media and the Safety Platform.

Eletrobras Bid Notice 01/2019, as well as information made available in the Digital Information Room (Data Room) and in the Safety Platform, shall allow the Bidder to make its own assessments and studies required to prepare its Firm Economic Bid.

It shall also be available at the electric address of the Safety Platform to be disclosed by Eletrobras, a space dedicated to Questions and Answers by means of which Eletrobras shall answer requests for clarifications, without identifying the Bidder to made the request.

The Bidder may also request complementary clarifications to Eletrobras by electronic means, as regulated in Eletrobras Opportunity Disclosure Instrument 01/2019, with the disclosure of answers from Eletrobras in electronic address yet to be disclosed, without identifying the source, which shall eventually become part of Eletrobras Bid Notice 01/2019.

4 Decision 1765/2018-TCU-Plenary, items 9.2.4, 9.2.5, 9.2.6, 9.2.7 and 9.2.8

If the Bidder shows interest, a technical visit to the offered installations may be scheduled, which shall follow the schedule previously established by Eletrobras in Eletrobras Bid Notice 01/2019.

7.2.	METHOD TO COMMUNICATE AND SUBMIT BIDDER’S DOCUMENTATION

Every documentation of the Bidder for Enrollment and Qualification purposes, as well as submission of the Firm Economic Bid and other documents shall be solely and electronically submitted by means of the Safety Platform to Eletrobras, addressing the Sale Commission. Bid Notice shall detail such procedure to submit documents.

7.3.           ENROLLMENT IN THE COMPETITIVE SALE PROCESS

In order to validate participation in the competitive process of the Consultation of Interest to sell Assets, Bidders must register themselves in the referred process my means of electronic submission of the following documents to Eletrobras, addressing the Sales Commission, all duly signed by their legal representative:

i)	Enrollment Form duly completed;
ii)	Confidentiality Agreement;
iii)	Delivery of the DUE DILIGENCE QUESTIONNAIRE CONCERNING PARTNERS OF ELETROBRAS COMPANIES IN DIVESTMENT duly completed by the Bidder, which shall be made available in the Opportunity Disclosure Instrument;
iv)	Statement of compliance with the legal requirements of the Bid Notice;
v)	Statement of compliance with the economic and financial requirements of the Bid Notice;
vi)	Statement the Bidder is neither being nor shall be advised by a company already hired by Eletrobras within the scope of Eletrobras Bid Notice 01/2019.

Once those documents are delivered, they shall be reviewed by the Sales Commission and shall compose the Qualification-Phase I of the Bidders.

Upon request from the Sales Commission, the Compliance Board shall make an assessment of the enrolled Bidders, using specific criteria, issuing a report with the results from such assessment to the Commission.

7.4.           qualification OF BIDDERS

The Sales Commission shall carry out the Qualification of enrolled Bidders in 02 (two) phases, as follows:

Phase I: Sale Commission based on analyses from statements received from Bidders and in report from the Compliance Board shall quality Bidders and submit the list of qualified and disqualified Bidders in this Phase I to be further assessed by Eletrobras’ Executive Board.

Phase II: At this Phase it shall be carried out the Qualification comprising only the Bidders presenting Firm Economic Bid and eventual contractual suggestions to the CCVA deem by the Sale Commission as the most advantageous one to Eletrobras.

7.5.	PRESENTATION OF FIRM ECONOMIC BID

All enrolled Bidders qualified at Phase I must electronic submit to Eletrobras the following documents:

i)	Firm Economic Bid, irrevocably and irreversibly, with binding effect in the conditions offered by the Bidder for the purchase of the whole equity interest in SPE from a lot of its interest, in local currency (Reais), considering the base date as of December 31, 2018;
ii)	Comments and suggestions of the Bidder to CCVA draft that shall be made available by Eletrobras. The Bidder shall be entitled to propose changes to the CCVA template, which shall be subject of analysis and approval by the Sale Commission, solely for the following topics:

o       Sale Price;

o       Sale Price Payment Method;

o       Earn Out Condition.

iii)	Full documentation concerning qualification Phase II.

7.6.	EARN OUT CONDITION
18.1	The Bidder shall have the option, not the obligation, to offer in its Firm Economic Bid the Earn Out Condition, which must be expressed as follows:
i)	Wind-Generation SPE’s.

An amount in Reais per MWh, with two decimal places, on the basis of December 31, 2018, using as reference the positive difference between the average generated power, in MWh during 2020 to 2022 and 2016 to 2018. The Bidder shall inform Eletrobras, at the end of each year from 2020 to 2022, the power generated (MWh) in each lot, with three decimal places. The total amount of the Earn Out installment may not exceed 15% of the Bidder’s Firm Proposal.

The amount in Reais per MWh shall be corrected by the SELIC variation up to its effective payment, which must occur on May 1st, 2023.

ii)	Transmission SPE.

Bidder may offer an amount in Reais per percentage of the Variable Installment PV5 with regards to the Annual Allowed Revenue – RAP in base points (1 base point - 0.01%) with two decimal places, as of December 31, 2018, if it is verified that the average of PV percentage with regards to the RAP during the period from 2020 to 2022 is lower than the one observed during the period from 2016 to 2018. The amount in Reais offered by the Bidder shall be corrected by the SELIC variation up to its effective payment, which must occur on May 1st, 2023, at once. The Bidder shall inform Eletrobras, at the end of each year from 2020 to 2022, the ratio between annual PV and RAP of the installations they are in charge of, with three decimal houses. The value of the PV shall be informed by the Bidder with the due demonstration produced by ONS. The total amount of the Earn Out installment considering the weighting calculated by Eletrobras may not exceed 15% of the Bidder’s Firm Proposal.

5 Variable Installment (PV) is the sum of the variable installment by unavailability (PVI) and the variable installment per operative restriction (PVRO) pursuant ANEEL Normative Resolution 729/2016.

18.2	It is also worth mentioning that the Sale Commission shall be in charge of analyzing bids received which refer to this Clause.

7.7.	SELECTION AND NEGOTIATION CRITERIA

Sale Commission shall select the Firm Economic Bid most advantageous to Eletrobras, considering as basis the Reference Value, starting bilateral negotiations in the sense of obtaining the best and most advantageous conditions for the Holding.

Sale Commission, during the Negotiation phase with the best ranked Bidder, shall observe the following script:

1: Once Economic Bids are received, the Sale Commission shall organize them under the financial point-of-view in descending order, from the most to the least attractive one to the Holding;

2: Once the most advantageous Bid to the Holding is selected, the Sale Commission shall analyze eventual suggestions submitted by the Bid to change draft of the CCVA. After concluding this analysis, Eletrobras shall assess eventual suggestions subject to acceptance and alternatives, if any, to suggestions submitted by the Bidder;

3: Once the most advantageous offer to the Holding is selected, the Sale Commission shall negotiate with the classified Bidder that made the best offer, with the purpose of improving it and obtaining the most advantageous conditions to Eletrobras concerning contractual economic and financial aspects;

3A: If negotiation with this Bidder reaches an Asset Sale Price deemed satisfactory, the Sale Commission shall proceed to the analysis of the qualification documentation of this Bidder;

3B: If negotiation with the best ranked Bidder under the financial point-of-view does not reach a satisfactory value in line with the Reference Value, the Sale Commission shall negotiate with the second best ranked Bidder, and so on, with the purpose of improving it, obtaining the most advantageous conditions for Eletrobras, until all Economic Bids received by Eletrobras are exhausted;

3C: If the negotiation with all Bidders that submitted a Firm Economic Bid exhausts without reaching an agreement with any of them concerning the Asset Sale Price, the sale process of this Asset shall be considered as a failure;

4: Once analyzed by the Sale Commission the documentation received from the Bidder and there being no obstacle, the Commission shall summon the eternal advisory to issue a Fairness Opinion to attest the negotiated Asset Sale Price;

5: If the Sale Commission finds any obstacle to the qualification documentation submitted by the Bidder, it shall be given a cure term of 07 (seven) days so that this Bidder can solve the issue indicated by the Sale Commission, and said term may be postponed for an equal term provided the Bidder makes a request in up to 02 (two) working days before the final term;

6: Once elapsed the cure term and there being no satisfactory solution for the obstacle in the documentation submitted by the Bidder, the Sale Commission shall consider this proposal eliminated and shall analyze the second best ranked proposal under the financial point-of-view, and so on, returning the sequence from acts 1 to 5 mentioned above;

6A: If at the end of the sale process there is no agreement on the Sale Asset Price with none of the Bidders or if obstacles persist in the documentation received from all Bidders, the sale process of that Asset shall be considered as a failure;

7: If the Fairness Opinion attests the Asset Sale Price, the Sale Commission shall submit the final report of the Competitive Sale Procedure, containing, among others, the results of the Competitive Sale Procedure of the Asset to be decided by the Seller’s Executive Board and further submission to its Board of Directors or Shareholders’ Meeting6 to discuss the sale within the terms and conditions proposed and negotiated with the winning Bidder;

If the Sale Commission decides, it may be stipulated that following the conclusion of the Negotiation phase to the Seller shall be offered a Bid Bond whose specification shall be regulated in the Bid Notice.

8: If the Fairness Opinion does not attest the Asset Sale Price, the Sale Commission shall submit the relevant records so that the Seller’s Administration may deliberate and may deem it a failure.

Once concluded the Negotiation Phase and required internal approvals are obtained, the Sale Commission shall implement the following initiatives:

6 Article 17, section I, of Eletrobras' Articles of Incorporation establishes that the sale of shares issued by companies controlled by Eletrobras falls upon the Company's Shareholders’ Meeting.

i.	Disclose list of winning Bidders;

ii.	Start the process to disclose Bid Bonds for the non-winning Bidders.

7.8.	PAYMENT CONDITION

Following the definition of the winning Bidder shall sign the CCVA, occasion in which it shall be paid, irreversibly and irrevocably, and without right to reimbursement, the first installment, in up to 03 (three) working days following the execution of the Agreement, at the minimum percentage amount of 5% (five percent) of the Sale Price. It shall be granted to the winning Bidder the option to offer a percentage value above 5% (five percent) of the Sale Price to pay the first installment.

Once the Condition Precedent established in the Purchase and Sale Agreement - CCVA are met, it shall be carried out the closure and liquidation of the purchase and sale operation upon payment of the second installment in the value of 95% (ninety-five percent) of the Sale Price, as well as transfer of shares in the respective Company book. Percentage value of the second installment shall be under-adjusted if the value of the first installment is above 5% (five percent) of the Sale Price.

Payment of the second installment shall occur within the maximum term of 01 (one) year once the CCVA is signed by the Bidder of the lot.

7.9.	BASE DATE AND ASSESSMENT PRICE ADJUSTMENTS

Economic and financial assessment of the asset is calculated on the base date of December 31, 2018. The Bidder shall consider that its Firm Economic Bid must be referenced to the aforementioned base date.

Considering the time difference between the base date of the assessment (December 31, 2018) and the financial liquidation dates of the first and second installments, it is necessary to adjust the Sale Price amount concerning the purchase of equity interests in SPE, as follows:

i.	By the accumulated variation of the SELIC rate, disclosed by the Brazilian Central Bank based on 252 working days, daily pro rata basis, during the period starting on December 31, 2018 up to the date of payment of the first installment;

ii.	By the accumulated variation resulting from application of 110% (one-hundred and ten percent) of the SELIC rate, daily pro rata basis, observed during the period starting on the date of payment of the first installment up to the date of payment of the second installment;

iii.	Sale Price shall be negatively adjusted by the cash outflow for the shareholder not considered in the calculation, such as: distribution of dividends above the one recorded in the financial statements as of December 31, 2018, as interests on capital and capital reduction;

iv.	The amount of the Sale Price shall be positively adjusted in the event of increase of capital in the SPE, whether by payment of non-distributed dividends or by request of contribution of the shareholder (Eletrobras);

v.	All contingent assets and liabilities whose financial realization occurs after December 31, 2018 are included in the economic and financial assessment of the Asset, whose financial liquidation shall be of the sole responsibility o the winning Bidder;

vi.	It shall not fall upon Eletrobras any liability on eventual assets and liabilities not stated (concealed) in the financial statement on the base data of December 31, 2018 whose financial realization occurs after such date;
vii.	It shall fall upon the Bidder to carry out Due Diligence of the available information, technical survey and assessments required to determine the amount of its Economic Bid.

Upon closure, the adjustments shall be calculated based on the operational and financial information received from the SPE, which shall be validated by the Buyer and Eletrobras.

It should be noted that before closing the operation, it shall fall upon the Buyer to pay, in local currency (Reais) the total amount corresponding to the Sale Price.

Shares of the SPE in question shall be transferred to the buyer at the time of liquidation of the purchase and sale operation, and said buyer shall be dismissed from Bid Bond.

7.10.	BID BOND

Bidder shall provide a Bid Bond to each one of the lots of its interest, in the percentage of 5% (five percent) applied on the amount of the Firm Economic Bid as detailed below, which must have a minimum maturity of 01 (one) year.

It is worth mentioning that the Bid Bond must be valid up to the date of execution of the CCVA, which must be renewed up to this contractual milestone, if required.

The Bidder who fails to win the bid a specific lot shall be dismissed from the obligation to provide Bid Bond pertaining to that lot in up to 30 (thirty) days following homologation of the resulted sale for the lot in question.

7.11.	DATA ROOM

Relevant information to prepare the Firm Economic Bid is available in Data Room assembled specially by Eletrobras in the Safety Platform.

Once Qualification - Phase I is finished, the Sale Commission shall notify the qualified Bidders at this Phase I to make payment of the rate to access Data Room in the amount of R$ 25,000.00 (twenty-five thousand reais), and those who already made so at Eletrobras Auction 01/2018 are dismissed from such obligation.

Access to information in Data Room as well as the CCVA template shall only be made available to Bidders qualified during Phase I.

Access to Data Room by Bidder that wishes to join the Competitive Sale Procedure 01/2019 is facultative. In this case, the Bidder shall be exempted from paying the rate of R$ 25,000.00 (twenty-five thousand reais), who shall execute at is own risk the technical survey to the installations as well as obtaining all information require to prepare its Economic Bid.

7.12.	PREEMPTIVE RIGHT

Preemptive Right of the partner may only be exercised after the winning Bidder of the lot is known, once respected the terms established in the respective shareholders’ agreements. Preemptive Right must be exercised by the shareholders that hold it in the same terms and conditions of the final bid, after the step of negotiation with the Bidder that wins the lot.

Eletrobras shall notify External Shareholders for the purposes of questioning the interest in exercising or not the Preemptive Right according to the provisions set out in each Shareholder’s Agreement. Manifestation of external shareholder(s) must be done within the term set out in the Shareholders’ Agreement of the respective SPE

With the exception of the 04 (four) wind generation SPE’s of Lot 2, where Eletrobras has a 99.99% equity interest, all other SPE offered in the auction are governed by shareholders agreements establishing the right of the partner to acquire the equity interest of the selling shareholder in the same price and conditions offered by the winning Bidder.

In the case of Lot 1 (one), SPE Santa Vitória do Palmar Holding, in which the offered interest is of 100% of the Company’s capital, considering the adhesion by the Partner to the sale process, there shall be no need to comply with the Preemptive Right.

7.13.	TAG ALONG OPTION

The shareholders’ agreement of the SPE from Lot 6 (six) assigns to its partner the right to tag along, i.e., to jointly sell its interest to the winning Bidder, in the same terms and conditions in which the interest of Eletrobras was sold.

In such case, the Closure of the transaction with Eletrobras shall be subject to confirmation by the winning Bidder of the extension to an offer to the partner of the SPE. If the partner of a SPE exercises its right of tag long, the winning Bidder shall be obliged to acquire interest form such partner, in addition to the interest offered by Eletrobras.

Table 2, below, shows a summary of shareholders’ agreements of the SPE’s regarding the exercise of Preemptive Right and Tag Along.

Chart 2 - Summary of the Preemptive Right and Tag Along

Lot	Wind Generation SPE	Equity Interest	Preemptive Right (Forecast - Term)	Tag Along (Forecast - Term)
1	Santa Vitória do Palmar Holding S.A.[1]	100.00%[2]	No - not applicable	No - not applicable
2	Eólica Hermenegildo I S.A.	99.99%	No - not applicable	No - not applicable
	Eólica Hermenegildo II S.A.	99.99%	No - not applicable	No - not applicable
	Eólica Hermenegildo III S.A.	99.99%	No - not applicable	No - not applicable
	Eólica Chuí IX S.A.	99.99%	No - not applicable	No - not applicable
3	Chapada do Piauí I Holding S.A.[4]	49.00%	Yes - 30 days	No - not applicable
4	Chapada do Piauí II Holding S.A.[5]	49.00%	Yes - 30 days	No - not applicable
5	Eólica Mangue Seco 2 - Geradora e Comercializadora de Energia Elétrica S.A.	49.00%	Yes - 60 days	Yes - 60 days
6	Manaus Transmissora de Energia S.A. (MTE)	49.50%	Yes - 60 days	No - not applicable

7.14.	CONDITION PRECEDENT

Closure of purchase and sale operation shall be mandatorily subject to compliance with specific condition precedent, both for the Buyer and Eletrobras, as follows:

7.14.1.	Responsibility of the buyer

Where applicable, the Buyer shall:

i.     Obtain consent from ANEEL concerning purchase and sale of shares;

ii.    Obtain consent from CADE concerning operation of purchase and sale of shares from Eletrobras and its Controlled Companies;

iii.   Obtain previous consent to the operation to purchase and sell shares from all counterparties of the agreements executed with the SPE having an anticipated maturity clause, mandatory termination or penalties for the event of transfer of shares, also including financing banks, transfer banks, debenture holders and guarantor, as well as other administrative authorities whenever required, including the granting powers, local powers, among others;

iv.   Replace all guarantees given by Eletrobras or by is Controlled Companies on behalf of the SPE, whether to counterparties of agreements executed by the sold SPE or to the granting power. Considering the legal impossibility of Eletrobras guaranteeing third party obligations, if it is not possible to replace the guarantee, the Buyer shall proceed to the anticipated fulfillment of the obligations guaranteed by Eletrobras, at least in the installment related to the guarantee in order to make possible the execution of the sale;

v.    Within the term of up to 20 (Twenty) consecutive days, which can be extended at the sole discretion of Eletrobras for exceptional cases, the winning Bidder must file and submit to Eletrobras the consent requests, yet preliminarily, to ANEEL, to CADE, to financing banks, transfer banks, debenture holders and guarantors, for the transfer of equity interests from Eletrobras to itself, under penalty of Eletrobras disqualifying its Firm Economic Bid and execute the Bid Bond;

vi.	Confirm compliance with the obligation to extend offer to the partner in the event of SPE’s whose shareholders’ agreements include right to Tag Along;

vii. Submit statement that the respective documentations and guarantees provided are true, valid and correct at the closing, except for adjustments resulting from the normal course of business of the SPE, to be formally identified;

viii.               Submit statement of adhesion to the corresponding shareholder agreement, if any;

ix.   Comply, within the term stipulated in agreement, the pecuniary obligations assumed, including payment of installments related to the Sale Price.

7.14.2.	Responsibility of the SELLER

i.     Obtain Governmental Authorizations and, where required, hold Extraordinary General Meeting (EGM) of Eletrobras shareholders to approve the sale.

ii.    Confirm the offer of the preemptive right in the purchase of SPE shares for the other partners;

iii.   Proving, on presentation of the relevant books of the SPE, that it owns all of the shares;

iv.   Checking, on presentation of the relevant books of the SPE, that there are no encumbrances on the shares at the closing date of the transaction; and

v.    Submit waive letters of each officer and director appointed by Eletrobras and its Controlled Companies in the SPE object of the operation closure.

7.15.	SEPARATE NEGOTIATIONS

At the discretion of Eletrobras, negotiations between Eletrobras and the Proponent winning more than 01 (one) lot may be independent and isolated.

7.16.	ACCESSION TO THE SHAREHOLDER’S AGREEMENT

Except for the cases in which the acquirer is already part of the SPE’s shareholders’ agreement, the winning Bidder must mandatorily adhere, irreversibly and irrevocably, to the SPE’s shareholder agreement, and shall, from the closure of the purchase and sale operation, be responsible for all rights and obligations set out in the agreement.

8.	TERM OF TAG ALONG OBLIGATION

Before starting the forma sale process, Eletrobras is entitled to offer to other shareholders the equity interests of SPE’s intended to sale the possibility of including, voluntarily and irrevocably and irreversibly, their respective interests in the sale process promoted by Eletrobras, adhering to the sale in the same terms and conditions stipulated by Eletrobras.

The purpose is to increase the percentage of equity interest offered to sale, making to lot more competitive in the market, as the buyer shall increase its interest in the control of the SPE. To do so, it shall be signed with Eletrobras the term of tag along obligation with the current partner.

9.	MANEGEMENT PROPOSAL FOR EGM

It must be noticed that among the 39 (thirty-nine) SPE’s listed in this Sale Divestment Plan, there are 22 (twenty-two) SPE’s whose corporate control is held by Eletrobras, namely:

i.	Eólica Hermenegildo I S.A. (Eletrobras 99.99% interest) - 1 SPE
ii.	Eólica Hermenegildo II S.A. (Eletrobras 99.99% interest) - 1 SPE
iii.	Eólica Hermenegildo III S.A. (Eletrobras 99.99% interest) - 1 SPE
iv.	Eólica Chuí IX S.A. (Eletrobras 99.99% interest) - 1 SPE
v.	Santa Vitória do Palmar Holding S.A (Eletrobras 78% interest) - 18 SPE’s

The sale of such interests shall require preparation of a proposal by the Management to hold the Extraordinary General Meeting (EGM) of Eletrobras shareholders to approve the sale.

10.   GOVERNANCE REQUIREMENTS FOR DIVESTMENT IN SPE

Any Bidder may join the process to sell equity interests in SPE provided it meets the requirements specified in Eletrobras Bid Notice 01/2019.

The points listed below are the measures to be implemented in Eletrobras Bid Notice 01/2019 aiming at good governance practices:

i.	Eletrobras Bid Notice 01/2019 shall be available at the website of Eletrobras and at the Safety Platform according to schedule to be disclosed;
ii.	Every communication between Eletrobras’ Sale Commission and the Bidders shall be electronically made by means of the Safety Platform, as specified in Eletrobras Bid Notice 01/2019, not admitting as valid any other form of communication, whether by face meeting or otherwise, telephonic communication, among others;
iii.	Eletrobras shall make available Data Room containing information required to prepare Firm Economic Bid, along with a space for Questions and Answers to Bidders. Information contained in Data Room are considered confidential and secrecy shall be assured by Confidentiality Agreement;
iv.	Doubts and clarifications may be addressed by Bidders to electronic mail yet to be disclosed, by respecting the scheduled from Eletrobras Bid Notice 01/2019. Answers shall be made available in electronic means without identifying the author;
v.	Criteria to qualify Bidders are objective and detailed in Eletrobras Bid Notice 01/2019;
vi.	Criteria to choose winner shall be the most advantageous Firm Economic Bid to Eletrobras under the economic and financial point-of-view and considering eventual suggestions in the CCVA draft, according to objective criteria;
vii.	Final result shall be disclosed in Eletrobras’ electronic address.
viii.	The whole documentation either submitted to or received by Eletrobras shall use electronic means and must be traceable (Paper Trail) for further use by auditing purposes;
ix.	Final result of the interest sale process shall depend on approval by Eletrobras’ Administration.

11.   ABIDANCE BY THE RULES FOR DEFENSE OF COMPETITION

Any Bidder may join the process to sell equity interests in SPE provided it meets the requirements specified in Eletrobras Bid Notice 01/2019. Whenever required, CADE shall be consulted by the winning Bidder concerning competition defense aspects.

12.   SCHEDULE OF SALE

Equity interest sale schedule shall be detailed in Eletrobras Bid Notice 01/2019.

13.	MARKET ANNOUNCEMENT (RELEVANT FACT)

As soon as this Sale Plan is approved by Eletrobras’ deliberative board, the Holding shall disclose Relevant Fact to the market containing: i) date of disclosure of Eletrobras Opportunity Disclosure Instrument 01/2019 and Data Room; ii) Date expected to deliver Economic Bids; iii) Conditions for enrollment in the process to sell assets and other information deemed relevant.

Therefore, Bidders may immediately start their studies and assessment required to prepare economic bid.

14.   REFERENCES

I - Eletrobras System Divestment Program dated November 13, 2017;

ATTACHMENT I - TECHNICAL SUMMARY OF WIND POWER GENERATION SPE

ATTACHMENT II - TECHNICAL SUMMARY OF TRANSMISSION SPE

ATTACHMENT I - TECHNICAL SUMMARY OF WIND POWER GENERATION SPE

SANTA VITÓRIA DO PALMAR HOLDING S.A.

  Description: SPE Santa Vitória do Palmar Holding S.A. is part of Complexo Eólico Santa Vitória do Palmar and Complexo Eólico de Chuí comprising the Verace I to X projects, and Chuí I, II, IV, V, Minuano I and Minuano II projects.
  Simplified Corporate Structure:

  City/State: Santa Vitória do Palmar/RS, Chuí/RS.

  Status: full operation.
  Auction: 002/2011.
  In May 2017, it adhered to Surplus and Deficits Compensation Mechanism (MCSD A4+) aiming at the termination of 100% of the electric power sums from contracts signed with distribution companies.
  Legal Law per Place:
  Verace I: MME 63/2012 Ordinance.
  Verace II: MME Ordinance 58/2012.
  Verace III: MME Ordinance 64/2012.

Verace IV: MME Ordinance 57/2012.

  Verace V: MME Ordinance 202/2012.
  Verace VI: MME Ordinance 56/2012.
  Verace VII: MME Ordinance 65/2012.
  Verace VIII: MME Ordinance 80/2012.
  Verace IX: MME Ordinance 66/2012.
  Verace X: MME Ordinance 67/2012.

  Chuí I: MME Ordinance 106/2012.
  Chuí II: MME Ordinance 165/2012.
  Chuí IV: MME Ordinance 79/2012.
  Chuí V: MME Ordinance 89/2012.
  Minuano I: MME Ordinance 231/2012.
  Minuano II: MME Ordinance 166/2012.
  Installed Power:
•	Verace I: 20.0 MW
•	Verace II:20.0 MW
•	Verace III:26.0 MW
•	Verace IV:30.0 MW
•	Verace V:30.0 MW
•	Verace VI:18.0 MW
•	Verace VII:30.0 MW
•	Verace VIII:26.0 MW
•	Verace IX:30.0 MW
•	Verace X: 28.0 MW
•	Chuí I:24.0 MW.
•	Chuí II:22.0 MW.
•	Chuí IV:22.0 MW.
•	Chuí V:30.0 MW.
•	Minuano I:22.0 MW.
•	Minuano II: 24.0 MW.
•	Physical Guarantee:
•	Verace I: 8.5 Mwavg
•	Verace II:8.3 Mwavg
•	Verace III:11.0 Mwavg
•	Verace IV:13.3 Mwavg
•	Verace V:12.4 Mwavg
•	Verace VI: 7.6 Mwavg
•	Verace VII:12.7 Mwavg
•	Verace VIII:10.8 Mwavg
•	Verace IX:12.7 Mwavg
•	Verace X: 12.2 Mwavg
•	Chuí I:10.4 Mwavg
•	Chuí II:9.1 Mwavg
•	Chuí IV:9.0 Mwavg
•	Chuí V:12.7 Mwavg
•	Minuano I:8,8 Mwavg
•	Minuano II: 9.6 Mwavg
•	Manufacturer of Wind Turbines: GE; Gamesa.
•	ANEEL Order for Start of Business Transaction:
•	Verace I to X: No. 451, dated February 23, 2015.
•	Chuí I: No. 1943, dated June 15, 2015 – UG’s 1 to 8 and 11; No. 1967, dated June 17, 2015. – UG’s 10 and 12; No. 2016, dated June 19, 2015. – UG 9.
•	Chuí II: No. 1944, dated June 15, 2015 – UG’s 1 to 6, 9 and 10; No. 1.968, dated June 17, 2015. – UG’s 8 and 11; No. 2017, dated June 19, 2015. – UG 7.
•	Chuí IV: No. 1.833, dated June 8, 2015.
•	Chuí V: No. 1.682, dated May 22, 2015.
•	Minuano I: No. 1.702, dated May 26, 2015.
•	Minuano II : No. 1.703, dated May 26, 2015.
•	Transmission:
•	Verace I to X: SE Coletora Geribatu 34.5/138kV. LT 138 kV Geribatu – Santa Vitória do Palmar 2. Extension in Santa Vitória do Palmar
•	Chuí and Minuano: SE Coletora Chuí 34.5/138kV. LT 138kV Chuí – Santa Vitória do Palmar 2. Extension in SE Santa Vitória do Palmar 2.

  Concession Term: 35 years

SPE EÓLICA HERMEGILDO I S.A.

  Description: SPE Eólica Hermenegildo I SA is part of Complexo Eólico Campos Neutrais and is composed of the Verace 24 to 27 projects.
  Simplified Corporate Structure:

  City/State: Santa Vitória do Palmar/RS.

  Status: full operation.
  Auction: 009/2013.
  In May 2017, it adhered to Surplus and Deficits Compensation Mechanism (MCSD A4+) aiming at the termination of 100% of the electric power sums from contracts signed with distributors.
  Legal Law per Place:
•	Verace 24: MME Ordinance 252/2014.
•	Verace 25: MME Ordinance 241/2014.
•	Verace 26: MME Ordinance 249/2014.
•	Verace 27: MME Ordinance 279/2014.
  Installed Power:
•	Verace 24: 19.69 MW
•	Verace 25: 7.16 MW
•	Verace 26: 14.32 MW
•	Verace 27: 16.11 MW
  Physical Guarantee:
•	Verace 24: 8.6 Mwavg
•	Verace 25: 3.1 Mwavg
•	Verace 26: 6.2 Mwavg
•	Verace 27: 7.0 Mwavg
  Manufacturer of Wind Turbines: GE
  ANEEL Order for Start of Business Transaction: No. 3.830, dated November 25, 2015.
•	Transmission: SE Coletora – 34.5/138kV; LT of 138kV (18km) and expansion of SE Santa Vitória do Palmar 138/525kV.
  Concession Term: 35 years

SPE EÓLICA HERMEGILDO II S.A.

  Description: SPE Hermenegildo II SA is part of Complexo Eólico Campos Neutrais and is composed of the Verace 28 to 31 projects.
  Simplified Corporate Structure:

  City/State: Santa Vitória do Palmar/RS.

•	Status: full operation.
•	Auction: 009/2013.
•	Legal Law per Place:
•	Verace 28: MME Ordinance 269/2014.
•	Verace 29: MME Ordinance 247/2014.
•	Verace 30: MME Ordinance 281/2014.
•	Verace 31: MME Ordinance 248/2014.
•	Installed Power:
•	Verace 28: 12.53 MW
•	Verace 29: 17.90 MW
•	Verace 30: 17.90 MW
•	Verace 31: 8.95 MW
•	Physical Guarantee:
•	Verace 28: 5.6 Mwavg
•	Verace 29: 7.9 Mwavg
•	Verace 30: 7.8 Mwavg
•	Verace 31:4.1 Mwavg
•	Manufacturer of Wind Turbines: GE
•	ANEEL Order for Start of Business Transaction: No. 4.031, dated December 15, 2015.
•	Transmission: SE Coletora – 34.5/138kV; LT of 138kV (18km) and expansion of SE Santa Vitória do Palmar 138/525kV.
•	Concession Term: 35 years

SPE EÓLICA HERMEGILDO III S.A.

  Description: SPE Hermenegildo III is part of Complexo Eólico Campos Neutrais and is compsosed of Verace 34, 35 and 36 projects.
  Simplified Corporate Structure:

  City/State: Santa Vitória do Palmar/RS.

•	Status: full operation.
•	Auction: 009/2013.
•	Legal Law per Place:
•	Verace 34: MME Ordinance 280/2014.
•	Verace 35: MME Ordinance 239/2014.
•	Verace 36: MME Ordinance 290/2014.
•	Installed Power:
•	Verace 34: 14.32 MW.
•	Verace 35: 12.53 MW.
•	Verace 36: 21.48 MW.
•	Physical Guarantee:
•	Verace 34: 6,4 Mwaverage.
•	Verace 35: 5.5 Mwaverage.
•	Verace 36: 9.1 Mwaverage.
•	Manufacturer of Wind Turbines: GE
•	ANEEL Order for Start of Business Transaction:
•	Verace 34: No. 515, dated February 29, 2016 – UG 7; No. 017, dated January 06, 2016 – UG’s 1 to 3, 5 and 6; No. 681, dated March 21, 2016 – UG 8; No. 796, dated March 30, 2016 – UG 4.
•	Verace 35: No. 420, dated February 19, 2016
•	Verace 36: No. 4135, dated December 24, 2015
•	Transmission: SE Coletora – 34.5/138kV; LT of 138kV (18km) and expansion of SE Santa Vitória do Palmar 138/525kV.
•	Concession Term: 35 years

SPE EÓLICA CHUÍ IX

  Description: SPE Chuí IX SA is part of the Complexo Eólico Campos Neutrais and includes the Chuí IX project.
  Simplified Corporate Structure:

  City/State: Chuí/RS.

•	Status: full operation.
•	Auction: 009/2013.
•	Legal Law per Place: MME Ordinance 218/2014.
•	Installed Power: 17.90 MW
•	Physical Guarantee: 7.4 Mwavg
•	Manufacturer of Wind Turbines: Gamesa
•	ANEEL Order for Start of Business Transaction: ANEEL Order No. 3542, dated October 21, 2015.
•	Transmission: SE Coletora – 34.5/138kV; LT of 138kV (18km) and expansion of SE Santa Vitória do Palmar 138/525kV.
•	Concession Term: 35 years

SPE CHAPADA DO PIAUÍ I HOLDING S.A.

GENERAL DATA

  Description: SPE Chapada do Piauí I Holding S.A. is part of the Wind Power Generation Complex Chapada do Piauí I, it is composed by enterprises Ventos de Santa Joana IX, X, XI, XII, XIII, XV and XVI.
  Simplified Corporate Structure:

  City/State: Marcolândia/PI and Caldeirão Grande do Piauí/PI.

  Status: full operation.
  Auction: 005/2013 of Reserve Power.
  Legal Law per Place:
  Ventos de Santa Joana IX: MME Ordinance 122/2014.
  Ventos de Santa Joana X: MME Ordinance 106/2014.
  Ventos de Santa Joana XI: MME Ordinance 102/2014
  Ventos de Santa Joana XII: MME Ordinance 1196/2014
  Ventos de Santa Joana XIII: MME Ordinance 107/2014
  Ventos de Santa Joana XV: MME Ordinance 121/2014
  Ventos de Santa Joana XVI: MME Ordinance 105/2014
  Installed Power:
  Ventos de Santa Joana IX: 29.60 MW
  Ventos de Santa Joana X:29.60 MW.
  Ventos de Santa Joana XI:29.60 MW.

  Ventos de Santa Joana XII:28.90 MW.
  Ventos de Santa Joana XIII:29.60 MW.
  Ventos de Santa Joana XV:28.90 MW.
  Ventos de Santa Joana XVI: 28.90 MW.
  Physical Guarantee:
  Ventos de Santa Joana IX: 15.80 Mwavg.
  Ventos de Santa Joana X: 16.00 Mwavg.
  Ventos de Santa Joana XI:16.00 Mwavg.
  Ventos de Santa Joana XII:16.90 Mwavg.
  Ventos de Santa Joana XIII:16.00 Mwavg.
  Ventos de Santa Joana XV:16.20 Mwavg.
  Ventos de Santa Joana XVI:17.40 Mwavg.
  Manufacturer of Wind Turbines: GE
  ANEEL Order for Start of Business Transaction:
  Ventos de Santa Joana IX: ANEEL Order No. 2810, dated August 26, 2015.
  Ventos de Santa Joana X: ANEEL Order No. 2209, dated July 08, 2015.
  Ventos de Santa Joana XI: ANEEL Order No. 2209, dated July 08, 2015.
  Ventos de Santa Joana XII: ANEEL Order No. 2209, dated July 08, 2015.
  Ventos de Santa Joana XIII: ANEEL Order No. 2209, dated July 08, 2015.
  Ventos de Santa Joana XV: ANEEL Order No. 2209, dated July 08, 2015.
  Ventos de Santa Joana XVI: ANEEL Order No. 2209, dated July 08, 2015.
  Transmission: SE Elevadora 34.5/230 kV; LT 230 kV of 85 km up to SE Picos.
  Concession Term: 35 years

WIND POWER GENERATION COMPLEX CHAPADA DO PIAUÍ II

GENERAL DATA

  Description: SPE Chapada do Piauí II Holding S.A. is part of the Wind Power Generation Complex Chapada do Piauí II, it is composed by enterprises Ventos de Santa Joana I, III, IV, V, VII and Santo Augusto IV.
  Simplified Corporate Structure:

•	City/State: Simões/PI.

  Status: full operation.
  Auction: A-3 009/2013.
  Legal Law per Place:
  Ventos de Santa Joana I: MME Ordinance 272/2014.
  Ventos de Santa Joana III: MME Ordinance 271/2014.
  Ventos de Santa Joana IV: MME Ordinance 221/2014.
  Ventos de Santa Joana V: MME Ordinance 238/2014.
  Ventos de Santa Joana VII: MME Ordinance 275/2014.
  Ventos de Santo Augusto IV: MME Ordinance 274/2014.
  Installed Power:
  Ventos de Santa Joana I:28.9 MW.
  Ventos de Santa Joana III: 29.6 MW.
  Ventos de Santa Joana IV: 27.2 MW.
  Ventos de Santa Joana V: 28.9 MW.

  Ventos de Santa Joana VII: 28.9 MW.
  Ventos de Santo Augusto IV: 28.9 MW.
  Physical Guarantee:
  Ventos de Santa Joana I: 15.0 Mwavg.
  Ventos de Santa Joana III: 13.4 Mwavg
  Ventos de Santa Joana IV: 14.2 Mwavg.
  Ventos de Santa Joana V:15.7 Mwavg.
  Ventos de Santa Joana VII: 14.9 Mwavg.
  Ventos de Santo Augusto IV:15.5 Mwavg.
  Manufacturer of Wind Turbines: GE
  ANEEL Order for Start of Business Transaction:
  Ventos de Santa Joana I: ANEEL Order No. 103, dated January 15, 2016.
  Ventos de Santa Joana III: ANEEL Order No. 610, dated March 10, 2016.
  Ventos de Santa Joana IV: ANEEL Order No. 103, dated January 15, 2016.
  Ventos de Santa Joana V:ANEEL Order No. 167, dated January 21, 2016.
  Ventos de Santa Joana VII: ANEEL Order No. 256, dated January 29, 2016.
  Ventos de Santo Augusto IV: ANEEL Order No. 334, dated February 05, 2016.
  Transmission: LT 230kV 75km with connection to SE Seccionamento 230/500 kV (LT 500 kV São João do Piauí-Milagres) for wind farm Ventos de Santa Joana and LT 230kV 75km SE Coletora Chapada 230/500kV for wind farm Ventos de Santo Augusto IV.
  Concession Term: 35 years.

EÓLICA MANGUE SECO 2 - GERADORA E COMERCIALIZADORA DE ENERGIA ELÉTRICA S.A (EOL MANGUE SECO 2)

  Description: SPE Geradora e Comercializadora de Energia Elétrica S.A. (EOL Mangue Seco 2) is part of the Wind Generation Power Complex of Mangue Seco 2.
  Simplified Corporate Structure:

  City/State: Guamaré/RN.

•	Status: full operation.
•	Auction: 003/2009 of Reserve Power.
•	Legal Law per Place: MME Ordinance 581/2010.
•	Installed Power: 26.00 MW
•	Physical Guarantee: 12.08 Mwavg
•	Manufacturer of Wind Turbines: Wobben
•	ANEEL Order for Start of Business Transaction: ANEEL Order No. 3.834, dated September 23, 2011.
•	Transmission: 30 MVA; 34.5 / 138 kV; ~ 7 km; 138 kV.
•	Concession Term: 35 years

ATTACHMENT II - TECHNICAL SUMMARY OF TRANSMISSION SPE

Manaus Transmissora de Energia S.A. - MANAUS TR

GENERAL DATA

  Simplified Corporate Structure

  Description State
  LT 500 kV Silves -Lechuga C1 and C2 (CD), 2 x 244 km AM
  LT 500 kV Oriximiná - Silves C1 and C2 (CD), 2 x 335 km PA/AM
  SE Lechuga 500/230 kV, (9+1R) x 200 MVA AM
  SE Silves 500/138 kV, (3+1R) x 50 MVA AM
  SE Silves 500 kV - Static C. (+300/-200) Mvar AM
  Extension1158 Km
  Power: 1950 MVA
  Status
  LT 500 kV Silves - Lechuga C1 and C2: Commercial Operation (07/03/2013)
  LT 500 kV Oriximiná - Silves C1 and C2 (CD): Commercial Operation (03/Jul/2013)
  SE Lechuga 500/230 kV: Commercial Operation (03/Jul/2013)
  SE Silves 500/138 kV: Commercial Operation (03/Jul/2013)
  SE Silves 500 kV: Commercial Operation (14/Sep/2014)
  Auction 004/2008 – Lot C
  Contract 010/2008 (Signature: 10/16/2008)
  Law of Grant
  LT 500 kV Silves - Lechuga C1 and C2: L 004/2008 C
  LT 500 kV Oriximiná - Silves C1 and C2 (CD): L 004/2008 C
  SE Lechuga 500/230 kV: L 004/2008 C
  SE Silves 500/138 kV: L 004/2008 C
  SE Silves 500 kV: L 004/2008 C
  Annual Income Allowed – RAP for Auction (BRL x 1000) R$101,608
  Annual Income Allowed – RAP for Cycle 2017-2018 (BRL x 1000) R$172,825.84
  Concession Term 30 years

ANNEX 04 - Systematics of Divestment in SPE - Version 2.0

Eletrobras

SPE
DIVESTMENT SYSTEM
Version 2.0

February 18, 2019

Contents

1. Definitions	95
2. Introduction	97
3. SPE Divestment Principles	97
4. Overview of the SPE Divestment Process	104
5. SPE Divestment Process Phases	105
6. Determining the assessment value of equity interest on SPE	111
7. Consents	112
8. Governance of the sale process	112
9. Conditions to join the divestment process of equity interests	113
10. Hindrance to join the divestment process of equity interests	113
11. Independence during divestment process	114
12. Disclosure of Information	114
13. Interaction of Eletrobras with body external to the process	116
14. Hiring of external advisory	116
15. Secrecy of Information	116
16. Activity assignment chart	117

1.	Definitions

External Shareholder: all shareholders of each one of the SPE’s, except Eletrobras and its Controlled Companies Furnas, Chesf, Eletronorte and Eletrosul;

Management: Executive Board and Board of Directors;

Assets: equity interests on SPE - Specific Purpose Entity - SPE;

Sale: disputed procedure of the best Economic Bid or External Shareholder that exercises his/her Preemptive Right, with regards to the sale of all shares held by the Seller in SPE, concluded upon the execution of the Agreement to Purchase and Sale Shares, followed by liquidation;

Sale Commission: commission instituted by Eletrobras whose composition includes the extent set out in article 5, item 1 of the Bidding Regulation and Contracts of Eletrobras and in the Resolution of Eletrobras Executive Board of Directors RES-427/2018, June 18, 2018, which shall be in charge of examining all documents, qualify Bidders, appreciate and propose to Eletrobras’ Executive Board the judgment of appeals and contestations, as well as to carry out and and all procedure related to this Sale;

Preemptive Right: right assigned to External Shareholders as regulated in shareholders’ agreements executed within the scope of the SPE’s, to equalize any offer received by Eletrobras or Controlled Company, observing the same terms and conditions, case in which they shall have the preference to acquire shares related to the offer received by the Company, thus becoming Buyers of the Equity Interest held by the Seller in a given SPE;

Drag Along: is a mechanism that obliges minority shareholders to sell their interests when majority shareholders decide to sell their interest on the company to a buyer that is willing to acquire not only a portion, but rather the company as a whole;

Auction: Competitive and regulated procedure to Sell Equity Interests with disputed prices based on criteria to select the best offer;

SPE: business organization model through which a new company is organized, either limited or a corporation, with the specific purpose of exercising an economic activity in areas of transmission and generation of power, whose rights and obligations are ruled by the respective concession or authorization agreements signed with the Granting Power.

Tag Along: is a mechanism to protect minority shareholders of a company that grants them the right to leave a company if the control of said company is acquired by an investor that was not a part of it.

2.     Introduction

This document contains the Divestment System in Specific Purpose Entities - SPE at Eletrobras and is intended to establish the guidance of the Administration to sell assets from such partnerships.

This system sets rules of governance, transparency and practices to guide conduction of asset divestment in SPE of the Eletrobras System.

In this System, a sale is considered a form of total or partial transfer of assets to third parties, and asset is considered one or more operational units and sites that are part of its equity, as well as rights and interests, both direct and indirect, in a SPE.

Version 2.0 of the Divestment System in SPE was prepared in order to meet determinations and recommendations, applicable to this System, contained in Decision 1765/2018 - TCU - Plenary, dated 01/Aug/2018, and also to approach other forms of divestment not considered in version 1.0 of the SPE Divestment System.

3.     SPE Divestment Principles

3.1	Scope

Scope of the SPE Divestment System shall be defined in the SPE Development Program, document prepared by Eletrobras’ Strategic Planning, which shall list the generation and transmission SPE’s subject to divestment in order to reach the goals pre-set by the Planning.

This SPE Divestment System must be applied in Eletrobras and its controlled companies that, upon applying, must observe its organizational structures, their own Articles of Incorporation and other corporate documents regulating governance.

It shall fall upon the Controlled Company of hierarchic level immediately above to arbitrate eventual conflicts that may exist between this Divestment System and internal standards of controlled companies.

3.2	Conduction

Eletrobras’ Executive Board shall appoint a SPE Divestment Work Group, by means of Resolution, which shall be in charge of carrying out the operational aspects set out in Eletrobras’ SPE Divestment Program.

Scope of this Work Group shall be detailed in its internal rules, apart from this System.

3.2.1	Process Leader

Eletrobras’ Executive Board shall appoint, by means of a Resolution, a leader for the Work Group that shall conduct the divestment program, working in a coordinated manner with other areas of the Company and with controlled companies of Eletrobras to ensure alignment in the conduction of the process.

Divestment process leader may be an employee of Eletrobras or of a controlled company transferred to the Holding, which shall report directly to Eletrobras’ Executive Board.

It shall fall upon the divestment process leader the following assignments, among others that shall be defined in the internal rules of the Group:

i.	Follow up conduction of all steps set out in this System, preparing reports to the Executive Board;

ii.	Articulate, along with involved areas, analyses related to aspects such as governance, legal, financial, technical, risks, compliance, regulation and others;

iii.	Recommend operational strategies to carry out the divestment process, eventual changes of course and process terms, considering internal and aspects to the Company;

iv.	Safekeep the secrecy of information and guide respect to all involved parties;

v.	Follow up and monitor the schedule of activities required until the execution of legal instruments;

vi.	Implement and make the managerial follow-up of records and documentation (Paper Trail) of the sale process related to equity interests, writing down approvals and deliberations from the Administration and external control bodies to be further used by the audit.

Organizational Units attending the divestment shall have the following assignments:

i.	Join meetings whenever summoned by the process leader;

ii.	Make analyses and activities required within the scope of its organizational competence, with the purpose of obtaining the best results for the Company;

iii.	Issue a written opinion, whenever formally requested by the process leader; and

iv.	Safekeep the secrecy of information and guide respect to all involved parties;

This System shall be updated on a timely basis, with the support of the Organizational Unit of Eletrobras’ Board of Directors, for adequacy purposes to the Regulation model, pursuant guideline issued by the Matrix of Policies and Regulations of the Eletrobras Group approved by RES 071/2019 of 11/Feb/2019.

3.2.2	Sales Committee

Eletrobras’ Executive Board shall appoint a Sale Commission by means of a Resolution, which shall be composed by at least 03 (three) employees of the Holding or controlled company transferred to the Holding, which shall carry out the required actions to sale equity interests on SPE, specifically for each Auction, Public Call or for any other form of share sale. Internal rules that guide the actions of this Commission shall be detailed in a document not a part of this System.

One of the members of this Commission shall exert the duties of Commission coordinator, who shall report to Eletrobras’ Executive Board.

There shall be no subordination of the Work Group for the Divestment in SPE to the Sale Commission, and vice-versa.

By the end of the works, Sale Commission shall prepare and submit final report of the sale process to be approved by Eletrobras’ Executive Board.

3.2.3	Sale Commission

Eletrobras’ Organizational Unit subordinated to the Financial and Investor Relations Board shall be in charge of the economic and financial assessment of equity interests on Eletrobras’ SPE.

In order to avoid potential conflicts of interest, and following the principle of segregation of duties, the technical personnel that shall take part in economic and financial assessment studies of equity interests on SPE shall be forbidden to join the Sale Commission7, and vice-versa.

3.3	Applicable Laws

Main laws and decrees that must be observed for SPE divestment are:

•	Law 3890-A/1961: Provides for the organization of Eletrobras as a joint-stock corporation with the purpose of executing studies, projects, construction and operation of power generation plants and transmission and distribution lines, as well as the execution of trading acts resulting from such activities;
•	Law 6404/1976: Provides for the “Corporations Law”;
•	Law 6385/1976: Provides for the securities market, as well as the National Monetary Council and Securities Commission;
•	Law 9491/1997: National Privatization Program - PND;
•	Law 12.527/2011: Rules the access to information as set out in section XXXIII of article 5 and section II of paragraph 3 of article 37 and paragraph 2 of article 216 of the Federal Constitution;

7 Decision 1765/2018-TCU-Plenary; item 9.2.2

•	Law 12846/2013: Anticorruption act that provides for the objective administrative and civil responsibilization of legal entities for practices and acts against the public administration, local or foreign;
•	Law 13303/2016: Provides for legal statute of public companies, government-controlled companies and their subsidiaries, within the scope of the Federal Government, States, Federal District and Cities;
•	Law 13334/2016: Investment Partnership Program - PPI;
•	Decree 2594/1998: Regulates Law 9491/1997;
•	Decree 7724/2012: Rules Law 12527 dated November 18, 2011, which provides for access to information as set out in section XXXIII of article 5, in section II, paragraph 3 of article 37 and paragraph 2 of article 216 of the Federal Constitution;
•	Decree 8893/2016: Provides for enterprises of the PPI, which shall be treated as a national priority in power and mining sectors;
•	Decree 8945/2016: Regulates, within the scope of the Federal Government, Law 13303, dated June 30, 2016, which provides for the legal statute of public companies, government-controlled companies and their subsidiaries, within the scope of the Federal Government, States, Federal District and Cities;
•	Decree 9192/2017: Provides for bidding of distribution and transmission concessions associated with the transfer of control of legal entity providing public power services
•	Decree 9676/2019: Creates the Special Secretariat of Privatization and Divestment that shall be in charge of creating demobilization and divestment policies.
3.4	Internal Standards

Main internal standards that must be observed for divestment purposes are:

•	RES-618/2015: Compliance Manual - Adequacy to Decree 8420/2015 and other adjustments;
•	DEL-234/2016: Code of Ethics and Conduct of Eletrobras Companies, RES-748, dated November 28, 2016;

•	DEL-151/2017: Policy to Appoint Representatives in Controlled Companies, Colligated Companies, Foundations and Associations of the Eletrobras Companies;
•	RES-453/2017: Information Classification Standard - EDO-03 - 1st Edition;
•	RES-459/2017: Manual of the Board of Directors Representing Eletrobras Companies (version 3.0) and Manual of the Tax Advisor Representing Eletrobras Companies (rev.02); and
•	DEL-208/2017: Regulation of Eletrobras Biddings and Contracts.

3.5	Internal Approval

SPE Divestment must be submitted to decision by Eletrobras Administration Boards and Shareholders’ Meeting8, in compliance with the extent set out in Articles of Incorporation, as well as in its corporate rules.

According to standard to be determined by the Compliance Board to check the integrity of the buyer and seeking to provide uniformity of procedure, transparency, traceability and best governance to the divestment project, the Report to Executive Board - REDEX (intended to handle the final proposal for divestment to be submitted to Eletrobras’ Executive Board) must contain a Corporate Integrity opinion and have as attachments all documents listed in Documental Compliance Check Spreadsheet concerning the process of the respective divestment project.

One must pay attention to the compliance with the Statutory Audit and Risk Committee - CAE, Eletrobras’ Board of Directors - CA, whose assignments also include advisory on themes involving divestment of assets by the Holding.

Technical Notes, legal opinions, internal reports, external reports and executive summaries that are part of the matter to be submitted to approval by Eletrobras’ Executive Board must emphasize the relevant aspects of the transaction, such as: economic and financial assessment, accounting impacts, relevant contractual clauses and conditions, price adjustment mechanisms, as well as integrity information about the buyer.

8 Article 42, section I, of Eletrobras' Articles of Incorporation establishes the sale of shares issued by companies controlled by Eletrobras shall fall upon the Company's Annual Shareholders’ Meeting.

Eletrobras, as applicable, and according to its Information Disclosure Policy on Relevant Law or Fact, shall verify the need to disclose information, under the terms and rules of the Securities Commission - SEC. In this case, the potential buyer must be in line with said disclosure.

3.6	Interaction with Supervision and Control Bodies

Throughout the phases to be detailed below, it shall be important that the Administration of the Holding establishes an interaction channel with external control bodies.

The chart below presents the basic list of bodies without limiting the interaction only to themselves, and during the course of the work it must be observed the need for interaction with other interlocutors:

Interaction with the Supervision and Control System
External Control Body	Institutional Role
Ministry of Mines and Energy - MME	Ministerial Supervision
Ministry of Economics - ME	Governance of Federal State-owned Companies
Representation of the Federal Government, Controlling Shareholder
General Comptroller of federal Government - CGU	Executive Control
Federal Court of Accounts - TCU	Legislative Control

4.     Overview of the SPE Divestment Process

Overview of the process required to operationalize divestment shares in equity interests on SPE owned by Eletrobras shall endure 04 (four) phases as shown below:

1.	Divestment Program
2.	Plan of Sale of Asset
3.	Sale of Asset
4.	Sale Closure

SPE Divestment Overview of the Processes

Generally, the development and follow-up of activities of such phases occur as a matrix with shared responsibilities between Organizational Units of the Holding, and phases 1, 2 and 3 must be necessarily approved by Eletrobras’ Administration.

5.     SPE Divestment Process Phases

5.1.	Divestment Program

SPE Divestment Program is intended to propose the sale of assets with the purpose of reaching preset goals, addressing the points required so that the divestment process is implemented.

Divestment Program prepared by Eletrobras’ Strategic Planning area shall consider the main drivers of the Strategic Planning - PE and of the Business and Management Steering Plan - PDNG and shall address, at least, the following points:

i.	Grounds for divestment considering a macro vision of the Holding;
ii.	Criteria to select business segments that shall be subject to selling of interests;
iii.	List of assets subject to be sold that shall be subject of divestment studies, which shall be referenced in the Asset Sale Plan.

Operational Aspects of the SPE Divestment Program shall be carried out by SPE Divestment Work Group.

Divestment Program must be approved by the Executive Board and by Eletrobras’ Board of Directors.

5.2.	Asset Sale Plan

Asset Sale Plan aims to guide the process for divestiture in Special Purpose Entities - SPE, addressing the main points to sell equity interests on SPE, which is to be prepared by the SPE Divestment Work Group.

The Sale Plan is related to the SPE Divestment Program considering that only a part of the SPE’s that are listed herein is selected, according to criteria set out in the Sale Plan, and shall proceed according to the divestment process.

Asset Sale Plan must contain at least the following points:

i.	Grounds for divestment within a micro vision of Eletrobras;
ii.	Modeling of sale of equity interest on SPE;

iii.	Criteria to select SPE and formation of lots (if applicable);
iv.	Assessment value for the sale of equity interest;
v.	Final list of assets to be subject to divestment.
vi.	Other conditions: i) base date of the financial economic assessment; ii) assessment value adjustment criteria; iii) percentage of Bid Bond; iv) payment schedule and v) condition precedent to execute Share Purchase and Sale Agreement - CCVA and vi) conditions to join the bidding process.

Detailing of the Asset Sale Plan shall be handled in a document not related to this System.

Divestment process of equity interests on SPE shall begin at the time of approval of the Asset Sale Plan of Eletrobras System by the Holding’s Board of Directors.

Asset Sale Plan must be approved by the Executive Board and by Eletrobras’ Board of Directors, and in a Shareholders’ Meeting, where required9.

Once the Asset Sale Plan is approved, Eletrobras’ Executive Board shall inform TCU at the beginning of the divestment process, in such a manner the Court may assess the convenience and opportunity of including shares in its operational plan.10

5.3.	Sale of Asset

The private process for divestment of equity interests on SPE, without access to the securities distribution system, as well as effort of placement in the capital market, shall occur, preferably, by means of a competitive process in the form of Auction of Public Call.

In the event of occurring an Auction with a deserted lot, there shall be the possibility of direct sale, in the same conditions of the Auction11.

There shall be also, at any given time, the possibility to sell by means of Business Opportunity12.

Sale of interests may be operationalized as follows.

9 Article 42, section I, of Eletrobras' Articles of Incorporation establishes the sale of shares issued by companies controlled by Eletrobras shall fall upon the Company's Annual Shareholders’ Meeting.

10 Decision 1765/2018-TCU-Plenary; item 9.1.3

11 Law 13303/2016, article 29, section III

12 Law 13303/2016, article 28, section II, paragraphs 3 and 4

5.3.1	Sale by Auction

In sale by means of auction, Eletrobras shall disclose the Bid Notice to be carried out in stock exchange, at its own electronic address on the Internet and media, including manifestation of the interest to sell equity interests on SPE, by inviting potential investors willing to submit a firm bid to purchase such equity interests after the term stipulated for investors to make their assessments.

Bid Notice must demand a Bid Bond to ensure the commitments of the potential buyer until the reception of the installment either equivalent or higher as way of payment.

In any case, the call for bids shall not specify requirements that may allow conditions capable of compromising, restricting or frustrating the competitive character of the equity interest sale process13. However, objective qualification criteria shall be provided in call for bids with the purpose of providing more efficiency to the process and reduction of time to review bids.

Eletrobras shall make available, to interested investors, a means to access SPE Information Room (Data Room) so that they can carry out their due diligences. Opportunity of technical surveys may also be granted.

The winning bid shall be the one that offers a price equal or higher than the assessment value to be disclosed in call for bids by Eletrobras14.

It is worth mentioning that the call for bids must be approved by Eletrobras’ Executive Board.

Sale must be approved by Eletrobras’ Executive Board and Board of Directors, and in a Shareholders’ Meeting, where required15.

13 Decision 1765/2018, item 9.1.2.3

14 Decision 1765/2018-TCU-Plenary; item 9.1.2.2

15 Article 42, section I, of Eletrobras' Articles of Incorporation establishes the sale of shares issued by companies controlled by Eletrobras shall fall upon the Company's Annual Shareholders’ Meeting.

5.3.2	Direct sale after Deserted Auction[16]

Direct Sale may occur whenever there are no interested parties in the previous bidding and it, justifiably, cannot be repeated without losses to Eletrobras, provided preset conditions of the auction’s call for bids are kept and there is no manifestation of previous interest by third parties. In such context, it shall also be required a Bid Bon to ensure commitments until the reception of the installment either equivalent or higher as way of payment.

Eletrobras shall make available, to interested investors, a means to access SPE Information Room (Data Room) so that they can carry out their due diligences. Opportunity of technical surveys may also be granted.

Validation of price in call for bids shall be set by the Administration for each case, considering the macro-economic variation and the economic and financial status of the SPE.

Sale must be approved by Eletrobras’ Executive Board and Board of Directors, and in a Shareholders’ Meeting, where required17.

5.3.3	Competitive Sale by Public Call

In a competitive sale by means of Public Call, Eletrobras shall disclose the call for bids at its own electronic address on the Internet and in the media, including manifestation of the interest to sell equity interests on SPE, by inviting potential investors willing to join the competitive process and submitting a firm bid to purchase such equity interests after the term stipulated for investors to make their assessments.

Public Call for Bids must demand a Bid Bond to ensure the commitments of the potential buyer until the reception of the installment either equivalent or higher as way of payment.

In any case, the call for bids shall not specify requirements that may allow conditions capable of compromising, restricting or frustrating the competitive character of the equity interest sale process18. However, objective qualification criteria shall be provided in call for bids with the purpose of providing more efficiency to the process and reduction of time to review bids.

16 Law 13303/2016, article 29, section III

17 Article 42, section I, of Eletrobras' Articles of Incorporation establishes the sale of shares issued by companies controlled by Eletrobras shall fall upon the Company's Annual Shareholders’ Meeting.

18 Decision 1765/2018, item 9.1.2.3

Public Call for Bids must be approved by Eletrobras’ Executive Board.

In this sale modality the assessment value required by Eletrobras to sell equity interest on SPE shall not disclosed to the market, but shall remain always available to external control bodies. Economic and financial assessment may be carried out internally or by means of hired consultancy. In this sale modality, the process to disclose the opportunity may be opened even before the end of the economic and financial assessment, however, one must wait for approval by Eletrobras’ Executive Board, before receiving firm bids from the interested parties.

Eletrobras shall make available, to interested investors, a means to access SPE Information Room (Data Room) so that they can carry out their due diligences. Opportunity of technical surveys may also be granted.

After receiving firm bids, it shall be defined the rank of the bids, and the Sale Commission shall, following approval by the Executive Board, start the negotiation process to obtain the best and most advantageous conditions for Eletrobras with the best ranked interested party. Negotiation may contemplate economic, commercial and contractual conditions in addition to others deemed relevant to the sale.

Sale by means of Public Call shall demand a Fairness Opinion hired from an independent advisory, whenever possible19.

Sale must be approved by Eletrobras’ Executive Board and Board of Directors, and in a Shareholders’ Meeting, where required20.

19 Decision 1765/2018, item 9.2.1.

20 Article 42, section I, of Eletrobras' Articles of Incorporation establishes the sale of shares issued by companies controlled by Eletrobras shall fall upon the Company's Annual Shareholders’ Meeting.

5.3.4	Sale by means of Business Opportunity

Sale by means of Business Opportunity shall occur when the selection of a partner is associated with its particular characteristics, bound to business opportunities defined and specified, once justified the unfeasibility of competitive procedure21.

It must be noticed that sales of equity interest by means of Tag Along and Drag Along may fall within the concept of “business opportunity”22, whenever it is previously confirmed the unfeasibility of competition23.

This sale modality requires the hiring of Fairness Opinion from an independent advisory, whenever possible24.

Sale must be approved by Eletrobras’ Executive Board and Board of Directors, and in a Shareholders’ Meeting, where required25.

5.3.5	OTHER SALE MODALITIES

There are other forms at the disposal of Eletrobras to sell equity interests on SPE it owns, such as:

i.	Exchange of shares owned by Eletrobras for shares owned by a third party;
ii.	Payment of equity interests on SPE’s owned by Eletrobras with the purpose of reducing a debt of the Holding with a third party;

21 Law 13303/2016, article 28, section II, paragraphs 3 and 4

22 Law 13303/16 - article 28, paragraph 3, section II and paragraph 4

23 Decision 1765/2018-TCU-Plenary; item 9.1.2.1

24 Decision 1765/2018, item 9.2.1.

25 Article 42, section I, of Eletrobras' Articles of Incorporation establishes the sale of shares issued by companies controlled by Eletrobras shall fall upon the Company's Annual Shareholders’ Meeting.

iii.	Reception by Eletrobras of a spontaneous offer to buy interests on SPE it owns.

In any such cases there must be the need for economic and financial assessment internally carried out by the Holding, and the sale process must follow the procedures of an Auction or Public Call.

Another way of divesting a given SPE is liquidation26 pursuant the Corporations Act. In this case, it shall fall upon the appointed liquidator to finish the business of the SPE, realize the asset, pay liabilities, and share the remaining among shareholders. In this case, the liquidator shall initially demand economic and financial assessment of the SPE’s assets, carrying out monetization according to the procedures of an Auction or Public Call.

5.3.6	Sale Closure

Once results from the process to sell interests are homologated by the Eletrobras’ Administration and in Shareholders’ Meeting, where required27, the Agreement to Buy and Sell Shares of the SPE shall be executed between the parties.

After obtaining the required consents and once financial liquidation of the purchase and sale operations is finished, it shall be made the transfer of ownership of shares of the SPE in question to the new shareholder in the respective stock book.

Sale Commission shall issue a report at the end of the process to sell equity interests on SPE, submitting it to the Administration for further approval.

26 Law 6404/79; section II

27 Article 42, section I, of Eletrobras' Articles of Incorporation establishes the sale of shares issued by companies controlled by Eletrobras shall fall upon the Company's Annual Shareholders’ Meeting.

6.     Determining the assessment value of equity interest on SPE

The divestment process of equity interests on SPE, in any of the aforementioned modalities shall require the establishment of the assessment value for the sale of such asset28.

Methodology to be used to assess assets shall be the discounted cash flow in the vision of the shareholder, a methodology already adopted by the market, which values certain asset by means of projected generation of revenue, deducing future costs - operational, financial, tax and investment, brought to present value and discounted by the discount rate related to capital cost of Eletrobras (ke), adjusted ot the risk and leverage of business thus compensation the shareholders for associate risks.

Capital cost of Eletrobras (ke) shall be calculated by the Capital Asset Pricing Method - CAPM, which is already adopted in the market and used by ANEEL29.

Calculation of the asset assessment value shall be sufficiently detailed in report prepared by the Organizational Unit of the Financial and Investor Relations Board in charge of preparing economic and financial studies of assets subject to divestment.

At the discretion of the Organizational Unit it may be hired an external consultancy to carry out an alternative and complementary calculation concerning the internal assessment value.

Such reports must also include an assessment for comparative purposes carried out with market multiplies method30, whenever possible.

7.     Consents

Process to sell equity interest, as well as the corresponding transfer of shares from the SPE shall require the arrangement of such previous consents, in special from the regulating agent, creditors, debenture holders and guarantors of financings hired by the SPE in question.

8.	Governance of the sale process

All reports that are part of the sale of equity interests on SPE must be dated, with their authors identified and duly signed, which shall be further ranked and kept according to the extent set out in the internal rules of Eletrobras.

Progress of internal and external approvals of the divestment process must be recorded and controlled (Paper Trail) by the divestment process leader in order to allow the work of the audit.

28 Decision 1765-TCU-Plenary; item 9.1.2.2

29 Decision 1765-TCU-Plenary, items 9.2.4, 9.2.5 and 9.2.6

30 Decision 1765-TCU-Plenary; item 9.2.8

9.     Conditions to join the divestment process of equity interests

The following may join as buyers in the divestment process, either individually or in consortia: legal entities, Brazilian or foreign, complementary pension fund entities and investment funds provided they meet the requirements in Eletrobras’ Bid Notice.

Foreign investor must state that, in order to join this process, it submits itself to the law of the Federative Republic of Brazil and waives the right to make any eventual complaints by diplomatic means.

10.   Hindrance to join the divestment process of equity interests

The following shall be forbidden to join the divestment process in equity interests on SPE as buyers:

i.	Legal entity declared not idoneous by anybody or entity part of the Federal Public Administration or by the Federal Court of Accounts;
ii.	Legal entity either hindered or suspended from joining bid or hire with anybody or entity of the Federal Public Administration;
iii.	Legal entity whose manager or technician in charge, or individuals with whom they have kinship up to the third civil degree, is or has been in an effective position or employment condition at Eletrobras or in any company of the Eletrobras System or has a managerial position, superior advisory or intermediate assistance of the Federal Government in the 180 (one-hundred and eighty) days immediately before the date of disclosure of the call for bids related to sale of interests;
iv.	Legal entity that has joined preparation of studies, including financial and economic consultancy or advisory for the sale, which served as basis to this divestment process, as well as its administrators and managers; controllers; shareholders owning more than 5% (five percent) of the capital with right to vote; technicians in charge or subcontractors; directly or indirectly controlled companies; investment fund and/or complementary pension fund entity in which the legal entity has more than 5% (five percent) of the capital, i.e., administrator/manager and/or of which is a sponsor, as applicable;

v.	Individual that is, directly or indirectly, by means of any colligated company, being advised by any financial advisor hired by Eletrobras or controlled companies within the scope of the economic and financial model used in the bid and preparation of divestment process documents, in special companies colligated to those providing services of financial and sale advisories[31];
vi.	Legal entity convicted by unappealable decision to a sentence of legal interdiction after committing environmental crimes as set out in article 10 of Federal Law 9605 of 12/Feb/1998 (“Law 9605/1998”);
vii.	SPE’s in which Eletrobras or its controlled companies have any equity interest;
viii.	Legal entity not qualified according to criteria set out by Eletrobras’ Compliance Board

11.   Independence during divestment process32

Eletrobras’ technical staff in charge of the economic and financial assessment shall not be subordinated to the Sale Commission.

Studies carried out by Eletrobras’ technical staff for the economic and financial assessment of interests and those carried out by the technical staff of any hired external advisory are independent and separate in order to ensure different points-of-view for assessments.

12.	Disclosure of Information

Process to sale equity interests must be carried out with the purpose of seeking the most transparent operation without providing to the market incomplete or false information, or yet, avoiding measures that may mislead the market or induce bidders to errors.

31 Decision in 1765/2018 - TCU-Plenary; item 9.1.2.5.

32 Decision in 1765/2018 - TCU-Plenary; items 9.2.2 and 9.2.3.

Eletrobras shall prepare a virtual information room (Data Room)33, to be made available at its electronic address on the Internet, containing information both updated and sufficiently detailed of the SPE so that potential investors may prepare studies and their offers to acquire the equity interest.

Thus, every required information so that bidders can make their assessments and studies must be updated and available to the interested audience in virtual information room (Data Room), always with focus on transparency and impersonality of the process.

Also, Eletrobras shall open at its portal on the Internet a channel of Questions and Answers to settle eventual doubts submitted by the interested parties. All questions must be answered by Eletrobras without identifying the author of the question.

Eletrobras’ Financial and Investor Relations Board, as applicable, and according to its Information Disclosure Policy on Relevant Law or Fact, shall verify the need to disclose information, under the terms and rules of the Securities Commission - SEC.

33 Decision in 1765/2018 - TCU-Plenary; item 9.1.2.3

13.	Interaction of Eletrobras with body external to the process

Eletrobras shall inform the TCU34, and whenever demanded by other external control bodies, as soon as the interest divestment process begins, providing any and all information requested and providing clarifications, whenever requested.

14.   Hiring of external advisory

In cases of hiring external advisory to support its divestment processes, the hiring process must be observed by executing previous analysis by the legal department35, as well as establishing mechanisms to avoid conflicts of interest between financial advisors/consultants and potential buyers involved in the sales of equity interests on SPE.36

Whenever identified a direct hiring37, it must be considered the principles of competitiveness, transparency and impersonality.

15.	Secrecy of Information

The matter of secrecy of information must be based on Eletrobras’ policies and standards related to information security and to laws and standards governing the activities of the Holding, as well as guidelines from the Relationship with Investors.

Potential investors and hired external advisories must sign the Confidentiality Term with Eletrobras.

34 Decision 1765/2018-TCU-Plenary; item 9.1.3

35 Decision 1765/2018-TCU-Plenary; item 9.1.2.4

36 Decision 1765/2018-TCU-Plenary; item 9.1.2.5

37 of Law 13303/16, article 30, section II, item c,

16.   Activity assignment chart

Based on Eletrobras’ Organization Manual, the process to sell equity interests shall involve several Organizational Units (UO) of the company in charge of supporting the Sale Commission, within their basic assignments, as shown below.

Responsible Parties	Assignments
Shareholders’ Meeting	Approve, within its competence scope, sale of controlled SPE.
Board of Directors	Approve, within its competence scope, the following items: - SPE Divestment System; - SPE Divestment Program; - Asset Sale Plan and assessment values; and - Sale after Fairness Opinion.
Executive Board

Approve, within its competence scope, the following items:
- SPE Divestment System;
- SPE Divestment Program;
- Asset Sale Plan;
- Economic and financial assessment;
- Selection of participants in Public Call;
- Submission of the best proposal to Fairness Opinion (Public Call and Business Opportunity);
- Sale after Fairness Opinion;
- Homologation of the sale process;
- Execution of Bid Bond under the terms of the Call for Bids (Auction or Public Call); and

- Economic and financial assessment;

Create Divestment Work Group appointing its leader;

Create Sale Commission appointing its coordinator.

Sales Committee	Judge and be accountable, within the competence scope, for all acts required to execute the Auction or Public Call.
Adopt criteria to solve formal flaws and complement insufficiencies in the course of the Auction or Public Call.
Foster due diligence to clarify or complement instruction in Call for Bids (Auction or Public Call).
Amend terms concerning the Call for Bids (Auction or Public Call), in the event of public interest, act of God or force majeure.

Inform in Eletrobras’ website and in other means used to make documentation available, any changes to the Call for Bids (Auction or Public Call),
Prepare final report of the sale competitive procedure.
After approval of the sale by the competent statutory agency, call the best ranked bidder to sign the agreement.
Propose, before deliberation by Eletrobras’ Executive Board, the execution of Bid Bond under the terms of the Call for Bids (Auction or Public Call).
Organizational Unit of the Chairmanship	Manage, keep updated and safekeep the qualify of information and documents of SPE’s to be made available to investors in Data Room.
Coordinate relationship with SPE subject to sale, coordinating and obtaining the required consents, where applicable.
Support the Sale Commission, whenever requested, aiming at the disclosure of the process to sell SPE’s.
Organizational Unit of the Chairmanship (Legal)	Legally advise the Sale Commission, whenever requested, in matters related to the Call for Bids, agreement to buy and sell shares from SPE’s subject to sale and in corporate matters.
Hire external advisory, at its own discretion, to support the legal area concerning divestment.
Manage the contract of the hired external advisory, if applicable.
Support the Sale Commission whenever requested in meetings of Eletrobras’ DEE and CA.
Organizational Unit of the Financial Board	Prepare internal studies of economic and financial assessment for assets subject to divestment, issuing the corresponding report.
Hire external advisory, whenever required, to carry out economic and financial assessment studies of the assets subject to divestment, as well as to provide Fairness Opinion by issuing the corresponding reports.
Prepare the whole material required by DEE, CA and where required, shareholders’ meeting.

Organizational Unit of the Administration Board	Hire B3 - Brasil Bolsa Balcão S.A. at the occasion of sale of equity interests by means of auction
Manage agreement with B3 - Brasil Bolsa Balcão S.A. at the occasion of sale of equity interests by means of auction

Support the Sale Commission, whenever requested, aiming at the hiring of external advisory.
Organizational Unit of the Transmission Board	Support the Financial Board in the preparation of economic and financial assessment.
Organizational Unit of the Generation Board	Support the Financial Board in the preparation of economic and financial assessment.
Organizational Unit of the Compliance Board

Prepare integrity reports to be approved by the Administration;

Set the compliance criteria required to qualify/reject potential investors willing to join the process to sell interests;

Prepare the required reports justifying the qualification/rejection of potential investors willing to join the process to sell interests;

ANNEX 05 - Technical Note Sale Commission

TECHNICAL NOTE

[Digite o título do documento]

SUMMARY

Summary

1.History	122
2.Asset Contextualization	123
2.1 Santa Vitoria do Palmar	123
2.2 SPEs Hermenegildo I, Hermenegildo II, Hermenegildo III & Chuí IX	125
3.Sale Modeling	127
4.Reference Values	131
5.Values of the Bids	132
5.1 Santa Vitória do Palmar	133
5.2 SPEs Hermegildo I, Hermenegildo II, Hermenegildo III & Chuí IX	133
5.3 Joint Analysis	134
6.Analysis of Benefits & Risks of the Bid	134
7.Management's Conclusion

1.             History

As a consequence of the 2015-2030 Strategic Plan (2015-2030 SP), the 2017-2021 Business & Management Master Plan (PDNG), approved by Eletrobras’ Board of Directors, three strategic pillars were set to be implemented in Eletrobras and in subsidiaries Furnas, Chesf, Eletrosul & Eletronorte, namely: i) Governance & Compliance; ii) Financial Discipline & iii) Operating Excellence, and also started preparing Eletrobras System’s Divestment Program.

The “Financial Discipline” cornerstone includes the following efforts:

•                                     Reduction of investments;

•                                     Privatization of distribution companies;

•                                     Sale of administrative properties;

•                                     Sale of interests in SPEs;

•                                     Tax-related optimization; and

•                                     Corporate restructuring aiming at the utilization of fiscal debt claim.

In the 2018-2022 PDNG planning cycle, approved by the Company’s Board of Directors, the strategic cornerstones were extended, and increased from three to five, upon the inclusion of cornerstones “Sustainable Performance” and “Valuation of People.”

In regards to the subject of “Financial Discipline,” there is an estimate of sale of the corporate interests held by Eletrobras Companies in Special Purpose Entities (“SPEs”), held in the annual reviews of the 2017-2021 PDNG, 2018-2022 PDNG and 2019-2023 PDNG subsequent planning cycles.

With the sale of interests in SPEs, Company Management aims to improve the indebtedness indicators, in view of the situation of credit narrowing and the need to preserve liquidity in the company.

For selling their interests in SPEs, the Company prepared economic and legal feasibility studies which supported the operation and confirm the understanding by their Managers that accomplishing such sale shall improve the Company’s financial status and that of their subsidiaries, which are briefly described as follows.

2.             Asset Contextualization

9.	2.1 Santa Vitoria do Palmar

Santa Vitória do Palmar Holding S.A. (“SPE”) is a private joint-stock corporation created in October 2011 from the association of Eletrosul Centrais Elétricas S.A. (49%) and of Private Equity Investment Fund Rio Bravo Energia I (51%), the latter succeeded by Company Brave Winds Geradora S.A..

The table below shows the SPE’s wholly-owned subsidiaries and the installed capacities, physical guarantees and all other information on the wind farms. The authorization periods for all parks are for 35 (thirty-five) years from the date of their respective Authorizing Ordinances.

Subsidiary	Wind Farm	MME Authorization Ordinance	Installed capacity (MW)	Current Physical Guarantee (average MW)	Number of wind turbines
Eólica Geribatu I S.A.	Verace I	63/2012	20	8.5	10
Eólica Geribatu II S.A.	Verace II	58/2012	20	8.3	10
Eólica Geribatu III S.A.	Verace III	64/2012	26	11.0	13
Eólica Geribatu IV S.A.	Verace IV	57/2012	30	13.3	15
Eólica Geribatu V S.A.	Verace V	202/2012	30	10.9	15
Eólica Geribatu VI S.A.	Verace VI	56/2012	18	7.6	9
Eólica Geribatu VII S.A.	Verace VII	65/2012	30	11.4	15
Eólica Geribatu VIII S.A.	Verace VIII	80/2012	26	9.4	13
Eólica Geribatu IX S.A.	Verace IX	66/2012	30	10.9	15
Eólica Geribatu X S.A.	Verace X	67/2012	28	12.2	14
Eólica Chuí I S.A. (*)	Chuí I	106/2012	24	9.3	12

Eólica Chuí II S.A. (*)	Chuí II	165/2012	22	7.9	11
Eólica Chuí IV S.A. (*)	Chui IV	79/2012	22	7.8	11
Eólica Chuí V S.A. (*)	Chui IV	89/2012	30	11.0	15
Eólica Chuí VI S.A. (*)	Chuí VI	231/2012	22	8.8	11
Eólica Chuí VII S.A. (*)	Chuí VII	166/2012	24	8.6	12
Total			402	156.9	201

(*) The wind farms of Complexo Chuí (144 MW) were merged on December 29th, 2017.

The starting amounts of physical guarantee were set in the authorization ordinances, totaling 169.1 average MW. Subsequently, through ANEEL resolution no. 1701/2015, the physical guarantees of wind farms Chuí VI & Chuí VII were changed. In turn, on December 15th, 2016, through Ordinance no. 245 of the Energy Planning & Development Secretariat of the Brazilian Ministry of Mines & Energy (MME), the physical guarantees of wind farms Chuí I, Chuí II, Chuí IV, Chuí V, Verace IV & Verace X were changed. Finally, on September 27th, 2019, through Ordinance no. 245 of the Energy Planning & Development Secretariat of the MME, the physical guarantees of wind farms Chuí I, Chuí II, Chuí IV, Chuí V, Verace V, Verace VII, Verace VIII & Verace IX were changed. All these physical guarantee changes resulted in a current total physical guarantee of 156.9 average MW.

The creation of the SPE and of its wholly-owned subsidiaries was the result of the participation in the 12th auction of New Energy (A-3), held on August 17th, 2011, promoted by the Electricity Trading Chamber (CCEE), and coordinated by the National Electricity Agency (ANEEL). In this event, consortia Chuí I, Chuí II, Chuí IV, Chuí V, Minuano I, Minuano II, Verace I, Verace II, Verace III, Verace IV, Verace V, Verace VI, Verace VII, Verace VIII, Verace IX & Verace X sold 169.1 average MW for a price close to R$ 100/MWh in availability agreements beginning in 2014 and with a 20-year validity term. The contractual price restated according to the Extended National Consumer Price Index (IPCA) amounts to R$ 160/MWh.

As required by the Auction Notice, the consortium members (FIP Rio Bravo & Eletrosul) set up Independent Electricity Producing companies (PIEE), with the responsibility of implementing and exploring each of the wind power plants.

Farms Verace I through X started commercial operations on February 24th, 2015, while all other farms started commercial operations on June 19th, 2015.

In May 29th, 2017, the Company adhered to MCSD A4+, aiming at the termination of 100% of the electricity amounts of the agreements entered into in the ACR. Part of the permanently uncontracted energy was sold in a long-term private auction held by the SPE, with energy supply in the maximum amount of 145.3 average MW for the period from January 2018 to December 2031, with average sales prices in the first year of R$ 231/MWh and in the last year of R$ 145 MWh.

In December 2017, the SPE underwent significant corporate restructuring, with the following events taking place.

(a)                  Shareholder Eletrosul Centrais Elétricas S.A. was assigned 101,925,081 common shares of Brave Winds Geradora S.A., so Eletrosul Centrais Elétricas S.A. became the holders, after such assignment, of the controlling stake with 78% of the Company’s capital;

(b)                  The shareholders increased the Company’s capital stock through the payment of 100% of the shares held in the capital stock of Chuí Holding S.A. and its subsidiaries, therefore, from that date onwards, the Wind Farms of Chuí Holding started being a part of the assets and controlled by the Company;

(c)                   Eletrosul Centrais Elétricas S.A. sold the entirety of their Company’s shares, which were passed on to Eletrobras;

10.	2.2 SPEs Hermenegildo I, Hermenegildo II, Hermenegildo III & Chuí IX

Wind power companies Hermenegildo I S/A, Hermenegildo II S/A, Hermenegildo III S/A & Chuí IX are private companies whose corporate purpose is the development, implementation, exploration, operation and maintenance of an electricity production enterprise from a wind source, for the following farms: Verace 24, Verace 25, Verace 26 & Verace 27 (Hermenegildo I S/A), Verace 28, Verace 29, Verace 30 & Verace 31 (Hermenegildo II S/A) and Verace 34, Verace 35 & Verace 36 (Hermenegildo III S/A), located in the town of Santa Vitória do Palmar, and the wind farm named Chuí 09 (Chuí IX), in the town of Chuí, all of them located in the state of Rio Grande do Sul.

The authorization period for all parks is for 35 years from the date of their respective authorizing ordinances. The table below shows the installed capacities, physical guarantees and all other information on the farms.

SPE	Wind Farm	MME Authorizing Ordinance	Installed Capacity (MW)	Physical Guarantee (average MW)	Number of Wind Turbines
SPE Hermenegildo 1	EOL Verace 24	252/2014	22	9.2	11
	EOL Verace 25	241/2014	8	3.3	4
	EOL Verace 26	249/2014	16	7	8
	EOL Verace 27	279/2014	18	7.9	9
SPE Hermenegildo 1 Total			64	27.4	32

SPE Hermenegildo II	EOL Verace 28	269/2014	14	5.9	7
	EOL Verace 29	247/2014	20	8.3	10
	EOL Verace 30	281/2014	20	8.2	10
	EOL Verace 31	248/2014	10	4.2	5
SPE Hermenegildo II Total			64	26.6	32

SPE Hermenegildo III	EOL Verace 34	280/2014	16	6.7	8
	EOL Verace 33	239/2014	14	5.8	7
	EOL Verace 36	290/2014	24	9.7	12
SPE Hermenegildo III Total			54	22.2	27

SPE Chuí IX	EOl Chuí 09	218/2014	20	7.8	10

Total Overall			202	84	101

On November 18th, 2013, the Electricity Trading Chamber (CCEE), with the coordination of the National Electricity Agency (Aneel), operationalized the 17th Auction of New Energy (A-3). In this event, the consortium formed by Eletrosul (99.99%) and Renobrax (0.01%) sold energy from the 12 aforementioned farms, totaling 59.4 average MW for a 20-year period, starting on January 1st, 2016, and ending on December 31st, 2035, at a price of R$ 124.28/MWh (reference: Nov/2013), which, restated according to the IPCA-IBGE index until January 1st, 2020, amounts to R$ 176.21/MWh. In addition, the wind farms entered into energy sales agreements with Eletrosul in the same period as the regulated agreements, selling an additional 23.7 average MW in the period from January 1st, 2016 to December 31st, 2025.

As required by the Bid Notice, the consortium members (Eletrosul & Renobrax) set up Independent Electricity Producing companies (PIEE), with the responsibility of implementing and exploring each of the wind power plants.

SPE Chuí IX entered into commercial operation on October 22nd, 2015, in turn, SPEs Hermenegildo I, Hermenegildo II entered into commercial operation on November 26th, 2015, and finally, SPE Hermenegildo III entered into commercial operation on April 9th, 2016.

On May 5th, 2017, the aforementioned SPEs submitted, to the CCEE, statements of offer to reduce amounts of electricity referring to the Surplus and Deficit Compensation Mechanism (MCSD), in which they terminated, as of January 2018, the agreements in the regulated environment previously entered into.

On March 20th, 2018, the wind farms and Eletrosul entered into energy purchase and sale agreements effective until December 31st, 2035, through which the wind farms sold 39.3 average MW in the period from January 1st, 2018, to December 31st, 2025, and 63.0 average MW, in the period from January 1st, 2026, to December 31st, 2035.

On June 30th, 2017, Eletrobras’ Board of Directors approved the assignment of the shareholding interest in the aforementioned company held by Eletrosul to the Holding.

1.

3.             Sale Modeling

On September 27th, 2018, Eletrobras held a public auction (Auction no. 01/2018) conducted by B3 S/A — Brasil, Bolsa, Balcão (“B3”) for the sale of 71 equity interests in Special Purpose Entities (SPEs) made available for sale in 18 lots.

In this competitive procedure, the Auction notice provided for the sale of 100% of the SPE’s capital stock, backed by a term of commitment entered into by the partners in which Brave Winds undertook to sell, jointly with Eletrobras, under the scope of the auction, their interest in the SPE, provided certain conditions are met.

Of the 71 SPEs previously mentioned, 26 were sold in 11 different lots. Thus, considering said event was not successful in selling Eletrobras’ interests in some companies, especially in SPEs Santa Vitória do Palmar Holding S.A., Hermenegildo I, Hermenegildo II, Hermenegildo III and Chuí IX, the 2019-2023 Business and Management Master Plan (PDNG), continuing the divestment process, set the goal of completing the divestment program with the sale of 39 remaining SPEs grouped into six lots, with Lot 1 referring to Eletrobras’ interest in SPE Santa Vitória do Palmar, and Lot 2, to Eletrobras’ interests in the other SPEs.

This time, Eletrobras’ Board of Directors (CA), through DEL 039/2019, from March 28th, 2019, resolved that Eletrobras’ corporate interests in the remaining SPEs should be sold under the aegis of Decree no. 9188/2018.

Decree no. 9188/17, to which adhesion is optional38, with the requirement of communication to the Brazilian Ministry of Mines and Energy, set the rules of governance, transparency and good market practices for the adoption of a special divestment regime, based on the provisions contained in article no. 29 of Law 13303/16.

It is relevant to remember that Decree 9188/17 was published on 11.01.2017, when the works for the holding of Eletrobras’ Auction no. 01/2018 were already underway and, on the other hand, there was not enough experience of applying the decree in a divestment process. Therefore, Eletrobras chose, at the time, to use the regulation provided for in article 28 of Law 13303/16, conducting a public auction at B3 S.A. - Brasil Bolsa Balcão.

38 Decree 9188, article 3, paragraph 1

The sale of the corporate interests using Decree 9188/17 briefly includes the following stages.

i.    Preparation

• Planning of the competitive procedure (justification and assessment of impacts and consents);

• Creation of the Assessment Committee or equivalent structure;

• Creation of the Sales Committee; and

• Contracting of advisory services for the Fairness Opinion experts’ report and others deemed necessary.

ii.    Interest inquiry

iii.    Advertise the Opportunity Disclosure Instrument (call notice), which shall contain at least the purpose of the sale, the criteria for the participation, terms and ways of performing the acts.

iv.    Submission of a preliminary bid. The Sales Committee is entitled to request preliminary bids from stakeholders. In this procedure, the Sales Committee chose not to perform this stage.

v.    Submission of a solid bid (binding)

• It is the responsibility of the Sales Committee to request solid bids from stakeholders;

• Prior to the bid opening event, the Sales Committee shall obtain the final economic and financial assessment of the asset, to be prepared by the Assessment Committee or equivalent structure; and

• Bid ranking.

vi.    Trading

vii.    The Sales Committee may negotiate with the best rated stakeholder or, successively, with all other stakeholders, according to the ranking order, better, more advantageous conditions for the semi-public company; and the negotiation may include economic, commercial and contractual conditions in addition to others deemed relevant to the sale.

•	Income and Signature of agreements. It shall be the responsibility of the Sales Committee to prepare the final report on the competitive sales procedure;
•	It shall be the responsibility of the competent statutory agency of the semi-public company to decide on the sale under the terms and conditions proposed by the highest ranked stakeholder; and
•	After the approval of the sale by the competent statutory agency, the Sales Committee shall call upon the highest ranked stakeholder to sign the agreements.

Adherence to Decree 9188/17 brought the following operational benefits to Eletrobras in the sale of shareholdings in SPEs:

• Greater flexibility in the sale of assets, in compliance with the provisions applicable to Semi-Public Companies;

• Possibility of negotiation aimed at improving the bids;

• Expectation of significant cost reduction, given the greater simplicity of the Fairness Opinion service;

•	Eletrobras is not bound by the sale until the decision of their collegiate organizations.

4.             Reference Values

Unlike Auction no. 01/2018, where a single price is calculated and disclosed for each lot, the sale through the Decree does not provide for the disclosure of amounts.

Unlike Auction no. 01/2018, where a single price is calculated and only bids which amounts are higher than the minimum amounts defined are accepted. In the case of Decree no. 9188/2018, reference values are set with no provision for disclosure, by said decree, obtained by an internal assessment or through the hiring of an external advisor. In the present case, an option was made to conduct an internal assessment.

The reference price is based on the fact that the assessment per deducted cash flow of any company is sensitive to the assumptions used (such as changes to the deduction rate used, unavailability of equipment, wind speed, future expectations of energy re-contracting prices, overhaul costs, among other variables), and, therefore, changes to the assumptions used may lead to significant differences in the value of the company.

The establishment of a minimum price, such as that of auction no. 01/2018, prevents the recognition of the impacts related to the assumptions used, resulting in an effective loss in the efficiency of the process.

For example, any bid lower than the minimum price would be immediately discarded, even if within a certain margin of tolerance. This margin of tolerance may be correlated with the opportunity cost associated with postponing the sale, or even the financial cost avoided by the receipt of the proceeds from the sale in advance.

In Competitive procedure no. 01/2019, a criterion was used for the Sales Committee to submit bids for the consideration of Eletrobras’ Executive Board (DEE), so that they may resolve on the issuance of the certification of the fair value experts’ report by the company contracted for this purpose in accordance with CVM Instruction no. 361/2002, which establishes that changes to amounts determined by different criteria must not exceed 10%.

For a reference value to be set for each of the interests in SPEs which shall be subject to said Competitive Procedure, Company Management prepared assessment reports for each interest.

Such reports followed standards usually accepted for operations of similar nature. Thus, for further detailing about the calculation methodology used, and also about the results of the economic and financial valuations, and, furthermore, about the reference prices for the sale of interests in the SPEs chosen for the divestment through auctions, the entirety of every report prepared is available in Technical Information.

Concerning the reference values for the sale of each of the shareholdings in the SPEs, it should be emphasized that its values have been set by using the base date of December 31st, 2018, which amounted to R$ 595.9 Million, as stated in the table below:

SPE Subsidiaries	Eletrobras Interest (%)	Reference Value (thousand Reais)
Santa Vitória do Palmar Holding S.A. (includes Chuí Holding S.A.)	78.00%	473,779
Eólica Hermenegildo I S.A., Eólica Hermenegildo II S.A. Eólica Hermenegildo III S.A. and Eólica Chuí IX S.A.	99.99%	122,118
Total	-	595,897

5.             Values of the Bids

11.	5.1 Santa Vitória do Palmar

After the negotiation stages, Omega Geração S.A. presented the most advantageous bid (attached) for the purchase of the shareholding (78%) held by Eletrobras in company Santa Vitória do Palmar, referring to Lot 1 as shown in the table below:

Applicant	Reference Value (a)	Bid (b)	b/a	Earn Out
Omega Geração	473,779	434,460	91.7%	None

The amount offered by Omega Geração, on March 10th, 2020, is 8.3% lower than the Reference Value approved by the Executive Board and by the Board of Directors, according to RES-702/2019 and DEL-223/2019, respectively.

5.2             SPEs Hermegildo I, Hermenegildo II, Hermenegildo III & Chuí IX

				Amounts in $ thousand Reais, base: Dec-2018
				Earn Out
Applicant	Reference Value (a)	Bid (b)	(b/a)	Price ($ Reais/MWh)	Probability of surplus generation 2020-2021 in relation to 2016-2018 (%)	Additional generation (average MW)	Expected Amount ($ thousand Reais)
Omega	122,118	134,000	110%	185	44%	3.9	8,343

The amount offered of R$ 134,000,000.00 (one hundred and thirty-four Million Reais) corresponds to 110% of the reference value. In addition, an earn-out amount of R$ 185 MWh was also proposed, in accordance with item 18.1 of the Public Bid Notice for Competitive Procedure no. 01/2019.

It should be emphasized that the earn-out proposition refers to the amount, per MWh, if the average generation of the wind farms, in the 2020-2022 three-year period, exceeds the generation verified in such plant in the 2016-2018 three-year period (68.4 average MWs).

In order to project the generation of the wind farms in the 2020-2022 period, we used an exponential damping technique based on the multiplicative model of Holt Winters, with the construction of 50 equable scenarios.

As a result, we have found that there is a 44% probability of the generation in the 2020-2022 three-year period to be higher than that of the 2016-2018 period. Therefore, there is a 56% probability of the average generation in the 2020-2022 period to be lower than that of the 2016-2018 period. In addition, the expected generation value conditioned to be higher than the generation occurred in 2016-2018 is 3.9 average MWs. With these considerations, it was found that the expected earn-out value is R$ 8,342,849.00 = 44%*185*3.9*3*8760. Such amount refers to December 31st, 2018.

5.3             Joint Analysis

Considering lots 1 & 2, Omega Geração’s bid amounts to $ 568,460,000.00 Reais and, on the other hand, the sum of the reference values for lots 1 & 2 amounts to R$ 595,897,000.00. In this sense, the full bid of Omega Geração is 4.6% lower than the addition of the reference values for lots 1 & 2.

6.             Analysis of Benefits & Risks of the Bid

Benefits

•                                     Reduction of the Net Debt/EBTIDA Indicator as part of the 2018-2022 PDNG

•                                     Debt reduction through the payment of debts using the amount obtained with the sale of shareholding interests in Special Purpose Entities.

Risks

•                                     Failure to obtain consent for the operation of purchasing and selling shares from all counterparties of the agreements entered into with the SPE which have a clause of acceleration of maturity, mandatory termination or penalties in the event of transfer of shares, including financing banks, transferring banks, debenture holders and guarantors;

•                                     Failure to obtain consent from the Brazilian Electricity Agency - ANEEL and from the Board of Directors for Economic Protection – CADE;

ANNEX 06 - Fairness Opinion Letter SPE Santa Vitória do Palmar;

São Paulo May 11st, 2020.

To

Centrais Elétricas Brasileiras S.A. - Eletrobras

Rua da Quitanda, n° 196, 5th floor

Rio de Janeiro / RJ

Attention: Board of Directors of Eletrobras.

Ref.: FAIRNESS OPINION related to the equity stake of Centrais Elétricas Brasileiras S.A. - Eletrobras in Santa Vitória do Palmar Holding S.A.

Dear Sirs,

BR Partners Assessoria Financeira Ltda. (“BR Partners”) was retained by Centrais Elétricas Brasileiras SA - Eletrobras (“Eletrobras”) pursuant to the “Agreement No. ECE-DSS-4404/2020”, entered into between said parties on March 11, 2020 (“Agreement”), for the issuance of up to 06 (six) Fairness Opinions, with the specific purpose of subsidizing the decisions of Eletrobras' deliberative bodies on whether or not to carry out divestment operations involving Eletrobras' equity stakes held in Special Purpose Entities (“SPEs” ), under the Eletrobras Divestment Program.

1.           Extension and Purpose of the Evaluation

The transaction analyzed concerns to the sale by Eletrobras of the totality of its equity stake in Santa Vitória do Palmar Holding S.A. (“Company”), equivalent to 78.00% of the total share capital of such entities, to Ômega Geração S.A. (“Buyer” or “Ômega”) (“Transaction”).

The specific purpose of this Opinion is to express the conclusions of BR Partners exclusively on the financial aspects of the potential Transaction, jointly formalized through the (1) Irrevocable Economic Proposal delivered by the Buyer to Eletrobras on March 09th, 2020 (“Bid Offer”); and (2) Draft of the Share Purchase and Sale Agreement and Other Covenants, presented by Eletrobras to BR Partners (“SPA”), under the terms of the Eletrobras Public Notice nº 01/2019, Competitive Sale Procedure nº 01/2019, dated as of September 6th, 2019 (“Public Notice”).

Under the terms of the Bid Offer and the SPA, subject to the fulfillment of the terms and conditions set forth in the said documents, the Buyer will pay Eletrobras the total amount of R$ 434,460,000.00 (Four Hundred and Thirty-Four Million and Four Hundred and sixty Thousand Reais) (“Transaction Value” or “Purchase Price”), subject to the adjustments provided for in the Bid Offer and the SPA.

BR Partners relied solely and exclusively on the Information (as defined below) for the preparation of this Opinion, as well as with interactions with the technical team of Eletrobras management investments area and did not maintain any contact with the Buyer, nor receive any material, analysis or information regarding the Transaction.

2.           Methodology Used

After receiving and analyzing the information, BR Partners verified several methodologies for economic and financial evaluation and concluded the Discounted Cash Flow as appropriate, which assumes operational and financial assumptions, based on the best estimates about the Company, provided by Eletrobras to BR Partners. Such operating and financial assumptions used in the preparation of the Presentation (defined below) were provided and subsequently validated by Eletrobras, with the consequent implementation of all adjustments to the financial model used for the preparation of the Presentation and this Opinion. The financial estimates provided by Eletrobras consider its own view about the Company. Accordingly, BR Partners does not undertake any responsibility for the assumptions, estimates and projections prepared and provided by Eletrobras about the Company.

For the discounted cash flow analysis, BR Partners adopted a discount rate calculated based on the Capital Asset Pricing Model (CAPM), which uses comparable companies in the sector to estimate the business risk (Beta).

3.           Nature and source of the information on which it was based

To prepare this Opinion, we exclusively consider and analyze information available in the Transaction virtual data room provided by Eletrobras (“Information”). Among the main Information made available to BR Partners are:

•	Audited historical financial statements (2016, 2017, 2018, 2019);
•	Business plan carried out by the Company;
•	GF atualizacao 2020.xls;
•	PPAs no ACL e planilha “Energia Comercializada – Longo Prazo”;

•	Contratos de O&M disponibilizados no VDR (Aerogeradores, Torres Anemométricas, Sistema de Transmissão e CCTs);
•	MUST por contrato, Resolução Homologatória N° 2.586/2019 da ANEEL e planilha “Valores de CUST”;
•	Despacho N° 9/2020 da ANEEL;
•	Planilha de Histórico de Geração (SVP e Chuí) e planilha Estudo Perdas na Transmissão

Additionally, BR Partners made interactions with Eletrobras executives and administrators regarding the Transaction, and the financial assumptions and projections were provided and validated by Eletrobras, attesting therefore the reasonableness and applicability of such assumptions and projections for the preparation of the analysis. Eletrobras also declares that such materials were prepared in good faith.

BR Partners since now clarifies that the analysis and conclusions of the Presentation and this Opinion may be different from those that are actually contained in such documents, if there are material changes in any of the materials provided to BR Partners, listed above, including, but not limited to SPA and the Bid Offer. This Opinion could also be changed based on elements still unknown by BR Partners and Eletrobras, including the closing notifications of the Transaction with values unknown on this date.

4.           Assumptions and Exceptions

•	BR Partners did not undertake the responsibility for conducting, and, in fact, did not conduct, (i) any valuation of the Company' assets and liabilities (contingent or not); (ii) technical audit of the conditions of such assets or (iii) any other type of accounting, legal, tax, regulatory, financial or any other form of action on the Company.

•	All the Transaction's financial estimates and projections used in the economic-financial analysis attached to this Opinion (“Presentation”) which supports its conclusions were provided by Eletrobras to BR Partners until May 11st, 2020 (“Issue Date”), in good faith, in Eletrobras' best understanding that these estimates and projections are credible and reputable. Any estimates and projections of the Company, described or used in the Presentation, were made available, prepared, used and / or discussed between BR Partners and Eletrobras’ representatives, or obtained from public sources considered reputable and reliable, and / or based on estimates and projections presented there.

•	BR Partners does not undertake any liability or indemnity obligation due to the content, accuracy, veracity, integrity, consistency, sufficiency and precision of the information, studies, projections or forecasts provided by Eletrobras, used in the Presentation and / or in this Opinion.

•	If any of the assumptions used in the preparation of the Presentation and this Opinion or any information provided to BR Partners by Eletrobras proves to be, in any way, incorrect, incomplete or imprecise, the conclusions of the Presentation and this Opinion may be substantially modified.

•	This Opinion, including the analysis and conclusions related to it, was not prepared with the purpose of complying with any laws or corporate, capital market or securities-related regulations. This Opinion is not, and should not be read as if it were, (i) a review; or (ii) a technical report or an appraisal report, as defined in Brazilian legislation, including Law 6,404 / 1976 (“Lei das S.A.”). In addition, this Opinion and the Presentation should not be used to meet any legal or regulatory requirements applicable to Eletrobras and / or the Transaction, under the scope of any corporate events and / or capital market transactions related to it, including, but not limited to, articles 4, 8, 45, 227, 256 and 264 of the “Lei das S.A.”, the regulations of the Brazilian Securities and Exchange Commission - CVM and the Brazilian Association of Financial and Capital Markets Entities, Securities and Exchange Commission and / or the Financial Industry Regulatory Authority.

•	Eletrobras' deliberative bodies, administrators and shareholders are solely and exclusively responsible for any decisions made on the Transaction, based on their own analysis of the Transaction's risks, convenience and benefits. BR Partners does not undertake and is not liable for any losses and / or damages, direct or indirect, or loss of profits related to the Transaction potentially related to the Presentation and this Opinion, incurred by Eletrobras and / or by its shareholders.

•	This Opinion does not take into consideration (i) any aspect other than the financial value of the Transaction or (ii) any other implication of the Transaction or (iii) any contract, agreement or understanding related to it. This Opinion is restricted to the analysis of the price offered in the Bid Offer submitted by Ômega to Eletrobras, and BR Partners does not express any opinion regarding the potential impact of the acceptance or not of the Transaction on the value of Eletrobras' shares or other securities traded on the securities market at any time.

•	BR Partners was not retained by Eletrobras to advise regarding the negotiations in place and structure of the Transaction with the Buyer. In addition, this Opinion does not deal with the strategic and commercial merits of the Transaction, in comparison with other strategies or business operations that may be available to Eletrobras, the way the sale process was held by Eletrobras, nor does it deal with the form or structure of the Transaction, or any potential strategic and commercial decision by the parties involved in the Transaction, or the effects of its execution, and neither the Presentation nor this Opinion takes these facts into account.

•	In addition, data and market information related to the macroeconomic scenario necessary for the economic and financial analysis by BR Partners, projections of IPCA, SELIC and CPI (Consumer Price Index) in the USA, were obtained from publications of the Central Bank of Brazil, Bloomberg and Capital IQ, which may differ substantially from the results actually verified in the future, since the analysis and values of the economic-financial analysis of the Transaction are based on forecasts of future financial results.

•	BR Partners will receive a fixed consideration to be paid by Eletrobras upon delivery of this Opinion, under the terms of the Agreement, such consideration does not depend on the result of any favorable or unfavorable decision by Eletrobras' deliberative bodies about the Transaction to which the Opinion refers.

•	BR Partners has not expressed any opinion in relation to any consequences, including tax, regulatory, legal or other, that may result from the Transaction, nor does its opinion consider any legal, tax, regulatory or accounting aspects, about which BR Partners assumes that Eletrobras and its deliberative bodies obtained the due advice from qualified professionals.

•	BR Partners has no interest, direct or indirect, in the Transaction, so the conclusions of this Opinion derive exclusively from the experience of BR Partners and its technical capacity and there is no situation that can be understood as a conflict of interest on the part of the BR Partners that may or will harm its exemption and independence in issuing this Opinion.

•	BR Partners does not undertake any obligation to update, revise, reformulate, supplement or rectify the Presentation or this Opinion, in whole or in part, for any reason or purpose, after the Issue Date.

5.           The Forum in which the Opinion was Appreciated and Approved

The Presentation and this Opinion were prepared by a technical team of BR Partners with relevant expertise in economic and financial appraisals. Additionally, the Presentation and this Opinion, after being prepared by the BR Partners technical team, were subjected to critical analysis by an internal BR Partners committee (“Evaluation Committee”), composed of BR Partners directors with extensive and recognized experience in mergers and acquisitions and valuations of companies and assets. In this sense, to guarantee the exemption of the members of the Evaluation Committee in the critical analysis of the terms and conclusions of the Presentation and of this Opinion, none of its members was part of the technical team of BR Partners that prepared these documents.

All criticisms, comments and suggestions from the Evaluation Committee were addressed by the BR Partners technical team responsible for preparing the Presentation and this Opinion. It was only after a second review and approval by the Evaluation Committee on the materials in question that the Presentation and this Opinion were then forwarded to Eletrobras.

6.           Evaluation whether the Transaction is Fair and Equitable or not, from a Financial Point of View

Subject to the above and the other considerations contained in the Presentation, on the present date, the proposed consideration for the Transaction, from an exclusively financial point of view, is fair to Eletrobras, in view of current market standards.

This is the Opinion of BR Partners, prepared exclusively in Portuguese and governed by the laws of the Federative Republic of Brazil, on the Transaction. BR Partners is available to provide any additional clarifications that may be necessary to Eletrobras' decision-making bodies.

Regards,

BR Partners Assessoria Financeira Ltda.

ANNEX 07 - Fairness Opinion Letter SPEs Hermenegildos e Chuí;

São Paulo April 16th, 2020.

To

Centrais Elétricas Brasileiras S.A. - Eletrobras

Rua da Quitanda, n° 196, 5th floor

Rio de Janeiro / RJ

Attention: Board of Directors of Eletrobras.

Ref.: FAIRNESS OPINION related to the equity stake of Centrais Elétricas Brasileiras S.A. - Eletrobras in Eólica Hermegildo I S.A., Eólica Hermenegildo II S.A., Eólica Hermenegildo III S.A. and Eólica Chuí S.A.

Dear Sirs,

BR Partners Assessoria Financeira Ltda. (“BR Partners”) was retained by Centrais Elétricas Brasileiras SA - Eletrobras (“Eletrobras”) pursuant to the “Agreement No. ECE-DSS-4404/2020”, entered into between said parties on March 11, 2020 (“Agreement”), for the issuance of up to 06 (six) Fairness Opinions, with the specific purpose of subsidizing the decisions of Eletrobras' deliberative bodies on whether or not to carry out divestment operations involving Eletrobras' equity stakes held in Special Purpose Entities (“SPEs” ), under the Eletrobras Divestment Program.

1.	Extension and Purpose of the Evaluation

The transaction analyzed concerns to the sale by Eletrobras of the totality of its equity stake in Eólica Hermegildo I S.A., Eólica Hermenegildo II S.A., Eólica Hermenegildo III S.A. e Eólica Chuí S.A. (“SPEs” or “Companies”), equivalent to 99.99% of the total share capital of such entities, to Ômega Geração S.A. (“Buyer” or “Ômega”) (“Transaction”).

The specific purpose of this Opinion is to express the conclusions of BR Partners exclusively on the financial aspects of the potential Transaction, jointly formalized through the (1) Irrevocable Economic Proposal delivered by the Buyer to Eletrobras on November 29th, 2019 (“Bid Offer”); and (2) Draft of the Share Purchase and Sale Agreement and Other Covenants, presented by Eletrobras to BR Partners (“SPA”), under the terms of the Eletrobras Public Notice nº 01/2019, Competitive Sale Procedure nº 01/2019, dated as of September 6th, 2019 (“Public Notice”).

Under the terms of the Bid Offer and the SPA, subject to the fulfillment of the terms and conditions set forth in the said documents, the Buyer will pay Eletrobras the total amount of R$ 134,000,000.00 (One Hundred and Thirty-Four Million Reais) (“Transaction Value” or “Purchase Price”), subject to the adjustments provided for in the Bid Offer and the SPA.

BR Partners relied solely and exclusively on the Information (as defined below) for the preparation of this Opinion, as well as with interactions with the technical team of Eletrobras management investments area and did not maintain any contact with the Buyer, nor receive any material, analysis or information regarding the Transaction.

2.           Methodology Used

After receiving and analyzing the information, BR Partners verified several methodologies for economic and financial evaluation and concluded the Discounted Cash Flow as appropriate, which assumes operational and financial assumptions, based on the best estimates about the Companies, provided by Eletrobras to BR Partners. Such operating and financial assumptions used in the preparation of the Presentation (defined below) were provided and subsequently validated by Eletrobras, with the consequent implementation of all adjustments to the financial model used for the preparation of the Presentation and this Opinion. The financial estimates provided by Eletrobras consider its own view about the Companies. Accordingly, BR Partners does not undertake any responsibility for the assumptions, estimates and projections prepared and provided by Eletrobras about the Companies.

For the discounted cash flow analysis, BR Partners adopted a discount rate calculated based on the Capital Asset Pricing Model (CAPM), which uses comparable companies in the sector to estimate the business risk (Beta).

3.           Nature and source of the information on which it was based

To prepare this Opinion, we exclusively consider and analyze information available in the Transaction virtual data room provided by Eletrobras (“Information”). Among the main Information made available to BR Partners are:

•	Audited historical financial statements of the Companies (2016, 2017, 2018, 2019);
•	Business plan carried out by the Companies;
•	Teste de recuperabilidade IR_CSLL_KPMG.xlsx;

•	PPAs no ACL (Eletrosul), Análise receita contratos (Volume Contratado e Preço Médio)_H1_H2_H3_C9.xlsx e Infos Contratos ACL.xlsx;
•	Contratos de O&M disponibilizados no VDR (GE, Eletrosul, Messtechnick, Ardea Consultoria, EPAVI e Apólices de Seguros com a Mapfre);
•	Volumes contratados e TUST por contrato (2017);
•	Geração mensal e perdas.xlsx

Additionally, BR Partners made interactions with Eletrobras executives and administrators regarding the Transaction, and the financial assumptions and projections were provided and validated by Eletrobras, attesting therefore the reasonableness and applicability of such assumptions and projections for the preparation of the analysis. Eletrobras also declares that such materials were prepared in good faith.

BR Partners since now clarifies that the analysis and conclusions of the Presentation and this Opinion may be different from those that are actually contained in such documents, if there are material changes in any of the materials provided to BR Partners, listed above, including, but not limited to SPA and the Bid Offer. This Opinion could also be changed based on elements still unknown by BR Partners and Eletrobras, including the closing notifications of the Transaction with values unknown on this date.

4.           Assumptions and Exceptions

•	BR Partners did not undertake the responsibility for conducting, and, in fact, did not conduct, (i) any valuation of the Companies' assets and liabilities (contingent or not); (ii) technical audit of the conditions of such assets or (iii) any other type of accounting, legal, tax, regulatory, financial or any other form of action on the Companies.

•	All the Transaction's financial estimates and projections used in the economic-financial analysis attached to this Opinion (“Presentation”) which supports its conclusions were provided by Eletrobras to BR Partners until April 16th, 2020 (“Issue Date”), in good faith, in Eletrobras' best understanding that these estimates and projections are credible and reputable. Any estimates and projections of the Companies, described or used in the Presentation, were made available, prepared, used and / or discussed between BR Partners and Eletrobras’ representatives, or obtained from public sources considered reputable and reliable, and / or based on estimates and projections presented there.

•	BR Partners does not undertake any liability or indemnity obligation due to the content, accuracy, veracity, integrity, consistency, sufficiency and precision of the information, studies, projections or forecasts provided by Eletrobras, used in the Presentation and / or in this Opinion.

•	If any of the assumptions used in the preparation of the Presentation and this Opinion or any information provided to BR Partners by Eletrobras proves to be, in any way, incorrect, incomplete or imprecise, the conclusions of the Presentation and this Opinion may be substantially modified.

•	This Opinion, including the analysis and conclusions related to it, was not prepared with the purpose of complying with any laws or corporate, capital market or securities-related regulations. This Opinion is not, and should not be read as if it were, (i) a review; or (ii) a technical report or an appraisal report, as defined in Brazilian legislation, including Law 6,404 / 1976 (“Lei das S.A.”). In addition, this Opinion and the Presentation should not be used to meet any legal or regulatory requirements applicable to Eletrobras and / or the Transaction, under the scope of any corporate events and / or capital market transactions related to it, including, but not limited to, articles 4, 8, 45, 227, 256 and 264 of the “Lei das S.A.”, the regulations of the Brazilian Securities and Exchange Commission - CVM and the Brazilian Association of Financial and Capital Markets Entities, Securities and Exchange Commission and / or the Financial Industry Regulatory Authority.

•	Eletrobras' deliberative bodies, administrators and shareholders are solely and exclusively responsible for any decisions made on the Transaction, based on their own analysis of the Transaction's risks, convenience and benefits. BR Partners does not undertake and is not liable for any losses and / or damages, direct or indirect, or loss of profits related to the Transaction potentially related to the Presentation and this Opinion, incurred by Eletrobras and / or by its shareholders.

•	This Opinion does not take into consideration (i) any aspect other than the financial value of the Transaction or (ii) any other implication of the Transaction or (iii) any contract, agreement or understanding related to it. This Opinion is restricted to the analysis of the price offered in the Bid Offer submitted by Ômega to Eletrobras, and BR Partners does not express any opinion regarding the potential impact of the acceptance or not of the Transaction on the value of Eletrobras' shares or other securities traded on the securities market at any time.

•	BR Partners was not retained by Eletrobras to advise regarding the negotiations in place and structure of the Transaction with the Buyer. In addition, this Opinion does not deal with the strategic and commercial merits of the Transaction, in comparison with other strategies or business operations that may be available to Eletrobras, the way the sale process was held by Eletrobras, nor does it deal with the form or structure of the Transaction, or any potential strategic and commercial decision by the parties involved in the Transaction, or the effects of its execution, and neither the Presentation nor this Opinion takes these facts into account.

•	In addition, data and market information related to the macroeconomic scenario necessary for the economic and financial analysis by BR Partners, projections of IPCA, SELIC and CPI (Consumer Price Index) in the USA, were obtained from publications of the Central Bank of Brazil, Bloomberg and Capital IQ, which may differ substantially from the results actually verified in the future, since the analysis and values of the economic-financial analysis of the Transaction are based on forecasts of future financial results.

•	BR Partners will receive a fixed consideration to be paid by Eletrobras upon delivery of this Opinion, under the terms of the Agreement, such consideration does not depend on the result of any favorable or unfavorable decision by Eletrobras' deliberative bodies about the Transaction to which the Opinion refers.

•	BR Partners has not expressed any opinion in relation to any consequences, including tax, regulatory, legal or other, that may result from the Transaction, nor does its opinion consider any legal, tax, regulatory or accounting aspects, about which BR Partners assumes that Eletrobras and its deliberative bodies obtained the due advice from qualified professionals.

•	BR Partners has no interest, direct or indirect, in the Transaction, so the conclusions of this Opinion derive exclusively from the experience of BR Partners and its technical capacity and there is no situation that can be understood as a conflict of interest on the part of the BR Partners that may or will harm its exemption and independence in issuing this Opinion.

•	BR Partners does not undertake any obligation to update, revise, reformulate, supplement or rectify the Presentation or this Opinion, in whole or in part, for any reason or purpose, after the Issue Date.

5.           The Forum in which the Opinion was Appreciated and Approved

The Presentation and this Opinion were prepared by a technical team of BR Partners with relevant expertise in economic and financial appraisals. Additionally, the Presentation and this Opinion, after being prepared by the BR Partners technical team, were subjected to critical analysis by an internal BR Partners committee (“Evaluation Committee”), composed of BR Partners directors with extensive and recognized experience in mergers and acquisitions and valuations of companies and assets. In this sense, to guarantee the exemption of the members of the Evaluation Committee in the critical analysis of the terms and conclusions of the Presentation and of this Opinion, none of its members was part of the technical team of BR Partners that prepared these documents.

All criticisms, comments and suggestions from the Evaluation Committee were addressed by the BR Partners technical team responsible for preparing the Presentation and this Opinion. It was only after a second review and approval by the Evaluation Committee on the materials in question that the Presentation and this Opinion were then forwarded to Eletrobras.

6.           Evaluation whether the Transaction is Fair and Equitable or not, from a Financial Point of View

Subject to the above and the other considerations contained in the Presentation, on the present date, the proposed consideration for the Transaction, from an exclusively financial point of view, is fair to Eletrobras, in view of current market standards.

This is the Opinion of BR Partners, prepared exclusively in Portuguese and governed by the laws of the Federative Republic of Brazil, on the Transaction. BR Partners is available to provide any additional clarifications that may be necessary to Eletrobras' decision-making bodies.

Regards,

BR Partners Assessoria Financeira Ltda.

ANNEX 08 - Legal opinion

From:	Patrícia Maria Meireles Gralha and Cristiane Vieira de Paiva Villela
To:	André de Avellar Torres
Subject:	Call of 179th EGM of Eletrobras
Reference:	Memorandum DFR- 041/2020 EMP–2020/0299

Classification: Sectorial

The Head of DFR sends us, through the abovementioned memorandum, a matter requesting an analysis39 of this PRJE, from a legal point of view, of Eletrobras’ Management Proposal connected to the Extraordinary General Meeting (“EGM”), to be held on September 02, 2020, at 2p.m. to deliberate on the following agenda:

39 It should be emphasized that this examination shall be limited to the legal aspects of the subject, with no regard for technical, economic, financial aspects, and those that require the exercise of administrative discretion.

"1. To approve the sale of 78% (seventy-eight percent) of equity interest in the Special Purpose Company Santa Vitória do Palmar S/A for the amount of R$ 434,460,000.00 (four hundred and thirty-four million, four hundred and sixty thousand reais) to Ômega Geração S.A., under the terms of the Purchase And Sale Agreement Of Shares And Other Covenants- Lot 1 (Annex 09) draft; and

2.       To approve the sale of 99.99% (ninety-nine point ninety-nine percent) of equity interest in the Special Purpose Entities Hermenegildo I S/A, Hermenegildo II S/A, Hermenegildo III S/A and Chuí IX S / A for R$ 134,000,000.00 (one hundred and thirty-four million reais) to Ômega Geração SA, under the terms of the Purchase And Sale Agreement Of Shares And Other Covenants- Lot 2 (Annex 10) draft.”

Once the facts are reported, the legal questions connected to the query under examination are analyzed, and the convenience and timeliness of the contents of the Management Proposal are not matters of a legal nature.

1. General Considerations regarding the Shareholders’ Meeting

1.1. Call:

Initially, regarding the call, we would like to clarify that, in accordance with the provisions of Articles 12440 et seq of Law No. 6,404/1976 (“LSA”), the regular call of shareholders shall be made by means of publication of notices, and shall include, in addition to the venue, date and time of the Shareholders’ Meeting, and the agenda.

40 Article 124. The call shall be made by means of a notice published for a minimum of 3 (three) times, stating, in addition to the venue, date, and time of the meeting, the agenda and, in case of reform of the Articles of Incorporation.

Paragraph 1 The first call of the shareholders’ meeting shall be made:

I - in the closely-held corporations, at least eight (8) days before the publication of the first notice; if the meeting is not being held, a new notice will be published, in a second call, at least five (5) days in advance;

II - in the publicly-held company, the deadline for the first call shall be 15 (fifteen) days, and the second call for 8 (eight) days.

It should be noted that Article 124, Paragraph 6 of LSA, which requires listed companies to submit, on the date of publication of the notice convening the annual and special meeting, documents related to the agenda on the Stock Exchanges on which their shares are mostly negotiated. It is also noted that such obligation is additional to those required by Articles 13341 and 13542, Paragraph 3 of the same legal provision.

Paragraph 2 Except for reasons of Force Majeure, the shareholders’ meeting shall be held in the building where the company has its headquarters; whenever it will be held in another location, the notices shall clearly state the venue of the meeting, which in no case may be held outside the location of the headquarters.

Paragraph 3 In closed held corporations, a shareholder representing five percent (5%) or more of the capital stock shall be called by telegram or registered letter, issued with the advance provided for in Paragraph 1, provided that he/she has requested it in writing, to the company, indicating the full address and validity of the request, not exceeding two (2) fiscal years, and renewable; this notice does not exempt the publication of the notice provided for in Paragraph 1, and failure to comply will entitled the shareholder the right to compensation from the company’s management for damages.

Paragraph 4 Regardless of the formalities foreseen in this article, the shareholders’ meeting to be attended by all the shareholders shall be considered regular.

Paragraph 5 The Brazilian Securities and Exchange Commission may, at its sole discretion, by reasoned decision of its Collective Body, at the request of any shareholder, and after hearing the company:

I - increase, to up to thirty (30) days, as of the date on which the documents related to the matters to be resolved are made available to the shareholders, the timely notice of publication of the first call notice of the shareholders’ meeting of the publicly-held company, when it concerns operations that, due to their intricateness, require a longer period for them to be known and analyzed by the shareholders;

II - discontinue, for up to 15 (fifteen) days, the course of the deadline prior to the call of an special shareholders’ meeting of publicly-held company, in order to take cognizance and review the proposals to be submitted to the meeting and, if applicable, inform to the company, until the termination of the discontinuance, the reasons why it considers that the proposed deliberation to the meeting breaches legal or regulatory provisions.

Paragraph 6 Publicly-held companies with shares listed for trading on a stock exchange shall, at the date of publication of the notice convening the meeting, send to the stock exchange on which their shares are mostly traded, the documents made available to shareholders for deliberation in shareholders’ meeting.

41 Article 133. The managers should communicate, no later than one (1) month before the date scheduled for the shareholders' meeting, by notices published in the manner set forth in Article 124, which are available to shareholders:

I - the management’s report on the corporate business and the main administrative facts of the accounting year then ended;

II - copy of the financial statements;

III - the opinion of independent auditors, if any.

It should be noted that Law 12,431/11 amended for the first time Article 121 of LSA, establishing an important innovation with regard to the opening, holding and registration of the shareholders’ meeting: the online attendance of the publicly-held company’s shareholder. The primary objective of this innovation was to suppress absenteeism of the company’s minority shareholders, which sometimes deem the costs connected to procuring information and traveling to the venue an obstacle to the intended corporate activism, and the underlying improvement of the capital market. As stated by Modesto Carvalhosa, “online attendance does not hinder in any way the full exercise of the right to participate, debate, protest and vote reasonably.”

Shareholders who participate online in a shareholders’ meeting are entitled to participate in all discussions regarding the matters, being able to present their motions, protests and dissenting votes,

IV - the opinion of the fiscal board, including dissenting votes, if any; and

 V - other documents relevant to the subjects included in the agenda.

Paragraph 1 The notices shall state the place or places where the shareholders may arrange copies of these documents.

Paragraph 2 The company shall submit a copy of these documents to the shareholders who request it in writing, under the conditions set forth in Paragraph 3 of Article 124.

Paragraph 3 The documents referred to in this article, except for those included in subsections IV and V, shall be published at least five (5) days before the date set for holding the shareholders’ meeting.

Paragraph 4 The shareholders’ meeting that gathers all shareholders may consider as remedied the absence of publication of notices or failure to comply with the deadlines referred to in this article; but publishing the documents before the meeting is held is mandatory.

Paragraph 5 The publication of the notices is exempted when the documents referred to in this article are published until 1 (one) month before the date scheduled for holding the ordinary shareholders’ meeting.

42 Article 135. The special shareholders’ meeting that aims at the reform of the Articles of Incorporation shall be opened in the first call with the attendance of shareholders representing at least 2/3 (two thirds) of the voting capital, but may be opened, in a second instance, with any number.

(...)

Paragraph 3 The documents relevant for the matter to be discussed at the special shareholders’ meeting shall be made available to the shareholders at the company's headquarters on the occasion of the publication of the first notice convening the shareholders' meeting.

which shall be included as attachments to the respective minutes. In this regard, Articles 10043, Paragraph 2, and 12744, sole paragraph, all of LSA.

It is worth noting, also, that pursuant to Article 121, paragraph 1 of LSA45, after the amendment to MP No. 931/2020, the shareholder of publicly-held company is allowed to participate and vote in a general shareholders’ meeting remotely.

At this point, CVM Instruction No. 481, as amended by CVM Instruction No. 622/2020, Article 446, subsection III, determines that the call notice must include, if remote participation via electronic system is permitted, information detailing the rules and procedures according to which shareholders may participate and vote remotely at the general shareholders’ meeting, including necessary and sufficient information for shareholders to access and use the system, and if the meeting will be partially or exclusively held via digital means.

43 "Article 100. In addition to the mandatory books for any merchandising business, the company must have the following ones, which shall meet the same legal formalities:

(...)

Paragraph 2  In publicly-held companies, the books referred to in subsections I to V of the head provision of this article may be replaced, subject to the rules issued by the Brazilian Securities and Exchange Commission, with mechanical or electronic records.”

44 "Article 127. Before opening the meeting, shareholders shall sign the “Attendance Book,” stating their name, nationality and residence, as well as the number, type and class of shares they hold.

Sole Paragraph. For all purposes of this Law, a shareholder who registers his/her presence remotely is considered to be present at the shareholders’ meeting, as provided for in the regulations of the Brazilian Securities and Exchange Commission.”

45 "Article 121. The shareholders’ meeting, called and opened in accordance with the law and the Articles of Incorporation, has the power to decide on all business concerning the corporate purpose, and to take the resolutions it deems convenient for its defense and development.

Paragraph 1 In publicly-held companies, the shareholder may remotely participate and vote at a shareholders’ meeting, in accordance with the regulations of the Brazilian Securities and Exchange Commission.

Paragraph 1 In closely-held companies, the shareholder may remotely participate and vote at a shareholders’ meeting, in accordance with the regulations of the Special Secretariat of Debureaucratization, Management and Digital Government’s National Department for Corporate Registration and Integration under the Ministry of Economy.”

46 “Article 4 The call notice for general shareholders’ meetings must include:

(...)

III – if remote participation via electronic system is permitted, under the terms of Article 21-C, paragraph 2, subsection II, information detailing the rules and procedures according to which shareholders may participate and vote remotely at the general shareholders’ meeting, including necessary and sufficient information for shareholders to access and use the system, and if the meeting will be partially or exclusively held via digital means.”

Paragraph 3 of Article 547 of the abovementioned Instruction allows the company to demand that the shareholder who intends to participate via electronic system deposit the documents listed in paragraph 1 within 2 (two) days before the date in which the meeting is to be held.

In spite of the above, the respected doctrine has always admitted the possibility holding shareholders’ meeting entirely or partially via digital means.

According to jurist Nelson Eizirik:

“General Shareholders’ Meetings may, at first, be held in different manners: (i) at the venue informed in the call notice and with attendance in person of shareholders; (ii) virtually, without the physical presence of participants, (iii) at the venue informed in the call notice, with attendance in person of some participants and the possibility of remote participation by other shareholders, via screens, telephone or videoconference, cable TV or internet, for instance (emphasis added)”48

47 "Article 5 The call notice must list the documents required for shareholders to be admitted to the general shareholders’ meeting.

(...)

Paragraph 3 The company may require that the shareholder who intents to participate via electronic system, pursuant to Article 21-C, II, deposit the documents listed in paragraph 1 within two (2) days before the date in which the meeting is to be held.”

48 EIZIRIK, Nelson. A Lei das S/A Comentada – artigos 80 ao 130, Vol. II SP: Quartier Latin, 2015, p. 313.

In light of the above legislation, the Management Proposal states that:

"Considering the situation being reported about the COVID-19 (coronavirus) pandemic in Brazil, mainly due to the currently existing restrictions on the circulation and gathering of people, the Shareholders’ Meeting will be exclusively held via digital means, reason why the Shareholder may only participate:

(a) via remote voting bulletin. Detailed instructions on the documentation required for remote voting are contained in the bulletin that can be accessed on the abovementioned websites; and

(b) via Digital Platform, in person or by a proxy duly constituted under the terms of article 21-C, Paragraphs 2 and 3 of IN CVM 481, in which case the Shareholder may: (i) simply attend the Meeting, whether or not he has sent the Bulletin; or (ii) participate and vote at the Meeting. It must be emphasized that for the Shareholder who has already sent the Bulletin and wishes to vote at the Meeting, all voting instructions received through the Bulletin will be disregarded.

In view of the foregoing, there is no legal impediment to holding the concerned general shareholders’ meeting in an exclusively virtual format.

With regard to the opening of AGE, Article 12549 of LSA establishes that the meeting is opened in the first call with the attendance of shareholders representing at least 1/4 of the capital with voting rights and, on second call, any number thereof.

In this regard, it should be noted that opening quorum is different from the deliberation quorum (Articles 12950 and 13651 of LSA). The first is the minimum number of shareholders that the law establishes for the accomplishment of the bidding process, and the second stands as the minimum number of votes required to approve certain matters and is therefore a requirement for the validity of the deliberations.

49 Article 125. Subject to the exceptions provided for by law, the shareholders' meeting shall be convened, at first call, with the presence of shareholders representing at least 1/4 (one fourth) of the voting capital stock; and, on second call, it shall be opened with any number.

Sole Paragraph. Non-voting shareholders may attend the shareholders’ meeting, and discuss the matter referred for deliberation.

50 Article 129. The resolutions of the shareholders’ meeting, except for the exceptions provided by law, shall be taken by absolute majority of votes, not counting blank votes.

51 Article 136. The approval of shareholders representing at least one-half of the voting shares is required if a higher quorum is not required by the company’s Articles of Incorporation, and whose shares are not admitted to trading on stock exchange or over-the-counter market, for a deliberation on:

I - the creation of preferred shares or class increase of existing preferred shares, without proportion to the other classes of preferred shares, unless already established or authorized by the Articles of Incorporation;

II - change in the preferences, advantages and conditions of redemption or amortization of one or more classes of preferred shares, or creation of a new class of higher preference;

III - reduction of the mandatory dividend;

IV - consolidation of the company, or its merger into another one;

V - participation in a group of companies (Article 265);

VI - chance of the corporate purpose;

VII - end of the company’s liquidation status;

 VIII - establishment of the participation certificates;

IX - company’s spin-off;

X - company’s dissolution.

Paragraph 1 In the cases of subsections I and II, the effectiveness of the deliberation depends on prior approval or ratification, over a non-extendable term of one year, by holders of more than half of each class of preferred shares impaired, gathered at a special meeting convened by the managers, and instituted according to the formalities of said Law.

Paragraph 2 The Brazilian Securities and Exchange Commission may authorize the reduction of the quorum provided for in this article in the case of publicly-held company with dispersed shares in the market, whose 3 (three) last shareholders’ meetings have been held with the presence of shareholders representing less than half of the voting shares. In this case, the authorization of the Brazilian Securities and Exchange Commission shall be mentioned in the call notice and the deliberation with a reduced quorum may only be adopted on a third call.

Paragraph 3 The provisions of paragraph 2 of this article shall also apply to the special shareholders’ meetings referred to in paragraph 1.

Paragraph 4 It shall be included in the minutes of the general meeting that deliberate on the matters under subsections I and II, if there is no previous approval, that the resolution shall only be effective after its ratification by the special shareholders’ meeting set forth in Paragraph 1.

With regard to the deliberation quorum, it should be noted that, as a general rule, the LSA, in Article 129, established the majority principle while setting forth in the head provision that the deliberations shall be taken by absolute majority of votes of the attending shareholders, not counting blank votes, that is, those that do not contain any statement. Thus, the deliberations taken at a shareholders’ meeting regularly called and opened, are binding on all shareholders, even absent or dissenting.

As regards to provision of documentation, the Brazilian Securities and Exchange Commission (CVM) issued CVM Instruction No. 481/2009, which established requirements related to the disclosure of information that must be provided by management to shareholders prior to the holding of shareholders’ meetings of publicly-held companies, mainly Articles 2 and 6 of said instruction52.

The abovementioned Instruction does not require minimum information that should be disclosed by the Company relating to the call of an AGE that has as its subject matter the resolution on the sale of equity interests in companies, nor the sale of the control of such assets.

In this sense, the Management must disclose the documents required to convey to shareholders a set of information to facilitate appropriate voting and to evidence compliance with the decision-making process that led to the sale of such assets.

The Management Proposal, when dealing with the subject, informs that to sell its equity interests in the Special Purpose Company Santa Vitória do Palmar SA and in the Special Purpose Companies Hermenegildo I SA, Hermenegido II SA, Hermenegildo III SA and Chuí IX SA (“SPEs”), the Company prepared economic and legal feasibility studies which supported the operation and confirm the understanding by their Managers that accomplishing such sale shall improve the Company’s financial status and that of their subsidiaries, which are briefly described as follows.

52 Article 2 The information and documents supplied to shareholders under the terms of this Instruction:

I – must be true, full and consistent;

II – must be written in a clear, objective and concise language; and

III – should not mislead the shareholder.

(...)

Article 6 The company should make available to the shareholders, through an electronic system on the CVM web page:

I - information and documents provided for in the other articles of this Chapter III, and in Chapter III-A; and

II - any other information and documents relevant to the exercise of the right to vote in the meeting.

Sole Paragraph. The documents and information should be provided up to the date of publication of the first call notice of the meeting, except if Law No. 6404 of 1976, this Instruction or other rule of CVM establish a longer term.

1.2. Voting Right

Initially, it should be noted that all shareholders holding common shares shall have the right to vote in the concerned AGE, pursuant to the provisions of Article 11053 of LSA also apply.

However, Eletrobras’ preferred shares do not grant their holders the right to vote at shareholders’ meetings, according to Article 854, subsection II of the Company's Articles of Incorporation55.

53 Article 110. Each ordinary share corresponds to one (1) vote in the deliberations of the shareholders’ meeting.

54 Article 8. Eletrobras’ shares shall be:

(...)

II - preferred, registered shares without right to vote in Shareholders’ Meetings.

55 “Article 4 - Each ordinary share shall correspond to one vote in the deliberations of the shareholders’ meeting.

Sole Paragraph. Preferred shares shall not have voting rights, shall be entitled to:

(...)

IV the right to elect and dismiss a member of the Board of Directors in a separate vote, under the conditions established in Law 6404/76 and its amendments.”

1.3. Remote Voting

CVM, by amending CVM Instruction 481/2009, regulated the remote voting provided for in the sole paragraphs of Articles 121 and 127 of LSA, introducing into the Brazilian capital market a tool for distance voting referred to as ballot paper.

In this vein, the ballot paper for remote voting became mandatory56for publicly traded companies with shares listed on the stock exchange.

Therefore, said companies are required to make available to their shareholders the remote voting ballot paper up to one month prior to the date scheduled for the ordinary shareholders’ meeting and the shareholders’ meetings convened to deliberate on the election of members of the Board of Directors and Fiscal Board, abiding by the provisions of CVM Instruction 561/2015, without prejudice to distance voting being used for shareholders’ meetings convened to deliberate on other matters, at the discretion of the company.

Therefore, in light of CVM Instruction 481/2009, Eletrobras should make available to its shareholders the Remote Voting Bulletin, pursuant to the provisions under Article 21-F of said Instruction.

It should be noted that the OFFICIAL LETTER/CVM/SEP/ No. 2/2020, issued by the CVM’s Superintendence of Corporate Relations (SEP), in its item 7.1.6, establishes that “The adoption of remote voting in a given shareholders’ meeting should always cover all matters included in the agenda, regardless of their presence or not in the list provided for under Article 21-A of CVM Instruction 481/09, as provided for under Article 21-F, paragraph 1, subsection I of said Instruction.”

56 Article 21-A. The shareholder may exercise the vote in shareholders’ meetings by completing and delivering the ballot paper.

Paragraph 1 Up to 1 (one) month before the date set for the meeting, the company should make the remote ballot paper available:

I – in the event of the shareholders’ meeting;

II – whenever the shareholders’ meeting is called to deliberate on the election of members:

a) of the fiscal board; or

b) of the board of directors, when the election becomes necessary due to vacancy of the majority of the positions of the board, by vacancy in a board that has been elected by multiple vote or to fill the vacancies dedicated to the separate election provided for under Articles 141, Paragraph 4 and 239 of Law No. 6404, of 1976; and

III - whenever a special shareholders’ meeting is called to occur on the same date scheduled for the shareholders’ meeting.

Paragraph 2 Without prejudice to the provisions of subsection II of Paragraph 1, the company may allow the remote ballot paper at any special shareholders’ meeting, abiding by the terms and conditions established in this Chapter III-A, except for Section IV.

2. Business Object of the Extraordinary General Meeting

In accordance with Article 131 of LSA57, the Shareholders’ Meeting is ordinary when it has as its object the matters listed in the exhaustive list in Article 132 of the same legal provision, and special in the other cases58.

As a matter of fact, what the scope of responsibility of EGM includes derives from the particular business of OGM, being typical in the events established under Articles 135 and 136 of LSA, and atypical whenever so demands the company’s Articles of Incorporation, or, even more widely, when called to “resolve all business connected to the corporate purpose, and to make the deliberations deemed suitable for its protection and development,” according to Article 121 of the aforementioned legal provision.

Once the general questions are resolved, we will examine the legal aspects of the Call for Bids and Management Proposal regarding the concerned EGM.

With regard to the agenda, the Management Proposal renders it clear that:

“On September 27, 2018, Eletrobras held a public auction (Auction No. 01/2018) conducted by B3 S/A — Brasil, Bolsa, Balcão (“B3”) for the sale of 71 equity interests in Special Purpose Entities (SPEs) made available for sale in 18 lots. Of the 71 SPEs held for sale, 26 were sold, in 11 different lots.

Considering that said tender was not successful in selling Eletrobras’ interests in some companies, especially in SPEs Santa Vitória do Palmar Holding, Hermenegildo I, Hermenegildo II, Hermenegildo III and Chuí IX, the then 2019-2023 Business and Management Master Plan (PDNG), continuing the divestment process, set the goal of completing the divestment program with the sale of another 39 SPEs grouped into six lots, with Lot 1 referring to Eletrobras’ interest in SPE Santa Vitória do Palmar, and Lot 2 referring to Eletrobras’ interest in SPEs Hermenegildo I, Hermenegildo II, Hermenegildo III and Chuí IX.

57 Article 131. The shareholders’ meeting is ordinary when it deals with the matters provided for in article 132, and special in the other cases.

58 Article 132. Annually, in the first four (4) months following the end of the accounting year, there shall be one (1) shareholders’ meeting to: I - take the accounts of the managers, examine, discuss, and vote on the financial statements; II - resolve on the allocation of net income for the year and the distribution of dividends; III - elect the managers and members of the fiscal board, when applicable; IV - approve the inflation adjustment of capital (Article 167) .

This time, on March 28, 2019, Eletrobras’ Board of Directors (“CA”) resolved that Eletrobras’ interest in the remaining SPEs should be sold under the aegis of Decree No. 9188/2017.

Said Decree establishes the rules of governance, transparency and good market practices for the adoption of a special divestment regime, based on the provisions contained in article No. 29 of Law 13303/16.

(...)

Adherence to Decree 9,188/17 brought the following operational benefits to Eletrobras in the sale of shareholdings in SPEs:

•                Greater flexibility in the sale of assets, in compliance with the provisions applicable to Semi-Public Companies;

•                Possibility of negotiation aimed at improving the bids;

•                Expectation of significant cost reduction, given the greater simplicity of the Fairness Opinion service;

•                Eletrobras is not bound by the sale until the decision of their collegiate organizations.

Pursuant to Eletrobras’ Bylaws, Eletrobras Shareholders’ Meeting needs to approve the sales of Lots 1 of Eletrobras’ interest in SPE Santa Vitória do Palmar and Lot 2 of Eletrobras’ interest in SPEs Hermenegildo I, Hermenegildo II, Hermenegildo III and Chuí IX, as they involve subsidiaries.

The sale of said SPEs had already been the object of deliberation at the 172nd Eletrobras Special Shareholders’ Meeting, at the attempt to sell them by Auction No. 01/2018; however, due to changes in the sale procedure, as well as in the selling prices, new approval is required.” "

The history of operations and their technical, economic and financial aspects are described in the Management Proposal and the annexes thereto, which include the details, advantages and risks of the operations contained in the agenda. Such documents must be taken into consideration by the administrators when deliberating.

It should be noted that, because they are out of the scope of this Legal Department, this report shall not cover assessments about the economic and financial conditions, as well as the convenience and opportunity for approval of the agendas in question, which claim adjudication on the merits by Eletrobras’ managers and deem the decision of the Shareholders’ Meeting as the sovereign deliberation. This report shall not review the premises made in the documents above either.

Therefore, and upon these initial considerations, the agenda is then examined.

Regarding the issue concerned in the agenda – sale of controlling interest –, it should be said that Eletrobras’ program of divestment in SPE’s has legal basis on Article 15, head provision, and paragraph one under Law No. 3890-A/196159, which authorize the company to hold interest in companies, with or without controlling power.

In this sense, given that the propositions of the agenda are aimed at approving the sale of the equity interest of Eletrobras in SPE’s, the competence of AGE to be called to approve the business in the agenda is clear, under the terms of Article 17, subsection I, of the Company’s Articles of Incorporation60, according to which the Shareholders’ Meeting is competent to deliberate on the full or partial sale of the shares of the Eletrobras’ capital or its subsidiaries, which is in keeping with the provisions under Article 1, subsection I, of Decree No. 1091/199461, which establishes that a Shareholders’ Meeting should be especially called to deliberate on the issue in question.

59 Article 15. ELETROBRAS shall operate directly or through subsidiaries or companies to which it associates, to fulfill its corporate purpose.

Paragraph 1 Eletrobras, directly or by means of its subsidiaries or controlled companies, may partner, with or without the disbursement of funds, to establish business consortia or interest on companies, with or without losing the control, in Brazil or abroad, earmarked for directly or indirectly exploring the exploitation of the production or transmission of electrical power under the regime of concession or distribution.

60 Article 17. In addition to the cases provided for by law, the Shareholders Meeting shall meet whenever the Board of Directors sees fit, and, particularly, to vote on the following matters:

I – total or partial sale of shares from the share capital of Eletrobras or its subsidiaries;

61 Article 1 Government-owned companies, government-controlled companies and their subsidiaries, directly or indirectly controlled by the Federal Government, may only perform the corporate acts referred to in this decree upon the decision of a shareholders’ meeting especially convened to resolve on the following businesses:

I - sell, in whole or in part, shares of its capital or that of its subsidiaries; proceed to the opening of its capital; increase its capital by subscription of new shares; waive the rights to subscribe for shares or debentures convertible into shares of subsidiaries; issue debentures convertible into shares or sell them, if held in treasury; sell debentures convertible into shares held by it issued by controlled companies; or, issue any other securities, in Brazil or abroad;

In addition, there is rule of article 3762 of Decree 9188/2017, which governs the legal regime for divestment of state-owned companies, which demands approval of the sale, by the competent statutory body “under the terms and conditions proposed by the better qualified interested party”, which is why a resolution on the share purchase and sale agreement (“CCVA”) is on the agenda.

About the prior regulatory consents required for the sale, it should also be noted that there is need for approval of the transfer of the controlling interest of SPE’s by the Administrative Council for Economic Defense – CADE, pursuant to Article 88 of Law 12529/2011, therefore meeting the applicable legal provisions and standards.

It should be noted that these regulatory constraints do not preclude the deliberation of the Shareholders’ Meeting, which shall only resolve on the approval of the sale of the shares and their minimum selling price.

2.1 - Relevant legal aspects of the Share Purchase and Sale Agreement (“CCVA”) draft

The legal feasibility of the initial draft of the CCVA, published as Annex 17 of the ELETROBRAS Tender Notice No. 01/2019 (“PUBLIC NOTICE”) was analyzed and confirmed by ELETROBRAS’ external legal consultant - the Souza, Cescon, Barrieu & Flesch Law Firm - hired to provide support in matters related to the divestment plan. Such report is attached to this analysis.

However, because of the occurrence, before the execution of the SPEs’ CCVA, of the COVID-19 pandemic that has been impacting business operations in terms of obtaining funds and collaterals from banks, the Omega Geração S/A (“BUYER”) requested ELETROBRAS to make adjustments to the CCVA to instrumentalize the sale of the SPEs, in order to adapt its terms to the current moment, thus maintaining the feasibility of the operations.

In order to carry out a legal analysis of the changes requested by the BUYER, we were based on the constitutional Principles applicable to Public Administration, especially those regarding Impersonality and Equality, to guide the content and limits for the business changes in the CCVA, as well as the possibility of adjustments due to the impacts caused by the COVID-19 claimed by the BUYER, provided that BUYER is able to demonstrate the causality between the request and the impacts of the pandemic.

Furthermore, the Selling Commission also considered that both the application of the provisions of Decree 9,188/17 that govern the Tender and the PUBLIC NOTICE prepared under its aegis regarding the treatment given by ELETROBRAS’ control bodies to negotiations in a COVID-19 pandemic situation are recent scenarios and still do not offer parameters for the business limits to be observed, which is why we reinforce that all legal analyses that have been carried out on this subject-matter have an opinion character.

62 “Article 37. The competent statutory body of the government-controlled company is responsible for voting on the sale under the terms and conditions proposed by the better qualified interested party.”

However, it is certain that Article 2 of Decree 9,188/17 provides principle that helped collating BUYER’s claims, such as the aforementioned Principle of impersonality, and transparency and legal certainty, without prejudice to the equity behavior expected from ELETROBRAS towards the participants of the tender, and the principles of efficiency and better economic return.

Thus, since the wording of each of the amended clauses has already been the object of legal guidance requested by the Selling Committee to negotiate with the BUYER, we can state that the relevant adjustments requested by the BUYER and which were incorporated into the CCVA, may be classified as:

(a)	Assumption by ELETROBRAS, in Clause 5.2. (iii) the CCVA, the commitment to support the BUYER in obtaining the consent of the counterparties in Restrictive Contracts[63], which is one of the conditions precedent for the CCVA to take effect;

(b)	The inclusion of a target date for Closing[64], that is, December 11, 2020, according to the current wording of Clause 6.4 of the CCVA;

(c)	Adjustment to the wording of Clause 7.2, as in the BUYER’s understanding the possible delay in obtaining the necessary consents with counterparties and CADE in a pandemic environment may require more time than usual. In this sense, the BUYER proposed a wording that, in its opinion, ensures even greater clarity in relation to ELETROBRAS’ management of the SPEs during the so-called “Transition Period”, which is the period that will elapse between the execution of the CCVA and its Effective Closing. It is important to note that the wording proposed by the BUYER for clause 7.2 of the CCVA has the same elements as the definition of “Normal Course of Business” in the CCVA glossary[65].

63 The CCVA states in its glossary that Restrictive Contracts are: (...) the contracts signed by the Companies that have clauses providing for the acceleration, mandatory termination, penalties or other adverse events for any of the Companies and/or for the Seller due to the implementation of the Operation, including the transfer of Shares to the Buyer (...)”

64The CCVA states in its glossary that “Closing” means “the fulfillment of the Operation, with the purchase and sale of all and no less than all of the Shares, under the terms and conditions of this Contract”.

65 The CCVA defines as Normal Course of Business: “(...) the set of activities that, due to its nature, purpose or form of execution, is required to the fulfillment of the Companies' business purpose, taking into account the continuity of each of the Companies' activities in their usual levels and standards and without there being any interruption, provided that: (i) such activities are carried out in the normal and ordinary course, diligently, without any relevant change or interruption pertaining to the nature, means and purposes of their activities; and (ii) are consistent, by their nature, purpose and form of execution, with the market practices applicable to the entire industry the Companies operate in.

(d)	Also as a result of the Transition Period, BUYER was requested to insert Clause 7.4 in the CCVA, which addresses ELETROBRAS’ obligation to make SPEs make available to BUYER relevant information on “(...) acts, facts, events and/or occurrences that may have a negative impact on their ordinary course of business (...) ”.

In this same line, Clause 7.5. was also included. Said clause provides for the possibility of “the Seller allowing the Buyer and its representatives, provided that this is requested at least two (2) Business Days in advance, to access the offices and other facilities and properties of the Companies in order to check records exclusively related to the event. (...)” (g.n.)

(e)	Granting of a longer term, of 365 days from Closing[66], for the BUYER to replace the guarantees provided for in Clause 7.7 of the CCVA, subject to the conditions set out in the current wording of Clause 7.7.1 and 6.1 (viii);

(f)	Amendment of Clause 12.1 (i), which addresses with the possibility of termination of the CCVA by ELETROBRAS before Closing in case of breach of contractual obligation by BUYER. Provision of a 90-day remediation period[67], that is, an additional period so the BUYER can revert its default status before the CCVA is terminated by ELETROBRAS;

(g)	Finally, the amendment to Clause 12.1 (ii) that addresses the hypothesis of termination of the CCVA if “(...) the Conditions Precedent are not all met within 365 (three hundred and sixty-five) calendar days from the Signature Date, provided that every act under Buyer’s responsibility with the purpose of executing the Conditions Precedent have been demonstrably carried out within 60 (sixty) calendar days from the signature of this Contract;”

In addition, we inform that in line with Clause 18 of the CALL, the BUYER opted for the EARN OUT clause, which became part of the CCVA as Clause 3.468.

66 The assessment of the term requested by the BUYER was carried out by the Selling Commission.

67 The assessment of the term requested by the BUYER was carried out by the Selling Commission.

68 “3.4 Earn Out. The Parties agree that, on May 1st, 2023, the Buyer shall pay to the Seller an additional price of R$ 185.00/MWh (one hundred and eighty-five reais per Megawatt-Hour), based on December 31, 2018, multiplied by the positive difference between the average of power generated, in MWh, during the three-year term of 2020-2022, and the average of power generated in the three-year term of 2016-2018, according to the value indicated in the best economic proposal (as established in the Call Notice), submitted in the scope of the Competitive Procedure no. 01/2019.”

3. Final Considerations

As for the internal approval of the issue, it should be approved by the Executive Board, in accordance with Article 4769, subsection I of ELETROBRAS’ Articles of Incorporation, followed by the referral to the Company’s Board of Directors, based on Article 3670, subsection IX of ELETROBRAS’ Articles of Incorporation, for subsequent call of the Shareholders’ Meeting of ELETROBRAS, in accordance with Article 17, subsection I71, of the Articles of Incorporation of Eletrobras, also considering Article 14272, subsection IV of LSA.

Concerning the scope of responsibility of the Fiscal Board to assess the matter in question, the hearing of this corporate agency is deemed unnecessary for the sale of the SPE’s, since there is no such matter in the list of the Audit Committee’s assignments, as established in Article 16373 of LSA, as

69 Article 47. In the exercise of its duties, Executive Board shall especially:

(...)

I - prepare and submit to the Board of Directors Eletrobras’ administrative organization fundamental guidelines, as well as approve the referral of other matters within the competence of said Board;

70 Article 36. In the exercise of its duties, the Board of Directors is also responsible, without prejudice to the powers set forth in the applicable laws, for:

(...)

IX - convene the Shareholders' Meeting, in the cases provided for in Law No. 6404 of 1976, or whenever deemed appropriate;

71 Article 17. In addition to cases provided for by law, the Shareholders’ Meeting shall meet whenever the Board of Directors deems it convenient and, in particular, to deliberate on the following matters:

I - sale, in whole or in part, of shares of the capital stock of Eletrobras or its subsidiaries;

72 Article 142. The Board of Directors shall:

(...)

IV - call the shareholders’ meeting when it deems it feasible, or in the case of Article 132;

73 Article 163. The Audit Committee shall be responsible to:

I - supervise, for any of its members, the efforts of the managers and verify compliance with their legal and statutory duties;                     (Wording of Law No. 10303, of 2001)

II - give his opinion on the annual report of the administration, stating in its opinion the additional information deemed necessary or useful for the deliberation of the General Meeting;

well as in Article 5374 of the Articles of Incorporation of Eletrobras. However, this corporate agency may request information from the managers on the operations in question, limited to the appraisal of

III - express an opinion about the proposals of the management bodies to be submitted to the Shareholders’ Meeting regarding the change of capital, issuance of debentures or subscription bonuses, investment plans or capital budgets, distribution of dividends, transformation, merger or spin-off;                   (See Law No. 12838, of 2013)

IV - denounce, for any of its members, to the management bodies and, if the latter fail to take the measures necessary for safeguarding the Company’s interests, to the Shareholders’ Meeting, with respect to any errors, frauds or crimes it may find, and suggest useful measures to the Company;                        (Wording of Law No. 10303, of 2001)

V - convene the Annual General Meeting, if the management bodies delay the call for more than one (1) month, and the Special Shareholders’ Meeting, whenever there are serious or urgent reasons, including on the agenda of the Shareholders’ Meetings such matters as they deem necessary;

VI - review, at least quarterly, the balance sheet and other financial statements, periodically elaborated by the company;

VII - review the financial statements of the fiscal year and comment on them;

VIII - perform such assignments over the liquidation, in accordance with special governing provisions;

74 Article 53. In the exercise of its duties, the Audit Committee is responsible, without prejudice to the powers set forth in the current laws, for:

I - supervise, by any of its members, the acts of the administrators and verify compliance with their legal and statutory duties; II - give opinion on the annual report of the administration, stating in its opinion the additional information deemed necessary or useful for the deliberation of the General Meeting; III - give opinion on the proposals of the management bodies to be submitted to the Shareholders’ Meeting regarding change in the share capital, issuance of debentures or subscription bonuses, investment plans or capital budgets, distribution of dividends, transformation, merger or spin-off;

IV - denounce, by any of its members, to the management bodies and, if they do not take the necessary measures for the protection of the interests of Eletrobras, to the General Meeting, any errors, fraud or crimes they discover, and suggest useful measures;

V - convene the Annual General Meeting, if the management bodies delay the call for more than one month, and the Extraordinary Meeting, whenever there are serious or urgent reasons, including on the agenda of the Meetings such matters as they deem necessary;

VI - review, at least quarterly, the balance sheet and other financial statements, periodically elaborated by Eletrobras;

VII - review the financial statements of the fiscal year and comment on them;

VIII - perform the assignments provided for in items I to VII, in case of eventual liquidation of Eletrobras;

IX – examine the Annual Internal Audit Activity Report – RAINT and the Annual Internal Audit Plan – PAINT;

XXXIX – at least once a year, conduct a performance appraisal of its members and of members of the Audit Committee, as a collegiate body, under the terms of the current laws;

XI – prepare, amend and approve its Internal Regulations;

the legality of the acts practiced. The Audit Committee’s positioning, therefore, would be recommended as a good corporate governance practice, as established by the Brazilian Institute of Corporate Governance (IBGC) for the sale of relevant assets, for instance75.

It is also recommended that DFR appraises the need for a position of the Audit Committee, or an agency that may be resorted to in its stead, in the light of the applicable laws of the countries in which ELETROBRAS has its shares registered in stock exchanges.

Furthermore, we consider the need to evaluate the convenience and timeliness of the proposals in the agenda, as well as their communication to CVM, and to the stock exchanges that issue securities issued by Eletrobras, since they can be considered as relevant facts, in view of the provisions set forth in Article 2, sole paragraph, item XVIII of CVM Instruction 358/2002.76 Therefore, we recommend that DFR77 appraises, as the case may be, the appropriate moment for the communication of material fact to the market, and the managers shall be responsible for adjudicating on the merits of its immediate disclosure, should this threaten the legitimate interest of the Company.

XII - monitor equity, financial and budgetary execution, with powers to examine books, any other documents and request information; and

XIII - oversee compliance with Eletrobras’ participation limit in the funding of health care and complementary pension benefits.

75As stated in item 1.2 (“Suggestions of Activities arising from Allocations”) of the Guidance Manual for the Audit Committee of IBGC.

76 Article 2 For the purposes of this Instruction, any decision of a controlling shareholder, a resolution of the shareholders’ meeting meeting or of the governing agencies of a publicly-held company, are considered relevant, as well as any other political, administrative, technical, business or economic and financial act or fact happening or connected to its business that could significantly impact:

(...)

Sole Paragraph. In accordance with the definition of the head provision, potentially relevant act or fact include the following, among others:

(...)

XVIII - approval, change or withdrawal of project, or else delay implementing it;

77 As established by CVM Instruction 358/2002 in its Article 3, as follows:

Article 3 It is incumbent upon the Investor Relations Officer to send to CVM, through an electronic system available on the CVM website in the Internet, and, if applicable, to the stock exchange and organized over-the-counter market entity in which the securities issued by the company are actually traded, any relevant act or fact happened or connected to its business, as well as ensure its wide and immediate dissemination, simultaneously in all markets in which such securities are actually traded.

It should also be noted that approving or not the terms of the Management Proposal reviewed hereunder stands as a question of administrative merit, lacking legal status. Therefore, this analysis is not the responsibility of this advisory, being in charge of the judgment of convenience and timeliness of the manager.

It should be once again noted that the legal understanding set out in this report is a mere opinion, which is the position we think is more in line with the legal provisions applicable to this case.

As a result, in accordance with paragraph 4 of the Manual of Good Consulting Practice of the Office of the General Counsel for the Federal Government, we would like to render it clear that any stamps in the documents forwarded to PRJE merely stand as a mechanism for certification of the sheets actually reviewed by the counsel, and thus not replace or disregard the corresponding legal opinion.

In view of the foregoing, pursuant to the judgment on the merits, and subject to the above considerations and considering the favorable position of the competent Departments, the Management Proposal for the 179th EGM of Eletrobras is hereby sealed for the purpose of controlling the discussions by this PRJE, given that the Financial Board is responsible for the content of such document.

To the best of our knowledge, this is the opinion.

For appraisal of higher instance.

Cristiane Vieira de Paiva Villela	Patrícia M. Meireles Gralha

M E M O R A N D U M

TO:	Centrais Elétricas Brasileiras S.A. – Eletrobras Mr. Maurício Carvalho Mazzini Mr. André de Avellar Torres
FROM:	Carlos Augusto Junqueira Alécia Bicalho Andréia Gonçalves Victor Campinho
REF:	Analysis of an Agreement draft attached to Public Notice No. 01/2019
DATE:	July 18th, 2019

The scope of this Memorandum is the legal analysis of the primary terms of the Purchase & Sale Agreement (“Agreement”) which will be included as an attachment to Eletrobras’ Public Notice No. 01/2019 (“Public Notice”), for the sale of interests held by Centrais Elétricas Brasileiras S.A. (“Eletrobras”, “Company” or also “Seller”) in Special Purpose Companies (“SPCs”), through the special divestment system provided for in Decree 9,188 from November 1st, 2017 (“Decree”).

The scope of our analysis will be the following legal concepts which we consider more significant, segregated in specific chapters: (a) responsibility for eventual future indemnities; (b) price adjustment mechanisms; (c) conditions precedent; (d) lack of burden on shares; (e) cases of termination; (f) earn out clause; and (g) other general considerations.

The Agreement is based on the draft which was included as an attachment to Eletrobras’ Public Notice No. 01/2018, related to Eletrobras’ Auction No. 01/2018, held within the scope of B3 S.A. – Brasil, Bolsa, Balcão (“B3 Auction”), through which Eletrobras offered to the market the interests in the SPE which is the subject matter of the Public Notice. Concerning the draft of a previous agreement, which was sent as an attachment to the Public Notice of B3 Auction, the only change which was actually material was the forecast of the earn out mechanism, which will be analyzed more closely.

I.                 Responsibility for Eventual Future Indemnities

The Agreement provides that the sale will occur in mode “sold with everything inside”. Such denomination is how the market usually refers to transactions in which neither Party will be entitled to any asset or will be liable for any supervening liabilities occurring in the activities of the SPC, even though its generating event has occurred before the execution of the Agreement.

Said provision is contained in Clauses 9.4. and 11.1. of the Agreement.

Obviously, such liability exclusion does not cover any acts of bad faith on the part of the Seller, if they intentionally omit facts or incur acts after the execution of the Agreement in order to transfer losses or cause losses to the buyer.

The exception that applies to this case is that of Santa Vitória do Palmar Holding S.A., which is the subject matter of Lot 1 of the Public Notice. According to Clause 3.3., the price of Lot 1 may be adjusted according to the result of an existing legal dispute involving SPC Chuí Holding S.A., a wholly-owned subsidiary of Santa Vitória do Palmar Holding S.A.

Notwithstanding the adoption of mode “sold with everything inside”, the Agreement provides cases of obligations to indemnify both parties for any non-compliance with obligations taken on in the Agreement itself. Therefore, there are no obligations to indemnify for assets or liabilities arising from an earlier or later fact directly related to the SPC and foreign to the Agreement. But there may be such an obligation in case of breach of certain contractual provisions.

The buyer shall indemnify the Seller for any loss incurred by them due to: (i) breach, misrepresentation or inaccuracy of the statements and securities provided by the buyer; (ii) any default of obligation or commitment taken on by the buyer in the Agreement; and (iii) any act, fact, action or omission related to the SPC that causes any loss to the Seller, even if it occurred prior to the Agreement liquidation date.

Furthermore, the Agreement provides for the enforcement of a non-compensatory fine to the buyer if it (i) directly or indirectly gives rise to any non-compliance with some condition precedent for the closing of the agreement; or (ii) breaches any obligation of the agreement. The non-compensatory fine may be equivalent to: (i) the highest amount among (a) ten percent (10%) of the purchase price; or (ii) the total difference between the purchase price and the amount offered by the bidder who, in compliance with the approved classification order, acquires the shares of such SPC; and (ii) temporary suspension of the right to take part in bids and impediment to contract with the Seller and with any companies which are part of their economic group. The incidence of the non-compensatory fine does not prevent the Seller from seeking the indemnity due in the cases in which it is allowed in the Agreement, as stated above.

II.               Price Adjustment Mechanisms

The version of the Agreement attached to the Public Notice provides for the possibility only of price adjustments due to the following events:

(i)	Declaration of dividends by SEP after the base date, in which case the amount distributed to the Seller as dividends must be deducted from the purchase price; and
(ii)	Investment made by the Seller in the SPC after the base date, in which case such an amount will be added to the purchase price.

Dividends already declared before the base date, which have not yet been paid shall be paid to the Seller, in the amount they are due, without any impact on the sale price.

In addition to these cases of adjustment, the Purchase Price eventually offered by the bidder who wins the competitive process must be restated according to the positive variation of the SELIC rate, pro rata temporis, from the base date, which is December 31st, 2018, to the business day immediately before the Closing, when the amount due will be paid.

Such forecast is justified considering that the Reference Value, which will be calculated by the Evaluation Committee established for this procedure, will be based on the Financial Statements of the SPC for December 31st, 2018. Therefore, in order to prevent an eventual discrepancy in the value, it must be restated according to the SELIC rate.

In this regard, it should be noticed that the Purchase Price offered by the bidders, even if they are only made later, must consider the price on the base date of December 31st, 2018, as the amount will be restated since then, regardless of the date on which the Agreement is entered into.

Concerning the price adjustment clause, it should be noticed that the clauses related to percentages which are applicable to the payment, referring to the payment method, whether it will be in cash, in installments, percentages applicable to the first and second installments, are one of the cases in which changes by the Bidder will be admitted, according to Clause 12.1.2. of the Public Notice.

Therefore, the clause contained in the Public Notice about it is a standard, but may be the target of amendment proposals by participants when they submit their actual bid.

Notwithstanding this, we draw your attention to a specific inconsistency, which must be corrected in the Agreement: clause 3.1. provides only that the price offered by the winning bidder must be restated according to the accrued positive variation of the Selic rate from the base date to the Closing date. However, the Public Notice provides, in its clauses 21 and 22, a payment mechanism in two installments, considering that the first one must be paid on the date of execution and, necessarily, corresponds to at least 5% of the purchase price offered. Subsequently, Clause 22.2. provides, in Clause 22.2.1., that the purchase price will be restated according to the accrued variation of the Selic rate between the base date and the date of the first installment and, in Clause 22.2.2., that the remaining installment (not yet paid in the first installment) will start being restated according to the application of 110% of the Selic rate variation on the outstanding balance from the date of the first installment to the date of payment of the second installment.

Such a mechanism shall be reflected in Clause 3.1. If the winning bidder chooses to pay for everything in cash, at the time of Closing, the price will be restated according only to the variation of the Selic rate from the base date to the payment date. If, on the contrary, they adopt this payment mechanism in two installments, the amount will be restated according to the Selic rate between the base date and the payment date of the first installment (which will correspond to 5% of the nominal value offered by the bidder) and will start being restated, from this date, by the equivalent of 110% of the Selic rate. In the second installment, the calculation of the amount due will include the entire monetary restatement from the base date, in addition to the price adjustments.

Therefore, it is necessary to adjust Clause 3.1. of the Agreement draft to be in line with the final version of the Public Notice.

Finally, we notice the exception relating to Santa Vitória do Palmar Holding S.A., previously mentioned in the previous Chapter, as well as the possibility of including an earn out mechanism by the bidders. Such a possibility is recorded in Clause 3.4. of the Agreement, which only showed the possibility without discussing it. The Public Notice includes a suggestion for an earn out clause, however, it authorizes bidders to present other possibilities, and it is up to the Sales Committee to assess the convenience of accepting it or not.

As it is a possibility given to the bidders, we see no major problems with the standard Agreement draft not having a clause model.

The earn out mechanism will be the subject of specific considerations in Chapter VI below.

III.             Conditions Precedent

Due to certain regulatory and contractual obligations, the Agreement includes, in Clause 5, a series of conditions precedent. The conditions precedent are divided between those which exempt both parties from materializing the sale and those which exempt only Eletrobras from materializing it. In the conditions precedent of the Parties, if some of these are not verified, the operation will not be materialized; concerning the second set of conditions precedent, Eletrobras may exempt the buyer from complying with them, in accordance with their understanding.

The conditions precedent of the parties are limited to obtaining regulatory approvals, i.e., from ANEEL, when necessary (transfer of control), and CADE, and the absence of any Law or decree preventing the materialization of the transfer on the closing date.

As for the conditions precedent enforceable only against the buyer, which may be waived by Eletrobras at their discretion, they are: (i) the statements and securities given by the buyer must be correct and true on the date of liquidation of the sale; (ii) the buyer cannot have breached, until the date of liquidation, any obligation or commitment taken on under the Agreement; and (iii) in case there is an agreement entered into by the SPC providing for early maturity, mandatory termination or various penalties in case of sale of the interest held by Eletrobras, the buyer has not obtained the consent of the counterparty of such agreements releasing Eletrobras from such adverse consequences.

The reason why this second group of conditions precedent is relative and can be released by the Seller is due to two aspects: the first is because there is no legal or regulatory impediment to the materialization of the sale due to the non-verification of such conditions, on the contrary of what happens in relation to the first group of conditions precedent; the second is because such conditions are enforced in the defense of Eletrobras’ interests, so that, if it is found that, in this specific case, it is more beneficial to Eletrobras to waive the effective fulfillment of such condition and to liquidate the sale, the Company will be granted such a possibility.

Also, although it is not configured as a condition precedent of the obligations, it is worth mentioning that, among the buyer’s obligations to be met at the time of Closing, there is the adhesion to an eventual Shareholders’ Agreement existing within the scope of the SPC and to which Eletrobras is a party. Considering that, in most cases, the Agreement itself provides that the SPC is prevented from registering transfers of shares which are made in disagreement with the provisions of the Agreement and, also, that such Agreements provide for the obligation of any purchaser of linked shares to adhere to the Agreement, it is a condition for the transfer of shares to be effective.

IV.            Lack of Burden on Shares

One of the statements made by the Seller refers to the lack of burden on shares. Those burdens eventually arising from shareholders’ agreements entered into within the scope of the SPEs, as mentioned above, and from financing agreements entered into by the SPC or directly related to their activities in connection with which the shares issued by the SPC and held by the Seller have been given as a security are excluded from such statement.

As they are agreements entered into by the SPC itself or directly linked to their activities (usually, financing agreements entered into with BNDES), there should be no greater implications regarding such burdens, since they are agreements specifically related to the SPC, and not to the Seller’s activities not related to the SPEs sold.

Anyhow, considering the existence of such burdens, it will be necessary, in the version of each Agreement to be submitted for execution by the buyer of each SPC or lot of SPC, the detailed listing of every agreement in which the SPEs’ shares sold are given as security, specifying the subject matter of each of these agreements.

The need to list such agreements in details is aimed precisely at allowing the buyer (i) to specifically identify which burdens the shares they are buying are subject to; and (ii) to ensure the subject matters of such contracts relate to the activities performed by the SPC.

V.               Cases of Termination

The Agreement provides, in Clause 12, for some cases of termination attributed to the Seller or to both parties.

The Company, and only they, may terminate the Agreement beforehand without the buyer being entitled to any indemnity or reparation if: (a) there is any default, by the buyer, of any obligation taken on under the Agreement; (b) the conditions precedent are not fully implemented within 365 days from the execution of the agreement; and (c) there is any reason of public interest arising from a supervening fact duly proven and relevant enough to justify such early termination.

Such early termination cases are powers provided to Eletrobras, so they may keep complying with the Agreement and its liquidation even if any case of early termination is verified, in case they believe keeping it is beneficial to them.

In addition to such cases, either party may terminate the Agreement beforehand and not produce any title to the counterparty if (a) there is a final decision by a Government Authority preventing or disapproving the materialization of the Agreement, considering the buyer may not terminate it beforehand if said disapproval results from a fact or circumstance related to or caused by them, even if indirectly or through their parent company, subsidiaries or shared-control companies; and (b) there is a decision by CADE conditioning the liquidation of the Agreement to the amendment of any of its fundamental terms or conditions, in which case the party affected by the decision may choose to terminate the Agreement beforehand. In the latter case, the party affected by CADE’s decision and which chose not to comply with it will be subject to the payment of the non-compensatory fine provided for in Clause 12.3. of the Agreement (including if such party is Eletrobras).

VI.            Earn Out Clause

As noted in Chapter II, Eletrobras gave bidders a chance to enter an Earn Out clause as part of the amount offered.

The Agreement contains no standard clause, only indicates such a possibility, in Clause 3.4.

Notwithstanding, the Public Notice itself suggests a possible earn out mechanism which could be provided for as part of the price offered by the bidder.

According to Clause 18.2:

“i) Wind Power Generation SPEs.

An amount in Brazilian Reais per MWh, with December 31st, 2018 being its basis, its reference being the positive difference between the average generated power, in MWh, during 2020 thru 2022 and also 2016 thru 2018, including the latter. The Bidder will inform Eletrobras, at the end of each financial year from 2020 thru 2022, the power generated (MWh) in each wind power complex.

This amount will be restated according to the variation in the SELIC rate until its liquidation, which should occur on May 1st, 2023.

ii)       Transmission SPC.

The Bidder may offer an amount in Brazilian Reais per additional percentage unit of availability, with December 31st, 2018 being its basis, if, during the operation, the average total unavailability (scheduled and unscheduled) observed from 2020 thru 2022 is lower than that observed from 2016 thru 2018. This amount will be restated according to the variation in the SELIC rate until its liquidation, which should occur on May 1st, 2023. The Bidder will inform Eletrobras, at the end of each financial year from 2020 thru 2022, the unavailability of the transmission line.”

Anyhow, the Clause itself authorizes other earn out forms to be offered, which will be evaluated by the Sales Committee.

Therefore, there are no stationary or minimally rigid parameters on which we can focus our analysis. The form of the clause will depend on the negotiation between the bidder and the Sales Committee.

However, it is worth reproducing some considerations, in an abstract, regarding the inclusion of earn out mechanisms in agreements for the sale of assets and equity interests.

It is a mechanism widely adopted in transactions involving equity interests or assets. The mechanism consists of providing for an additional payment after the verification of a certain event or the fulfillment of a certain condition involving the asset sold.

It is widely used, therefore, when there is a discrepancy on the actual fair value of the asset or when there is a considerable potential for appreciation/future gain which materialization is doubtful or linked to a doubtful event.

In order to allow the payment of the consideration that the parties believe is due if such an event or condition is implemented/met, while avoiding the expenditure being made in advance under the risk of non-verification, is that the parties stipulate said provision for a conditional additional payment, called earn out in business practice.

It is important to notice that it is not an ordinary mechanism for the restatement of prices, which may be made upwards or downwards, depending on the future performance of the asset or on the occurrence of certain events. The earn out is always an additional payment by the buyer. It is, therefore, a portion of the purchase price that will be added to the price actually paid if the condition is verified or after the asset reaches a certain level of financial performance.

The event to which the payment of the earn out is conditioned may even be an event which probability of implementation is quite considerable, the question being more about the time lag which will elapse from the closing until the occurrence of the event. There is no objection to providing for an earn out clause linked to a highly probable event, but which date of occurrence cannot be anticipated by the parties.

Therefore, considering it is only the possibility of an additional payment, the stipulation of an earn out clause does not denature the mode “sold with everything inside” chosen for the Agreement.

This provision seems to fully meet the Company’s purposes of providing greater market bias and attractiveness in the competition for the asset, by enabling them to link part of the price to future financial objective factors. This intention to make the procedure more attractive without depleting the price of the SPEs is important especially as these are lots which received no bids in the B3 Auction.

Therefore, in line with the market practices, duly delimited in the documents and meeting the purpose of providing greater attractiveness to the divestment process, the provision for the possibility of entering an earn out clause in the purchase and sale agreement seems appropriate.

Finally, we emphasize that the provisions for the earn out mechanism can be simple, with no need for greater complexity for the calculation of the amount to be paid, provided they are sufficient to prevent an interpretation different from that intended.

For example, it is possible to provide for the payment of a pre-stipulated fixed amount: “if the average power generated by the [SPC] for financial years 2020 thru 2022 is higher than the average generated between financial years 2016 thru 2018, the Buyer shall pay, to the Seller, in addition to the Purchase Price, an amount of R$ Brazilian Reais[=], to be restated according to the variation of the Selic rate between the date of execution of the Agreement and the business day immediately prior to the actual payment, by [=] days from the date of receipt of the notice to be sent by the Buyer to the Seller, informing the average power generated in financial year 2022. In order to calculate the annual average, the Buyer undertakes to send the Seller a report on the power generated by [=] after the end of each financial year”.

In case it is more convenient and appropriate, it is possible to provide for the payment of an amount in percentage or proportional to the positive variation of the verified average. For example: “The Buyer undertakes to pay, to the Seller, in addition to the Purchase price, an amount of up to R$ Brazilian Reais[=] if the average total unavailability (scheduled and unscheduled) observed from 2020 thru 2022 is lower than that observed from 2016 thru 2018. In order to calculate the amount to be paid, the percentage of the unavailability verified between 2020 and 2022, including the latter, in relation to the unavailability verified between 2016 and 2018, including the latter, must be calculated. The amount to be paid will be reached by applying the formula [deduction of the difference in percentage between that verified in the two base periods multiplied by the reference value. For example, if the unavailability was 20%, 80% of the indicated amount must be paid], and the result must be restated according to the variation in the Selic rate between the date of execution of the Agreement and the business day immediately prior to the actual payment. The payment must be made within [=] from the date of receipt of the notice to be sent by the Buyer to the Seller, informing the total unavailability in financial year 2022.

There is not a standard which is necessarily more appropriate, leaving the parties some space for negotiation, in compliance with a clear enough definition to prevent future disputes.

VII.           Other General Considerations

Initially, as briefly mentioned in Chapter II, contrary to what happened at the B3 Auction, Eletrobras expressly admitted, in accordance with Clause 12.1.2., that the bidders suggested changes in relation to (a) the sale price of the asset; (b) percentages applicable for the payment of the first and second installments for the liquidation of the sale price; and (iii) including an earn out requirement in the asset price.

At the time of the B3 Auction, no material changes to the Agreement were allowed, considering the specific regulation applicable.

For these divestments regulated by the regime of the Decree, only the material changes listed above will be allowed, in line with the sole paragraph of art. 30. Such modifiable clauses may be rated as eminently negotiable within the scope of a competitive sales procedure, not strictly representing a breach of isonomy or any other expedient that disqualifies the selection of bidders.

In addition, there are some additional obligations provided for in the Agreement, which were already included in the agreement draft attached to the public notice of the B3 Auction. From among such obligations, the following may be emphasized:

(a) Preservation of Structures and Competitive Conditions until the Obtainment of CADE's Approval: this is a regulatory obligation, provided for in CADE’s Resolution No. 20/201778. Such a provision provides that both the buyer and the Seller will not be able to perform acts within the scope of the sales operation and related to the SPC that start an actual transfer of management of the SPC to the buyer, such as adopting systems used by the buyer, electing managers appointed by the buyer, sending information of the SPC to the buyer, physical changes or transfers of assets occurring to start the process of transferring the SPC to the buyer, among others. Such a prohibition has the power to prevent the transfer from materially taking place before CADE’s approval, thus avoiding gunjumping practices.

(b)       Conduct of the Companies’ Activities by the Closing Date: such obligation is enforceable against the Seller and determines that they must use their best efforts to maintain the activities of the SPEs in the normal course of business, i.e., use the usual levels and standards of diligence and activities which are required to achieve the corporate purpose, continuity of the activities of the SPEs in their usual standards, avoiding relevant changes or interruptions related to the nature, purpose, object and form of carrying out the usual activities and practices of the SPC.

78 Article 147, paragraph 2: The parties must keep the physical structures and competitive conditions unchanged until Cade’s final assessment, and any transfer of assets and any type of influence from one party to the other is prohibited, as well as the exchange of competitively sensitive information which is not strictly necessary for the execution of the formal instrument that binds the parties.

(c)       Change of Registrations: this is a measure to be implemented by the buyer. It concerns the obligation to change, in all registration systems (such as the Brazilian Federal Internal Revenue Service and the Board of Trade), the registrations, records and registers of the purchased SPEs to remove the references to the Seller as the holder of the shares which were sold, and also to exclude from the managers’ registers those appointed by the Seller and which have not been reappointed to the position by the buyer. The deadline for the implementation of such an action by the buyer is 90 days. If not performed within the deadline, the buyer must pay a daily fine in the amount of R$ 10,000.00 (ten thousand Brazilian Reais) until the date on which they meet such obligation. The purpose of the obligation is to prevent SPC registration information from becoming out of date, showing the Seller as a shareholder, which could cause them some inconveniences such as being summoned in lawsuits in which the SPC and/or their shareholders are defendants, as an example.

(d) Replacement of Guarantees: such an obligation relates to the need for the buyer to replace all guarantees eventually provided by the Seller in agreements entered into by the SPEs or which purpose is the SPC’s activities. The purpose of such an obligation is to prevent the Seller from being the guarantor of the SPC’s obligations after having sold their shares. The buyer has up to 60 days to replace the guarantees provided by the Seller. Whereas the replacement of the guarantees depends on the consent of the counterparty in the agreements in relation to which the Seller is the guarantor, the Agreement provides for the possibility, if they cannot obtain the consent of the counterparty – which must be demonstrated by the buyer by sending the counterparty’s written negative response – of them keeping the guarantee granted by the Seller for 180 days from the execution of the Agreement (120 beyond the deadline for replacing the guarantees), and they must pay, as compensation, the monthly amount of 1% of the total guarantee granted by the Seller, and also offer a counter-guarantee to the Seller within the same terms, amounts and conditions of the guarantee provided by them. If, at the end of the additional 120-day period, the Buyer has not managed to replace the guarantees provided by the Seller, they must, within 30 days, make the prepayment of such agreement or terminate it beforehand, with no cost to the Seller, in order to release the guarantee provided by them. The purpose of such a provision is to prevent the Seller from remaining as the guarantor of an obligation with which they are no longer related whatsoever. The enforcement of such additional periods is intended to prevent that, if the buyer does not obtain the consent of the counterparty, they need to pay the agreement in advance in an extremely short period, providing them with a period to negotiate the replacement of the guarantees, with the proper compensation, to the Seller, for keeping the guarantees provided by them.

VIII.          Conclusion

Based on the foregoing, it may be seen that the Agreement follows the same grounds as the agreement prepared at the time of the Auction, the main difference being the inclusion of the possibility of entering an earn out mechanism as part of the price to be paid by the buyer.

In addition, as emphasized in Chapter II, it will be necessary to amend Clause 3.1. to reflect the fact that the restatement of the amount between the date of payment of the first installment and the date of payment of the second installment will be 110% of the Selic rate, and no longer 100%, which represents a beneficial change for Eletrobras.

Also, based on the most relevant liability and obligations clauses, it may be seen that the Agreement was designed in order to mitigate risks for Eletrobras, providing them with greater security. Such a conclusion stems from the verification of facts such as the adoption of mode “sold with everything inside”, the limitation of cases of early termination, mostly provided only to Eletrobras, and the limitation of cases of indemnity and the enforcement of a punitive fine, which are broader for the buyer and very limited for Eletrobras.

In any case, the buyer’s consent to negotiate the price provides them with the possibility of equalizing the risks with the price offered by the asset, which must be accepted by the Assessment Committee and, subsequently, by the Seller’s competent authority. Therefore, with the possibility of negotiation by the bidders, we believe that the fact that the contractual provisions are more protective towards Eletrobras does not hamper the competitiveness of the sales proceedings.

* * *

Having nothing further to address for the moment, we are at your full disposal to provide any additional clarifications which may be necessary.

___________________________________________________________________

CESCON, BARRIEU, FLESCH & BARRETO ADVOGADOS

ANNEX 09 - Draft of the Share Purchase and Sale Agreement and Other Covenants - Lot 1

Call Notice for Auction Eletrobras 01/2019

Annex 17

Draft of the Share Purchase and Sale Agreement and Other Covenants

entered into

between

[Centrais Elétricas Brasileiras S.A. – Eletrobras]

as Seller,

and

[●]

as Buyer,

and also,

[SPE 1]

[SPE 2]

[SPE 3]

as Consenting Intervening Parties

_______________________

date

[●] of [●] of 2020

________________________

SHARE PURCHASE AND SALE AGREEMENT AND OTHER COVENANTS

By this private instrument and in accordance with the law, between,

Centrais Elétricas Brasileiras S.A. – ELETROBRAS, publicly held corporation, with head office in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Presidente Vargas, no. 409, 12 andar, Centro, CEP 20.071-003, registered with CNPJ/MF under no. 00.001.180/0001-26, represented herein according to its bylaws (hereinafter referred to as “Buyer”);

[Note: For Lot “1”, the Sellers will be Eletrobras and Brave Winds.]

[Note: When applicable, in the case of purchase, by proxy, of shares held by Eletrobras Subsidiaries, the Sellers shall be the Subsidiaries, represented by Eletrobras, which shall sign the Contract. The power-of-attorney granting powers to Eletrobras shall appear as Annex to the Contract]

and

[●], [identification] (hereinafter referred to as “Buyer”);

Being the Buyer and the Seller also referred to, jointly, as "Parties" and, separately and independently, as "Party";

and, in the capacity of consenting intervening parties:

[SPE 1], [identification] (hereinafter referred to as “[SPE 1]”);

[SPE 2], [identification] (hereinafter referred to as “[SPE 2]”);

[SPE 3], [identification] (hereinafter referred to as “[SPE 3]”, being [SPE 1], [SPE 2] and [SPE 3] referred to jointly as “Companies” and individually and independently, as “Company”);

WHEREAS:

(i)               the purpose of the Companies is the [generation/transmission] of electric power, under the terms of the respective Concession Contracts (as set out below);

(ii)              the share capital of [SPE 1] is, as of the date hereof, of R$[●] ([●]), divided into [●] ([●]) registered common shares, without par value, being the Seller, directly or indirectly, holder of [●] ([●]) issued common shares of [SPE 1], registered and without par value, fully subscribed and paid in, representative of [●]% ([●] percent) of the total share capital of [SPE 1] (“[SPE 1] Shares”);

(iii)             the share capital of [SPE 2] is, as of the date hereof, of R$[●] ([●]), divided into [●] ([●]) registered common shares, without par value, being the Seller, directly or indirectly, holder of [●] ([●]) issued common shares of [SPE 2], registered and without par value, fully subscribed and paid in, representative of [●]% ([●] percent) of the total share capital of [SPE 2] (“[SPE 2] Shares”);

(iv)             the share capital of [SPE 3] is, as of the date hereof, of R$[●] ([●]), divided into [●] ([●]) registered common shares, without par value, being the Seller, directly or indirectly, holder of [●] ([●]) issued common shares of [SPE 3], registered and without par value, fully subscribed and paid in, representative of [●]% ([●] percent) of the total share capital of [SPE 3] (“[SPE 3] Shares” and, together with the [SPE 1] and [SPE 2] Shares, the “Shares”);

(v)              the Shares have been object of alienation through competitive procedure established in the scope of Decree no. 9,188/2017, which Eletrobras joined on 03.28.2019, carried out on xxxx xx, 2019, in compliance with the Call Notice of Eletrobras Competitive Procedure no. 01/2019 ("Call Notice"), having the Buyer submitted the winning Economic Tender Proposal in the scope of such procedure; and

(vi)             subject to the terms, conditions and clauses below, the Seller wishes to sell the totality of the Shares to the Buyer and Buyer, in turn, wishes to purchase the totality of the Seller's Shares on the Closing Date ("Operation");

THEREFORE, the Parties agree to sign this Share Purchase and Sale Agreement and Other Covenants ("Agreement"), which shall be ruled by the following terms, conditions and clauses:

CLAUSE 1. DEFINITIONS.

1.1.      Defined Terms. For the purposes of this Contract and the annexes hereto, the terms that are not properly defined through other clauses of this Contract, shall have the meanings set out below:

Shares	has the meaning assigned thereto in the Recitals of this Contract.

Shareholders’ Agreements

means the following Shareholders Agreements of the Companies: (i) the Shareholders' Agreement of [SPE 1] signed between the Seller and [●], with the consent of [SPE 1], on [●]; (ii) the Shareholders' Agreement of [SPE 2] signed between the Seller and [●], with the consent of [SPE 2], on [●]; and (iii) the Shareholders' Agreement of [SPE 3] signed between the Seller and [●], with the consent of [SPE 3], on [●].

Administrators

pertaining to any Individual, means the administrators or members of such Individual: (i) appointed or elected under the terms of the applicable Laws and their respective bylaws/articles of organization or regulation; (ii) for the practice of administration or legal representation of such Individual; and (iii) regardless of the assignment applicable thereto and/or the administration body of which they are members.

Affiliated Companies

means, pertaining to an Individual: (i) their direct or indirect Controller; (ii) any other Individual who is directly or indirectly Controlled by such Individual; or (iii) any Individual under common Control with such Individual.

ANEEL	means the National Electricity Regulatory Agency.

ANEEL Approval	means the previous consent, by ANEEL, granted by official resolution, as provided for in ANEEL normative resolution no. 484, of April 17, 2012, pertaining to the fulfillment of the Operation.

CADE Approval	means the approval by final and unappealable administrative decision, by CADE, pertaining to the fulfillment of the Operation.

Governmental Authority	means any government, authority, autonomous agency, government body or other sector body (including Ministry of Mines and Energy – MME, ANEEL, National Electric System Operator – ONS and Chamber of Commercialization of Electric Energy – CCEE) public prosecutor's office, department, commission (including the Securities and Exchange Commission), councils (including CADE), stock market, bodies and any tribunal, arbitration court, foreign or national court, with jurisdiction over the Parties.

CADE	means the Administrative Council for Economic Defense.

Arbitration Chamber	means the [Arbitration and Mediation Centre of the Brazil-Canada Chamber of Commerce].

CNPJ/MF	National Registry of Legal Entities of the Ministry of Finance.

Civil Code	means Law no. 10,406, of January 10, 2002, as amended and in force.

Civil Procedural Code	means Law no. 13,105, of March 16, 2015, as amended and in force.

Companies	has the meaning assigned thereto in the recitals of this Contract.

Buyer	has the meaning assigned thereto in the recitals of this Contract.

Communications	means each and every communication provider for, resulting from and/or for the effect and purposes of this Contract, including notices, answers, requests, manifestations, notifications, summons and subpoenas between the Parties, whether judicial, extrajudicial or arbitral, which shall be carried out in accordance with the provision of Clause 13.

Conditions Precedent	means, collectively, the Conditions precedent of the Parties and the Conditions Precedent of the Seller.

Conditions Precedent of the Seller	has the meaning assigned thereto in Clause 5.2.

Conditions Precedent of the Parties	has the meaning assigned thereto in Clause 5.1.

Conflict	means any controversy, litigation, issue, doubt or divergence of any nature, directly or indirectly relating to and/or resulting from this Contract involving the Parties or the Companies, as provided for in Clause 14.11.

Contract	means this Share Purchase and Sale Agreement and other Covenants, its respective annexes and occasional amendments.

Concession Contracts	means each of the following Concession Contracts of the Companies: (i) the [SPE 1] Concession Contract; (ii) the [SPE 2] Concession Contract; and (iii) [SPE 3] Concession Contract.

Contracts with Restriction Clauses	means the contracts signed by the Companies that have clauses providing for the acceleration, mandatory termination, penalties or other adverse events for any of the Companies and/or for the Seller due to the implementation of the Operation, including the transfer of Shares to the Buyer, as listed in Annex A.

Parent Company	means, under the terms of articles 116 and 243 of the Stock Corporations Activities, the Individual, or group of Individuals bound by voting agreement, or under common control, that: (i) is entitled to partner rights that permanently assure them the majority of the votes in general meeting resolutions and the power to elect the majority of the administrators of another Individual; and (ii) effectively uses its power to control the corporate activities and guide the operation of the administrative bodies of another Individual. Terms such as "Control" and "Subsidiary" shall have analogous meaning to Parent Company.

Normal Course of Business	means the set of activities that, due to its nature, purpose or form of execution, is required to the fulfillment of the Companies' business purpose, taking into account the continuity of each of the Companies' activities in their usual levels and standards and without there being any interruption, provided that: (i) such activities are carried out in the normal and ordinary course, diligently, without any relevant change or interruption pertaining to the nature, means and purposes of their activities; and (ii) are consistent, by their nature, purpose and form of execution, with the market practices applicable to the entire industry the Companies operate in.

Base Date	means December 31, 2018.

Signature Date	means the signature date of this Contract.

Closing Date	has the meaning assigned thereto in Clause 6.1.

Base Financial Statements	means the Companies' financial statements of December 31, 2018.

Business Day

means any day, except for Saturdays, Sundays or holidays when commercial banks are authorizes by Law to remain closed, in the City of Brasília, Federal District and/or in the City of Rio de Janeiro, State of Rio de Janeiro.

Distribution	means any dividends, interest on own capital, capital decrease or other distribution or payment, in assets or cash, to the Seller due to its equity interest in the Companies' share capital (whether in cash, assets, shares or other securities).

Closing	means the fulfillment of the Operation, with the purchase and sale of all and no less than all of the Shares, under the terms and conditions of this Contract.

Confidential Information	means every non-public information and documents of confidential nature pertaining to the Operation, the Companies or Parties, including specific private information on the possible business strategy, operations, financial matter and other matters pertaining to the Companies or the Parties or their Affiliated Companies.

Law	means any law, bylaw, regulation, rule, official letter, determination, order, decision, judgment or requirement edited, enact, raised or imposed by any Governmental Authority.
Stock Corporations Act	means Law no. 6,404, of December 15, 1976, as amended and in force.

Full Liquidation

means the timely and full payment of the Selling Price of the Lot (as established in the Call Notice) by the Buyer to the Seller, through the performance of the Closing acts provided for in Clause 6.1.

Conflict Notification	has the meaning assigned thereto in Clause 14.11.

Onus	means each and every encumbrance or onus that falls upon a specific property or right, including security interests, such as collateral, mortgage and antichresis, fiduciary alienation, usufruct, emphyteusis, third-party charges and, in relation to shares, quotas or other securities, any option, shareholders' agreement, partners' agreement, preemptive right, first bid right or right of first refusal.

Operation	has the meaning assigned thereto in the Recitals of this Contract.

Party or Parties	means the Seller and the Buyer, jointly or separately and independently.

Compensable Party of the Buyer	means the Buyer and its respective Administrators.

Loss	means any losses, damages (direct or indirect), fines, penalties, interest on arrears, inflation adjustment, costs and expenses, including attorney's fees, expert's fees and legal costs, effectively incurred and paid by the Individual in question, noted that loss of profits is not included in the definition of Loss (and is expressly excluded from any indemnification obligation arising from this Contract).

Individual	means a natural person, legal entity or non-incorporated entity, including companies of any type, in fact or in law, consortium, partnership, association, joint venture, investment funds, trusts, condominiums, universality of rights and Governmental Authorities.

Purchase Price	has the meaning assigned thereto in Clause 3.1, meaning the purchase price to be paid for the Shares, which shall be agreed according to the provision in Clause 3.2 [and Clause 3.3].

First Installment	has the meaning assigned thereto in Clause 4.1(i).

Regulation	has the meaning assigned thereto in Clause 14.11.

SELIC	means the average adjusted rate for daily financing calculated in the Special System for Settlement and Custody of the Central Bank of Brazil for government bodies, as disclosed by the Central Bank of Brazil.

Second Installment	has the meaning assigned thereto in Clause 4.1(ii).

Taxes	means: (i) every tax, fee and contribution imposed by any Governmental Authority, on profits, income, gross revenue, sales, use, goods and services, property, capital transfer, merchandise circulation, capital gain, payroll and other salaries to the employee, including social contributions, social security contributions, and other taxes; and (ii) any charge on arrears imposed by any Governmental Authority due to the rates of taxation, fees and contributions (such as inflation adjustment, interests and fine).

Seller	has the meaning assigned thereto in the recitals of this Contract.

1.2.      Interpretation. This Contract shall be ruled and constructed according to the following principles:

(i)	the headings and titles of this Contract are exclusively intended for the convenience of reference and shall not restrict or affect the meaning of the clauses or items to which they apply;
(ii)	the terms "included", "including" and other similar terms shall be construed as if followed by the expression "merely by way of example", "but not limited to" or "among others";
(iii)	whenever required by context, the reference to the singular includes reference to the plural and vice-versa, and the reference to the male gender includes reference to the female gender and vice-versa, without any change of meaning;
(iv)	except if otherwise expressly provided for in this Contract, the references to any document or other instrument shall include all their amendments, replacements, complements and annexes;
(v)	a reference to any Individual includes such Individual and all respective heirs, permitted assignees and other successors, by any right or title;
(vi)	except if otherwise expressly provided for in this Contract, the references to clauses, items, attachments or annexes shall be applicable to clauses, items, attachments or annexes of this Contract; and

(vii)	every annex of this Contract is hereby incorporated by reference and constitute an integral part of this Contract.

1.3.           Terms. Every term established in or arising from this Contract shall be calculated as provided for by article 132 of Law no. 10,406, of January 10, 2002, that is, excluding the initial date and including the maturity date. Any term maturing on a day that is not a Business Day shall be automatically extended to the immediately thereafter.

CLAUSE 2. PURCHASE AND SALE.

2.1.       Purchase and Sale. In compliance with the terms, conditions and provisions of this Contract, and subject to the enforcement or waiver of the Conditions Precedent, the Seller irrevocably and unconditionally undertakes to sell to the Buyer, and the Buyer irrevocably and unconditionally undertakes to purchase from the Seller, for the Purchase Price, the totality of Shares, with everything they represent, free and clear of any Encumbrance, [except for the Encumbrances arising] [from the financing contracts that may have shares issued by SPE held by the Seller given as guarantee, which shall be specifically indicated in this Contract][and the Shareholders' Agreements].

2.2.       Transfer of Shares. The Parties agree that, after the enforcement or waiver of the Conditions Precedent, as applicable, the Shares shall be transferred to the Buyer, on the Closing Date, through the Parties' signature of the terms drawn up in the Companies' Registered Shares Transfer Books, in consideration to the payment of the Second Installment, according to the Full Liquidation procedures.

CLAUSE 3. PRICE.

3.1.       Purchase Price. In compliance with Clause 3.2, the purchase price, to be paid by the Buyer to the Seller for the acquisition of the Shares, is of R$[●] ([●]), referring to the Base Date (“Purchase Price”). In order to establish the Purchase Price, the Parties have assigned to the [SPE 1] Shares the amount of R$[●] ([●]), to the [SPE 2] Shares the amount of R$[●] ([●]) and to the [SPE 3] Shares the amount of R$[●] ([●]).

3.1.1.       The Purchase Price corresponds to the price set out in the higher Economic Proposal (as established in the Call Notice) submitted in the scope of the Competitive Procedure by a suitable Bidder, duly qualified to acquire the totality of the Shares.

3.2.       Purchase Price Adjustment. The Purchase Price shall be restated as follows:

(i)	by the accumulated positive variation of the SELIC rate, disclosed by the Brazilian Central Bank based on 252 (two hundred and fifty-two) working days, pro rata die, during the period starting on December 31, 2018 up to the date of the payment of the First Installment;

(ii)	by the accumulated positive variation resulting from the application of 110% (one-hundred and ten percent) of the SELIC rate, pro rata die, applied to the debit balance, observed during the period starting on the date of payment of the First Installment to the date of payment of the Second Installment;

(iii)	the Purchase Price shall be decreased in a figure equal to the amount of any Distribution that might be declared and paid by the Companies to the Seller from the Base Date to the Closing Date, provided that such Distribution has not been provided for in the Base Financial Statements, excepting the provisions of Clause 3.2.1; and
(iv)	the Purchase Price shall be increased in a figure equal to the amount occasionally invested by the Seller in the Companies after the Base Date, whether in the scope of share capital increase or advance payment for a future increase of the Companies' capital.

3.2.1.       In the case that, on the Closing Date, there is any Distribution declared after de Base Date, not provided for in the Base Financial Statements, and still not paid for: (i) the amount of the Distribution the Seller is entitled to shall be deducted from the Purchase Price; and (ii) the respective Company shall pay, and the Buyer shall cause the Company to pay, to the Seller the full amount within the term provided for in the respective corporate resolution of the Company.

3.2.2.       In the case that, on the Closing Date, there is any Distribution already declared and provided for in the Base Financial Statements that has not been paid yet, the amount of the Distribution the Seller is entitled to shall be paid thereto and shall not be deducted from the Purchase Price. The Buyer undertakes to employ their best efforts to cause the Company to pay the full amount to the Seller within the term provided for in the respective corporate resolution of the Company.

3.2.3.       For the purpose of the Purchase Price adjustment provided for in this Clause 3.2, each Company shall deliver to the Parties, within 5 (five) Business Days before the Closing Date: (i) notification attesting to (a) the amounts and the dates of statement and/or payment of any Distributions declared and/or paid for from the Base Date, if any, and (b) the amounts invested by the Seller in the Company after the Base Date, in the scope of corporate capital increase or advance payment for future capital increase, if any; and (ii) copy of the Company's balance sheet drafted (a) on the last day of the month prior to the Closing Date, if the Closing is scheduled to occur after the 5th (fifth) Business Day of the respective month, or (b) on the last day of the month immediately prior to the month prior to the Closing Date, if the Closing is scheduled to occur by the 5th (fifth) Business Day of the respective month.

3.2.4.       If, on the Business Day immediately prior to the Closing Date, the amount of the SELIC has not been disclosed for a certain period, for the purpose of adjustment of the Purchase Price, the value predicted by the Focus Report disclosed by the Brazilian Central Bank.

[Clause 3.3 applicable only to the alienation to the shares of Santa Vitória do Palmar Holding S.A.]

3.3.       Additional Price. In addition to the Purchase Price restatement provided for in Clause 3.2 above, the Buyer shall pay to the Seller an additional price for the Shares of [Santa Vitória do Palmar], by way of positive adjustment of the Purchase Price, equal to 50% (fifty percent) of any economic benefit, in national currency, received by Chuí Holding S.A. by December 31, 2022, a corporation registered with CNPJ under no. 14.738.255/0001-60 ("SPE Chuí") wholly-owned subsidiary of [Santa Vitória do Palmar], in the scope of or in relation to Proceeding no. [●] being processed before the [●] court of the [●] (“Contingent Asset”).

3.3.1.       The value of the Contingent Asset shall be paid by the Buyer to the Seller, in national currency, within 2 (two) Business Days as from the receipt thereof by SPE Chuí, by electronic transfer of funds immediately available to the bank account indicated in due time by the Seller to the Buyer. The value of the Contingent Asset owed to the Seller under the terms of this Clause shall be net of (i) Taxes, (ii) court fees and (iii) attorney's fees payable to outside lawyers hired by SPE Chuí in compliance with Clause 3.3.2, provided that evidenced by the Buyer to the Seller and that have not been refunded by the Seller to SPE under the terms of Clause 3.3.2.1.

3.3.2.       SPE Chuí's defense in the proceeding pertaining to the Contingent Asset, as identified in Clause 3.3 above, shall be, after the Closing, conducted by lawyers appointed exclusively by the Seller, and the Buyer and [Santa Vitória do Palmar] undertake to cause SPE Chuí to hire, for the conduction of such proceeding, only lawyers appointed in writing by the Seller. Each and every decision pertaining to the proceeding, including, without limitation, any judicial and/or extrajudicial settlement, shall be submitted to analysis and approval by the Seller, by means of Communication carried out under the terms of Clause 13.

3.3.2.1. The costs pertaining to the provision of legal services by the lawyers appointed by the Seller shall be fully and exclusively borne thereby, and shall be reimbursed by the Seller to SPE Chuí within 15 (fifteen) business days from the payment thereof by the latter. In order to be entitled to the reimbursement, the Company and the Buyer shall send to the Seller, on a monthly basis, an hours and billing report drafted by the lawyers hired, describing the activities effectively performed, which shall be approved by the Seller prior to the payment.

3.3.2.2.       The Seller shall make a statement on the subject notified by the Buyer and/or by [Santa Vitória do Palmar] within 30 (thirty) calendar days, under penalty of the request object of the notification being deemed approved. The implicit approval may never take place in the event the Seller makes a statement contrary to the notified subject.

3.3.3.       The Buyer and [Santa Vitória do Palmar] undertake to provide, and cause SPE Chuí to provide, the lawyers hired in compliance with Clause 3.3.2 with each and every information, material, document and/or instrument, including the granting of powers-of-attorney, as required for the appropriate conduction of the proceeding pertaining to the Contingent Asset.

3.3.4.       The Buyer and/or [Santa Vitória do Palmar] shall submit or order SPE Chuí to submit, report of procedural information to the Seller every 3 (three) months from the Signature Date, and inform the Seller of the occurrence of any relevant procedural development.

3.3.5.       Notwithstanding the provisions of Clause 3.3.4 above, the Buyer and/or [Santa Vitória do Palmar], shall, within 10 (ten) calendar days after Communication sent by the Seller, arrange for the Seller to have full access to every document and information required to monitor and calculate the Contingent Asset.

CLAUSE 4. PAYMENT.

4.1.       Payment of the Purchase Price. The Purchase Price shall be paid by the Buyer to the Seller in two installments, as indicated below:

(i)	The first installment is equal to 5% (five percent) of the sum of the Purchase Price (restated as established by Clause 3.2 above), shall be paid within 3 (three) Business Days as from the Signature Date ("First Installment"); and

(ii)	The second installment shall be equal to the Purchase Price restated as established by Clause 3.2 above, minus the First Installment, and shall be paid on the Closing Date ("Second Installment").

4.1.1. The payment of the First Installment shall be made irrevocably and unconditionally and without the right to any reimbursement from the Seller to the Buyer, even if the Closing and Full Liquidation are not fulfilled, except if due to malicious and/or negligent act performed by the Seller with aims of preventing the Closing and Full Liquidation, case in which the Buyer may seek reimbursement. The payment of the First Installment does not affect the Seller's right to seek appropriate reimbursement due to occasional damages and/or losses caused by the non-fulfillment of the Full Liquidation resulting from fault or willful misconduct of the Buyer.

       4.1.2. The payment of the First and Second Installments shall be made by deposit on the current account indicated below:

Holder: Centrais Elétricas Brasileiras S.A. – Eletrobras

Banco do Brasil

Branch 3064-3

Checking Account 502000-X

CNPJ Eletrobras: 000011800002-07

The depositor’s CNPJ shall be the identification code.

[Note: In the case of Lot “1”, the payment of the Installments shall be made by deposit in the current account indicated above and in the current account held by Brave Winds indicated below, pro rate to the equity interest held by each of the Sellers:

Holder: Brave Winds Geradora S.A.

Bank: Bradesco

Branch 03381

Checking Account 0002128-8

CNPJ Brave Winds 015.050.699/0001-71]

4.2.       Taxes. The Parties acknowledge that they shall be solely and individually responsible for the full and timely payment of each and every Tax under their responsibility levied upon, comes to be levied upon or arises from the Operation, under the applicable Law.

CLAUSE 5. CONDITIONS PRECEDENT.

5.1.       Conditions Precedent to the Obligations of the Parties. The Parties' obligation to fulfill the Operation is conditioned by the implementation or verification, as appropriate, by or on the Closing Date, of the following conditions precedent, which shall not be subject to the waiver of either Party ("Conditions Precedent of the Parties"):

(i)	[obtainment by the Buyer of CADE's Approval or non-cognizance of the Operation by CADE under the terms of art. 9, single §, of CADE Dissolution no. 2/2012, as provided for in Clauses 5.4 and 8]; and

(ii)	no applicable Law that prevents the fulfillment of the Operation should be in force or exist.

5.2.       Conditions Precedent to the Seller's Obligations. The Seller's obligation to fulfill the Closing is conditioned by the implementation or verification, as appropriate, by or on the Closing Date, of the following conditions precedent (without prejudice to the Seller's right to waive, in writing, in whole or in part, any such condition, provided that legally possible) (“Conditions Precedent of the Seller”):

(i)	the Buyer's representations and warranties appearing in Clause 9.3 shall be complete, accurate and true on the Closing Date; and

(ii)	no violation, by the Buyer, of the obligations and commitments undertaken thereby in this Contract has occurred; and

(iii)	obtainment, by Buyer, of the consent of every counterpart of the Contracts with Restriction Clauses for the implementation of the Operation, in compliance with the provisions of Clause 5.5. If the Buyer proves to the Seller that the request was made formally, without having obtained answer 15 (fifteen) days after the receipt by the counterpart, the Seller undertakes to commitment to, in support to the Buyer, employ its best efforts in order to obtain a statement from such counterpart.

5.4.       Compliance with the Condition Precedent Pertaining to CADE's Approval. In compliance with the provision of Clause 8, the Condition Precedent pertaining to CADE's Approval, as established in Clause 5.1(ii), shall only be deemed met after the following events::

(i)	the issuance of statement by CADE attesting to the no-knowledge of the Operation under the terms of art. 9, single §, of CADE Resolution no. 2/2012; or

(ii)	the issuance of specific certificate issued by CADE attesting to the lapse of the period of 15 (fifteen) days after the date of publication, in the official federal gazette, of the approval without restrictions of the Operation by CADE's General Superintendency, under the terms of Law no. 12,529, of November 30, 2011, as amended, without there having been a call up or filing of appeal by stakeholders to CADE's Court; or

(iii)	the publication of CADE's Court's final decision, in the official federal gazette, approving the Operation without restrictions, in the event that there has been refutation, call up or appeal by stakeholders, or approving the Operation with restrictions, in compliance with the provision of Clause 8.

5.5.       Fulfillment of the Condition Precedent Pertaining to Contracts with Restriction Clauses. The Condition Precedent pertaining to the obtainment, by the Buyer, of the consent of every counterpart of Contracts with Restriction Clauses, under the terms of Clause 5.2(iii), shall only be deemed met if, regarding each of the Contracts with Restriction Clauses:

(i)	the Buyer submits to the Seller the document through which the respective counterpart has stated their consent to the implementation of the Operation, including, without limitation, the transfer of Shares to the Buyer; or, alternatively;

(ii)	the Buyer proves the early discharge, assumption of the debit (with the consent of the respective counterpart) or the adoption, by the Buyer, of other measures so as to avoid the imposition of penalty or another adverse effect to the Companies and/or to the Seller, as appropriate, due to the fulfillment of the Operation.

5.5.1.       Except if otherwise agreed between the Parties, the Buyer send to the counterparties of the Contracts with Restriction Clauses, within 20 (twenty) calendar days from the Signature Dados, a request for the consent to the fulfillment of the Operation.

5.5.2.       The responsibility for submitting and monitoring the request to be sent to the counterparties of the Contracts with Restriction Clauses, as well as for the adoption of any measures required to the fulfillment of the Operation without adverse effects to the Companies and/or to the Seller arising from the Contracts with Restriction Clauses, as appropriate, shall fall on the Buyer, which shall keep the Seller and the Companies informed of the developments of the respective requirement.

5.5.3.       The Buyer shall bear with all the costs and expenses required for the obtainment of the consent of the counterparties of the Contracts with Restriction Clauses.

5.5.4.       The Companies hereby undertake to cooperate fully and timely with the Seller and with the Buyer for the obtainment of the consent of the counterparties of the Contracts with Restriction Clauses, including the provision of any information essential for the obtainment of the respective consent.

5.5.5.       The obtainment of the consent of the counterparties of the Contracts with Restriction Clauses constitutes ordinary risk of this Contract, consisting of future and uncertain fact, whose risk falls exclusively on the Buyer, without right to any restatement or change of the Purchase Price, even if the respective counterparties do not consent to the implementation of the Operation.

5.5.6.       The Buyer shall bear with every encumbrance and risk arising from occasional lack or refusal of consent, as well as the occasional termination, penalty or compensation arising from the Contracts with Restriction Clauses, including, without limitation, those that occur due to occasional impossibility to meet the period of notice of the Contracts with Restriction Clauses that have private entities as counterpart or those arising from the Contracts with Restriction Clauses that have members of the direct or indirect Public Administration as counterpart.

5.5.6.1. Occasional applications of penalties and compensations to which the counterparties of the Contracts with Restriction Clauses may be entitled to due to the implementation of the Operation must be paid by the Buyer directly to the respective counterpart or reimbursed to the Seller, should the Seller exceptionally bear with any payment of this kind, within 5 (five) days from the submission of Communication by the Seller to the Buyer, without any right to restatement or change, in any way, of the Purchase Price.

5.5.7.       As from the Closing, the Seller shall be exempt from each and every responsibility and/or obligation arising from the Contracts with Restriction Clauses, and the Buyer shall hold the Seller harmless from each and every Loss pertaining to the Contracts with Restriction Clauses, under the terms of Clause 11.2(iii).

5.6.       Fulfillment of Conditions Precedent. Each Party undertakes to take every measure and perform every action required to implement the Conditions Precedent, as soon as possible from the Signature Date. Each Party may follow the measures taken by the other regarding the implementation of the Conditions Precedent. Each Party undertakes to keep the other informed of the fulfillment of the Conditions Precedent, providing, upon reasonable request, copy of the documents required to prove the fulfillment of the Conditions Precedent.

5.7.       Notification of Fulfillment. Without prejudice to the other terms provided for in this Agreement for the notification of the other Party pertaining to the fulfillment of the Conditions Precedent and the right of any of the Parties to notify, at any time, the other Party of the effective fulfillment of the Conditions Precedent, each of the Parties shall notify the other Party of the fulfillment of the Conditions Precedent provided for in Clause 5 within 2 (two) Business Days from the effective verification or satisfaction of the Condition Precedent.

CLAUSE 6. CLOSING.

6.1.       Closing. The Parties undertake to complete the following Closing acts, which shall be performed at the head office of the Company, within 3 (three) Business Days as from the date when the fulfillment or waiver is verified, in writing, in whole or in part (provided that legally possible), of every Condition Precedent, or on another date or place the Seller may establish based on (i) decision of the Seller's Management and/or (ii) requirement, in writing and duly reasoned, from the Buyer (date when the Closing takes place, hereinafter referred to as “Closing Date”):

(i)	the Buyer shall make the payment of the Second Installment to the Seller, observing the provisions of Clauses 3 and 4;

(ii)	the Seller shall demonstrate to the Buyer the absence of Encumbrances on the Shares, [except for the Encumbrances arising] [from the financing contracts that may have shares issued by SPE held by the Seller given as guarantee, which shall be specifically indicated in this Contract][and the Shareholders' Agreements], by means of the submission of the respective Companies' Shares Register Books;

(iii)	the Parties shall sign, execute and implement every document or act required or convenient under the terms of the applicable Law for the effective transfer of ownership of the Shares to the Buyer, including the signature of the respective terms drawn up in the Companies' Registered Share Transfer Books;;

(iv)	the Seller shall deliver to the Buyer the waiver letters of the Companies' administrators appointed by the Seller, pursuant to the template included in Annex 6.1(iv);

(v)	[the Buyer shall sign the adhesion terms to the Companies' Shareholders' Agreements, in the form of Annex 6.1(vi)];

(vi)	[The credits held by the Seller against the Companies resulting from Advance Payment for Future Capital Increase made before the Base Date existing on the Closing Date, indicated in Attachment 9.1.3., shall be assigned to the Buyer without any additional costs, considering that such credits have already been taken into account for the calculation of the Purchase Price]; and

(vii)	the Parties shall sign a closing term certifying that: (a) every representation and warranty provided by such Party is true, complete and accurate on the Closing Dados, except with regard to (x) amendments in the representations and warranties provided by the Seller in the Normal Course of the Companies' Business, which shall be expressly identified in the closing term, and (y) representations and warranties pertaining to a specific date that shall be complete, accurate and true on such specific date; (b) the Conditions Precedent under the responsibility of such Party have been duly fulfilled or, as appropriate, waived by the other Party; and (c) every obligation that should have fulfilled by the respective Party by the Closing date have been fulfilled, including the obligations listed in Clauses 7.4 and 7.5; and

(viii)	the Buyer shall formalize its capacity of guarantor to the Seller as counter-guarantee to the guarantees provided by the Seller and/or its Affiliated Companies in the scope of the Companies' operations.

6.2.       Concurrence of Acts. Every Closing act, as described in Clause 6.1, shall be deemed as performed simultaneously. In this regard, no act or obligation shall be deemed as performed or fulfilled until every other act provided for in Clause 6.1 has been performed and fulfilled.

6.3.       Commitment to Formalize the Closing. The Parties undertake to sign and deliver all other instruments or documents and to perform any other acts required for the formalization of every operation provided for in this Contract, every filing, annotation and record that may be required.

6.4.       Target Closing Date. The Parties undertake to employ their best efforts so the Closing takes place by December 11th (eleventh), 2020 ("Closing Target"), and the Parties shall be entitled, by mutual agreement, not to execute the Closing on a date prior to the Closing Target. If, however, the date established herein is exceeded due to the delay in the implementation of every Condition Precedent, the Closing shall, once again, be regulated according to Clause 6.1 of the Contract.

CLAUSE 7. ADDITIOINAL OBLIGATIONS.

7.1.       Preservation of Structures and Competitive Conditions until the Obtainment of CADE's Approval. Until the final decision of CADE's Approval or the obtainment of non-cognizance of the Operation by CADE, in compliance with Law no. 12,529/11, being forbidden any transfer of assets and any type of influence between the Buyer, on one side, and the Seller and the Companies, on the other, which shall also comply with the restrictions and care required for the exchange of information, undertaking, in the scope of this Operation, to keep their physical structures and competitive conditions unchanged.

7.2.       Performance of the Companies' Activities until the Closing Date. The Seller undertakes, during the period between the date hereof and the Closing Date applicable ("Transition Period"), to cause the Companies to perform their activities in their normal course, in a manner substantially equal and consistent with the way they had been performed until the signature of this Contract (without prejudice to the provisions of Clause 7.5 below).

7.3.       Costs. Except if otherwise expressly provided for in this Contract or agreed upon, in writing, between the Parties, all the costs and expenses, including fees and expenses of attorneys, advisers and auditors, incurred with regard to this Contract and the operations covered herein shall be paid by the Party that incurs in such costs and expenses, regardless of the fulfillment of the Operation provided for in this Contract.

7.4. Relevant Information. During the Transition Period, the Seller shall cause the Companies to promptly inform the Buyer of any acts, facts, events and/or occurrences that may cause a negative impact in the ordinary course of their business, including, without limitation, claims pertaining to assets, notifications of Government Authorities, counterparties of relevant contracts and financial institutions, as well as any communications, summons and/or subpoenas pertaining to any investigation, inquiry, case, arbitration or administrative or judicial proceeding.

7.5.       Upon the occurrence of any of the situations provided for in item 7.4, the Seller undertakes to cause the Companies to submit to the Buyer, within 7 (seven) calendar days from the provision, by the Companies, of a report that indicates occasional accounting, financial and corporate effect arising from the acts or facts informed, and access to the offices and other facilities and properties of the Companies may be allowed by the Seller to the Buyer and the representatives thereof, provided that requested with a minimum 2 (two) Business Days' notice, with the purpose of checking the records relating exclusively to the event.

7.6.       Change of Registrations. The Buyer shall, or shall cause each Company to, within up to 90 (ninety) calendar days from the Closing Dados: (i) update every record, registration and register of the Company where the Seller or Individuals related thereto appear, including the Administrators elected or appointed by the Seller, so as to reflect the new shareholding structure and administration of the Company; and (ii) replace the Seller and every Individual related thereto, including the Administrators elected or appointed by the Seller, in such records, registrations and registers. The Buyer shall provide, or shall cause the Companies to provide, within the period referred to above, the Seller with the supporting documents to evidence the compliance with the provision of this clause.

7.6.1. The failure to comply with the period referred to in the Clause above for the replacement of the records, registrations and registers of the Companies shall expose the Buyer to the payment of daily fine to the Seller in the amount of R$ 10,000.00 (ten thousand reais), per day of delay upon the expiration of the 90 (ninety) days, until the obligation is fulfilled.

7.7. Guarantee Replacement. The Buyer shall arrange, within 365 (three hundred and sixty-five) days after the Closing, the replacement or release of each and every guarantee provided by the Seller and/or its Affiliated Companies in the scope of the Companies' operations.

7.7.1. If the respective creditor or beneficiary contractual counterpart of the guarantee ("Counterparties") does not agree with the replacement referred to in Clause 7.7 above (which shall be evidenced by the Buyer through the submission to the Seller of the notifications sent to the respective Counterparties, as well as copies of every communication held between the parties) within 365 (three hundred and sixty-five) days or, yet, if any of the guarantees provided by the Seller to the Companies in favor of third parties is enforced by the Counterparties, whether in whole or in part, before the period referred to in the previous item, the Buyer, without prejudice to the obligation to keep providing new guarantees and/or alternatives for credit enhancement to such Counterparties in the attempt to comply with the obligation mentioned in the previous item in a full and timely manner, shall (i) pay to the Seller, on a monthly basis, on the 5th business day of each month due, by way of compensation for the guarantee or financial support provided by the Seller in such contracts and pending full replacement by the Buyer, the amount of 1% (one percent) per month of the total value guaranteed by the Seller under the terms of each respective contract and derivative instruments and, also, (ii) offer counter-guarantee to the Seller, with the same terms, values and conditions of such guarantee, and the Seller may accept or not the counter-guarantee reasonably proposed, and it is hereby assured that, if the counter-guarantee is not accepted 2 (two) time, the Buyer shall, within thirty days, submit surety letter issued by financial institution authorized by the Brazilian Central Bank and rated between the first and second levels that is, “A” and “B” in the long-term rating scale of, at least, one of the following risk rating agencies: Fitch Ratings, Moody’s or Standard & Poors, without prejudice to the payment provided for in the subitem above, and may present new counter-guarantees that fully meet the periods, amounts and conditions of such guarantee provided by the Seller in lieu of the surety bond provided.

7.7.2. If, within 365 (three hundred and sixty-five) calendar days from the Closing date of this Agreement, it is not possible to replace and/or cause the replacement of the Seller in the financing contracts and other obligations, financial or otherwise, of the Companies, in which the Seller provides surety, is co-obliged and/or provide any other form of guarantee or financial support, under the terms of Clause 7.7.1 above, the Buyer shall, in the 30 (thirty) subsequent calendar days, make or cause the Company to make the full advance payment of such contract and/or terminate under the terms provided for in such contracts, without any encumbrance arising therefrom to the Seller, and thus releasing the guarantee or financial support provided by the Seller.

CLAUSE 8. APPROVAL OF THE OPERATION BY CADE.

8.1.       Notification. Provided that the Seller and the Companies have provided the information requested by the Buyer under the terms of this Clause 8.1, the Buyer shall submit the Operation to analysis by CADE within 20 (twenty) calendar days from the Signature Date, requesting [the non-cognizance of the Operation by CADE under the terms of art. 9, sole §, of CADE Resolution no. 2/2012] OR [the approval of the Operation by CADE]. The Buyer shall be responsible for the drafting, submission and follow-up of the request to be submitted to CADE. The Seller shall provide to the Buyer in a timely manner any information required to draft the request and/or other information that may be requested by CADE. The Seller may participate or follow the request, at its expenses, by attorneys of its choice.

8.2.       Costs; Payment of CADE's Fee. Each Party shall be responsible for the payment of the fees of their respective attorneys hired to assist in the process of submission of the Operation to CADE's approval. The Buyer shall pay the fee for the protocol of the request for submission of the Operation to CADE.

8.3.       Restriction or Non-Approval of the Operation. In the event that CADE conditions the approval of the Operation to the amendment of any term or condition established in this Contract or to the compliance with measure that will entail Loss to any of the Parties, the Parties may negotiate the amendments required for the approval of the Operation or the new submission thereof, as appropriate, except no Party shall be required to accept any amendment to the terms and conditions established in this Contract with the purpose of obtaining CADE's Approval, case in which this Contract may be terminated by the affected Party, under the terms of Clause 12.1(iv).

CLAUSE 9. REPRESENTATIONS AND GUARANTEES.

9.1.       Representations and Guarantees of the Seller. The Seller shall provide to the Buyer, for all intents and purposes of this Contract, the representations and guarantees described in this Clause 9.1, which are true, of this Contract, the representations and guarantees described in this Clause 9.1, which are true as of the Signature Date, except for representations and guarantees referring to a specific date that are true, correct and complete as of the date to which they refer.

9.1.1.       Existence and Legality of the Seller. The Seller is a government-controlled corporation, duly incorporated, validly existing in accordance with the laws of the Federative Republic of Brazil, which is in good standing in accordance with applicable laws and has full legal capacity to hold, own and dispose of its assets and goods and to conduct its Business as currently conducted.

9.1.2.       Binding Effect. In compliance with the provisions of Clause 5, this Contract and any other document and instrument required for the fulfillment of the Operation constitute legal, lawful, valid and binding obligations of the Seller, enforceable according to its terms and conditions.

9.1.3.       Ownership of and Lack of Burden on Shares. Except as provided for in this Contract, in the Shareholders' Agreements, [and in the financing contracts that may have shares issued by SPE held by the Seller, given as guarantee, which shall be specifically indicated in this Contract] (a) the Seller is the legitimate owner and holder of the Shares, with everything they represent, including the right to Distributions and any other rights granted thereto; and (b) the Shares have been duly and validly issued, are fully paid and a free and clear of any Burden;; and (c) there are no third parties holding other rights for the acquisition of the Shares or securities of any other company that, if exercised, may grant to their respective holders rights to the acquisition of the Shares. There are no advance payments for future capital increase or loans of the Seller to the Companies[, except for those indicated in Annex 9.1.3., which shall be assigned by the Seller to the Buyer upon the Closing act].

9.2.       Sole Representations and Guarantees of the Seller. The representations and guarantees provided in this Agreement are the only representations and guarantees provided by the Seller and, in addition to such representations and guarantees, there is not, and the Seller shall not provide, whether expressly or implicitly, any other representation and warranty, for whatever reason, including with regard to: (i) the Companies or their respective assets, liabilities, operations, activities or prospects; or (ii) any information regarding the Companies supplied or provided to the Buyer and its representatives.

9.3.       Representations and Guarantees of the Buyer. The Buyer provides to the Seller, for all intents and purposes of this Contract, the representations and guarantees described in the clauses below, which are true, correct, complete and accurate as of the Signature Date.

9.3.1.       Existence and Legality. The Buyer is a duly organized company, validly existing in compliance with the Laws, is in good standing according to the applicable Laws and has full legal capacity to hold, own and dispose of its properties and assets and to perform its activities as currently performed.

9.3.2.       Capacity and Authorization. The Buyer has full capacity to enter into the Contract, comply with obligations undertaken therein and fulfill the Operation provided therein. The signature and performance of the Contract by the Buyer, and the fulfillment of the Operation covered in this Contract, have been duly authorized by every act required from third parties, except for the approvals, authorizations, consents or Communications required from third parties (including Governmental Authorities), as provided for in this Contract. The Individuals that represent the Buyer at the signature of this Contract have sufficient powers for such.

9.3.3.       Governmental Authorization. The signature of this Contract, the performance of each and every of its obligations and the fulfillment of the Operation covered in this Contract by the Buyer does not depend on any measure, authorization, action, approval, consent or statement of any Governmental Authority, except as expressly provided for in this Contract.

9.3.4.       No Violation. The signature of this Contract by the Buyer, the performance of each and every of its obligations and the fulfillment of the Operation covered in this Contract: (i) do not violate or are in conflict with the corporate and/or incorporation documents of the Buyer and regulations which the Buyer is subject to; (ii) do not violate or are in conflict with any Law, license, permit or order of any Governmental Authority applicable to the Buyer, or which the Buyer or any of its properties or assets are subject to or bound by, except for the approvals, authorizations, consents and Communications required from third parties (including Governmental Authorities) according to this Contract; and (iii) do not violate or are in conflict with, or result in noncompliance, acceleration of or right to terminate, any contract or instrument of which the Buyer is a party, or which any of its properties or assets are subject to or bound by, except for the approvals, authorizations, consents and Communications required from third parties (including Governmental Authorities), as provided for in this Contract.

9.3.5.       Binding Effect. In compliance with the provisions of Clause 5, this Contract and any other document and instrument required for the fulfillment of the Operation constitute legal, lawful, valid and binding obligations of the Buyer, enforceable according to its terms and conditions. There is no judicial or arbitral procedure or investigation (to the extent that the Buyer has been served or notified in writing) involving any Governmental Authority that, in case of adverse decision, could affect the Buyer's capacity to perform its obligations arising from this Contract.

9.3.6.       Financial Capacity. The Buyer has financial capacity to fully perform every obligation undertaken in this Contract, including the payment of the Purchase Price and the replacement of guarantees, and shall have sufficient resources to make the payment thereof on the Closing Date.

9.3.7.       Sophistication of the Buyer. The Buyer and the group it belongs to are experienced and sophisticated investors and have full knowledge of the electric power industry and the operations and activities of the Companies and of the applicable Laws, including standards and regulations issued by ANEEL, Central Bank of Brazil and/or other Governmental Authorities, and may not claim ignorance of any Law, and undertake full responsibility for the obligations and limitations arising from Laws that may be edited by Governmental Authorities. The Buyer's decision to enter into this Contract and contract the Operation has been made by the Buyer from its own analyses and at its own account, risk and expenses, based on the information about the Companies deemed necessary to its analysis.

9.4.       Base for the Purchase and Sale. The Buyer recognizes and expressly agrees that the Purchase Price has been adjusted taking into account the condition of "closed gate" or "as is" of the Companies, without the Seller making any statement or providing any guarantee pertaining to the Companies or their respective assets, liabilities, operations, activities or prospects. Therefore, the Seller shall have no liability to the Buyer or the Companies for any loss resulting from any obligation, liability, debt, contingency or responsibility of the Companies, whether known or otherwise, even if resulting from act, fact, action or omission practiced or occurred in the period prior to the Closing. Furthermore, except as expressly provided for in Clause 3.3 of this Agreement, there shall be no adjustment, amendment, revision, readjustment or discount on the Purchase Price under no circumstance, regardless of the state in which the Companies and their assets are found on the Closing Date.

CLAUSE 10. CONFIDENTIALITY.

10.1.       Confidentiality. Each of the Parties undertakes to keep, and cause their Affiliated Companies and the Administrators thereof to keep each and every Confidential Information of the Companies or the other Party secret, except in relation to any Confidential Information that: (i) is of public knowledge; (ii) becomes public knowledge, provided that not as a result of noncompliance, by such Party, of the confidentiality obligations provided for herein; or (iii) is legally acquired by such Party from another source without breaking the Law or confidentiality obligations.

10.1.1.       If any Party, or one of its Affiliated Companies or Administrator, is obliged, as required by Law or by competent Governmental Authority, or stock market or organized over-the-counter market where its securities or negotiated bonds are, to disclose any Confidential Information, such Party, or Affiliated Company or Administrator, may do it, without allowing for indemnities or charges, and shall, in this case: (i) provide only part of the Confidential Information whose disclosure is required; (ii) employ every reasonable effort to ask who requested such Confidential Information to apply confidential treatment for such Confidential Information; and (iii) immediately notify the other Party that the disclosure of a Confidential Information has been made and the content and extent of the Confidential Information disclosed.

10.1.2.       Furthermore, the following shall not constitute violation of the confidentiality obligation provided for in this Clause 10: (i) the disclosure of Confidential Information to the Administrators or Affiliated Companies of any of the Parties or their respective Administrators and employees who need access to the respective Confidential Information; (ii) the disclosure of Confidential Information to ANEEL, CADE and/or other Governmental Authorities, for the purposes provided for in this Contract, and the Parties shall, to the extent possible, employ every reasonable effort to request confidential treatment for the Confidential Information disclosed; and (iii) the disclosure of Confidential Information allowed in the terms of this Clause 10 or consented by the holder of the Confidential Information.

CLAUSE 11. INDEMNIFICATION.

11.1.       Limited Liability. In compliance with Clause 9.4, the Seller and its Affiliated Companies, including their respective Administrators, employees and representatives, shall have no liability, under any circumstance and for whatever reason, in whole or in part, individually, jointly and/or severally, to any Individual, for any act, fact, action or omission relating to the Companies or their respective Administrators, even if performed or occurred before the Closing Date, as well as for any active lack of substance, passive supervenience and/or contingency of any nature of the Companies, regardless of them having been mentioned and/or identified or not during the legal audit conducted in the Companies, or have been provided for or not in the Companies' financial statements, whether or not mentioned in the Call Notice, in the reports drafted by the advisors hired by the Buyer and/or in any other material provided by the Companies and/or by the Seller, including the documents provided for the purposes of assessment by the Buyer in the Virtual Information Room (as defined in the Call Notice), or by the sufficiency and/or completeness of any such information, thus holding them harmless, under any circumstance and for whatever reason, in whole or in part, individually, jointly and/or severally, for any direct, indirect Losses and/or loss of profits incurred by any Individual. Due to the provisions of this Clause, the Buyer and its Affiliated Companies, as well as their respective successors, Administrators, employees and representatives, may not claim any indemnification against the Seller or the Affiliated Companies thereof, as well as their respective Administrators, employees and representatives, for any Loss resulting from any act, fact, action or omission relating to any Company, regardless of known or not, disclosed or not, occurred at any time, including before the Closing Date.

11.2.       Indemnification Obligation of the Buyer. The Buyer irrevocably and unconditionally undertakes to, under the terms of this Contract, defend, indemnify, reimburse and hold the Seller harmless against each and every Loss incurred by an Indemnifiable Party of the Seller resulting from:

(i)	any violation, noncompliance, falsehood or inaccuracy of the representations or guarantees provided by the Buyer;

(ii)	any noncompliance with obligation or commitment expressly undertaken by the Buyer in this Contract, in compliance with the provision of Clause 12; or

(iii)	any act, fact, action or omission relating to any Company, known or not, disclosed or not, occurred at any time, including before the Closing Date.

11.2.1.       The indemnification right provided for in Clause 11.2 above: (i) does not exclude other judicial or extrajudicial remedies and measures, occasionally applicable in favor of the Seller; (ii) is not subject to any limitation of value; and (iii) shall remain in force until the date when, according to the applicable Law, each and every obligation, liability and contingency that could give cause to an indemnification in favor of the Seller under the terms of this Contract are fully barred by the statute of limitations.

CLAUSE 12. CONTRACT EXPIRATION.

12.1.       Termination Events. This Contract may only be terminated until the Closing Date, in any of the following cases:

(i)	by the Seller, by sending a Communication to that end to the Buyer, in case of default, by the Buyer, of any of its obligations and commitments undertaken under the terms of this Contract, provided that not remedied within 90 (ninety) days from the notification of noncompliance sent by the Seller;

(ii)	by any Party, by sending a Communication to that end to the other Party, if the Conditions Precedent are not all met within 365 (three hundred and sixty-five) calendar days from the Signature Dados, provided that every act under the Buyer's responsibility with the purpose of executing the Conditions Precedent have been demonstrably carried out within 60 (sixty) calendar days from the signature of this Contract;

(iii)	by any Party, by sending a Communication to that end to the other Party, if any Governmental Authority definitively prevents or rejects, the execution of the Agreement, with the exception that the Buyer may not terminate the Contract if such rejection results from facts or circumstances pertaining to or caused by the Buyer or its Affiliated Companies, even if indirectly;

(iv)	by the Party affected by CADE’s decision, by sending a Communication to that end to the other Party, under the terms of Clauses 5.4 and 8.3. CADE’s decision, In the event of Contract termination due to the exercise of the option set forth in Clause 8.3, the Party affected by CADE's decision that chose not to comply with the amendment of the terms and conditions established in this Contract with the purpose of obtaining CADE's Approval and requested the termination hereof shall be subject to the payment of Non-Compensatory Fine to the other Party, calculated under the terms of Clause 12.3 below; or

(v)	by the Seller, by proposal of the Alienation Commission (as established in the Call Notice) for reasons of public interest arising from duly substantiated supervening fact, relevant and sufficient to justify the termination.

12.2.       Consequences of the Termination. If this Agreement is terminated pursuant to Clause 12.1, all obligations of the Parties shall be deemed terminated without any payment or compensation being due and without any other liability of one Party to the other Party, including the reimbursement by the Seller to the Buyer of the First Installment, with the only exception of the provisions of Clauses 4.1.1, 12.3 and 12.4.

12.3.       Non Compensatory Fine. In the event that the termination of this Contract arises from the noncompliance of obligation by the Buyer or due to failure to verify any Precedent Condition by fact or circumstance directly or indirectly related to the Buyer or its Affiliated Companies, the Buyer shall be subject to the following sanctions that may accumulate:

(a)	Non-compensatory fine, in favor of the Seller, corresponding to whichever is greater between: (i) ten percent (10%) of the Purchase Price; or (ii) the total difference between the Purchase Price and the amount offered by the bidder who, in compliance with the approved classification order, acquires the Shares of such SPE;

(b)	[Temporary suspension of the right to take part in bids and impediment to contract with the Seller and with any companies which are part of their economic group].

12.3.1.       The non-compensatory fine referred to in Clause 12.3(a) above and any occasional indemnifications, compensations or payments due by the Buyer to the Seller may be deducted from any invoice or existing credit, at any time, in the name of the Buyer to the Seller, or charged in arbitration procedure, pursuant to Clause 14.11 below, if the value of the occasional credits is not enough to settle the entirety of the Buyer's obligation to the Seller.

12.4.       Effects of the Termination. In any case of termination of this Contract, pursuant to this Clause 12, every term, condition and clause of this Contract that, due to its nature or by express provision, should remain in force, shall remain valid and effective even after the termination of this Contract, particularly the provisions of Clause 10, this Clause 12 and Clause 14.

CLAUSE 13. COMMUNICATIONS.

13.1.       Method and Addressing of Communications. Each and every Communication shall be made in writing and delivered personally, by post, by means of: (i) registered letter with return receipt: (ii) renowned courier service, with mail tracking system and receipt protocol; or (iii) electronic mail (email), in the address and to the representatives below:

If for the Seller:

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

Avenida Presidente Vargas, nº 409, 12º andar

At.: Mr. [●]

Tel.: [●]

Electronic mail: [●]

If to the Buyer:

[●]

[address]

At.: [●]

Tel.: [●]

Electronic mail: [●]

13.1.1.       The Parties may, at any time, change addresses, representatives and addressees to which Notices shall be sent or replicated by means of a Notice to the other Party to be made under this Clause 13.

CLAUSE 14. GENERAL PROVISIONS.

14.1.       Cooperation. The Parties undertake to perform, or cause all the acts, to be performed, and make, or cause all arrangements to be made, as required under the terms of the applicable Law, for the faithful compliance with this Contract.

14.2.       Penalty. Without prejudice to the provisions of Clause 12.3, any payment due by the Buyer under the terms of this Contract that is not made within the period established in this Contract shall subject the Buyer to the payment of the amount adjusted based on the positive variation of the SELIC rate as from the date scheduled for the payment until the date of the effective payment, increased by interest on arrears of 1% (one percent) per month, and fine of 2% (two percent) on the adjusted value, without prejudice to any other measure or right applicable with regard to the default.

14.3.       Binding Effect; No Third-Party Beneficiaries. This Contract is entered into on an irrevocable and irreversible basis and shall be binding on all Parties who sign it and their respective legal successors and permitted assignees. This Contract is for benefit of the Parties and their respective successors only and shall not inure to the benefit of any third party or grant to any Individual other than one of the Parties and their respective successors any rights or remedies according to this Contract.

14.4.       Specific Performance. The Parties agree that the assignment of losses and damages, even if due and established in accordance with the Law, may not constitute appropriate and sufficient compensation for the non-execution of the obligations established in this Contract. The specific performance of any obligations contained herein may be required by the creditor of an obligation, under the terms of Articles 493, 497, 500, 501, 536 and 537 of the Civil Procedural Code.

14.5.       Assignment. The rights and obligations established in this Contract may not be assigned by any Party without the prior written consent of the other Party.

14.6.       Severability of Provisions. The invalidity, illegality or unenforceability of any provision of this Contract shall not affect the other provisions herein, which shall remain in full force. The Parties shall negotiate the replacement of the provision deemed invalid, illegal or unenforceable for valid and enforceable provisions that have economic effects and relevant implications similar to those of the provision deemed invalid or unenforceable.

14.7.       Waiver. The failure, by any Party, to promptly claim, in whole or in part, any right or the fulfillment of any obligation, pursuant to the terms of this Contract, shall not constitute waiver of such right, which may be exercised, in the future, at any time. The rights and obligations provided for herein are cumulative to the exercise of any rights provided for by Law. In order to be valid, the waiver by any Party of any right provided for in this Contract shall be made by means of Communication to the other Party under the terms of Clause 13.

14.8.       Entire Agreement; Amendment. This Contract, along with the Call Notice, represents the entire agreement between the Parties pertaining the Operation, and, except for the Call Notice, repeals and replaces every negotiation, offer and covenant, oral or written, made prior to the Signature Date with relation to the object of this Contract. This Contract may only be amended, changed or supplemented by means of written instrument signed by the Parties. In case of any conflict or divergence between this Contract and the Call Notice, the provisions of the Call Notice shall prevail.

14.9.       Compliance with the Applicable Law. The Buyer represents that, during the fulfillment of the obligations provided for in this Contract, is shall strictly comply with any applicable Law, including the applicable legislation against corruption, particularly the provisions of Law no. 12,846, of August 1, 2013, as amended, and shall also notify the Seller, at any time, of any supervening fact or circumstance that prevents the qualifying conditions, immediately after the occurrence thereof, in compliance with the Call Notice.

14.10.       Applicable Law. This Contract is, and shall be at any time, ruled and construed exclusively according to the laws of the Federative Republic of Brazil.

14.11.       [Dispute Settlement and Arbitration. The Parties and the Companies undertake to employ their best efforts to resolve any controversy or dispute arising from or related to this Contract and the annexes hereof, including, without limitation, any matter pertaining to the existence, validity, fulfillment and termination hereof ("Conflict"), in good faith, through confidential negotiations between the Parties and the Companies within 5 (five) Business Days after the delivery of a written notification to the Parties, under the terms of Clause 13.1, on the existence of the Conflict ("Conflict Notification") The Conflict Notification and the answer shall include a statement of the position of each party and a summary of the arguments that support such position. Within 10 (ten) Business Days from the date of the Conflict Notification, the representatives of the Parties or Companies shall convene at a time and place mutually agreed by the parties, upon the submission of all requests for information from either party. If the Conflict is not settled within 30 (thirty) days from the sending of the Conflict Notification, it shall be finally and definitively resolved by arbitration, under the terms of Law no. 9,307, of September 23, 1996, as amended, to be initiated and processed by the Arbitration Chamber, according to the regulation thereof in force at the time the arbitration is initiated ("Regulation"), except where incompatible with this Clause 14.11.

14.11.1.       The arbitration shall be conducted by an arbitration court consisting of 3 (three) arbitrators, fluent in Portuguese, spoken and written, with the qualifications required in corporate matters of Brazil, and each party, claimant and defendant, shall appoint an arbitrator, according to the Regulation.

14.11.2.       The third arbitrator, which shall the president of the arbitration court, shall be appointed by the arbitrators appointed by the parties of the arbitration within 15 (fifteen) days from the acceptance of the position by the last arbitrator or, if this is not possible for any reason, by the President of the Arbitration Center. If each party fails to appoint their respective arbitrator, every member of the arbitration court shall be appointed by the President of the Arbitration Center, who shall appoint one of them to act in the capacity of president.

14.11.3.       The arbitration shall take place in the City of São Paulo, State of São Paulo, place where the arbitration award shall be handed down.

14.11.4.       The laws of the Federative Republic of Brazil shall be applied on the merits of the arbitration, being the arbitration court prohibited from judging in equity.

14.11.5 The official language of the arbitration shall be Portuguese.

14.11.6.       The Parties shall bear with the costs and expenses of the arbitration procedure, including the arbitrators' fees, in the proportion established by the arbitration court, according to the criterion of the loss of suit.

14.11.7.       The arbitration award shall be final, compelling, legally binding on the parties of the arbitration and the successors thereof.

14.11.8.       The filing of arbitration shall not harm nor delay the regular fulfillment of the other obligations provided for in this Contract, including any judicial execution pertaining to the net debt due. The court of the Judicial District of the City of Rio de Janeiro, in the State of Rio de Janeiro is hereby elected for the filing of possible writ of execution of extrajudicial deed addressed by Clause 14.11.8.

14.11.9.       The Parties may plead injunctive reliefs or urgent preliminary injunctions before the Judiciary before the constitution of the arbitration court. As from the filing thereof, every injunctive relief and urgent preliminary injunction shall be pleaded directly to the arbitration court, which may keep, revoke or change the measures previously required and/or granted by the Judiciary. With regard to injunctive reliefs or urgent preliminary injunctions, the central court of the Judicial District of the City of Rio de Janeiro, State of Rio de Janeiro is hereby elected. The arbitration award enforcement procedure may be proposed, at the discretion of the interested party, in the City of São Paulo, State of São Paulo, or in the judicial district of any domicile or where properties of any of the parties of the arbitration are located. The requirement for any legal action according to the terms provided above shall not be deemed as a waiver of the rights provided for in this Clause 14.11 or to the arbitration as the single method for the solution of the Conflict between the Parties.

14.11.10.       Before the execution of the arbitration term, the Arbitration Center may consolidate simultaneous arbitration procedures grounded on this Contract or any other instrument entered into between the Parties according to the Regulation. After the execution of the arbitration term, the arbitration court may consolidate simultaneous arbitration procedures, provided that such procedures are related to the same legal relationship and the arbitration clauses are compatible. The first arbitration court initiated shall be competent for the consolidation, and its decision shall be binding on the Parties.

14.11.11.       The Parties shall maintain the confidentiality of every arbitration element and shall not disclose to third parties the information provided or documents drawn up in the arbitration that are not in the public domain, or the evidence or materials created for the arbitration, or order or sentence handed delivered in the arbitration or arising therefrom, except, and to the extent that the disclosure is required (i) by operation of law or regulation, (ii) to protect or seek a legal right, (iii) to validate or challenge an order or sentence before a competent judicial authority, or (iv) to obtain assistance or legal counsel from legal, regulatory, financial, accounting advisors or the like.

14.11.12.       The Parties are fully aware of every term and effect of the arbitration clause hereby agreed upon and irrevocably agree that the arbitration is the only method of resolution of any Conflicts arising from this Contract.

14.11.13.       The Companies are expressly bound to the arbitration agreement for all purposes provided for in this Contract and in the applicable Law.]

[14.12. The Guarantors are expressly, irrevocably and unconditionally liable, as primary payers and joint and several debtors, regarding the fulfillment of each and every obligation of the Buyer established in the Call Notice and in this Contract, including, without limitation, the payment of the Purchase Price ("Secured Liabilities").

14.12.1.       For the purposes of articles 265 and 828 of the Civil Code, the Guarantors acknowledge and agree that are jointly and severally liable, to one another and to the Buyer, for each and every Secured Liability, expressly waiving the rights established in articles 333, sole paragraph, 364, 365, 366, 368, 821, 827, 830, 834, 835, 837, 838 and 839 of the Civil Code, as well as articles 130 and 794 of the Civil Procedural Code.]

And in witness whereof, the parties sign this instrument in 2 (two) counterparts of equal content, before the 2 (two) undersigned witnesses.

Rio de Janeiro, [●] [●], 2018.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

Name: ID:	Name: ID:

[BRAVE WINDS GERADORA S.A]

[Note: Only for Lot “A”]

Name: ID:	Name: ID:

[●]

Name: ID:	Name: ID:

As Consenting Intervening Parties:

[SPE 1]

Name: ID:	Name: ID:

[SPE 2]

Name: ID:	Name: ID:

Witnesses:

Name: ID:	Name: ID:

* * *

Annex 6.1 (iv)

Waiver Form

Rio de Janeiro, [●] [●], 201[8]

HAND DELIVERED

To

[SPE]

[●]

Ref.:        Waiver to the position of [member of the Board of Directors]/[Director] of the Company.

Dear Sirs,

I, [NAME], [nationality], [marital status], [occupation], holder of identity card no. [==] and registered with CPF/MF under no [==], residing and domiciled at [==], hereby submit my irrevocable and unconditional waiver to the position of [member of the Board of Directors]/[Director] of the [SPE], [identification] (“Company”), effective as of the date hereof.

This form is executed in 2 (two) counterparts of equal content and form.

Sincerely,

________________________________________

[NAME]

Received, agreed and granting also the full, public, general, unchangeable and irrevocable release with regard to any amounts that may be due by this [member of the Board of Directors]/[Director] of the Company by reason of the exercise of their position:

[SPE]

__________________________	__________________________
By: Title: Date:	By: Title: Date:

* * *

Annex 6.1 (vi)

Contract of Adhesion to the Shareholders’ Agreements

* * *

Annex 9.1.3.

List of Existing AFAC

Company	Date of AFAC	Credit Amount
[SPE]	[•]	[•]

* * *

Annex A

List of Contracts with Restriction Clauses

* * *

ANNEX 10 - Draft of the Share Purchase and Sale Agreement and Other Covenants – Lot 2

Call Notice to Eletrobras Auction 01/2019

Annex 17

Draft of the Purchase and Sale Agreement of Shares and Other Covenants

entered into

between

[Centrais Elétricas Brasileiras S.A. – Eletrobras]

as seller,

and

[●]

as Buyer,

and also,

[SPE 1]

[SPE 2]

[SPE 3]

as Consenting Intervening Parties

_______________________

date

[●] of [●] of 2020

________________________

SHARE PURCHASE AND SALE AGREEMENT OF AND OTHER COVENANTS

By this private instrument and in accordance with the law, between,

Centrais Elétricas Brasileiras S.A. – ELETROBRAS, publicly held corporation, with head office in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Presidente Vargas, no. 409, 12 andar, Centro, CEP 20.071-003, registered with CNPJ/MF under no. 00.001.180/0001-26, represented herein according to its bylaws (hereinafter referred to as “Buyer”);

[Note: For Lot “1”, the Sellers will be Eletrobras and Brave Winds.]

[Note: When applicable, in the case of purchase, by proxy, of shares held by Eletrobras Subsidiaries, the Sellers shall be the Subsidiaries, represented by Eletrobras, which shall sign the Contract. The power-of-attorney granting powers to Eletrobras shall appear as Annex to the Contract]

and

[●], [identification] (hereinafter referred to as “Buyer”);

Being the Buyer and the Seller also referred to, jointly, as "Parties" and, separately and independently, as "Party";

and, in the capacity of consenting intervening parties:

[SPE 1], [identification] (hereinafter referred to as “[SPE 1]”);

[SPE 2], [identification] (hereinafter referred to as “[SPE 2]”);

[SPE 3], [identification] (hereinafter referred to as “[SPE 3]”, being [SPE 1], [SPE 2] and [SPE 3] referred to jointly as “Companies” and individually and independently, as “Company”);

WHEREAS:

(vii)           the purpose of the Companies is the [generation/transmission] of electric power, under the terms of the respective Concession Contracts (as set out below);

(viii)          the share capital of [SPE 1] is, as of the date hereof, of R$[●] ([●]), divided into [●] ([●]) registered common shares, without par value, being the Seller, directly or indirectly, holder of [●] ([●]) issued common shares of [SPE 1], registered and without par value, fully subscribed and paid in, representative of [●]% ([●] percent) of the total share capital of [SPE 1] (“[SPE 1] Shares”);

(ix)             the share capital of [SPE 2] is, as of the date hereof, of R$[●] ([●]), divided into [●] ([●]) registered common shares, without par value, being the Seller, directly or indirectly, holder of [●] ([●]) issued common shares of [SPE 2], registered and without par value, fully subscribed and paid in, representative of [●]% ([●] percent) of the total share capital of [SPE 2] (“[SPE 2] Shares”);

(x)              the share capital of [SPE 3] is, as of the date hereof, of R$[●] ([●]), divided into [●] ([●]) registered common shares, without par value, being the Seller, directly or indirectly, holder of [●] ([●]) issued common shares of [SPE 3], registered and without par value, fully subscribed and paid in, representative of [●]% ([●] percent) of the total share capital of [SPE 3] (“[SPE 3] Shares” and, together with the [SPE 1] and [SPE 2] Shares, the “Shares”);

(xi)             the Shares have been object of alienation through competitive procedure established in the scope of Decree no. 9,188/2017, which Eletrobras joined on 03.28.2019, carried out on xxxx xx, 2019, in compliance with the Call Notice of Eletrobras Competitive Procedure no. 01/2019 ("Call Notice"), having the Buyer submitted the winning Economic Tender Proposal in the scope of such procedure; and

(xii)        subject to the terms, conditions and clauses below, the Seller wishes to sell the totality of the Shares to the Buyer and Buyer, in turn, wishes to purchase the totality of the Seller's Shares on the Closing Date ("Operation");

THEREFORE, the Parties agree to sign this Share Purchase and Sale Agreement and Other Covenants ("Agreement"), which shall be ruled by the following terms, conditions and clauses:

CLAUSE 1. DEFINITIONS.

1.4.      Defined Terms. For the purposes of this Contract and the annexes hereto, the terms that are not properly defined through other clauses of this Contract, shall have the meanings set out below:

Shares	has the meaning assigned thereto in the Recitals of this Contract.

Shareholders’ Agreements

means the following Shareholders Agreements of the Companies: (i) the Shareholders' Agreement of [SPE 1] signed between the Seller and [●], with the consent of [SPE 1], on [●]; (ii) the Shareholders' Agreement of [SPE 2] signed between the Seller and [●], with the consent of [SPE 2], on [●]; and (iii) the Shareholders' Agreement of [SPE 3] signed between the Seller and [●], with the consent of [SPE 3], on [●].

Administrators

pertaining to any Individual, means the administrators or members of such Individual: (i) appointed or elected under the terms of the applicable Laws and their respective bylaws/articles of organization or regulation; (ii) for the practice of administration or legal representation of such Individual; and (iii) regardless of the assignment applicable thereto and/or the administration body of which they are members.

Affiliated Companies

means, pertaining to an Individual: (i) their direct or indirect Controller; (ii) any other Individual who is directly or indirectly Controlled by such Individual; or (iii) any Individual under common Control with such Individual.

ANEEL	means the National Electricity Regulatory Agency.

ANEEL Approval	means the previous consent, by ANEEL, granted by official resolution, as provided for in ANEEL normative resolution no. 484, of April 17, 2012, pertaining to the fulfillment of the Operation.

CADE Approval	means the approval by final and unappealable administrative decision, by CADE, pertaining to the fulfillment of the Operation.

Government Authority	means any government, authority, autonomous agency, government body or other sector body (including Ministry of Mines and Energy – MME, ANEEL, National Electric System Operator – ONS and Chamber of Commercialization of Electric Energy – CCEE) public prosecutor's office, department, commission (including the Securities and Exchange Commission), councils (including CADE), stock market, bodies and any tribunal, arbitration court, foreign or national court, with jurisdiction over the Parties.

CADE	means the Administrative Council for Economic Defense.

Arbitration Chamber	means the [Arbitration and Mediation Centre of the Brazil-Canada Chamber of Commerce].

CNPJ/MF	National Registry of Legal Entities of the Ministry of Finance.

Civil Code	means Law no. 10,406, of January 10, 2002, as amended and in force.

Civil Procedural Code	means Law no. 13,105, of March 16, 2015, as amended and in force.

Companies	has the meaning assigned thereto in the recitals of this Contract.

Buyer	has the meaning assigned thereto in the recitals of this Contract.

Communications	means each and every communication provider for, resulting from and/or for the effect and purposes of this Contract, including notices, answers, requests, manifestations, notifications, summons and subpoenas between the Parties, whether judicial, extrajudicial or arbitral, which shall be carried out in accordance with the provision of Clause 13.

Conditions Precedent	means, collectively, the Conditions Precedent of the Parties and the Conditions Precedent of the Seller.

Conditions Precedent of the Seller	has the meaning assigned thereto in Clause 5.2.

Conditions Precedent of the Parties	has the meaning assigned thereto in Clause 5.1.

Conflict	means any controversy, litigation, issue, doubt or divergence of any nature, directly or indirectly relating to and/or resulting from this Contract involving the Parties or the Companies, as provided for in Clause 14.11.

Contract	means this Share Purchase and Sale Agreement and other Covenants, its respective annexes and occasional amendments.

Concession Contracts	means each of the following Concession Contracts of the Companies: (i) the [SPE 1] Concession Contract; (ii) the [SPE 2]; and (iii) the [SPE 3] Concession Contract.

Contracts with Restriction Clauses	means the contracts signed by the Companies that have clauses providing for the acceleration, mandatory termination, penalties or other adverse events for any of the Companies and/or for the Seller due to the implementation of the Operation, including the transfer of Shares to the Buyer, as listed in Annex A.

Parent Company	means, under the terms of articles 116 and 243 of the Stock Corporations Activities, the Individual, or group of Individuals bound by voting agreement, or under common control, that: (i) is entitled to partner rights that permanently assure them the majority of the votes in general meeting resolutions and the power to elect the majority of the administrators of another Individual; and (ii) effectively uses its power to control the corporate activities and guide the operation of the administrative bodies of another Individual. Terms such as "Control" and "Subsidiary" shall have analogous meaning to Parent Company.

Normal Course of Business	means the set of activities that, due to its nature, purpose or form of execution, is required to the fulfillment of the Companies' business purpose, taking into account the continuity of each of the Companies' activities in their usual levels and standards and without there being any interruption, provided that: (i) such activities are carried out in the normal and ordinary course, diligently, without any relevant change or interruption pertaining to the nature, means and purposes of their activities; and (ii) are consistent, by their nature, purpose and form of execution, with the market practices applicable to the entire industry the Companies operate in.

Base Date	means December 31, 2018.

Signature Date	means the signature date of this Contract.

Closing Date	has the meaning assigned thereto in Clause 6.1.

Base Financial Statements	means the Companies' financial statements of December 31, 2018.

Business Day

means any day, except for Saturdays, Sundays or holidays when commercial banks are authorizes by Law to remain closed, in the City of Brasília, Federal District and/or in the City of Rio de Janeiro, State of Rio de Janeiro.

Distribution	means any dividends, interest on own capital, capital decrease or other distribution or payment, in assets or cash, to the Seller due to its equity interest in the Companies' share capital (whether in cash, assets, shares or other securities).

Closing	means the fulfillment of the Operation, with the purchase and sale of all and no less than all of the Shares, under the terms and conditions of this Contract.

Confidential Information	means every non-public information and documents of confidential nature pertaining to the Operation, the Companies or Parties, including specific private information on the possible business strategy, operations, financial matter and other matters pertaining to the Companies or the Parties or their Affiliated Companies.

Law	means any law, bylaw, regulation, rule, official letter, determination, order, decision, judgment or requirement edited, enact, raised or imposed by any Government Authority.
Stock Corporations Act	means Law no. 6,404, of December 15, 1976, as amended and in force.

Full Liquidation

means the timely and full payment of the Selling Price of the Lot (as established in the Call Notice) by the Buyer to the Seller, through the performance of the Closing acts provided for in Clause 6.1.

Conflict Notification	has the meaning assigned thereto in Clause 14.11.

Encumbrances	means each and every encumbrance or liens that falls upon a specific property or right, including security interests, such as collateral, mortgage and antichresis, fiduciary alienation, usufruct, emphyteusis, third-party charges and, in relation to shares, quotas or other securities, any option, shareholders' agreement, partners' agreement, preemptive right, first bid right or right of first refusal.

Operation	has the meaning assigned thereto in the Recitals of this Contract.

Party or Parties	means the Seller and the Buyer, jointly or separately and independently.

Compensable Party of the Buyer	means the Buyer and its respective Administrators.

Loss	means any losses, damages (direct or indirect), fines, penalties, interest on arrears, inflation adjustment, costs and expenses, including attorney's fees, expert's fees and legal costs, effectively incurred and paid by the Individual in question, noted that loss of profits is not included in the definition of Loss (and is expressly excluded from any indemnification obligation arising from this Contract).

Individual	means a natural person, legal entity or non-incorporated entity, including companies of any type, in fact or in law, consortium, partnership, association, joint venture, investment funds, trusts, condominiums, universality of rights and Government Authorities.

Purchase Price	has the meaning assigned thereto in Clause 3.1, meaning the purchase price to be paid for the Shares, which shall be agreed according to the provision in Clause 3.2 [and Clause 3.3].

First Installment	has the meaning assigned thereto in Clause 4.1(i).

Regulation	has the meaning assigned thereto in Clause 14.11.

SELIC	means the average adjusted rate for daily financing calculated in the Special System for Settlement and Custody of the Central Bank of Brazil for government bodies, as disclosed by the Central Bank of Brazil.

Second Installment	has the meaning assigned thereto in Clause 4.1(ii).

Taxes	means: (i) every tax, fee and contribution imposed by any Government Authority, on profits, income, gross revenue, sales, use, goods and services, property, capital transfer, merchandise circulation, capital gain, payroll and other salaries to the employee, including social contributions, social security contributions, and other taxes; and (ii) any charge on arrears imposed by any Government Authority due to the rates of taxation, fees and contributions (such as inflation adjustment, interests and fine).

Seller	has the meaning assigned thereto in the recitals of this Contract.

1.5.      Interpretation. This Contract shall be ruled and constructed according to the following principles:

(i)	the headings and titles of this Contract are exclusively intended for the convenience of reference and shall not restrict or affect the meaning of the clauses or items to which they apply;

(ii)	the terms "included", "including" and other similar terms shall be construed as if followed by the expression "merely by way of example", "but not limited to" or "among others";

(iii)	whenever required by context, the reference to the singular includes reference to the plural and vice-versa, and the reference to the male gender includes reference to the female gender and vice-versa, without any change of meaning;

(iv)	except if otherwise expressly provided for in this Contract, the references to any document or other instrument shall include all their amendments, replacements, complements and annexes;

(v)	a reference to any Individual includes such Individual and all respective heirs, permitted assignees and other successors, by any right or title;

(vi)	except if otherwise expressly provided for in this Contract, the references to clauses, items, attachments or annexes shall be applicable to clauses, items, attachments or annexes of this Contract; and

(vii)	every annex of this Contract is hereby incorporated by reference and constitutes an integral part of this Contract.

1.6.           Terms. Every term established in or arising from this Contract shall be calculated as provided for by article 132 of Law no. 10,406, of January 10, 2002, that is, excluding the initial date and including the maturity date. Any term maturing on a day that is not a Business Day shall be automatically extended to the immediately thereafter.

CLAUSE 2. PURCHASE AND SALE.

2.1.       Purchase and Sale. In compliance with the terms, conditions and provisions of this Contract, and subject to the enforcement or waiver of the Conditions Precedent, the Seller irrevocably and unconditionally undertakes to sell to the Buyer, and the Buyer irrevocably and unconditionally undertakes to purchase from the Seller, for the Purchase Price, the totality of Shares, with everything they represent, free and clear of any Encumbrance, [except for the Encumbrances arising] [from the financing contracts that may have shares issued by SPE held by the Seller given as guarantee, which shall be specifically indicated in this Contract][and the Shareholders' Agreements].

2.2.       Transfer of Shares. The Parties agree that, after the enforcement or waiver of the Conditions Precedent, as applicable, the Shares shall be transferred to the Buyer, on the Closing Date, through the Parties' signature of the terms drawn up in the Companies' Registered Shares Transfer Books, in consideration to the payment of the Second Installment, according to the Full Liquidation procedures.

CLAUSE 3. PRICE.

3.1.       Purchase Price. In compliance with Clause 3.2, the purchase price, to be paid by the Buyer to the Seller for the acquisition of the Shares, is of R$[●] ([●]), referring to the Base Date (“Purchase Price”). In order to establish the Purchase Price, the Parties have assigned to the [SPE 1] Shares the amount of R$[●] ([●]), to the [SPE 2] Shares the amount of R$[●] ([●]) and to the [SPE 3] Shares the amount of R$[●] ([●]).

3.1.1.       The Purchase Price corresponds to the price set out in the higher Economic Proposal (as established in the Call Notice) submitted in the scope of the Competitive Procedure by a suitable Bidder, duly qualified to acquire the totality of the Shares.

3.2.       Purchase Price Adjustment. The Purchase Price shall be restated as follows:

(i)	by the accumulated positive variation of the SELIC rate, disclosed by the Brazilian Central Bank based on 252 (two hundred and fifty-two) working days, pro rata die, during the period starting on December 31, 2018 up to the date of the payment of the First Installment;

(ii)	by the accumulated positive variation resulting from the application of 110% (one-hundred and ten percent) of the SELIC rate, pro rata die, applied to the debit balance, observed during the period starting on the date of payment of the First Installment to the date of payment of the Second Installment;

(iii)	the Purchase Price shall be decreased in a figure equal to the amount of any Distribution that might be declared and paid by the Companies to the Seller from the Base Date to the Closing Date, provided that such Distribution has not been provided for in the Base Financial Statements, excepting the provisions of Clause 3.2.1; and
(iv)	the Purchase Price shall be increased in a figure equal to the amount occasionally invested by the Seller in the Companies after the Base Date, whether in the scope of share capital increase or advance payment for a future increase of the Companies' capital.

3.2.1.       In the case that, on the Closing Date, there is any Distribution declared after de Base Date, not provided for in the Base Financial Statements, and still not paid for: (i) the amount of the Distribution the Seller is entitled to shall be deducted from the Purchase Price; and (ii) the respective Company shall pay, and the Buyer shall cause the Company to pay, to the Seller the full amount within the term provided for in the respective corporate resolution of the Company.

3.2.2.       In the case that, on the Closing Date, there is any Distribution already declared and provided for in the Base Financial Statements that has not been paid yet, the amount of the Distribution the Seller is entitled to shall be paid thereto and shall not be deducted from the Purchase Price. The Buyer undertakes to employ their best efforts to cause the Company to pay the full amount to the Seller within the term provided for in the respective corporate resolution of the Company.

3.2.3.       For the purpose of the Purchase Price adjustment provided for in this Clause 3.2, each Company shall deliver to the Parties, within 5 (five) Business Days before the Closing Date: (i) notification attesting to (a) the amounts and the dates of statement and/or payment of any Distributions declared and/or paid for from the Base Date, if any, and (b) the amounts invested by the Seller in the Company after the Base Date, in the scope of corporate capital increase or advance payment for future capital increase, if any; and (ii) copy of the Company's balance sheet drafted (a) on the last day of the month prior to the Closing Date, if the Closing is scheduled to occur after the 5th (fifth) Business Day of the respective month, or (b) on the last day of the month immediately prior to the month prior to the Closing Date, if the Closing is scheduled to occur by the 5th (fifth) Business Day of the respective month.

3.2.4.       If, on the Business Day immediately prior to the Closing Date, the amount of the SELIC has not been disclosed for a certain period, for the purpose of adjustment of the Purchase Price, the value predicted by the Focus Report disclosed by the Brazilian Central Bank.

[Clause 3.3 applicable only to the alienation to the shares of Santa Vitória do Palmar Holding S.A.]

3.3.       Additional Price. In addition to the Purchase Price restatement provided for in Clause 3.2 above, the Buyer shall pay to the Seller an additional price for the Shares of [Santa Vitória do Palmar], by way of positive adjustment of the Purchase Price, equal to 50% (fifty percent) of any economic benefit, in national currency, received by Chuí Holding S.A. by December 31, 2022, a corporation registered with CNPJ under no. 14.738.255/0001-60 ("SPE Chuí") wholly-owned subsidiary of [Santa Vitória do Palmar], in the scope of or in relation to Proceeding no. [●] being processed before the [●] court of the [●] (“Contingent Asset”).

3.3.1.       The value of the Contingent Asset shall be paid by the Buyer to the Seller, in national currency, within 2 (two) Business Days as from the receipt thereof by SPE Chuí, by electronic transfer of funds immediately available to the bank account indicated in due time by the Seller to the Buyer. The value of the Contingent Asset owed to the Seller under the terms of this Clause shall be net of (i) Taxes, (ii) court fees and (iii) attorney's fees payable to outside lawyers hired by SPE Chuí in compliance with Clause 3.3.2, provided that evidenced by the Buyer to the Seller and that have not been refunded by the Seller to SPE under the terms of Clause 3.3.2.1.

3.3.2.       SPE Chuí's defense in the proceeding pertaining to the Contingent Asset, as identified in Clause 3.3 above, shall be, after the Closing, conducted by lawyers appointed exclusively by the Seller, and the Buyer and [Santa Vitória do Palmar] undertake to cause SPE Chuí to hire, for the conduction of such proceeding, only lawyers appointed in writing by the Seller. Each and every decision pertaining to the proceeding, including, without limitation, any judicial and/or extrajudicial settlement, shall be submitted to analysis and approval by the Seller, by means of Communication carried out under the terms of Clause 13.

3.3.2.1. The costs pertaining to the provision of legal services by the lawyers appointed by the Seller shall be fully and exclusively borne thereby, and shall be reimbursed by the Seller to SPE Chuí within 15 (fifteen) business days from the payment thereof by the latter. In order to be entitled to the reimbursement, the Company and the Buyer shall send to the Seller, on a monthly basis, an hours and billing report drafted by the lawyers hired, describing the activities effectively performed, which shall be approved by the Seller prior to the payment.

3.3.2.2.       The Seller shall make a statement on the subject notified by the Buyer and/or by [Santa Vitória do Palmar] within 30 (thirty) calendar days, under penalty of the request object of the notification being deemed approved. The implicit approval may never take place in the event the Seller makes a statement contrary to the notified subject.

3.3.3.       The Buyer and [Santa Vitória do Palmar] undertake to provide, and cause SPE Chuí to provide, the lawyers hired in compliance with Clause 3.3.2 with each and every information, material, document and/or instrument, including the granting of powers-of-attorney, as required for the appropriate conduction of the proceeding pertaining to the Contingent Asset.

3.3.4.       The Buyer and/or [Santa Vitória do Palmar] shall submit or order SPE Chuí to submit, report of procedural information to the Seller every 3 (three) months from the Signature Date, and inform the Seller of the occurrence of any relevant procedural development.

3.3.5.       Notwithstanding the provisions of Clause 3.3.4 above, the Buyer and/or [Santa Vitória do Palmar], shall, within 10 (ten) calendar days after Communication sent by the Seller, arrange for the Seller to have full access to every document and information required to monitor and calculate the Contingent Asset.

3.4 Earn Out. The Parties agree that, on May 1st, 2023, the Buyer shall pay to the Seller an additional price of R$ 185.00/MWh (one hundred and eighty-five reais per Megawatt-Hour), based on December 31, 2018, multiplied by the positive difference between the average of power generated, in MWh, during the three-year term of 2020-2022, and the average of power generated in the three-year term of 2016-2018, according to the value indicated in the best economic proposal (as established in the Call Notice), submitted in the scope of the Competitive Procedure no. 01/2019.

3.4.1. Considering that the data specified in the Call Notice, and transcribed in Clause 3.4, above, is a national holiday, the Buyer may make the payment on the first subsequent business day.

3.4.2. The additional price shall be adjusted by the accumulated positive variation of the SELIC rate from the Base Date to the effective payment thereof.

3.4.3. For the purposes of calculation of the average power generated in the three-year term of 2020-2022, the Buyer shall notify the Seller, within 90 (ninety) days from the last day of each calendar year of the three-year term, the sum, with three decimal places, of the power generated annually by the wind power plant(s) object of alienation herein, according to the figures sent by the agent to the data collection system of electric power (SCDE) of the Chamber of Commercialization of Electric Energy (CCEE).

3.4.4. For the purposes of calculation of the positive difference of the average generations between the three-year terms of 2020-2022 and 2016-2018, it is established that the average generation found in such plant(s) in the three-year term of 2016-2018 was of an average [●] MW.

3.4.5 The payment of the obligation provided for in Clause 3.4 shall be made by the Buyer, in cash, to the checking account of the Seller set forth in Clause 4.1.2 of the Contract.

3.4.6. In case of default by the Buyer, the charges in arrears provided for in Clause 14.2 shall fall upon the obligation set forth in Clause 3.4 of the Contract.

3.4.7. The obligation provided for in Clause 3.4 shall remain in force until the date when, under the applicable Law, the claim that could give cause to an indemnification in favor of the Seller is fully barred by the statute of limitations, in case any divergence arises between the parties regarding the additional price.

CLAUSE 4. PAYMENT.

4.1.       Payment of the Purchase Price. The Purchase Price shall be paid by the Buyer to the Seller in two installments, as indicated below:

(i)	The first installment is equal to 5% (five percent) of the sum of the Purchase Price (restated as established by Clause 3.2 above), shall be paid within 3 (three) Business Days as from the Signature Date ("First Installment"); and

(ii)	The second installment shall be equal to the Purchase Price restated as established by Clause 3.2 above, minus the First Installment, and shall be paid on the Closing Date ("Second Installment").

       4.1.1. The payment of the First Installment shall be made irrevocably and unconditionally and without the right to any reimbursement from the Seller to the Buyer, even if the Closing and Full Liquidation are not fulfilled, except if due to malicious and/or negligent act performed by the Seller with aims of preventing the Closing and Full Liquidation, case in which the Buyer may seek reimbursement. The payment of the First Installment does not affect the Seller's right to seek appropriate reimbursement due to occasional damages and/or losses caused by the non-fulfillment of the Full Liquidation resulting from fault or willful misconduct of the Buyer.

4.1.2. The payment of the First and Second Installments shall be made by deposit on the current account indicated below:

Holder: Centrais Elétricas Brasileiras S.A. – Eletrobras

Banco do Brasil

Branch 3064-3

Checking Account 502000-X

CNPJ Eletrobras: 000011800002-07

The depositor’s CNPJ shall be the identification code.

[Note: In the case of Lot “1”, the payment of the Installments shall be made by deposit in the current account indicated above and in the current account held by Brave Winds indicated below, pro rate to the equity interest held by each of the Sellers:

Holder: Brave Winds Geradora S.A.

Bank: Bradesco

Branch 03381

Current Account 0002128-8

CORPORATE TAXPAYERS REGISTER (CNPJ) No da Brave Winds 015.050.699/0001-71]

4.2.       TAXES. The Parties acknowledge that they shall be solely and individually responsible for the full and timely payment of each and every Tax under their responsibility levied upon, comes to be levied upon or arises from the Operation, under the applicable Law.

CLAUSE 5. CONDITIONS PRECEDENT.

5.1.       Conditions Precedent to Obligations of the Parties. The Parties' obligation to fulfill the Operation is conditioned by the implementation or verification, as appropriate, by or on the Closing Date, of the following conditions precedent, which shall not be subject to the waiver of either Party ("Conditions Precedent of the Parties"):

(iii)	[obtainment by the Buyer of CADE's Approval or non-cognizance of the Operation by CADE under the terms of art. . 9, sole §, of CADE Dissolution no. 2/2012, as provided for in Clauses 5.4 and 8]; and

(iv)	no applicable Law that prevents the fulfillment of the Operation should be in force or exist.

5.2.       Conditions Precedent to the Seller’s Obligations. The Seller's obligation to fulfill the Closing is conditioned by the implementation or verification, as appropriate, by or on the Closing Date, of the following conditions precedent (without prejudice to the Seller's right to waive, in writing, in whole or in part, any such condition, provided that legally possible) (“Conditions Precedent of the Seller”):

(i)	the Buyer's representations and warranties appearing in Clause 9.3 shall be complete, accurate and true on the Closing Date; and

(ii)	no violation, by the Buyer, of the obligations and commitments undertaken thereby in this Contract has occurred; and

(iii)	obtainment, by Buyer, of the consent of every counterpart of the Contracts with Restriction Clauses for the implementation of the Operation, in compliance with the provisions of Clause 5.5. If the Buyer proves to the Seller that the request was made formally, without having obtained answer 15 (fifteen) days after the receipt by the counterpart, the Seller undertakes to commitment to, in support to the Buyer, employ its best efforts in order to obtain a statement from such counterpart.

5.4.       Compliance with the Condition Precedent Pertaining to CADE's Approval. In compliance with the provision of Clause 8, the Condition Precedent pertaining to CADE's Approval, as established in Clause 5.1(ii), shall only be deemed met after the following events::

(iv)	the issuance of statement by CADE attesting to the no-knowledge of the Operation 9, single §, of CADE Resolution no. 2/2012; or

(v)	the issuance of specific certificate issued by CADE attesting to the lapse of the period of 15 (fifteen) days after the date of publication, in the official federal gazette, of the approval without restrictions of the Operation by CADE's General Superintendency, under the terms of Law no. 12,529, of November 30, 2011, as amended, without there having been a call up or filing of appeal by stakeholders to CADE's Court; or

(vi)	the publication of CADE's Court's final decision, in the official federal gazette, approving the Operation without restrictions, in the event that there has been refutation, call up or appeal by stakeholders, or approving the Operation with restrictions, in compliance with the provision of Clause 8.

5.5.       Fulfillment of the Condition Precedent Pertaining to Contracts with Restriction Clauses. The Condition Precedent pertaining to the obtainment, by the Buyer, of the consent of every counterpart of Contracts with Restriction Clauses, under the terms of Clause 5.2(iii), shall only be deemed met if, regarding each of the Contracts with Restriction Clauses:

(iii)	the Buyer submits to the Seller the document through which the respective counterpart has stated their consent to the implementation of the Operation, including, without limitation, the transfer of Shares to the Buyer; or, alternatively;

(iv)	the Buyer proves the early discharge, assumption of the debit (with the consent of the respective counterpart) or the adoption, by the Buyer, of other measures so as to avoid the imposition of penalty or another adverse effect to the Companies and/or to the Seller, as appropriate, due to the fulfillment of the Operation.

5.5.1.       Except if otherwise agreed between the Parties, the Buyer send to the counterparties of the Contracts with Restriction Clauses, within 20 (twenty) calendar days from the Signature Dados, a request for the consent to the fulfillment of the Operation.

5.5.2.       The responsibility for submitting and monitoring the request to be sent to the counterparties of the Contracts with Restriction Clauses, as well as for the adoption of any measures required to the fulfillment of the Operation without adverse effects to the Companies and/or to the Seller arising from the Contracts with Restriction Clauses, as appropriate, shall fall on the Buyer, which shall keep the Seller and the Companies informed of the developments of the respective requirement.

5.5.3.       The Buyer shall bear with all the costs and expenses required for the obtainment of the consent of the counterparties of the Contracts with Restriction Clauses.

5.5.4.       The Companies hereby undertake to cooperate fully and timely with the Seller and with the Buyer for the obtainment of the consent of the counterparties of the Contracts with Restriction Clauses, including the provision of any reasonable information essential for the obtainment of the respective consent.

5.5.5.       The obtainment of the consent of the counterparties of the Contracts with Restriction Clauses constitutes ordinary risk of this Contract, consisting of future and uncertain fact, whose risk falls exclusively on the Buyer, without right to any restatement or change of the Purchase Price, even if the respective counterparties do not consent to the implementation of the Operation.

5.5.6.       The Buyer shall bear with every encumbrance and risk arising from occasional lack or refusal of consent, as well as the occasional termination, penalty or compensation arising from the Contracts with Restriction Clauses, including, without limitation, those that occur due to occasional impossibility to meet the period of notice of the Contracts with Restriction Clauses that have private entities as counterpart or those arising from the Contracts with Restriction Clauses that have members of the direct or indirect Public Administration as counterpart.

5.5.6.1. Occasional applications of penalties and compensations to which the counterparties of the Contracts with Restriction Clauses may be entitled to due to the implementation of the Operation must be paid by the Buyer directly to the respective counterpart or reimbursed to the Seller, should the Seller exceptionally bear with any payment of this kind, within 5 (five) days from the submission of Communication by the Seller to the Buyer, without any right to restatement or change, in any way, of the Purchase Price.

5.5.7.       As from the Closing, the Seller shall be exempt from each and every responsibility and/or obligation arising from the Contracts with Restriction Clauses, and the Buyer shall hold the Seller harmless from each and every Loss pertaining to the Contracts with Restriction Clauses, under the terms of Clause 11.2(iii).

5.6.       Fulfillment of the Conditions Precedent. Each Party undertakes to take every measure and perform every action required to implement the Conditions Precedent, as soon as possible from the Signature Date. Each Party may follow the measures taken by the other regarding the implementation of the Conditions Precedent. Each Party undertakes to keep the other informed of the fulfillment of the Conditions Precedent, providing, upon reasonable request, copy of the documents required to prove the fulfillment of the Conditions Precedent.

5.7.       Notification of Fulfillment. Without prejudice to the other terms provided for in this Agreement for the notification of the other Party pertaining to the fulfillment of the Conditions Precedent and the right of any of the Parties to notify, at any time, the other Party of the effective fulfillment of the Conditions Precedent, each of the Parties shall notify the other Party of the fulfillment of the Conditions Precedent provided for in Clause 5 within 2 (two) Business Days from the effective verification or satisfaction of the Condition Precedent.

CLAUSE 6. CLOSING.

6.1.       Closing. The Parties undertake to complete the following Closing acts, which shall be performed at the head office of the Company, within 3 (three) Business Days as from the date when the fulfillment or waiver is verified, in writing, in whole or in part (provided that legally possible), of every Suspensive Condition, or on another date or place the Seller may establish based on (i) decision of the Seller's Management and/or (ii) requirement, in writing and duly reasoned, from the Buyer (date when the Closing takes place, hereinafter referred to as “Closing Date”):

(ix)	the Buyer shall make the payment of the Second Installment to the Seller, observing the provisions of Clauses 3 and 4;

(x)	the Seller shall demonstrate to the Buyer the absence of Encumbrances on the Shares, [except for the Encumbrances arising] [ from the financing contracts that may have shares issued by SPE held by the Seller given as guarantee, which shall be specifically indicated in this Contract][ ][and the Shareholders' Agreements], by means of the submission of the respective Companies' Shares Register Books;

(xi)	the Parties shall sign, execute and implement every document or act required or convenient under the terms of the applicable Law for the effective transfer of ownership of the Shares to the Buyer, including the signature of the respective terms drawn up in the Companies' Registered Share Transfer Books;;

(xii)	the Seller shall deliver to the Buyer the waiver letters of the Companies' administrators appointed by the Seller, pursuant to the template included in Annex 6.1(iv);

(xiii)	[the Buyer shall sign the adhesion terms to the Companies' Shareholders' Agreements, in the form of Annex 6.1(vi)];

(xiv)	[The credits held by the Seller against the Companies resulting from Advance Payment for Future Capital Increase made before the Base Date existing on the Closing Date, indicated in Attachment 9.1.3., shall be assigned to the Buyer without any additional costs, considering that such credits have already been taken into account for the calculation of the Purchase Price]; and

(xv)	the Parties shall sign a closing term certifying that: (a) every representation and warranty provided by such Party is true, complete and accurate on the Closing

Dados, except with regard to (x) amendments in the representations and warranties provided by the Seller in the Normal Course of the Companies' Business, which shall be expressly identified in the closing term, and (y) representations and warranties pertaining to a specific date that shall be complete, accurate and true on such specific date; (b) the Conditions Precedent under the responsibility of such Party have been duly fulfilled or, as appropriate, waived by the other Party; and (c) every obligation that should have fulfilled by the respective Party by the Closing date have been fulfilled, including the obligations listed in Clauses 7.4 and 7.5; and

(xvi)	the Buyer shall formalize its capacity of guarantor to the Seller as counter-guarantee to the guarantees provided by the Seller and/or its Affiliated Companies in the scope of the Companies' operations.

6.2.       Concurrence of Acts. Every Closing act, as described in Clause 6.1, shall be deemed as performed simultaneously. In this regard, no act or obligation shall be deemed as performed or fulfilled until every other act provided for in Clause 6.1 has been performed and fulfilled.

6.3.       Commitment to Formalize the Closing. The Parties undertake to sign and deliver all other instruments or documents and to perform any other acts required for the formalization of every operation provided for in this Contract, every filing, annotation and record that may be required.

6.4.       Target Closing Date. The Parties undertake to employ their best efforts so the Closing takes place by December 11th (eleventh), 2020 ("Closing Target"), and the Parties shall be entitled, by mutual agreement, not to execute the Closing on a date prior to the Closing Target. If, however, the date established herein is exceeded due to the delay in the implementation of every Condition Precedent, the Closing shall, once again, be regulated according to Clause 6.1 of the Contract.

CLAUSE 7. ADDITIONAL OBLIGATIONS.

7.1.       Preservation of Structures and Competitive Conditions until the Obtainment of CADE's Approval. Until the final decision of CADE's Approval or the obtainment of non-cognizance of the Operation by CADE, in compliance with Law no. 12,529/11, being forbidden any transfer of assets and any type of influence between the Buyer, on one side, and the Seller and the Companies, on the other, which shall also comply with the restrictions and care required for the exchange of information, undertaking, in the scope of this Operation, to keep their physical structures and competitive conditions unchanged.

7.2.       Performance of the Companies' Activities until the Closing Date. The Seller undertakes during the period between the date hereof and the Closing Date applicable ("Transition Period"), to cause the Companies to perform their activities in their normal course, in a manner substantially equal and consistent with the way they had been performed until the signature of this Contract (without prejudice to the provisions of Clause 7.5 below).

7.3.       Costs. Except if otherwise expressly provided for in this Contract or agreed upon, in writing, between the Parties, all the costs and expenses, including fees and expenses of attorneys, advisers and auditors, incurred with regard to this Contract and the operations covered herein shall be paid by the Party that incurs in such costs and expenses, regardless of the fulfillment of the Operation provided for in this Contract.

7.4. Relevant Information. During the Transition Period, the Seller shall cause the Companies to promptly inform the Buyer of any acts, facts, events and/or occurrences that may cause a negative impact in the ordinary course of their business, including, without limitation, claims pertaining to assets, notifications of Government Authorities, counterparties of relevant contracts and financial institutions, as well as any communications, summons and/or subpoenas pertaining to any investigation, inquiry, case, arbitration or administrative or judicial proceeding.

7.5.       Upon the occurrence of any of the situations provided for in item 7.4, the Seller undertakes to cause the Companies to submit to the Buyer, within 7 (seven) calendar days from the provision, by the Companies, of a report that indicates occasional accounting, financial and corporate effect arising from the acts or facts informed, and access to the offices and other facilities and properties of the Companies may be allowed by the Seller to the Buyer and the representatives thereof, provided that requested with a minimum 2 (two) Business Days' notice, with the purpose of checking the records relating exclusively to the event.

7.6.       Change of Registrations. The Buyer shall, or shall cause each Company to, within up to 90 (ninety) calendar days from the Closing Dados: (i) update every record, registration and register of the Company where the Seller or Individuals related thereto appear, including the Administrators elected or appointed by the Seller, so as to reflect the new shareholding structure and administration of the Company; and (ii) replace the Seller and every Individual related thereto, including the Administrators elected or appointed by the Seller, in such records, registrations and registers. The Buyer shall provide, or shall cause the Companies to provide, within the period referred to above, the Seller with the supporting documents to evidence the compliance with the provision of this clause.

7.6.1. The failure to comply with the period referred to in the Clause above for the replacement of the records, registrations and registers of the Companies shall expose the Buyer to the payment of daily fine to the Seller in the amount of R$ 10,000.00 (ten thousand reais), per day of delay upon the expiration of the 90 (ninety) days, until the obligation is fulfilled.

7.7. Guarantee Replacement. The Buyer shall arrange, within 365 (three hundred and sixty-five) days after the Closing, the replacement or release of each and every guarantee provided by the Seller and/or its Affiliated Companies in the scope of the Companies' operations.

7.7.1. If the respective creditor or beneficiary contractual counterpart of the guarantee ("Counterparties") does not agree with the replacement referred to in Clause 7.7 above (which shall be evidenced by the Buyer through the submission to the Seller of the notifications sent to the respective Counterparties, as well as copies of every communication held between the parties) within 365 (three hundred and sixty-five) days or, yet, if any of the guarantees provided by the Seller to the Companies in favor of third parties is enforced by the Counterparties, whether in whole or in part, before the period referred to in the previous item, the Buyer, without prejudice to the obligation to keep providing new guarantees and/or alternatives for credit enhancement to such Counterparties in the attempt to comply with the obligation mentioned in the previous item in a full and timely manner, shall (i) pay to the Seller, on a monthly basis, on the 5th business day of each month due, by way of compensation for the guarantee or financial support provided by the Seller in such contracts and pending full replacement by the Buyer, the amount of 1% (one percent) per month of the total value guaranteed by the Seller under the terms of each respective contract and derivative instruments and, also, (ii) offer counter-guarantee to the Seller, with the same terms, values and conditions of such guarantee, and the Seller may accept or not the counter-guarantee reasonably proposed, and it is hereby assured that, if the counter-guarantee is not accepted 2 (two) time, the Buyer shall, within thirty days, submit surety letter issued by financial institution authorized by the Brazilian Central Bank and rated between the first and second levels that is, “A” and “B” in the long-term rating scale of, at least, one of the following risk rating agencies: Fitch Ratings, Moody’s or Standard & Poors, without prejudice to the payment provided for in the subitem above, and may present new counter-guarantees that fully meet the periods, amounts and conditions of such guarantee provided by the Seller in lieu of the surety bond provided.

7.7.2. If, within 365 (three hundred and sixty-five) calendar days from the Closing date of this Agreement, it is not possible to replace and/or cause the replacement of the Seller in the financing contracts and other obligations, financial or otherwise, of the Companies, in which the Seller provides surety, is co-obliged and/or provide any other form of guarantee or financial support, under the terms of Clause 7.7.1 above, the Buyer shall, in the 30 (thirty) subsequent calendar days, make or cause the Company to make the full advance payment of such contract and/or terminate under the terms provided for in such contracts, without any encumbrance arising therefrom to the Seller, and thus releasing the guarantee or financial support provided by the Seller.

CLAUSE 8. APPROVAL OF THE OPERATION BY CADE.

8.1.       Notification. Provided that the Seller and the Companies have provided the information requested by the Buyer under the terms of this Clause 8.1, the Buyer shall submit the Operation to analysis by CADE within 20 (twenty) calendar days from the Signature Date, requesting [the non-cognizance of the Operation by CADE under the terms of art. 9, sole §, of CADE Resolution no. 2/2012] OR [the approval of the Operation by CADE]. The Buyer shall be responsible for the drafting, submission and follow-up of the request to be submitted to CADE. The Seller shall provide to the Buyer in a timely manner any information required to draft the request and/or other information that may be requested by CADE. The Seller may participate or follow the request, at its expenses, by attorneys of its choice.

8.2.       Costs; Payment of CADE's Fee. Each Party shall be responsible for the payment of the fees of their respective attorneys hired to assist in the process of submission of the Operation to CADE's approval. The Buyer shall pay the fee for the protocol of the request for submission of the Operation to CADE.

8.3.       Restriction or Non-Approval of the Operation. In the event that CADE conditions the approval of the Operation to the amendment of any term or condition established in this Contract or to the compliance with measure that will entail Loss to any of the Parties, the Parties may negotiate the amendments required for the approval of the Operation or the new submission thereof, as appropriate, except no Party shall be required to accept any amendment to the terms and conditions established in this Contract with the purpose of obtaining CADE's Approval, case in which this Contract may be terminated by the affected Party, under the terms of Clause 12.1(iv).

CLAUSE 9. REPRESENTATIONS AND GUARANTEES.

9.1.       Representations and Guarantees of the Seller. The Seller shall provide to the Buyer, for all intents and purposes of this Contract, the representations and guarantees described in this Clause 9.1, which are true, of this Contract, the representations and guarantees described in this Clause 9.1, which are true as of the Signature Date, except for representations and guarantees referring to a specific date that are true, correct and complete as of the date to which they refer.

9.1.1.       Existence and Legality of the Seller. The Seller is a government-controlled corporation, duly incorporated, validly existing in accordance with the laws of the Federative Republic of Brazil, which is in good standing in accordance with applicable laws and has full legal capacity to hold, own and dispose of its assets and goods and to conduct its Business as currently conducted.

9.1.2.       Binding Effect. In compliance with the provisions of Clause 5, this Contract and any other document and instrument required for the fulfillment of the Operation constitute legal, lawful, valid and binding obligations of the Seller, enforceable according to its terms and conditions.

9.1.3.       Ownership of and Lack of Burden on Shares. Except as provided for in this Contract, in the Shareholders' Agreements, [and in the financing contracts that may have shares issued by SPE held by the Seller, given as guarantee, which shall be specifically indicated in this Contract] (a) the Seller is the legitimate owner and holder of the Shares, with everything they represent, including the right to Distributions and any other rights granted thereto; and (b) the Shares have been duly and validly issued, are fully paid and a free and clear of any Burden;; and (c) there are no third parties holding other rights for the acquisition of the Shares or securities of any other company that, if exercised, may grant to their respective holders rights to the acquisition of the Shares. There are no advance payments for future capital increase or loans of the Seller to the Companies[, except for those indicated in Annex 9.1.3., which shall be assigned by the Seller to the Buyer upon the Closing act].

9.2.       Sole Representations and Warranties of the Seller. The representations and guarantees provided in this Agreement are the only representations and guarantees provided by the Seller and, in addition to such representations and guarantees, there is not, and the Seller shall not provide, whether expressly or implicitly, any other representation and warranty, for whatever reason, including with regard to: (i) the Companies or their respective assets, liabilities, operations, activities or prospects; or (ii) any information regarding the Companies supplied or provided to the Buyer and its representatives.

9.3.       Representations and Guarantees of the Buyer. The Buyer provides to the Seller, for all intents and purposes of this Contract, the representations and guarantees described in the clauses below, which are true, correct, complete and accurate as of the Signature Date.

9.3.1.       Existence and Legality. The Buyer is a duly organized company, validly existing in compliance with the Laws, is in good standing according to the applicable Laws and has full legal capacity to hold, own and dispose of its properties and assets and to perform its activities as currently performed.

9.3.2.       Capacity and Authorization. The Buyer has full capacity to enter into the Contract, comply with obligations undertaken therein and fulfill the Operation provided therein. The signature and performance of the Contract by the Buyer, and the fulfillment of the Operation covered in this Contract, have been duly authorized by every act required from third parties, except for the approvals, authorizations, consents or Communications required from third parties (including Government Authorities), as provided for in this Contract. The Individuals that represent the Buyer at the signature of this Contract have sufficient powers for such.

9.3.3.       Government Authorization. The signature of this Contract, the performance of each and every of its obligations and the fulfillment of the Operation covered in this Contract by the Buyer does not depend on any measure, authorization, action, approval, consent or statement of any Government Authority, except as expressly provided for in this Contract.

9.3.4.       No Violation. The signature of this Contract by the Buyer, the performance of each and every of its obligations and the fulfillment of the Operation covered in this Contract: (i) do not violate or are in conflict with the corporate and/or incorporation documents of the Buyer and regulations which the Buyer is subject to; (ii) do not violate or are in conflict with any Law, license, permit or order of any Government Authority applicable to the Buyer, or which the Buyer or any of its properties or assets are subject to or bound by, except for the approvals, authorizations, consents and Communications required from third parties (including Government Authorities) according to this Contract; and (iii) do not violate or are in conflict with, or result in noncompliance, acceleration of or right to terminate, any contract or instrument of which the Buyer is a party, or which any of its properties or assets are subject to or bound by, except for the approvals, authorizations, consents and Communications required from third parties (including Government Authorities), as provided for in this Contract.

9.3.5.       Binding Effect. In compliance with the provisions of Clause 5, this Contract and any other document and instrument required for the fulfillment of the Operation constitute legal, lawful, valid and binding obligations of the Buyer, enforceable according to its terms and conditions. There is no judicial or arbitral procedure or investigation (to the extent that the Buyer has been served or notified in writing) involving any Government Authority that, in case of adverse decision, could affect the Buyer's capacity to perform its obligations arising from this Contract.

9.3.6.       Financial Capacity. The Buyer has financial capacity to fully perform every obligation undertaken in this Contract, including the payment of the Purchase Price and the replacement of guarantees, and shall have sufficient resources to make the payment thereof on the Closing Date.

9.3.7.       Sophistication of the Buyer. The Buyer and the group to which it belongs are experienced and sophisticated investors and have full knowledge of the electric power industry and the operations and activities of the Companies and of the applicable Laws, including standards and regulations issued by ANEEL, Central Bank of Brazil and/or other Government Authorities, and may not claim ignorance of any Law, and undertake full responsibility for the obligations and limitations arising from Laws that may be edited by Government Authorities. The Buyer's decision to enter into this Contract and contract the Operation has been made by the Buyer from its own analyses and at its own account, risk and expenses, based on the information about the Companies deemed necessary to its analysis.

9.4.       Base for the Purchase and Sale. The Buyer recognizes and expressly agrees that the Purchase Price has been adjusted taking into account the condition of "closed gate" or "as is" of the Companies, without the Seller making any statement or providing any guarantee pertaining to the Companies or their respective assets, liabilities, operations, activities or prospects. Therefore, the Seller shall have no liability to the Buyer or the Companies for any loss resulting from any obligation, liability, debt, contingency or responsibility of the Companies, whether known or otherwise, even if resulting from act, fact, action or omission practiced or occurred in the period prior to the Closing. Furthermore, except as expressly provided for in Clause 3.3 of this Agreement, there shall be no adjustment, amendment, revision, readjustment or discount on the Purchase Price under no circumstance, regardless of the state in which the Companies and their assets are found on the Closing Date.

CLAUSE 10. CONFIDENTIALITY.

10.1.       Confidentiality. Each of the Parties undertakes to keep, and cause their Affiliated Companies and the Administrators thereof to keep each and every Confidential Information of the Companies or the other Party secret, except in relation to any Confidential Information that: (i) is of public knowledge; (ii) becomes public knowledge, provided that not as a result of noncompliance, by such Party, of the confidentiality obligations provided for herein; or (iii) is legally acquired by such Party from another source without breaking the Law or confidentiality obligations.

10.1.1.       If any Party, or one of its Affiliated Companies or Administrator, is obliged, as required by Law or by competent Government Authority, or stock market or organized over-the-counter market where its securities or negotiated bonds are, to disclose any Confidential Information, such Party, or Affiliated Company or Administrator, may do it, without allowing for indemnities or charges, and shall, in this case: (i) provide only part of the Confidential Information whose disclosure is required; (ii) employ every reasonable effort to ask who requested such Confidential Information to apply confidential treatment for such Confidential Information; and (iii) immediately notify the other Party that the disclosure of a Confidential Information has been made and the content and extent of the Confidential Information disclosed.

10.1.2.       Furthermore, the following shall not constitute violation of the confidentiality obligation provided for in this Clause 10: (i) the disclosure of Confidential Information to the Administrators or Affiliated Companies of any of the Parties or their respective Administrators and employees who need access to the respective Confidential Information; (ii) the disclosure of Confidential Information to ANEEL, CADE and/or other Government Authorities, for the purposes provided for in this Contract, and the Parties shall, to the extent possible, employ every reasonable effort to request confidential treatment for the Confidential Information disclosed; and (iii) the disclosure of Confidential Information allowed in the terms of this Clause 10 or consented by the holder of the Confidential Information.

CLAUSE 11. INDEMNIFICATION.

11.1.       Limited Liability. In compliance with Clause 9.4, the Seller and its Affiliated Companies, including their respective Administrators, employees and representatives, shall have no liability, under any circumstance and for whatever reason, in whole or in part, individually, jointly and/or severally, to any Individual, for any act, fact, action or omission relating to the Companies or their respective Administrators, even if performed or occurred before the Closing Date, as well as for any active lack of substance, passive supervenience and/or contingency of any nature of the Companies, regardless of them having been mentioned and/or identified or not during the legal audit conducted in the Companies, or have been provided for or not in the Companies' financial statements, whether or not mentioned in the Call Notice, in the reports drafted by the advisors hired by the Buyer and/or in any other material provided by the Companies and/or by the Seller, including the documents provided for the purposes of assessment by the Buyer in the Virtual Information Room (as defined in the Call Notice), or by the sufficiency and/or completeness of any such information, thus holding them harmless, under any circumstance and for whatever reason, in whole or in part, individually, jointly and/or severally, for any direct, indirect Losses and/or loss of profits incurred by any Individual. Due to the provisions of this Clause, the Buyer and its Affiliated Companies, as well as their respective successors, Administrators, employees and representatives, may not claim any indemnification against the Seller or the Affiliated Companies thereof, as well as their respective Administrators, employees and representatives, for any Loss resulting from any act, fact, action or omission relating to any Company, regardless of known or not, disclosed or not, occurred at any time, including before the Closing Date.

11.2.       Indemnification Obligation of the Buyer. The Buyer irrevocably and irretrievably undertakes to, under the terms of this Contract, defend, indemnify, reimburse and hold the Seller harmless against each and every Loss incurred by an Indemnifiable Party of the Seller resulting from:

(iv)	any violation, noncompliance, falsehood or inaccuracy of the representations or guarantees provided by the Buyer;

(v)	any noncompliance with obligation or commitment expressly undertaken by the Buyer in this Contract, in compliance with the provision of Clause 12; or

(vi)	any act, fact, action or omission relating to any Company, known or not, disclosed or not, occurred at any time, including before the Closing Date.

11.2.1.       The indemnification right provided for in Clause 11.2 above: (i) does not exclude other judicial or extrajudicial remedies and measures, occasionally applicable in favor of the Seller; (ii) is not subject to any limitation of value; and (iii) shall remain in force until the date when, according to the applicable Law, each and every obligation, liability and contingency that could give cause to an indemnification in favor of the Seller under the terms of this Contract are fully barred by the statute of limitations.

CLAUSE 12. CONTRACT EXPIRATION.

12.1.       Termination Events. This Contract may only be terminated until the Closing Date, in any of the following cases:

(vi)	by the Seller, by sending a Communication to that end to the Buyer, in case of default, by the Buyer, of any of its obligations and commitments undertaken under the terms of this Contract, provided that not remedied within 90 (ninety) days from the notification of noncompliance sent by the Seller;

(vii)	by any Party, by sending a Communication to that end to the other Party, if the Conditions Precedent are not all met within 365 (three hundred and sixty-five) calendar days from the Signature Dados, provided that every act under the Buyer's responsibility with the purpose of executing the Conditions Precedent have been demonstrably carried out within 60 (sixty) calendar days from the signature of this Contract;

(viii)	by any Party, by sending a Communication to that end to the other Party, if any Government Authority definitively prevents or rejects, the execution of the Agreement, with the exception that the Buyer may not terminate the Contract if such rejection results from facts or circumstances pertaining to or caused by the Buyer or its Affiliated Companies, even if indirectly;

(ix)	by the Party affected by CADE’s decision, by sending a Communication to that end to the other Party, under the terms of Clauses 5.4 and 8.3. CADE’s decision, In the event of Contract termination due to the exercise of the option set forth in Clause 8.3, the Party affected by CADE's decision that chose not to comply with the amendment of the terms and conditions established in this Contract with the purpose of obtaining CADE's Approval and requested the termination hereof shall be subject to the payment of Non-Compensatory Fine to the other Party, calculated under the terms of Clause 12.3 below; or

(x)	by the Seller, by proposal of the Alienation Commission (as established in the Call Notice) for reasons of public interest arising from duly substantiated supervening fact, relevant and sufficient to justify the termination.

12.2.       Consequences of the Termination. If this Agreement is terminated pursuant to Clause 12.1, all obligations of the Parties shall be deemed terminated without any payment or compensation being due and without any other liability of one Party to the other Party, including the reimbursement by the Seller to the Buyer of the First Installment, with the only exception of the provisions of Clauses 4.1.1, 12.3 and 12.4.

12.3.       Non Compensatory Fine. In the event that the termination of this Contract arises from the noncompliance of obligation by the Buyer or due to failure to verify any Precedent Condition by fact or circumstance directly or indirectly related to the Buyer or its Affiliated Companies, the Buyer shall be subject to the following sanctions that may accumulate:

(c)	Non-compensatory fine, in favor of the Seller, corresponding to whichever is greater between: (i) ten percent (10%) of the Purchase Price; or (ii) the total difference between the Purchase Price and the amount offered by the bidder who, in compliance with the approved classification order, acquires the Shares of such SPE;

(d)	[Temporary suspension of the right to take part in bids and impediment to contract with the Seller and with any companies which are part of their economic group].

12.3.1.       The non-compensatory fine referred to in Clause 12.3(a) above and any occasional indemnifications, compensations or payments due by the Buyer to the Seller may be deducted from any invoice or existing credit, at any time, in the name of the Buyer to the Seller, or charged in arbitration procedure, pursuant to Clause 14.11 below, if the value of the occasional credits is not enough to settle the entirety of the Buyer's obligation to the Seller.

12.4.       Effects of the Termination. In any case of termination of this Contract, pursuant to this Clause 12, every term, condition and clause of this Contract that, due to its nature or by express provision, should remain in force, shall remain valid and effective even after the termination of this Contract, particularly the provisions of Clause 10, this Clause 12 and Clause 14.

CLAUSE 13. COMMUNICATIONS.

13.1.       Method and Addressing of Communications. Each and every Communication shall be made in writing and delivered personally, by post, by means of: (i) registered letter with return receipt: (ii) renowned courier service, with mail tracking system and receipt protocol; or (iii) electronic mail (email), in the address and to the representatives below:

If for the Seller:

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

Avenida Presidente Vargas, nº 409, 12º andar

At.: Mr. [●]

Tel.: [●]

Electronic mail: [●]

If to the Buyer:

[●]

[address]

At.: [●]

Tel.: [●]

Electronic mail: [●]

13.1.1.       The Parties may at any time change addresses, representatives and addresses to which Notices shall be sent or replicated, by means of a Notice to the other Party to be made under the terms of this Clause 13.

CLAUSE 14. GENERAL PROVISIONS.

14.1.       Cooperation. The Parties undertake to perform, or cause all the acts, to be performed, and make, or cause all arrangements to be made, as required under the terms of the applicable Law, for the faithful compliance with this Contract.

14.2.       Penalty. Without prejudice to the provisions of Clause 12.3, any payment due by the Buyer under the terms of this Contract that is not made within the period established in this Contract shall subject the Buyer to the payment of the amount adjusted based on the positive variation of the SELIC rate as from the date scheduled for the payment until the date of the effective payment, increased by interest on arrears of 1% (one percent) per month, and fine of 2% (two percent) on the adjusted value, without prejudice to any other measure or right applicable with regard to the default.

14.3.       Binding Effect; No Third-Party Beneficiaries. This Contract is entered into on an irrevocable and irreversible basis and shall be binding on all Parties who sign it and their respective legal successors and permitted assignees. This Contract is for benefit of the Parties and their respective successors only and shall not inure to the benefit of any third party or grant to any Individual other than one of the Parties and their respective successors any rights or remedies according to this Contract.

14.4.       Specific Performance. The Parties agree that the assignment of losses and damages, even if due and established in accordance with the Law, may not constitute appropriate and sufficient compensation for the non-execution of the obligations established in this Contract. The specific performance of any obligations contained herein may be required by the creditor of an obligation, under the terms of Articles 493, 497, 500, 501, 536 and 537 of the Civil Procedural Code.

14.5.       Assignment. The rights and obligations established in this Contract may not be assigned by any Party without the prior written consent of the other Party.

14.6.       Severability of Provisions. The invalidity, illegality or unenforceability of any provision of this Contract shall not affect the other provisions herein, which shall remain in full force. The Parties shall negotiate the replacement of the provision deemed invalid, illegal or unenforceable for valid and enforceable provisions that have economic effects and relevant implications similar to those of the provision deemed invalid or unenforceable.

14.7.       Waiver. The failure, by any Party, to promptly claim, in whole or in part, any right or the fulfillment of any obligation, pursuant to the terms of this Contract, shall not constitute waiver of such right, which may be exercised, in the future, at any time. The rights and obligations provided for herein are cumulative to the exercise of any rights provided for by Law. In order to be valid, the waiver by any Party of any right provided for in this Contract shall be made by means of Communication to the other Party under the terms of Clause 13.

14.8.       Entire Agreement; Amendment. This Contract, along with the Call Notice, represents the entire agreement between the Parties pertaining the Operation, and, except for the Call Notice, repeals and replaces every negotiation, offer and covenant, oral or written, made prior to the Signature Date with relation to the object of this Contract. This Contract may only be amended, changed or supplemented by means of written instrument signed by the Parties. In case of any conflict or divergence between this Contract and the Call Notice, the provisions of the Call Notice shall prevail.

14.9.       Compliance with the Applicable Law. The Buyer represents that, during the fulfillment of the obligations provided for in this Contract, is shall strictly comply with any applicable Law, including the applicable legislation against corruption, particularly the provisions of Law no. 12,846, of August 1, 2013, as amended, and shall also notify the Seller, at any time, of any supervening fact or circumstance that prevents the qualifying conditions, immediately after the occurrence thereof, in compliance with the Call Notice.

14.10.       Applicable Law. This Contract is, and shall be at any time, ruled and construed exclusively according to the laws of the Federative Republic of Brazil.

14.11.       [Dispute Settlement and Arbitration. The Parties and the Companies undertake to employ their best efforts to resolve any controversy or dispute arising from or related to this Contract and the annexes hereof, including, without limitation, any matter pertaining to the existence, validity, fulfillment and termination hereof ("Conflict"), in good faith, through confidential negotiations between the Parties and the Companies within 5 (five) Business Days after the delivery of a written notification to the Parties, under the terms of Clause 13.1, on the existence of the Conflict ("Conflict Notification") The Conflict Notification and the answer shall include a statement of the position of each party and a summary of the arguments that support such position. Within 10 (ten) Business Days from the date of the Conflict Notification, the representatives of the Parties or Companies shall convene at a time and place mutually agreed by the parties, upon the submission of all requests for information from either party. If the Conflict is not settled within 30 (thirty) days from the sending of the Conflict Notification, it shall be finally and definitively resolved by arbitration, under the terms of Law no. 9,307, of September 23, 1996, as amended, to be initiated and processed by the Arbitration Chamber, according to the regulation thereof in force at the time the arbitration is initiated ("Regulation"), except where incompatible with this Clause 14.11.

14.11.1.       The arbitration shall be conducted by an arbitration court consisting of 3 (three) arbitrators, fluent in Portuguese, spoken and written, with the qualifications required in corporate matters of Brazil, and each party, claimant and defendant, shall appoint an arbitrator, according to the Regulation.

14.11.2.       The third arbitrator, which shall the president of the arbitration court, shall be appointed by the arbitrators appointed by the parties of the arbitration within 15 (fifteen) days from the acceptance of the position by the last arbitrator or, if this is not possible for any reason, by the President of the Arbitration Center. If each party fails to appoint their respective arbitrator, every member of the arbitration court shall be appointed by the President of the Arbitration Center, who shall appoint one of them to act in the capacity of president.

14.11.3.       The arbitration shall take place in the City of São Paulo, State of São Paulo, place where the arbitration award shall be handed down.

14.11.4.       The laws of the Federative Republic of Brazil shall be applied on the merits of the arbitration, being the arbitration court prohibited from judging in equity.

14.11.5 The official language of the arbitration shall be Portuguese.

14.11.6.       The Parties shall bear with the costs and expenses of the arbitration procedure, including the arbitrators' fees, in the proportion established by the arbitration court, according to the criterion of the loss of suit.

14.11.7.       The arbitration award shall be final, compelling, legally binding on the parties of the arbitration and the successors thereof.

14.11.8.       The filing of arbitration shall not harm nor delay the regular fulfillment of the other obligations provided for in this Contract, including any judicial execution pertaining to the net debt due. The court of the Judicial District of the City of Rio de Janeiro, in the State of Rio de Janeiro is hereby elected for the filing of possible writ of execution of extrajudicial deed addressed by Clause 14.11.8.

14.11.9.       The Parties may plead injunctive reliefs or urgent preliminary injunctions before the Judiciary before the constitution of the arbitration court. As from the filing thereof, every injunctive relief and urgent preliminary injunction shall be pleaded directly to the arbitration court, which may keep, revoke or change the measures previously required and/or granted by the Judiciary. With regard to injunctive reliefs or urgent preliminary injunctions, the central court of the Judicial District of the City of Rio de Janeiro, State do Rio de Janeiro. The arbitration award enforcement procedure may be proposed, at the discretion of the interested party, in the City of São Paulo, State of São Paulo, or in the judicial district of any domicile or where properties of any of the parties of the arbitration are located. The requirement for any legal action according to the terms provided above shall not be deemed as a waiver of the rights provided for in this Clause 14.11 or to the arbitration as the single method for the solution of the Conflict between the Parties.

14.11.10.       Before the execution of the arbitration term, the Arbitration Center may consolidate simultaneous arbitration procedures grounded on this Contract or any other instrument entered into between the Parties according to the Regulation. After the execution of the arbitration term, the arbitration court may consolidate simultaneous arbitration procedures, provided that such procedures are related to the same legal relationship and the arbitration clauses are compatible. The first arbitration court initiated shall be competent for the consolidation, and its decision shall be binding on the Parties.

14.11.11.       The Parties shall maintain the confidentiality of every arbitration element and shall not disclose to third parties the information provided or documents drawn up in the arbitration that are not in the public domain, or the evidence or materials created for the arbitration, or order or sentence handed delivered in the arbitration or arising therefrom, except, and to the extent that the disclosure is required (i) by operation of law or regulation, (ii) to protect or seek a legal right, (iii) to validate or challenge an order or sentence before a competent judicial authority, or (iv) to obtain assistance or legal counsel from legal, regulatory, financial, accounting advisors or the like.

14.11.12.       The Parties are fully aware of every term and effect of the arbitration clause hereby agreed upon and irrevocably agree that the arbitration is the only method of resolution of any Conflicts arising from this Contract.

14.11.13.       The Companies are expressly bound to the arbitration agreement for all purposes provided for in this Contract and in the applicable Law.]

[14.12. The Guarantors are expressly, irrevocably and unconditionally liable, as primary payers and joint and several debtors, regarding the fulfillment of each and every obligation of the Buyer established in the Call Notice and in this Contract, including, without limitation, the payment of the Purchase Price ("Secured Liabilities").

14.12.1.       For the purposes of articles 265 and 828 of the Civil Code, the Guarantors acknowledge and agree that are jointly and severally liable, to one another and to the Buyer, for each and every Secured Liability, expressly waiving the rights established in articles 333, sole paragraph, 364, 365, 366, 368, 821, 827, 830, 834, 835, 837, 838 and 839 of the Civil Code, as well as articles 130 and 794 of the Civil Procedural Code.]

And in witness whereof, the parties sign this instrument in 2 (two) counterparts of equal content, before the 2 (two) undersigned witnesses.

Rio de Janeiro, [●] [●], 2018.

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

Name: ID:	Name: ID:

[BRAVE WINDS GERADORA S.A]

[Note: Only for Lot “A”]

Name: ID:	Name: ID:

[●]

Name: ID:	Name: ID:

As Consenting Intervening Parties:

[SPE 1]

Name: ID:	Name: ID:

[SPE 2]

Name: ID:	Name: ID:

Witnesses:

Name: ID:	Name: ID:

* * *

Annex 6.1 (iv)

Waiver Form

Rio de Janeiro, [●] [●], 201[8]

HAND DELIVERED

To

[SPE]

[●]

Ref.:        Waiver to the position of [member of the Board of Directors]/[Director] of the Company.

Dear Sirs,

I, [NAME], [nationality], [marital status], [occupation], holder of identity card no. [==] and registered with CPF/MF under no [==], residing and domiciled at [==], hereby submit my irrevocable and unconditional waiver to the position of [member of the Board of Directors]/[Director] of the [SPE], [identification] (“Company”), effective as of the date hereof.

This form is executed in 2 (two) counterparts of equal content and form.

Sincerely,

________________________________________

[NAME]

Received, agreed and granting also the full, public, general, unchangeable and irrevocable release with regard to any amounts that may be due by this [member of the Board of Directors]/[Director] of the Company by reason of the exercise of their position:

[SPE]

__________________________	__________________________
By: Title: Date:	By: Title: Date:

* * *

Annex 6.1 (vi)

Contract of Adhesion to the Shareholders’ Agreement

* * *

Annex 9.1.3.

List of Existing AFAC

Company	Date of AFAC	Credit Amount
[SPE]	[•]	[•]

* * *

Annex A

List of Contracts with Restriction Clauses

* * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.